Form 10-K, Exhibit 13
period 1997-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 1998-04-07
CIK 1041429

[ANNAPOLIS NATIONAL BANCORP, INC. LOGO]



                               Annual Report 1997

OUR MISSION IS TO BE THE BANK OF CHOICE IN THE MARKETS WE SERVE. WE WILL ACCOMPLISH THIS BY FOCUSING ON OUR CORE VALUES AND COMMITMENTS OF:

        o BEING OUR COMMUNITY'S LOCALLY OWNED & MANAGED, INDEPENDENT ALTERNATIVE TO LARGE, IMPERSONAL, OUT-OF-TOWN BANKS

        o EXCEEDING OUR CUSTOMERS' EXPECTATIONS BY PROVIDING THE HIGHEST LEVELS OF FAST, RESPONSIVE CUSTOMER SERVICE, LISTENING, AND OFFERING THEM ACCESS TO LOCAL DECISION MAKERS

        o TREATING OUR CUSTOMERS AND EMPLOYEES FAIRLY AND WITH RESPECT, KNOWING THEM, AND CARING ABOUT THEIR WELL-BEING

        o DELIVERING FIRST RATE, COMPETITIVELY PRICED, EASY TO USE PRODUCTS AND SERVICES THAT OUR CUSTOMERS WANT

        o AGGRESSIVE BUT SAFE GROWTH OF OUR MARKET SHARE OF LOANS AND DEPOSITS

        o BEING A GOOD CORPORATE CITIZEN BY PARTICIPATING IN LOCAL COMMUNITY ORGANIZATIONS AND PROGRAMS

        o BUILDING SHAREHOLDER VALUE BY OPERATING PROFITABLY AND INCREASING MARKET PRICE & LIQUIDITY FOR OUR STOCKHOLDERS

OUR EVERY ACTION WILL CONVEY PRIDE IN WHO WE ARE AND WHERE WE ARE GOING.

ANNAPOLIS NATIONAL BANCORP, INC.


A YEAR OF INVESTING IN OUR FUTURE

      The year 1997 will be remembered as a time of great change during which we re-engineered nearly every area of Annapolis National Bancorp, Inc. (the "Company") and Annapolis National Bank (the "Bank") to position them for a much brighter future. The year of change was highlighted by the implementation of a revised business strategy designed to improve the financial performance and enhance shareholder value. The revised business strategy has impacted virtually all aspects of the Company and the Bank, including management, capitalization, shareholder value, growth, profitability, asset quality, new initiatives, and our commitment to the future.

MANAGEMENT

      The management team of Annapolis National has been reconstructed at every level with a mixture of new talent and company veterans. In February 1997, the Board of Directors engaged John W. Marhefka, Jr. as Chief Executive Officer of the Company and the Bank. In March, 1997, Russell J. Grimes, Jr., was named Chief Financial Officer of the Company and the Bank. Later in the year, two long-standing Bank officers were promoted to positions of increased authority as Lori J. Mueller became Senior Vice President for Administration & Marketing while Jeffrey S. Armiger was made Senior Vice President of the Bank's Business Banking Unit. In October, 1997, Michael R. Irwin was appointed as Senior Vice President of Credit Administration and, in December, Kevin J. Barron was engaged as Senior Vice President of Real Estate Lending to round out the new senior management team. This team is comprised of seasoned bankers who will provide experienced leadership to our staff while implementing the Bank's revised business strategy.

[PHOTO APPEARS HEARE -- John W. Marhefka, Jr.]

      The composition of the Board of Directors also changed following the adoption of a policy that, in order to assure a high level of commitment to the Company, all Directors must own at least $100,000 of the Company's common stock. Following the implementation of this policy in April, 1997, several former Directors chose not to continue, while four new Directors were added who have long-standing ties to Anne Arundel County. The new Directors were Stanley H. Katsef, Vice Chairman of the Board, Ronald E. Gardner, Stanley J. Klos, Jr., and John W. Marhefka, Jr. Our four new Directors offer a new perspective and a healthy compliment to a Board which also benefits from the experience of its five founding members.

      In addition to changes in the Board and Senior Management, 1997 also saw the Bank's middle management officer level restructured with the addition of relationship managers in all of our branch offices to spearhead a sales culture, commercial lenders in our business banking unit to build upon our small business lending expertise, additional real estate lenders to expand our construction lending niche, mortgage bankers to develop our home lending products and administrative support for our growing loan servicing, operations, and accounting/finance functions. This was truly a year that has changed the face of the Company and the Bank at every level, including our stockholders. . . . .

ANNAPOLIS NATIONAL BANCORP, INC.


SHAREHOLDER VALUE

      Our year began with 85 stockholders and ended with more than 700, so most of our owners are new as well. Even the name of the Company was changed from "Maryland Publick Banks, Inc." to "Annapolis National Bancorp, Inc." to be more representative of the single-bank holding company that we are. The Company conducted a successful initial public stock offering which helped it to achieve a number of strategic goals during the year. By raising over $5 million, our Stockholders' Equity more than doubled during the year to $11.1 Million. The additional capital has positioned us for future growth by increasing both our legal lending limit and our regulatory capital ratios. We strengthened the bond with our local community by bringing many new local owners into the family who are becoming customers, business referral sources, and general supporters of the Bank. By selling the new shares at $6.00 each, a premium to book value, the offering was accretive to our book value per share, which increased by $1.09 per share, or 29.46%, during the year from $3.70 as of December 31, 1996 to $4.79 on December 31, 1997. Future period Interest Expense was reduced by retiring $1.1 Million of holding company debt upon completion of the offering on September 30, 1997. The offering of 833,334 shares of common stock was oversubscribed in a brief initial offering period, creating demand to support an aftermarket in the shares. On October 1, 1997, our common stock debuted on The NASDAQ Stock MarketSM under the ticker symbol "ANNB". The opening bid for the shares that first day as a publicly traded company was $7.75. By year end, the bid price had risen to $10.50 amid brisk trading volume. With several brokerage firms now acting as market makers by posting daily "bid" and "ask" prices for our shares, we have made great strides in increasing liquidity for those investors who choose to sell our shares and in advancing the market price for those investors who choose to share in our future. 1997 was a banner year for accomplishing our number one priority, enhancing shareholder value.

GROWTH

      Annapolis National experienced growth throughout its balance sheet during 1997. Total Assets grew to $120.8 Million as of December 31, 1997, a 20.6% increase over December 31, 1996 Total Assets of $100.2 Million. Asset growth was primarily funded by a 17.0% increase in Total Deposits and Repurchase Agreements during the year, increasing to $109.4 Million as of December 31, 1997 from $93.5 Million a year earlier. Net Loans Receivable grew by 3.2% during the year to $71.0 Million as of December 31, 1997. Total Stockholders' Equity more than doubled to $11.1 Million during the year due to our successful initial public stock offering and record earnings performance.....

PROFITABILITY

      1997 Net Income of $1,084,000, or $0.64 per share, represented a 156.3% increase over 1996 Net Income of $423,000, or $0.29 per share. It was the finest earnings year in Annapolis National's eight year history and our first million dollar year. The improved earnings performance was driven

ANNAPOLIS NATIONAL BANCORP, INC.


by a 17.0% increase in Net Interest Income, which rose to $5.5 Million in 1997 from $4.7 Million in 1996, and was further supplemented by a 29.8% increase in Noninterest Income, which rose to $762,000 in 1997 from $587,000 in 1996. We are pleased that Annapolis National was able to achieve record growth and earnings performance during 1997 while engineering substantial restructuring of the Company. 1997 earnings were impacted by two large nonrecurring items, $796,000 of restructuring expenses associated with the implementation of the revised business plan, and $769,000 of Federal income tax benefits from prior years' net operating loss carryforwards.

ASSET QUALITY

      A major aspect of the revised business strategy has been to reduce nonperforming assets by implementing more stringent underwriting criteria and more aggressive collection procedures. Total nonperforming assets (loans over ninety days past due and other real estate owned) totaled $2,135,000, or 2.13% of Total Assets as of December 31, 1996. By December 31, 1997, nonperforming assets had been reduced to $1.2 million, or 1.18% of Total Assets. We continue to make asset quality a top management priority.

OTHER NEW INITIATIVES

      New management has taken a fresh look at everything we do and has undertaken many other new initiatives. In April, 1997, the Company implemented an incentive stock option plan which has been instrumental in helping us to recruit, retain, and motivate the best management talent available by encouraging them to act like owners. Additional incentive compensation plans were implemented to assist us in accomplishing another strategic goal of encouraging a strong sales culture throughout the organization. In October, 1997, we completed the consolidation of our two Annapolis offices into one new Annapolis facility located near the Annapolis Mall on Bestgate Road. The new Bestgate branch is a state of the art office offering many amenities which the prior offices did not and allowing us to better serve both new and existing customers from a superior location while reducing our overhead expenses. We conducted a customer satisfaction survey during 1997 designed to help us understand what we are doing well and where we have room to improve. In response to the survey, we have restructured many of our product lines so that we now offer the most competitive checking account, consumer loan, and home loan products available in our market. We continue to re-evaluate every aspect of our business on an ongoing basis and will continue to evolve and improve throughout
1998 and beyond....

COMMITMENT TO THE FUTURE

      As the only independent bank holding company and commercial bank headquartered in Annapolis, we are very excited about our future and the opportunity to make a difference in our community. In November, 1997, our commitment to our community was recognized and rewarded when the Bank earned an "Outstanding" rating for Community Reinvestment Act performance as a result of an evaluation by the Comptroller of the Currency. As we move into 1998, we are proud of

ANNAPOLIS NATIONAL BANCORP, INC.


our recent accomplishments and well positioned for even greater future success. We have carved a niche in the highly competitive local banking market by adhering to a philosophy of providing quality financial products and first rate personal service to our increasing customer base. Consolidation within the banking industry has created a wealth of opportunity for us to continue to grow and prosper as a locally owned and managed community bank. We are succeeding in attracting many new customers who prefer to bank with one of the few remaining local banks, giving added meaning to our slogan, "Your Hometown Bank".

      Our goal is to continue building financial strength through controlled growth. We have been fortunate to attract many capable, experienced, and motivated new Directors and employees to compliment a solid nucleus which was in place. This dedicated and enthusiastic team serves the Company with pride and efficiency. We have set very high goals for ourselves and for this Company. We are committed to building Annapolis National into a market force which is a valuable asset to its stockholders, its customers, and its local community. We appreciate your confidence and support.

/s/ John W. Marhefka, Jr.
-------------------------
John W. Marhefka, Jr.

Chief Executive Officer

March 12, 1998

ANNAPOLIS NATIONAL BANCORP, INC.


CORPORATE PROFILE

       ANNAPOLIS NATIONAL BANCORP, INC., formerly Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of Annapolis National Bank, a federally insured community oriented bank and the only independent commercial bank headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, and its four branches located in Anne Arundel County, Maryland, and one branch located on Kent Island in Queen Anne's County, Maryland. The Bank's principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities issued by or guaranteed by the federal government.

       The Bank conducts a general commercial and retail banking business in its market area, emphasizing the banking needs of small businesses, professional concerns and individuals. The Bank draws most of its customer deposits from Anne Arundel County, Maryland, and to a lesser extent, Queen Anne's County, Maryland. The Bank's lending operations are centered in Anne Arundel County, but extend throughout Central Maryland.

       The Bank competes with numerous other financial intermediaries, commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in Anne Arundel County and elsewhere.

       The Bank's Anne Arundel County service area is a highly concentrated, highly branched banking market. Competition in Anne Arundel County for loans to small businesses and professionals, the Bank's target market, is intense and pricing, service and access to decision makers are important. Deposit competition among institutions in Anne Arundel County also is strong.

       The Bank employed 50 full time and 13 part time individuals at December 31, 1997.

       The Bank continually evaluates new products, and implements such new products as deemed appropriate by management.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

      The following is management's discussion and analysis of the historical financial condition and results of operations of Annapolis National Bancorp, Inc. on a consolidated basis with its wholly owned subsidiary, Annapolis National Bank, for the periods presented, and should be read in conjunction with the consolidated statements and the related notes thereto appearing elsewhere in this annual report.

       The Company reported net income for 1997 of $1,084,197, a 156.59% increase over 1996 earnings of $422,540. Basic earnings per share increased to $0.64 per share compared to $0.29 per share in 1996. The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $5.5 million for 1997, an increase of $871,000 or 18.53% compared to $4.7 million in 1996.

       Total assets grew to $120.8 million as of December 31, 1997, a 20.56% increase over the December 31, 1996 total assets of $100.2 million. The Company's return on average assets was 0.99% and 0.44% at December 31, 1997, and 1996 respectively. The Company's return on average equity was 14.83% and 7.98% at December 31, 1997, and 1996 respectively.

      At December 31, 1997, the Bank's loan portfolio totaled $72.2 million. Of this amount, $30.7 million or 42.61% were commercial loans, $20.5 million or 28.34% were commercial real estate loans, $10.0 million or 13.91% were construction loans, $5.2 million or 7.25% were one- to four-family residential mortgage loans, and $3.4 million or 4.70% were home equity loans, and $2.3 million or 3.19% were consumer and other loans.

ANNAPOLIS NATIONAL BANCORP, INC.


The following table shows selected consolidated financial highlights for the Company at and for the four years ended December 31, 1994, through December 31, 1997.

SELECTED CONSOLIDATED FINANCIAL DATA
AT AND FOR YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

===========================================================================================================================
SELECTED FINANCIAL DATA                                            1997             1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $  120,827       $  100,227        $   95,296        $  75,859
Total loans, net of deferred fees and costs                      72,162           69,565            56,653           57,337
Total deposits                                                   96,062           87,106            82,096           66,118
Securities sold under agreement to repurchase                    13,306            6,345             6,970            4,741
Note payable                                                         --            1,004               925            4,004
Stockholders' equity                                             11,087            5,471             5,046              760

SELECTED OPERATING DATA
Interest income                                               $   9,161         $  8,021         $   7,651         $  5,552
Interest expense                                                  3,630            3,362             3,099            2,260
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                               5,531            4,659             4,552            3,292
Provision for credit losses                                         748              452               318              300
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses             4,783            4,207             4,234            2,992
Restructuring expense                                               796               --                --               --
Other income                                                        762              587               521              394
Operating expense                                                 4,434            4,371             3,957            3,313
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                   315              423               798               73
Income tax benefit (expense)                                        769               --                (6)              --
Net income before minority interest in
   earnings of consolidated subsidiary                            1,084              423               792               73
Minority interest in earnings of
   consolidated subsidiary                                           --               --                --               55
---------------------------------------------------------------------------------------------------------------------------
Net income                                                    $   1,084         $    423          $    792          $    18
===========================================================================================================================

KEY FINANCIAL RATIOS AND OTHER DATA
Return on average assets                                          0.99%            0.44%             0.94%            0.03%
   Net income divided by average assets
Return on average equity                                         14.83%            7.98%            19.26%            1.97%
   Net income divided by average equity
Equity to asset ratio (1)                                         6.70%            5.46%             4.88%            1.30%
   Average equity divided by average assets
Basic earnings per share                                          $0.64            $0.29             $0.57            $0.03
Book value per share                                              $4.79            $3.70             $3.41            $1.40
Tangible book value per share                                     $4.70            $3.17             $2.78           $(0.58)

Number of shares outstanding                                  2,312,306        1,478,972         1,478,972          541,300

Efficiency ratio (2)                                             83.11%           83.34%            78.00%           89.88%

Interest rate spread                                              4.88%            4.68%             5.29%            4.74%
Net interest margin                                               5.37%            5.10%             5.73%            4.98%

Risk based capital ratio--Tier 1                                 15.16%            7.46%             7.68%           (0.12%)
Risk based capital ratio--Total                                  16.42%            8.68%             8.83%            1.13%
===========================================================================================================================

(1) The Company's initial public stock offering closed on September 30, 1997 with net proceeds of $3.5 million. The average capital used to calculate this ratio reflects the increase in capital for the last quarter of 1997.

(2) Includes restructuring expense of $796,000 for the year ended December 31, 1997.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

       The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 1997, 1996 and 1995. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees which are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, increased to 4.88% from the year ended December 31, 1997, compared to 4.68% at December 31, 1996.

CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES

==============================================================================================================================
                                                                               YEARS ENDED

                                            DECEMBER 31, 1997               DECEMBER 31, 1996             DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------------------------------
                                     AVERAGE              YIELD/     AVERAGE             YIELD/    AVERAGE              YIELD/
                                     BALANCE    INTEREST   RATE      BALANCE  INTEREST    RATE     BALANCE   INTEREST    RATE
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest Earning Assets:
   Federal Funds Sold and
      other overnight
      investments                   $ 14,447     $  776     5.37%     $10,935   $  565    5.17%    $ 9,859    $  557    5.65%
   Investment Securities              16,253        937     5.77       18,339      975    5.32      12,727       714    5.61
   Loans                              72,385      7,448    10.29       62,144    6,481   10.43      56,905     6,380   11.21
------------------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets  103,085      9,161     8.89       91,418    8,021    8.77      79,491     7,651    9.62
==============================================================================================================================
Noninterest Earning Assets
   Cash and Due From Banks             3,830                            3,210                        2,851
   Other Asets                         2,176                            2,424                        1,882
------------------------------------------------------------------------------------------------------------------------------
      Total Assets                  $109,091                          $97,052                      $84,224
==============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest Bearing Deposits
   Now Accounts                      $15,475     $  324     2.09%     $14,583   $  363    2.49%    $11,532    $  284    2.46%
   Money Market Accounts              14,088        484     3.44       15,819      558    3.53      13,688       528    3.86
   Savings Accounts                   12,005        367     3.06       10,995      354    3.22       9,537       339    3.55
   Certificates of Deposit            37,829      2,084     5.50       32,207    1,776    5.51      29,095     1,638    5.63
   Repurchase Agreements              10,570        315     2.98        7,762      232    2.99       6,715       214    3.19
   Note Payable                          632         60     9.49          848       79    9.32       1,014        96    9.47
------------------------------------------------------------------------------------------------------------------------------
      Total Interest Bearing
         Liabilities                  90,599      3,634     4.01       82,214    3,362    4.09      71,581     3,099    4.33
==============================================================================================================================
Noninterest Bearing Liabilities
   Demand deposit accounts            10,510                            9,158                        7,908
   Other Liabilities                     668                              383                          623
   Stockholders' Equity                7,314                            5,297                        4,112
------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and
         Stockholders' Equity       $109,091                          $97,052                      $84,224
==============================================================================================================================
Interest rate spread                                        4.88%                         4.68%                         5.29%
==============================================================================================================================
Ratio of interest earning assets
   to interest bearing liabilities                        113.78%                       111.20%                       111.05%

Net interest income and net
   interest margin                               $5,531     5.37%               $4,659    5.10%               $4,552    5.73%
==============================================================================================================================

ANNAPOLIS NATIONAL BANCORP, INC.


FINANCIAL CONDITION

      The Company, through its Bank subsidiary, functions as a financial intermediary, and as such its financial condition can be examined in terms of developing trends in its sources and uses of funds. These trends are the result of both external environmental factors, such as changing economic conditions, regulatory changes and competition, and also internal environmental factors such as management's evaluation as to the best use of funds in these changing conditions.

      Total assets increased by 20.56% during 1997 to $120.8 million from $100.2 million at December 31, 1996. Total deposits and securities sold under agreements to repurchase, the Company's primary source of funds, increased $15.9 million or 17.01% to $109.4 million at December 31, 1997, from $93.5 million at December 31, 1996. Time deposits comprise the largest portion of the Bank's total deposits, totaling $41.7 million or 43.44% of the Bank's total deposits at December 31, 1997. Savings and Money Market accounts totaled $24.7 million or 25.73% of the Bank's total deposits at December 31, 1997. NOW accounts total $19.3 million or 20.10% of total deposits at December 31, 1997. Demand, non interest bearing accounts total $10.3 million or 10.76% of total deposits at December 31, 1997. Securities sold under agreements to repurchase increased $7.0 million to $13.3 million from $6.3 million at December 31, 1996, respectively.

      The Company's primary use of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for loan losses, increased by $2.2 million or 3.20% to $71.0 million at December 31, 1997, from $68.8 million a year earlier.

OPERATING RESULTS

      The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

NET INTEREST INCOME

       Net interest income is the difference between interest income and interest expense and is generally impacted by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table found on page 10 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

       Net interest income for the year ended December 31, 1997, was $5.5 million, representing an increase of $871,000 or 18.53% from net interest income of $4.7 million for the year ended December 31, 1996. The increase in net interest income is due primarily to an increase in the balance of interest earning assets, offset in part by an increase in interest bearing liabilities, and is largely responsible for the Company's profitability. The net yield on interest earning assets was 5.37% and 5.10% for the years ended December 31, 1997, and 1996 respectively.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

RATE/VOLUME ANALYSIS
(DOLLARS IN THOUSANDS)

===========================================================================================================================
                                                        1997 VS 1996                                1996 VS 1995
---------------------------------------------------------------------------------------------------------------------------
                                             TOTAL           DUE TO CHANGE IN             TOTAL          DUE TO CHANGE IN
                                                           --------------------                        --------------------
                                            CHANGE         VOLUME          RATE          CHANGE        VOLUME         RATE
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME ON:
   Loans                                    $  967         $1,068          $(101)         $101           $587         $(486)
   Investment Securities                       (38)          (111)            73           261            315           (54)
   Federal Funds Sold and other
      overnight investments                    211            181             30             8             61           (53)
---------------------------------------------------------------------------------------------------------------------------
Total interest income                        1,140          1,138              2           370            963          (593)

INTEREST EXPENSE ON:
   Now Accounts                                (39)            22            (61)           79             75             4
   Money Market Accounts                       (74)           (61)           (13)           30             82           (52)
   Savings Accounts                             13             33            (20)           15             52           (37)
   Certificates of Deposit                     304            310             (6)          138            175           (37)
   Repurchase Agreements                        83             84             (1)           18             33           (15)
   Note Payable                                (19)           (20)             1           (17)           (16)           (1)
---------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                         268            368           (100)          263            401          (138)
---------------------------------------------------------------------------------------------------------------------------
Net Interest Income                         $  872         $  770          $ 102          $107           $562         $(455)
===========================================================================================================================



INTEREST INCOME

       The Company's interest income increased $1.2 million or 15.0% to $9.2 million at December 31, 1997, compared to $8.0 million at December 31, 1996. The increase in interest income can be attributed to an increase of $11.7 million in average earning assets, and an increase in the average yield on earning assets to 8.89% in 1997 compared to 8.77% in 1996. Average loans increased $10.2 million or 16.48% which contributed substantially to the increase in interest income.

INTEREST EXPENSE

       The Company's interest expense increased $269,000 or 7.9% to $3.6 million at December 31, 1997, compared to $3.4 million at December 31, 1996. The increase in interest expense can be attributed to an increase of $8.4 million in average interest bearing liabilities offset by a decrease in the cost of interest bearing liabilities to 4.01% at December 31, 1997, compared to 4.09% in 1996. The increased growth in deposits and repurchase agreements were used to fund loan growth and for general liquidity purposes.

NONINTEREST INCOME

       The Company's primary source of noninterest income are fees charged for services and gains and fees recognized on the sale of residential mortgage loans. Noninterest income increased $175,000 or 29.81% to $762,000 at December
31, 1997, as compared to $587,000 in 1996. The growth in noninterest income was primarily the result of an increase of $127,000 or 21.60% in service fees and other charges, reflecting growth in the Bank's deposit accounts.


10



ANNAPOLIS NATIONAL BANCORP, INC.


NONINTEREST EXPENSE

      Noninterest expense increased $858,000 or 19.62% to $5.2 million at December 31, 1997, compared to $4.4 million at December 31, 1996. The increase in noninterest expense was primarily due to a one time restructuring expense of $796,000 during 1997, resulting from implementation of a revised business strategy by the Board of Directors and senior management in February 1997. The increase in expense includes a reduction of approximately $471,000 relating to intangible assets acquired in the June 1990 acquisition of a failed savings and loan association, severance payments and benefits of $102,000, branch consolidation expense of $119,000, and $50,000 of other expense.

       Personnel expense decreased $108,000 or 4.88% due to general staff reductions. This reduction includes an increase in health and related benefits of $43,000 or 24.4% in 1997 relating to the Company's self insured health plan.

       Occupancy expense increased $104,000 or 14.23% due to scheduled rate increases, the opening of the Bank's Severna Park branch office in September
1996 and additional maintenance expenses.

       Other expense increased $127,000 or 10.83% due mainly to additional data processing expense of approximately $111,000 or 26.6%. This was the result of contractual price escalations by our third party data processor and rising transaction volume due to additional deposit growth during 1997.

       Amortization of intangible assets decreased $43,000 or 29.86% due to the accelerated write off of the intangible assets related to the restructuring expenses incurred in 1997. The amortization recorded for the year ended December
31, 1997, reflects a lower intangible asset balance amortized in 1997 and subsequent years. The remaining intangible asset balance of $216,000 relates to the core deposit premium paid for deposits and still retained by the Bank at December 31, 1997.

PROVISION FOR INCOME TAXES

       The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company has approximately $1.4 million of net operating loss carryforwards, and net deferred tax assets of $766,000 at December 31, 1997. The Company recognized a tax benefit during 1997 of $769,000.

FINANCIAL ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

      Net income for the year ended December 31, 1996, totaled $423,000 or $0.29 per share compared to $792,000 or $0.57 per for the year ended December 31, 1995. This decrease in net income was attributable to a $134,000 increase in the provision for loan losses and a $415,000 increase in operating expenses.

       Net interest income increased $107,000 or 2.35% at December 31, 1996, to $4.7 million from $4.6 million at December 31, 1995. This increase was the result of an increase in interest income of $370,000, which was partially offset by an increase in interest expense of $263,000.

       Interest income increased $370,000 or 4.84% in 1996 compared to 1995, primarily as a result of an increase in the average balance of loans outstanding. Average loans outstanding, net of unearned income, increased $5.2 million or 9.21% during 1996. In addition, the average yield on loans decreased to 10.43% in 1996 from 11.21% in 1995.

       Interest expense increased $263,000 in 1996 as compared to 1995. The increase generally reflected an increase in the balance of interest bearing liabilities to $82.2 million from $71.6 million at December 31, 1995. During this period the average cost of interest bearing liabilities decreased to 4.09% at December 31, 1996, from 4.33% at December 31, 1995.

       Noninterest income increased $66,000 or 12.67% during 1996 as compared to 1995. The increase was attributable to an increase in service fees and other charges of $202,000 or 48.56% due to growth in the Bank's deposit base and was partially offset by a decrease of $136,000 or 130.77%, due to a one time gain of approximately $113,000 on the sale of loans guaranteed by the Small Business
Administration in 1995.

11




ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

       Noninterest expense increased $415,000 or 10.49% to $4.4 million at December 31, 1996, from 4.0 million at December 31, 1995. The primary reason for the increase was a $280,000 or 14.44% increase in personnel expense to $2.2 million at December 31, 1996, from $1.9 million at December 31, 1995, and a $122,000 or 10.55% increase in operating expense to $1.2 million at December 31, 1996, from $1.1 million at December 31, 1995. The increase in personnel expense was due to the opening of the new Severna Park branch office in September 1996, and the hiring of additional personnel for the loan origination department.
Operating expenses increased due to additional expenses related to the Bank's implementation of a check image product for its checking account customers, and increased volumes of transaction and other savings accounts during the year.

YEAR 2000 ISSUES

       Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company primarily utilizes a third party vendor and such vendor's propriety software to process its electronic data. The third party vendor is in the process of modifying, upgrading, or replacing its computer software applications and systems as necessary to accommodate the "year 2000" dating changes necessary to permit correct recording of year dates for 2000 and later years. The vendor has also engaged a consultant to review its year 2000 issues and has begun to implement a year 2000 compliance program. The Company does not expect that the cost of its year 2000 compliance program will be material to its financial condition or results of operations and believes that it will be able to satisfy such compliance program by the end of 1998 without any material disruption in its operations. The Company does not currently have any information concerning the compliance status of its suppliers and customers, other than the Bank's third party data processing vendor. In the event that any of the Company's significant suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

      Deposits, commercial reverse repurchase agreements, and lines of credit are the primary source of the Bank's funds for lending and investing activities.
Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

      The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank's deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 43.44% of the deposit portfolio at December
31, 1997. Core deposits considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits, and money market accounts accounted for 56.56% of the deposit portfolio at December 31, 1997.

      The Bank intends to continue to emphasize retail deposit accounts as its primary source of funds. Deposit products are promoted in periodic newspaper advertisements, along with notices provided in customer account statements. The
Bank does not accept brokered deposits and held no such deposits at December 31, 1997. The Bank's market strategy is based on its reputation as a community bank that provides quality products and personal customer service.

      The Bank pays interest rates on its interest bearing deposit products that are competitive with rates offered by other financial institutions in its market area, and in certain deposit categories may lead the market. Interest rates on deposits are reviewed weekly by management who consider a number of factors including: (1) the Bank's internal cost of funds; (2) rates offered by competing financial institutions; (3) investing and lending opportunities; and (4) the Bank's liquidity position.


12




ANNAPOLIS NATIONAL BANCORP, INC.


      Jumbo Certificates of Deposits. Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $5.9 million at December 31, 1997 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December
31, 1997.


=============================================================================================
                           GREATER THAN          ONE YEAR
    THREE MONTHS           THREE MONTHS             TO            GREATER THAN
      OR LESS              TO ONE YEAR          FIVE YEARS         FIVE YEARS          TOTAL
---------------------------------------------------------------------------------------------
                                          (Dollars in thousands)

       $1,722                 $3,838               $337               $-0-             $5,897
=============================================================================================

      Commercial reverse repurchase agreements represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company's control. At December 31, 1997, and 1996, the average cost of these borrowings were 2.98% and 2.99% respectively.

       The Bank maintains a borrowing line with the Federal Home Loan Bank
(FHLB), and may borrow up to $5.0 million under a reverse repurchase line established with a local correspondent commercial bank. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 1997, there were no outstanding advances under these lines of credit.

      Potential adverse impacts on liquidity can occur as a result of changes in the estimated cash flows from investment, loan, and deposit portfolios. The Bank manages this inherent risk by maintaining a portfolio of available for sale investments, and secondary sources of liquidity from FHLB advances and reverse repurchase agreements. In addition, the Bank has the ability to increase its liquidity by raising interest rates on deposit accounts, selling loans in the secondary market or curtailing the volume of loan originations.

      The Bank maintains the majority of the assets held for liquidity purposes in overnight federal funds.

INTEREST RATE RISK SENSITIVITY

      Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of the Company's interest earning assets and funding sources. Additionally, the Bank's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest bearing assets, such as loans and investments, and its interest expense on its funding sources, such as deposits and borrowings. Accordingly, the Bank's results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets in response to such movements.

      The Bank attempts to manage fluctuations in interest rates by matching the maturities of its interest earning assets and interest bearing liabilities. The Bank's current strategy to manage its sensitivity to interest rate fluctuations is to emphasize short term and adjustable rate loans and to invest in short term U.S. Government agency securities with maturities or call dates of two years or less. Additionally, all of the loans in the Bank's portfolio are either adjustable or short term fixed rate loans with terms to maturity of 30 days to 30 years. The Bank does not engage in long term fixed rate portfolio lending. Any long term fixed rate loans made by the Bank are sold in the secondary market.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

       The following table summarizes the anticipated maturities or repricing of the Company's interest earning assets and interest bearing liabilities as of December 31, 1997, and the Company's interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company's goal is generally to maintain a balanced cumulative gap position for the period of one year or less in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

       The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 1997, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

INTEREST SENSITIVITY GAP ANALYSIS
(DOLLARS IN THOUSANDS)
DECEMBER 31, 1997

===========================================================================================================================
                                                                     AFTER THREE
                                                       WITHIN        BUT WITHIN       AFTER ONE
                                                        THREE          TWELVE        BUT WITHIN        AFTER
                                                       MONTHS          MONTHS        FIVE YEARS     FIVE YEARS       TOTAL
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Federal funds sold and other
   overnight investments                               $20,744       $      0         $     0         $     0      $ 20,744
Investment securities (1)                                6,944          6,974           5,022             980        19,920
Loans (2), (3)                                          47,810          7,325          14,618           1,898        71,651
---------------------------------------------------------------------------------------------------------------------------
                                                       $75,498       $ 14,299         $19,640         $ 2,878      $112,315
===========================================================================================================================
LIABILITIES
Interest-bearing deposits
   NOW Accounts                                        $19,273       $      0         $     0         $     0      $ 19,273
   Savings Accounts                                     12,448              0               0               0        12,448
   Money Market Accounts                                12,282              0               0               0        12,282
   Certificate of deposits (4)                          10,308         28,128           3,204              89        41,729
Repurchase Agreements                                   13,306              0               0               0        13,306
---------------------------------------------------------------------------------------------------------------------------
                                                       $67,617       $ 28,128         $ 3,204         $    89      $ 99,038
===========================================================================================================================
Interest sensitivity gap                               $ 7,881       $(13,829)        $16,436         $ 2,789      $ 13,277
Cumulative interest sensitivity gap                    $ 7,881       $ (5,948)        $10,488         $13,277
Cumulative interest sensitivity gap as a
   percentage of total assets                            6.52%        (4.92)%           8.68%          10.99%
===========================================================================================================================

(1) Net of Federal Reserve Bank and Federal Home Loan Bank stock.
(2) Loans scheduled by contractual maturities.
(3) Net of non-accrual loans of $778,000.
(4) Certificates of deposits scheduled by contractual maturities.

ANNAPOLIS NATIONAL BANCORP, INC.


INVESTMENT PORTFOLIO

      At December 31, 1997, the Bank's investment portfolio, which totaled $20.5 million, consisted primarily of U.S. treasury and government agency securities and one mortgage-backed security. Of this amount, $18.9 million, or 92.2%, were U.S. treasury securities and U.S. government agency obligations. The mortgage-backed security totaled $980,000 which was issued by Freddie Mac. Additionally, the Company owns $327,250 in stock of the Federal Reserve Bank of Richmond and $292,900 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 1997, approximately 67.8% of the investment securities portfolio had maturities of one year or less.

      Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank's policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, nongovernment debt instruments must have a rating of "B" or better to be held in the portfolio. The Bank's investment policy designates the investment portfolio to be classified as "available-for-sale", unless otherwise designated. At December 31, 1997, approximately $16.6 million, or 80.7% of the investment portfolio was classified available-for-sale.

      The Composition of Securities at December 31, for each of the past three fiscal years was:

==============================================================================
                                    1997               1996               1995
------------------------------------------------------------------------------
AVAILABLE-FOR-SALE
U.S. Treasury                    $ 1,974            $ 9,157            $16,186
U.S. Agency                       12,991                996                978
Mortgage-backed                      980                987                984
Equity securities                    620                194                175
------------------------------------------------------------------------------
   Total                          16,565             11,334             18,323

HELD-TO-MATURITY
U.S. Treasury                      3,975              1,993                 --
------------------------------------------------------------------------------
   Total                           3,975              1,993                 --
------------------------------------------------------------------------------
Total Securities                 $20,540            $13,327            $18,323
==============================================================================

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

      The following table presents maturties and weighted average yields for investments in available for sale and held to maturity securities.

DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)

===========================================================================================================================
                                                                  YEARS TO MATURITY
---------------------------------------------------------------------------------------------------------------------------
                                      WITHIN             OVER 1            OVER 5               OVER
                                         1              THROUGH 5        THROUGH 10              10
---------------------------------------------------------------------------------------------------------------------------
                                 AMOUNT     YIELD    AMOUNT    YIELD   AMOUNT    YIELD    AMOUNT    YIELD   TOTAL     YIELD
---------------------------------------------------------------------------------------------------------------------------
Investments
   Available-For-Sale
   U.S. Treasury                  $1,974     5.88%   $   --     --%     $ --       --%     $--       --%   $ 1,974     5.88%
   U.S. Agency                     7,969     5.65     5,022   6.28        --       --       --       --     12,991     5.90
   Mortgage-backed                    --       --        --     --       980     5.79%      --       --        980     5.79
      Total Debit Securities      $9,943     5.70%   $5,022   6.28%     $980     5.79%     $--       --%    15,945     5.89%
===========================================================================================================================
   Equity Securities                                                                                           620
---------------------------------------------------------------------------------------------------------------------------
      Total Investments
      Available-For-Sale                                                                                   $16,565
===========================================================================================================================
Investments Held-To-Maturity
   U.S. Treasury                  $3,975     5.64%   $   --     --%     $ --       --%     $--       --%   $ 3,975     5.64%
      Total Investments
      Held-To-Maturity            $3,975     5.64%   $   --     --%     $ --       --%     $--       --%   $ 3,975     5.64%
===========================================================================================================================

LENDING ACTIVITIES

      The types of loans that the Bank may originate are subject to federal laws and regulations. Interest rates charged by the Bank on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board, and legislative tax policies.

ANALYSIS OF LOANS

      The following table presents the composition of the loan portfolio over the previous five years.

YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)

===========================================================================================================================
                                      1997              1996                1995               1994              1993
---------------------------------------------------------------------------------------------------------------------------
                                AMOUNT    PERCENT  AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT    PERCENT  AMOUNT  PERCENT
---------------------------------------------------------------------------------------------------------------------------
Commercial loans               $30,749     42.61%  $30,469   43.80%  $27,727    48.94%  $27,025     47.14% $19,724   48.33%
Real estate:
   Commercial                   20,448     28.34    17,845   25.65%   13,553    23.92     5,601      9.77   12,806   31.38
   Construction                 10,035     13.91    10,173   14.62     7,937    14.01     8,672     15.12      345    0.85
   One-to four-family            5,232      7.25     7,002   10.07     4,391     7.75    12,798     22.32    5,637   13.82
   Home equity                   3,393      4.70     1,744    2.51     1,197     2.11     1,016      1.77      615    1.51
Consumer loans                   2,306      3.19     2,332    3.35%    1,848     3.27     2,226      3.88    1,676    4.11
---------------------------------------------------------------------------------------------------------------------------
      Total loans               72,162    100.00%   69,565  100.00%   56,653   100.00%   57,338    100.00%  40,803  100.00%
Less:
   Allowance for loan losses    (1,177)               (765)             (617)              (687)              (574)
---------------------------------------------------------------------------------------------------------------------------
Net loans receivable           $70,985             $68,800           $56,036            $56,651            $40,229
===========================================================================================================================

ANNAPOLIS NATIONAL BANCORP, INC.


      The Bank's loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 1997, the Bank's loan portfolio totaled $72.2 million, of which $30.7 million, or 42.61%, were commercial loans; $20.4 million, or 28.34%, were commercial real estate loans; $10.0 million, or 13.91%, were construction loans; $5.2 million, or 7.25%, were one- to four-family residential mortgage loans; $3.4 million, or 4.70% were home equity loans and $2.3 million, or 3.19%, were consumer and other loans. All of the loans in the Bank's portfolio are either adjustable-rate or short term fixed-rate loans with terms to maturity of 30 days to 30 years.

      The Bank does not engage in longer term fixed-rate portfolio lending. Any long term fixed-rate loans made by the Bank are sold in the secondary market.

      Commercial Lending. The Bank offers commercial business loans to businesses operating in the Bank's primary market area. These loans consist of lines of credit which require an annual repayment, adjustable-rate loans with terms of five to seven years, and short term fixed-rate loans with terms of up to three years. Such loans are offered in amounts up to $750,000 and are generally secured by receivable, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less, up to $500,000. The Bank also originates commercial loans which are guaranteed by the Small Business Administration. The Bank has been an active participant in a variety of SBA loan programs.

      Commercial business loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. In order to reduce the overall risk and cost of its loan portfolio, the Bank intends to reduce the ratio of commercial loans to total loans and may reduce the level of its SBA loans.

      Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank's primary market area. The Bank's underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80% of the lower of the appraised value or sales price of the property, subject to the Bank's current loans-to-one-borrower limit, which at December 31, 1997, was $1.7 million. These loans may be made with terms up to 25 years and are generally offered at interest rates which adjust annually or annually after an initial three year period in accordance with the prime rate as reported in the Wall Street Journal. In reaching a decision as to whether or not to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2 times.

      Loans secured by commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the property's value, debt service ratio and, under certain circumstances, additional collateral.

      Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential con-

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

struction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for resale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. Although the Bank attempts to procure permanent end financing, many of the Bank's construction loans, at the time entered into with the Bank, have permanent end financing committed by other financial institutions.

       The Bank originates land acquisition and development loans with the source of repayment being either the sale of finished lots or the sale of homes to be constructed on the finished lots. The Bank will originate land acquisition, development, and construction loans on a revolving line of credit basis for subdivisions whereby the borrower may draw upon such line of credit as lots are sold for the purpose of improving additional lots. Construction loans are generally offered with terms up to six months for consumer loans, up to twelve months for builder loans, and up to eighteen months for land development loans.

      Construction loans are generally made in amounts up to 80% of the value of the security property. During construction, loan proceeds are disbursed in draws as construction progresses based upon inspections of work in place by independent construction inspectors.

       At December 31, 1997, the Bank had construction loans, including land acquisition and development loans totaling $10.0 million, or 13.91% of the Bank's total loan portfolio, of which $7.2 million consisted of one- to four-family residential construction loans, $851,000 consisted of commercial real estate construction loans and $2.0 million consisted of land acquisition and development loans.

      Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers' ability to complete construction timely and in a workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value which is insufficient to assure full repayment.

      One- to Four-Family Residential Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans, first and second mortgage loans secured by one- to four-family residences and lots for one- to four-family residences located throughout Central Maryland. It is currently the general policy of the Bank to originate for sale in the secondary market one- to four-family fixed-rate residential mortgage loans which conform, except as to size, to the underwriting standards of Fannie Mae, and Freddie Mac, and to originate for investment adjustable rate one- to four-family residential mortgage loans. The Bank generally does not retain the servicing rights of loans it sells and sells such loans without recourse, with the exception of a recourse in the event of breaches for any representations or warranties made by the Bank. The Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. One- to four-family mortgage loan originations are generally obtained from the Bank's loan representatives and their contacts with the local real estate industry, direct contacts made by the Bank's and the Company's directors, existing or past customers, and members of the local communities.

      At December 31, 1997, one- to four-family residential mortgage loans totaled $5.2 million, or 7.25%, of total loans. Of the one- to four-family mortgage loans outstanding at that date, $1.6 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term and $3.6 million were adjustable-rate mortgage loans. The Bank currently offers a number of adjustable-rate mortgage loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period in which the

ANNAPOLIS NATIONAL BANCORP, INC.


loan has a fixed rate. The interest rates for the majority of the Bank's adjustable-rate mortgage loans are indexed to the one year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

      The origination of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps to reduce the Bank's exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Although the Bank offers adjustable-rate loans at below market interest rates, all loans are underwritten to assure that the borrower is qualified on a fully-indexed basis.

      Periodic and lifetime caps on interest rate increases help to reduce the risks associated with the Bank's adjustable-rate loans, but also limit the interest rate sensitivity of its adjustable-rate mortgage loans.

      The Bank currently originates one- to four-family residential mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan. Mortgage loans originated by the Bank generally include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank's consent. Due-on-sale clauses are an important means of adjusting the yields on the Bank's fixed-rate mortgage loan portfolio and the Bank has generally exercised its rights under these clauses.

      Home Equity Lending. As of December 31, 1997, home equity loans totaled $3.4 million, or 4.70% of the Bank's total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are offered in amounts up to 100% of the appraised value with a maximum loan amount of $100,000. Fixed-rate, fixed-term home equity loans are offered with terms up to five years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank's home equity loans are adjustable rate and reprice with changes in the WSJ prime rate.

      Consumer Lending. The Bank's portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower's financial condition. At December 31, 1997, consumer loans totaled $2.3 million or 3.19% to total loans outstanding. Consumer loans are generally originated in the Bank's primary market area.

CREDIT RISK MANAGEMENT

      The Bank's allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The allowance is based upon a number of factors, including current economic conditions, actual loss experience and industry trends. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. As of December 31, 1997, the Bank's allowance for loan losses was $1.2 million or 1.6% of total loans and 102.44% of non-performing loans as compared to $765,000, or 1.1% of total loans and 38.35% of non-performing loans as of December 31, 1996. The Bank had total non-performing loans of $1.1 million and $2.0 million at December 31, 1997 and December 31, 1996, respectively, and non-performing loans to total loans of 1.59% and 2.87%, at December 31, 1997, and December 31, 1996, respectively.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

      The Bank continues to monitor and modify its allowances for loan losses as conditions dictate. While management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for loan losses. Management may in the future increase its level of loan loss allowances as a percentage of total loans and non-performing loans as its loan portfolio increases.

ANALYSIS OF CREDIT RISK

      Activity in the allowance for loan losses for the preceding two years ended December 31 is shown below:

AT DECEMBER 31,
(DOLLARS IN THOUSANDS)

----------------------------------------------------------------------------------------------
                                                                           1997           1996
----------------------------------------------------------------------------------------------
Total loans outstanding                                                 $72,162        $69,565
Average loans outstanding                                                72,385         62,144
Allowance for loan losses at beginning of period                            765            617
Provision charged to expense                                                748            452
----------------------------------------------------------------------------------------------
Chargeoffs:
   Residential/commercial real estate                                         0             15
   Commercial loans                                                         362            279
   Consumer and other loans                                                   6             28
----------------------------------------------------------------------------------------------
      Total                                                                 368            322
----------------------------------------------------------------------------------------------
Recoveries:
   Residential/commercial real estate                                         9              8
   Commercial loans                                                          21             10
   Consumer and other loans                                                   2             --
----------------------------------------------------------------------------------------------
      Total                                                                  32             18
----------------------------------------------------------------------------------------------
Net chargeoffs                                                              336            304
----------------------------------------------------------------------------------------------
Allowance for loan losses at end of period                              $ 1,177        $   765
==============================================================================================
Allowance for loan losses as a percent of total loans                     1.63%          1.10%
Net chargeoffs as a percent of average loans                               .46%           .49%
==============================================================================================

CAPITAL MANAGEMENT

      During 1997 Stockholders' Equity increased $5.6 million or 101.82% to $11.1 million from $5.5 million at December 31, 1996. The increase was due primarily to the successful completion on September 30, 1997, of the Company's initial public stock offering which sold an additional 833,334 shares of common stock at $6.00 per share. As a result, the Company's common shares outstanding increased 56.35% to 2,312,306 at December 31, 1997, from 1,478,972 at December 31, 1996.

      In April, 1997, the Company's employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 100,000 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options vest over a five year period. At December 31, 1997, 64,000 shares of common stock were granted under the plan and 6,500 shares were forfeited.

      See Note 13 to the Consolidated Financial Statements for more information on the Company's stock option plan.

ANNAPOLIS NATIONAL BANCORP, INC.


REGULATORY CAPITAL REQUIREMENTS

      The OCC's capital regulations require national banks to meet two minimum capital standards: a 3% Tier 1 capital to total adjusted assets ratio for the most highly rated banks (at least 100 to 200 basis points more for other national banks) (the "leverage" ratio) and an 8% risk-based capital ratio. Tier 1 capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships.

      The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OCC capital regulation based on the risks the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank's trading account, foreign exchange and commodity positions. The components of Tier 1 capital are equivalent to those discussed above. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

      At December 31, 1997, the Bank's tier 1 and total risk based capital ratio were 14.50% and 15.80% respectively. The Bank was considered well capitalized for regulatory purposes. See Note 14 of the Consolidated Financial Statements for more information on the Bank's risk based capital ratios.

REGULATION AND SUPERVISION

      The Company, by virtue of its control of the Bank, is a registered bank holding company as amended under the Bank Holding Company Act of 1956 ("the Act"). As a bank holding company, the Company is required to file certain reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board ("FRB") under the BHCA.

      The activities of national banks, such as the Bank, are generally governed by the National Bank Act and the Federal Deposit Insurance Act. The Bank is subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency (the "OCC"), as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank's deposit accounts are insured up to applicable limits by the FDIC's Bank Insurance Fund ("BIF"). The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of other institutions. The OCC and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. Many aspects of the Bank's operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on the Company or the Bank and their operations.

ANNAPOLIS NATIONAL BANCORP, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONTINUED

MARKET VALUE AND DIVIDEND INFORMATION

      The Company's Common stock is listed on The NASDAQ Stock MarketSM and trades under the symbol "ANNB". The Company's stock began trading on October 1, 1997, with an opening bid of $7.75 per share. The Company has traded an average daily volume of 9,175 shares from October 1, 1997 through December 31, 1997. At December 31, 1997 the closing bid price was $10.50 per share.

      The Company's high and low stock price during the last quarter of 1997 was $11.625 and $7.75 respectively. As of March 12, 1998 the Company has outstanding 2,312,306 shares of common stock and no preferred stock issued or outstanding. The Company has not paid a dividend to stockholders in the past and does not anticipate paying dividends in the near future. The Company intends to retain its capital to allow for balance sheet growth while maintaining adequate capital reserves.

ANNAPOLIS NATIONAL BANCORP, INC.

                                                     ROWLES
                                                    & Company, LLP

                                                    Certified Public Accountants


Report of Independent Auditors

The Board of Directors and Stockholders
Annapolis National Bancorp, Inc. and Subsidiary
Annapolis,  Maryland

      We have audited the accompanying consolidated balance sheet of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Annapolis National Bancorp, Inc. and Subsidiary for the years ended December 31, 1996 and 1995 were audited by other auditors whose report dated January 23, 1997, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, the Company changed its method of reporting earnings per share in 1997.


                                                 /s/ Rowles & Company LLP
                                                 ------------------------

Baltimore, Maryland
January 29, 1998

ANNAPOLIS NATIONAL BANCORP, INC.


CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

===========================================================================================================================
                                                                                                   1997                1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                    $  5,611,407        $  6,083,554
Federal funds sold and other overnight investments                                           20,743,973           4,378,730
Securities purchased under agreement to resell                                                       --           4,750,000
Investment securities available for sale                                                     16,565,290          11,334,273
Investment securities held to maturity (market value of
   $3,891,830 and $1,985,625)                                                                 3,975,296           1,992,835
Loans, less allowance for credit losses of $1,177,437 and $765,000                           70,985,232          68,800,397
Premises and equipment                                                                        1,238,887           1,334,825
Core deposit premium and other intangibles                                                      216,315             788,301
Accrued interest receivable                                                                     515,549             436,722
Other real estate owned                                                                          42,637             140,000
Deferred income taxes                                                                           765,868                  --
Other assets                                                                                    166,848             187,544
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                         $120,827,302        $100,227,181
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS EQUITY
Deposits                                                                                   $ 96,061,762        $ 87,105,995
Securities sold under agreements to repurchase                                               13,305,780           6,344,959
Accrued interest payable and other liabilities                                                  372,446             301,797
Note and accrued interest payable to stockholder                                                     --           1,003,661
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                     109,739,988          94,756,412
---------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
   Common stock, par value $.01 per share; authorized 10,000,000 shares;
      issued and outstanding 2,312,306 shares in 1997 and 1,478,972 shares in 1996               23,123              14,789
   Capital surplus                                                                           13,135,320           8,633,560
   Retained earnings (deficit)                                                               (2,077,844)         (3,162,041)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             11,080,599           5,486,308
   Unrealized gain (loss) on investment securities available for sale                             6,715             (15,539)
---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                             11,087,314           5,470,769
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                           $120,827,302        $100,227,181
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,

===========================================================================================================================
                                                                              1997                 1996                1995
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
   Loans, including fees                                                $7,447,970           $6,481,532          $6,379,798
   Federal funds sold and securities purchased under
   agreements to sell                                                      776,452              564,873             556,901
   U.S. Treasury securities and obligations of other
   U.S. Government agencies                                                937,019              974,939             714,472
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                                              9,161,441            8,021,344           7,651,171
---------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
   Certificates of deposit, $100,000 or more                               283,053              237,863             206,630
   Other deposits                                                        2,973,123            2,813,535           2,582,008
   Securities sold under agreements to repurchase                          314,943              231,514             214,431
   Interest on borrowed funds                                               59,574               78,759              95,546
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                             3,630,693            3,361,671           3,098,615
---------------------------------------------------------------------------------------------------------------------------
      NET INTEREST INCOME                                                5,530,748            4,659,673           4,552,556

PROVISION FOR CREDIT LOSSES                                                747,908              452,190             318,370
---------------------------------------------------------------------------------------------------------------------------
   Net interest income after provision for credit losses                 4,782,840            4,207,483           4,234,186
---------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
   Gain (loss) on sale of loans, securities, equipment,
      and other real estate                                                 17,000              (31,696)            104,182
   Service charges and other                                               745,064              618,501             416,363
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                             762,064              586,805             520,545
---------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSES
   Personnel                                                             2,111,176            2,219,380           1,938,920
   Occupancy and equipment                                                 834,943              730,927             718,655
   Marketing and advertising                                                88,142              104,947              68,817
   Other operating                                                       1,299,398            1,172,854           1,086,997
   Restructuring                                                           795,570                   --                  --
   Amortization of intangible assets acquired                              100,805              143,640             143,639
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                         5,230,034            4,371,748           3,957,028
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                 314,870              422,540             797,703
Income tax expense (benefit)                                              (769,327)                  --               6,000
---------------------------------------------------------------------------------------------------------------------------
Net income                                                              $1,084,197           $  422,540          $  791,703
===========================================================================================================================
Basic earnings per share                                                $     0.64           $     0.29          $     0.57
===========================================================================================================================
Diluted earnings per share                                              $     0.63           $     0.29          $     0.57
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

=============================================================================================================================
                                                COMMON STOCK                                        UNREALIZED          TOTAL
                                          ------------------------       CAPITAL      RETAINED     GAIN (LOSS)  STOCKHOLDERS'
                                            SHARES      PAR VALUE        SURPLUS      EARNINGS   ON SECURITIES         EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                 541,300       $  5,413   $  5,379,686  $ (4,376,284)    $ (249,189)    $   759,626
Sale of common stock                       937,672          9,376      3,253,874            --             --       3,263,250
Net income                                      --             --             --       791,703             --         791,703
Change in unrealized loss                       --             --             --            --        231,243         231,243
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               1,478,972         14,789      8,633,560    (3,584,581)       (17,946)      5,045,822
Net income                                      --             --             --       422,540             --         422,540
Change in unrealized loss                       --             --             --            --          2,407           2,407
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996               1,478,972         14,789      8,633,560    (3,162,041)       (15,539)      5,470,769
Sale of stock, net of costs                833,334          8,334      4,501,760            --             --       4,510,094
Net income                                      --             --             --     1,084,197             --       1,084,197
Change in unrealized loss                       --             --             --            --         22,254          22,254
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997               2,312,306        $23,123    $13,135,320   $(2,077,844)      $  6,715     $11,087,314
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

===========================================================================================================================
                                                                              1997                 1996                1995
---------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES
      Net income                                                      $  1,084,197         $    422,540        $    791,703
      Adjustments to reconcile net income to net cash
         provided by operating activities
         Depreciation and amortization                                     197,955              187,311             148,344
         Provision for loan losses                                         747,908              452,190             318,370
         Deferred income taxes                                            (769,327)                  --                  --
         Amortization of premiums and accretion of discounts, net         (453,932)              10,152            (136,627)
         Amortization of intangible assets                                 571,986              143,640             143,639
         Loss (gain) on sales of loans, securities,
            equipment, and other real estate owned                          43,826               31,696            (104,182)
         Decrease (increase) in
            Accrued interest receivable                                    (78,827)             (16,544)            (29,249)
            Other assets                                                    71,461             (203,523)             52,504
         Increase (decrease) in
            Accrued interest payable                                      (155,441)             (16,787)             95,546
            Accrued income taxes                                            (7,487)                  --                  --
            Deferred origination fees                                      (65,463)             141,367             (39,698)
            Other liabilities                                               70,829              138,992              23,225
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided from operations                            1,257,685            1,291,034           1,263,575
===========================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of securities held to maturity                      --           22,642,605           9,080,902
   Purchase of securities held to maturity                              (1,890,901)          (1,946,528)                 --
   Proceeds from maturities of securities available for sale            52,960,000            1,979,884           4,252,645
   Purchase of securities available for sale                           (57,802,932)         (17,687,193)        (24,776,098)
   Net decrease (increase) in federal funds                            (16,365,243)             844,428            (897,622)
   Loans made, net of principal collected                               (2,867,280)         (13,216,953)         (2,210,753)
   Proceeds from sales of loans                                                 --                   --           2,619,770
   Purchases of and deposits on premises, equipment,
      and software                                                        (206,121)            (524,964)           (720,071)
   Proceeds from sale of equipment                                          17,000                   --                  --
   Acquisition of other real estate owned                                  (11,325)            (140,000)            (16,412)
   Proceeds from sale of other real estate owned                           108,688              463,523                  --
   Net (increase) decrease in securities purchased under
      agreement to resell                                                4,750,000            3,000,000          (5,250,000)
---------------------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                        $(21,308,114)        $ (4,585,198)       $(17,917,639)
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

===========================================================================================================================
                                                                              1997                 1996                1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in
      Time deposits                                                    $13,052,660          $(4,235,342)         $7,574,901
      Other deposits                                                    (4,096,893)           9,245,080           8,403,074
      Securities sold under repurchase agreements                        6,960,821             (625,264)          2,228,820
   Repayment long-term debt principal                                     (848,400)                  --                  --
   Proceeds from sale of stock                                           4,510,094                   --              88,250
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                      19,578,282            4,384,474          18,295,045
===========================================================================================================================
Net increase (decrease) in cash and cash equivalents                      (472,147)           1,090,310           1,640,981

Cash and cash equivalents at beginning of year                           6,083,554            4,993,244           3,352,263
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 5,611,407          $ 6,083,554          $4,993,244
===========================================================================================================================
Supplemental Cash Flow Information
   Interest paid, including interest credited to accounts              $ 3,786,134          $ 3,282,912          $3,003,069
   Income taxes paid                                                         7,487                   --               6,000
Non-Cash Activities
   Conversion of stockholder note to common stock                               --                   --           3,175,000

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounting and reporting policies in the financial statements conform to generally accepted accounting principles and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BUSINESS

      The Company was incorporated on May 26, 1988, under the laws of the State of Maryland to serve as a bank holding company and formed Annapolis National Bank (the Bank) as a wholly owned subsidiary. The Company is registered as a bank holding company and the Bank is chartered as a national bank. The Company (as a bank holding company) and the Bank (as a nationally chartered bank) are subject to governmental supervision, regulation, and control.

      In late 1993, the Bank formed a new company, ANB Mortgage Services, LLC (ANB Mortgage) for the purpose of originating and servicing residential construction loans. ANB Mortgage assets and liabilities and its results of operations are consolidated on the accompanying financial statements. This company was liquidated in 1997.

      The principal business of Annapolis National Bank is to make loans and other investments and to accept time and demand deposits. The Bank's primary market area is in Anne Arundel County, Maryland, although the Bank's business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, travelers checks, certified checks, U.S. Savings Bond application and redemption, Mastercard/VISA/American Express credit card and merchant deposit services, federal tax depository services, individual retirement accounts, money orders, money wire transfers, the MOST automated teller product, and other banking services.

      The Bank funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans, and letters of credit. The Bank's customers are primarily individuals and small businesses.

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Annapolis National Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

INVESTMENT SECURITIES

      As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life of mortgage-backed securities. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis. Investments in Federal Home Loan Bank and Federal Reserve stock are included with securities classified as available for sale and carried at cost.

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

LOANS AND ALLOWANCE FOR CREDIT LOSSES

      Loans are stated at face value, plus deferred origination costs, less unearned discounts, deferred origination fees, and the allowance for credit losses.

      Interest on loans is credited to income based on the principal amounts outstanding. Origination fees and costs are amortized to income over the contractual life of the related loans as an adjustment of yield. Discounts on the purchase of mortgage loans are amortized to income over the contractual lives of the loans.

      Accrual of interest on a loan is discontinued when the loan is delinquent more than ninety days unless the collateral securing the loan is sufficient to liquidate the loan. Management considers all loans where the accrual of interest has been discontinued to be impaired.

      The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb possible losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

PREMISES AND EQUIPMENT

      Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives using the straight-line method. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

INTANGIBLE ASSETS

      Net assets acquired in purchase transactions are recorded at fair value at the date of acquisition. Core deposit premiums are amortized on a straight line basis over the estimated period benefited.

REAL ESTATE OWNED

      Real estate acquired in satisfaction of a debt is carried at the lower of cost or net realizable value. Costs incurred in maintaining foreclosed real estate and write-downs to reflect declines in the fair value of the properties after acquisition are included in operating expenses.

INCOME TAXES

      The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Prior to 1997, no deferred taxes were recognized since the Company did not have a sustained history of profits.

STOCK OPTIONS

      The Company accounts for stock options under Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees.

EARNINGS PER SHARE

      In 1997, the Company adopted Statement of Financial Accounts Standards
(SFAS) No. 128, Earnings per Share which changes the earnings per share disclosures from primary and fully diluted per share amounts to basic and diluted earnings per share. Under SFAS No. 128, basic earnings per

ANNAPOLIS NATIONAL BANCORP, INC.


common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated including the average dilutive common stock equivalents outstanding during the period. Earnings per share disclosures for prior periods have been restated to conform to these new calculation methods.

      Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded since the effect would be antidilutive.

      Net income per common share is based on weighted average number of shares outstanding of 1,691,301, 1,478,972 and 1,401,903 for the years ended 1997,
1996, and 1995 respectively.

RECLASSIFICATION

      Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation.

NOTE 2. INVESTMENT SECURITIES

      Investment securities are summarized as follows:

==============================================================================================
                                         AMORTIZED     UNREALIZED     UNREALIZED        MARKET
DECEMBER 31, 1997                             COST          GAINS         LOSSES         VALUE
----------------------------------------------------------------------------------------------
Held to maturity
   U.S. Treasury securities            $ 3,975,296        $    --        $83,466   $ 3,891,830
----------------------------------------------------------------------------------------------
Available for sale
   U.S. Treasury securities            $ 1,970,565        $ 3,435        $    --   $ 1,974,000
   U.S. Government agency               12,964,401         27,088            349    12,991,140
   Mortgage-backed securities            1,000,000             --         20,000       980,000
   Federal Home Loan Bank stock            292,900             --             --       292,900
   Federal Reserve stock                   327,250             --             --       327,250
----------------------------------------------------------------------------------------------
                                       $16,555,116        $30,523        $20,349   $16,565,290
==============================================================================================

DECEMBER 31, 1996
----------------------------------------------------------------------------------------------
Held to maturity
   U.S. Treasury securities            $ 1,992,835        $    --        $ 7,210   $ 1,985,625
----------------------------------------------------------------------------------------------
Available for sale
   U.S. Treasury securities            $ 9,155,662        $ 2,211        $   875   $ 9,156,998
   U.S. Government agency                1,000,000             --          3,750       996,250
   Mortgage-backed securities            1,000,000             --         13,125       986,875
   Federal Reserve stock                   194,150             --             --       194,150
----------------------------------------------------------------------------------------------
                                       $11,349,812        $ 2,211        $17,750   $11,334,273
==============================================================================================

      The amortized cost and market value of debt securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or repayment penalties.

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

==============================================================================================
                                             HELD TO MATURITY            AVAILABLE FOR SALE
----------------------------------------------------------------------------------------------
                                         AMORTIZED         MARKET      AMORTIZED        MARKET
DECEMBER 31, 1997                             COST          VALUE           COST         VALUE
----------------------------------------------------------------------------------------------
Due within one year                     $3,975,296     $3,891,830    $ 9,936,710   $ 9,942,937
Due after one through five years                --             --      4,998,256     5,022,203
Mortgage-backed securities                      --             --      1,000,000       980,000
Equity securities                               --             --        620,150       620,150
----------------------------------------------------------------------------------------------
                                        $3,975,296     $3,891,830    $16,555,116   $16,565,290
==============================================================================================

DECEMBER 31, 1996
----------------------------------------------------------------------------------------------
Due within one year                     $       --     $       --    $10,155,662   $10,153,248
Due after one through five years         1,992,835      1,985,625             --            --
Mortgage-backed securities                      --             --      1,000,000       986,875
Federal Reserve stock                           --             --        194,150       194,150
----------------------------------------------------------------------------------------------
                                        $1,992,835     $1,985,625    $11,349,812   $11,334,273
==============================================================================================

      Proceeds from available for sale securities during 1996 were $1,979,884 with realized gains of $304 on those sales.

      Securities were sold to commercial customers of the Bank under agreements for the Bank to repurchase the securities as follows:

==============================================================================================
                                                                            1997          1996
----------------------------------------------------------------------------------------------
Cost at December 31                                                  $13,459,429    $6,367,028
Fair value at December 31                                             13,508,000     6,352,152
Repurchase price                                                      13,305,780     6,344,959
Average balance during the year                                       10,570,086     7,761,702
Average interest rate during the year                                      2.98%         2.97%
Maximum month-end balance                                            $14,666,790    $9,591,298
==============================================================================================

NOTE 3. CASH AND EQUIVALENTS

      Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTE 4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

      Major classifications of loans are as follows:

==============================================================================================
                                                                            1997          1996
----------------------------------------------------------------------------------------------
Real estate
   Commercial                                                        $20,447,677   $17,844,638
   Residential                                                        18,816,566    18,919,242
Commercial                                                            30,860,360    30,801,220
Consumer                                                               2,304,614     2,332,308
----------------------------------------------------------------------------------------------
                                                                      72,429,217    69,897,408
==============================================================================================
Less
   Unearned income                                                       266,548       332,011
   Allowance for loan losses                                           1,177,437       765,000
----------------------------------------------------------------------------------------------
                                                                       1,443,985     1,097,011
----------------------------------------------------------------------------------------------
Loans, net                                                           $70,985,232   $68,800,397
==============================================================================================

      The maturity and rate repricing distribution of the loan portfolio is as follows:

==============================================================================================
                                                                            1997          1996
----------------------------------------------------------------------------------------------
Repricing or maturing within one year                                $55,913,146   $61,862,644
Maturing over one to five years                                       14,618,447     6,927,761
Maturing over five years                                               1,897,624     1,107,003
----------------------------------------------------------------------------------------------
                                                                     $72,429,217   $69,897,408
==============================================================================================

      Transactions in the allowance for credit losses were as follows:

==============================================================================================
                                                                            1997          1996
----------------------------------------------------------------------------------------------
Balance, beginning of year                                            $  765,000    $  617,000
Provisions charged to operations                                         747,908       452,190
Recoveries                                                                32,943        18,126
----------------------------------------------------------------------------------------------
                                                                       1,545,851     1,087,316
Charge-offs                                                              368,414       322,316
----------------------------------------------------------------------------------------------
Balance, end of year                                                  $1,177,437    $  765,000
==============================================================================================

      The balance of nonaccrual and impaired loans is as follows:

==============================================================================================
                                                                            1997          1996
----------------------------------------------------------------------------------------------
Total guaranteed by the Small Business Administration                 $  531,722    $1,076,000
Other nonaccrual loans                                                   245,954       817,677
----------------------------------------------------------------------------------------------
Total nonaccrual loans                                                   777,676     1,893,677
Average impaired loans                                                 1,271,093     1,276,500
Related allowance for credit losses                                      171,923       183,000
Interest collected                                                        98,000        56,000
Balance of accrued interest not recorded                                  73,864        78,000
==============================================================================================

Loans which were 90 days or more past due amounted to $371,000 and $101,000 at December 31, 1997, and 1996.

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

      The Bank lends to customers located primarily in Annapolis, Baltimore, and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

      Certain officers and directors (and companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed. A summary of the activity of these loans follows:

======================================================================
                                                    1997         1996
----------------------------------------------------------------------
Beginning balance                            $ 3,071,471   $2,153,082
Advances                                       1,058,813    1,764,445
Repayments                                      (240,899)    (846,056)
Change in officers and directors              (1,659,796)          --
----------------------------------------------------------------------
Ending balance                               $ 2,229,589   $3,071,471
======================================================================

NOTE 5. CREDIT COMMITMENTS

      Outstanding loan commitments, unused lines of credit, and letters of credit are as follows:

======================================================================
(in thousands)                                     1997          1996
----------------------------------------------------------------------
Loan commitments
   Construction                                 $ 4,319       $ 6,106
   Other                                         10,800         8,656
----------------------------------------------------------------------
                                                $15,119       $14,762
======================================================================
Letters of credit
   Deposit secured                              $   592       $   746
   Other                                            473           504
----------------------------------------------------------------------
                                                $ 1,065       $ 1,250
======================================================================

      Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

      Letters of credit are commitments issued to guarantee the performance of a customer to a third party. Loan commitments and lines and letters of credit are made on the same terms, including collateral, as outstanding loans. No amount has been recognized by the Bank as an allowance for losses related to these financial instruments with off-balance sheet risk.

NOTE 6. INTANGIBLE ASSETS

      In 1997 the intangible assets acquired in 1990 were evaluated for impairment. Except for the core deposit premium, the various other intangible assets were written off as part of the restructuring expense. The core deposit premium is being amortized over a period expiring in the year 2000. Amortization expense relating to the core deposit premium was $87,527 in each of the three years ended December 31, 1997.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTE 7. PREMISES AND EQUIPMENT

      A summary of premises and equipment and the related depreciation is as follows:

=====================================================================
                                                   1997          1996
---------------------------------------------------------------------
 Leasehold improvements                      $  658,175    $  805,067
 Furniture, fixtures, and equipment           1,077,546     1,046,101
---------------------------------------------------------------------
                                              1,735,721     1,851,168
 Accumulated depreciation                       496,834       516,343
---------------------------------------------------------------------
 Net premises and equipment                  $1,238,887    $1,334,825
=====================================================================
 Depreciation and amortization expense       $  197,955    $  187,311
=====================================================================

NOTE 8. LEASE COMMITMENTS

      The Company leases facilities under the following terms:

==============================================================================================
                                    CURRENT
                                     ANNUAL
                                     RENTAL      EXPIRATION DATE               RENEWAL OPTIONS
----------------------------------------------------------------------------------------------
Bestgate Branch                    $ 96,286      January, 1999                            None
Cape St. Claire Branch               13,200      February, 1999             3 terms of 5 years
Edgewater Branch                     40,000      April, 2005               2 terms of 10 years
Kent Island Branch                   18,000      August, 1998             1 year, 2 year terms
Severna Park Branch                  40,354      August, 2006               1 term of 10 years
Administrative offices, Annapolis   131,800      September, 2005       None, early buyout 2000
==============================================================================================

      Some of the leases provide for increases in the rental rates at specified times during the lease terms, prior to the expiration dates. All renewal options are exercisable at increased rates.

      Lease obligations will require rent payments as follows:

================================================================================
                                 PERIOD            MINIMUM RENTALS
--------------------------------------------------------------------------------
                                   1998                 $  336,282
                                   1999                    223,968
                                   2000                    205,502
                                   2001                     85,354
                                   2002                     85,354
                        Remaining years                  1,186,472
--------------------------------------------------------------------------------
                                                        $2,122,932
================================================================================

      The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $463,900, $402,105, and $429,927 for 1997, 1996, and 1995,
respectively.

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

NOTE 9. DEPOSITS

      Major classifications of deposits are as follows:

===============================================================================
                                                             1997          1996
-------------------------------------------------------------------------------
Demand, non-interest bearing                          $10,330,153   $10,051,957
NOW accounts                                           19,272,587    20,759,310
Savings and money market                               24,730,257    27,618,623
Time deposits, $100,000 and over                        5,897,484     3,617,185
Other time                                             35,831,281    25,058,920
-------------------------------------------------------------------------------
                                                      $96,061,762   $87,105,995
===============================================================================

      Time deposits, shown in thousands, mature as follows:

-------------------------------------------------------------------------------
Three months or less                                      $10,307   $    12,687
Four months to one year                                    28,128        13,884
Over one year                                               3,294         2,105
-------------------------------------------------------------------------------
                                                      $    41,729   $    28,676
===============================================================================

      At December 31, 1997, time deposits with maturities in excess of five years totaled $127,064.

NOTE 10. DUE TO STOCKHOLDER

      In June 1990, the Company borrowed $3,000,000 under an unsecured promissory note to a stockholder of the Company to provide sufficient regulatory capital to allow the Company to purchase and assume Gibraltar's assets and liabilities. Interest accrued, but not paid, on the note was at an annual rate equal to the Bank's prime rate less 2%. In December 1989, this same stockholder advanced funds to the Company to provide sufficient funds to start banking operations in January 1990.

      The stockholder acquired 907,143 shares of stock for $3,175,000 due him in a stock offering which terminated in January 1995. The Company issued a new note for $848,400 for the remaining amount owed the stockholder. Interest accrued on the note at an annual rate of the prime rate published in the Wall Street Journal plus 1%. The principal and interest, totaling $1,062,836, on the note were paid off in 1997. Interest expensed under this note was $59,574, $78,759, and $95,546 for 1997, 1996, and 1995, respectively.

NOTE 11. PROFIT SHARING PLAN

      The company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the company to match the participants' contributions. The Company contributions to the plan were $25,874 in 1997, $19,596 in 1996, and $15,000 in 1995.

NOTE 12. LINES OF CREDIT

      The Bank is a member of Federal Home Loan Bank system and may borrow up to $5,000,000. If funded, this line is secured by one to four family residential mortgage loans held in the Bank's portfolio. In addition, the Bank has available secured lines of credit of $5,000,000 from other banks.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTE 13. STOCK OPTIONS

      The Corporation has adopted a stock option plan, covering 100,000 shares of common stock, intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan provides for granting options to purchase shares of the common stock to the officers and other key employees of the Corporation and the Bank. Options granted have ten year expiration dates with vesting periods from immediate to five years. No options shall be granted under the plan after March 28, 2007.

      A summary of the status of the Company's performance-based stock option plans follows:

==============================================================================
                                                                         1997
------------------------------------------------------------------------------
Outstanding, beginning of year                                             --
Granted                                                                64,000
Exercised                                                                  --
Forfeited                                                              (6,500)
------------------------------------------------------------------------------
Outstanding, end of year                                               57,500
==============================================================================

      These options expire as follows:

==============================================================================
                                                        EXERCISE
                                                           PRICE       OPTIONS
------------------------------------------------------------------------------
July, 2007                                                 $6.00       30,000
September, 2007                                            $6.00        1,000
November, 2007                                             $9.88        6,500
December, 2007                                             $9.75       10,000
------------------------------------------------------------------------------
   Total nonvested                                                     47,500
------------------------------------------------------------------------------
April, 2007 (100% vested)                                  $5.00       10,000
------------------------------------------------------------------------------
                                                                       57,500
==============================================================================

      The Company applies APB No. 25 in accounting for the stock option plan. Accordingly, no compensation expense has been recognized for the stock options granted. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) was issued in October, 1995 to establish accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 defines a fair value based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

      The weighted average fair value of options granted during 1997 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield                                                           0.00%
Risk-free interest rate                                                  5.75%
Expected volatility                                                     10.00%
Expected life in years                                                  10

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

      Had compensation been determined in accordance with the provisions of SFAS No. 123, the Company's net income and earning per share would have been reduced to the following pro forma amounts:

===================================================================
                                                              1997
-------------------------------------------------------------------
Net income
   As reported                                           $1,084,197
   Pro forma                                             $  943,715
Basic earnings per share
   As reported                                           $     0.64
   Pro forma                                             $     0.58
Diluted earnings per share
   As reported                                           $     0.63
   Pro forma                                             $     0.57
===================================================================

NOTE 14. CAPITAL STANDARDS

      The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios, and minimum capital requirements of the Bank, as of December 31, 1997 and 1996, are as follows:

=============================================================================================
                                                                                TO BE WELL
                                       ACTUAL           CAPITAL ADEQUACY        CAPITALIZED
---------------------------------------------------------------------------------------------
                                    AMOUNT   RATIO        AMOUNT   RATIO      AMOUNT   RATIO
---------------------------------------------------------------------------------------------
DECEMBER 31, 1997
---------------------------------------------------------------------------------------------
   Total capital
      (to risk-weighted assets)  $11,393,091  15.8% > $5,772,738 > 8.0% > $7,215,923 > 10.0%
                                                    -            -      -            -
   Tier 1 capital
      (to risk-weighted assets)  $10,490,371  14.5% > $2,886,369 > 4.0% > $4,329,554 >  6.0%
                                                    -            -      -            -
   Tier 1 capital
   (to average assets)           $10,490,371   8.8% > $4,767,360 > 4.0% > $5,959,200 >  5.0%

                                                    -            -      -            -

DECEMBER 31, 1996
---------------------------------------------------------------------------------------------
   Total capital
      (to risk-weighted assets)  $ 6,445,903  10.2% > $5,035,177 > 8.0% > $6,293,972 > 10.0%
                                                    -            -      -            -
   Tier 1 capital
      (to risk-weighted assets)  $ 5,680,903   9.0% > $2,517,589 > 4.0% > $3,776,383 >  6.0%
                                                    -            -      -            -
   Tier 1 capital
   (to average assets)           $ 5,680,903   5.8% > $3,898,339 > 4.0% > $4,879,324 >  5.0%
                                                    -            -      -            -
=============================================================================================

      Tier 1 capital consists of capital stock, surplus, and undivided profits and total capital includes a limited amount of the allowance for credit losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

      Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTE 15. INCOME TAXES

      The components of the deferred tax benefit are as follows:

==============================================================================================
                                                                                         1997
----------------------------------------------------------------------------------------------
Recognition of the benefit of the net operating loss carryover                    $   449,614
Provision for credit losses                                                          (101,996)
Revenues taxed not earned                                                              (9,770)
Expenses incurred not deducted                                                         65,000
Depreciation expense                                                                   34,878
Amortization and write down of intangible assets                                      (84,053)
Elimination of the valuation allowance                                             (1,123,000)
Deferred tax benefit                                                              $  (769,327)
==============================================================================================

      The components of the net deferred tax assets are as follows:

==============================================================================================
                                                                            1997         1996
----------------------------------------------------------------------------------------------
Deferred tax assets
   Allowance for credit losses                                          $286,996  $   185,000
   Revenue taxed not earned                                              100,770       91,000
   Expenses incurred not deducted                                             --       65,000
   Net operating loss carryforward                                       492,386      942,000
----------------------------------------------------------------------------------------------
      Total deferred tax assets                                          880,152    1,283,000
----------------------------------------------------------------------------------------------
Deferred tax liabilities
   Depreciation                                                           37,278        2,400
   Intangible assets                                                      73,547      157,600
   Unrealized gain on securities available for sale                        3,459           --
----------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                     114,284      160,000
----------------------------------------------------------------------------------------------
   Valuation allowance                                                        --   (1,123,000)
----------------------------------------------------------------------------------------------
Net deferred tax asset                                                  $765,868  $        --
==============================================================================================

      The differences between the amount of federal income taxes at 34% and the amount reported by the Company follow:

==============================================================================================
                                                                            1997         1996
----------------------------------------------------------------------------------------------
Income before income taxes                                             $ 314,870    $ 422,540
Taxes computed at the federal income tax rate                            107,056      143,664
Increases (decreases) resulting from
   State income taxes, net of federal benefit                             14,547       19,521
   Nondeductible expenses                                                  1,720       14,856
   Net operating loss carryforward                                      (892,650)    (178,041)
----------------------------------------------------------------------------------------------
Income tax expense                                                     $(769,327)   $      --
==============================================================================================

      The Company has approximately $1.4 million of net operating loss carryforwards at December 31, 1997.

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

NOTE 16. PREFERRED STOCK

      The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

==============================================================================================
DECEMBER 31, 1997                                                CARRYING AMOUNT    FAIR VALUE
----------------------------------------------------------------------------------------------
Financial assets
   Cash and due from banks                                           $ 5,611,407   $ 5,611,407
   Federal funds sold                                                 20,743,973    20,743,973
   Investment securities (total)                                      20,540,586    20,457,120
   Loans, net                                                         70,985,232    70,793,572
   Accrued interest receivable                                           515,549       515,549

Financial liabilities
   Noninterest-bearing deposits                                      $10,330,153   $10,330,153
   Interest-bearing deposits                                          85,731,609    85,869,314
   Securities sold under agreements to repurchase                     13,305,780    13,305,780
   Accrued interest payable                                               36,113        36,113
==============================================================================================

      The fair values of U.S. Treasury and Government agency securities are determined using market quotations.

      The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect for loans of the same class and term. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible credit losses.

      The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits is estimated based on interest rates currently offered for deposits of similar remaining maturities.

      The fair value of long-term debt is estimated based on interest rates currently offered for long-term debt of similar terms.

      It is not practicable to estimate the fair value of outstanding loan commitments, unused lines, and letters of credit.

      In 1996, the Company considered disclosure of the fair value of its financial instruments, including off-balance sheet items and determined that the difference between its assets and liabilities and their carrying values was insignificant. The Company reached this conclusion after evaluating the repricing and terms of its financial instruments. A substantial portion of such instruments repriced annually and were short term in nature. As a result, the fair values approximated the value reported in the financial statements at December 31, 1996.

ANNAPOLIS NATIONAL BANCORP, INC.


NOTE 18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

==============================================================================================
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED
----------------------------------------------------------------------------------------------
                                 DECEMBER 31,       SEPTEMBER 30,       JUNE 30,     MARCH 31,
----------------------------------------------------------------------------------------------
1997
Interest revenue                       $2,492              $2,422         $2,260        $1,987
Interest expense                          976               1,008            893           754
Net interest income                     1,516               1,414          1,367         1,233
Provision for loan losses                 354                  75             82           237
Net income                                 92                 335            274           383
Earnings per share-basic                 0.04                0.23           0.19          0.26
Earnings per share-diluted               0.04                0.23           0.19          0.26
==============================================================================================

NOTE 19. PARENT COMPANY FINANCIAL INFORMATION

      The balance sheet and statements of income and cash flows for Annapolis National Bancorp, Inc. (Parent Company only) follow:

BALANCE SHEETS

==============================================================================================
DECEMBER 31,                                                                1997          1996
----------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                              $       191  $    20,765
Investment in Annapolis National Bank                                 10,713,401    6,453,665
Deferred income taxes                                                    373,722           --
----------------------------------------------------------------------------------------------
   Total assets                                                      $11,087,314  $ 6,474,430
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Due to stockholder                                                   $        --  $ 1,003,661
----------------------------------------------------------------------------------------------
Stockholders' equity
   Common stock, par value $.01 per share; authorized
      10,000,000 shares; issued and outstanding 2,312,306
      shares in 1997 and 1,478,972 shares in 1996                         23,123       14,789
   Capital surplus                                                    13,135,320    8,633,560
   Retained earnings (deficit)                                        (2,077,844)  (3,162,041)
   Unrealized gain (loss) on investment securities available for sale      6,715      (15,539)
----------------------------------------------------------------------------------------------
      Total stockholders' equity                                      11,087,314    5,470,769
----------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                     $11,087,314  $ 6,474,430
==============================================================================================

ANNAPOLIS NATIONAL BANCORP, INC.

DECEMBER 31, 1997

STATEMENTS OF INCOME

==============================================================================================
YEARS ENDED DECEMBER 31,                                                    1997          1996
----------------------------------------------------------------------------------------------
Interest revenue                                                      $    8,257   $       --
Interest expense                                                          59,575       78,759
----------------------------------------------------------------------------------------------
Net interest income (expense)                                            (51,318)     (78,759)
Equity in undistributed income of subsidiary                             761,893      501,399
Expenses
   Other operating                                                           100          100
----------------------------------------------------------------------------------------------
Income before income taxes                                               710,475      422,540
Income taxes                                                            (373,722)          --
----------------------------------------------------------------------------------------------
Net income                                                            $1,084,197   $  422,540
==============================================================================================

STATEMENTS OF CASH FLOWS

==============================================================================================
YEARS ENDED DECEMBER 31,                                                    1997          1996
----------------------------------------------------------------------------------------------
Cash flows from operating activities
   Interest received                                                 $     8,257     $     --
   Interest paid                                                        (214,836)     (19,044)
   Cash paid for operating expenses                                         (100)        (100)
----------------------------------------------------------------------------------------------
                                                                        (206,679)     (19,144)
----------------------------------------------------------------------------------------------

Cash flows from investing activities
   Capital contributed to Annapolis National Bank                     (3,475,589)          --
----------------------------------------------------------------------------------------------

Cash flows from financing activities
   Proceeds from stock offering                                        4,510,094           --
   Repayment of stockholder loan                                        (848,400)          --
----------------------------------------------------------------------------------------------
                                                                       3,661,694           --
----------------------------------------------------------------------------------------------
   Net (decrease) in cash                                                (20,574)     (19,144)

Cash and equivalents at beginning of year                                 20,765       39,909
----------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                         $191     $ 20,765
----------------------------------------------------------------------------------------------

Reconciliation of net income to net cash
   provided by operating activities
   Net income                                                        $ 1,084,197     $422,540
   Adjustments to reconcile net income to net
      cash used in operating activities
      Undistributed net income of subsidiary                            (761,893)    (501,399)
      Increase in deferred tax assets                                   (373,722)          --
      Increase (decrease) in accrued interest expense                   (155,261)      59,715
----------------------------------------------------------------------------------------------
                                                                        (206,679)    $(19,144)
==============================================================================================

ANNAPOLIS NATIONAL BANCORP, INC.


OFFICERS AND DIRECTORS



[PHOTO APPEARS HERE]


Seated Ronald E. Gardner, John W. Marhefka Jr., Standing (left to right) Lawrence W. Schwartz, Stanley H. Katsef, Richard M. Lerner, Stanley J. Klos Jr., Dimitri P. Mallios, Albert Phillips and Lawrence E. Lerner.


BOARD OF DIRECTORS                    EXECUTIVE OFFICERS
OF ANNAPOLIS NATIONAL                 OF ANNAPOLIS NATIONAL
BANCORP, INC. AND                     BANCORP, INC.
ANNAPOLIS NATIONAL
BANK                                  Russell J. Grimes Jr.
                                         Chief Financial Officer &
Ronald E. Gardner                        Treasurer
Stanley H. Katsef                     John W. Marhefka Jr.
   Vice Chairman of the Board            Chief Executive Officer &
Stanley J. Klos Jr.                      Vice President
Lawrence E. Lerner                    Lori J. Mueller
Richard M. Lerner                        Secretary
Dimitri P. Mallios                    Albert Phillips
John W. Marhefka Jr.                     President
   Chief Executive Officer
Albert Phillips
   Chairman of the Board
Lawrence W. Schwartz

OFFICERS OF ANNAPOLIS
NATIONAL BANK

EXECUTIVE OFFICERS

Jeffrey S. Armiger
   Senior Vice President,
   Business Banking
Kevin J. Barron
   Senior Vice President,
   Real Estate Lending
Russell J. Grimes Jr.
   Senior Vice President,
   Chief Financial Officer & Treasurer
Michael L. Irwin, CPA
   Senior Vice President,
   Credit Administration
John W. Marhefka Jr.
   President &
   Chief Executive Officer
Lori J. Mueller
   Senior Vice President,
   Administration & Marketing

VICE PRESIDENTS

Tianne Baker
   Real Estate Lending
Tamara S. Cleaver
   Loan Servicing
Stephanie L. Gates
   Real Estate Lending
Becky L. Hoffman
   Operations
Robert E. Mann
   Commercial Lending
Jo Ann Pyles
   Mortgage Bandking
Jan L. Rupp
   Real Estate Lending

ASSISTANT VICE PRESIDENTS

Judith A. Atkins
   Construction Loan Adninistration
Deborah L. Cobb
   Relationship Manager
Linda W. Friday
   Relationship Manager
Alison M. Hamlett
   Commercial Lending
Janice A. Korvin
   Accounting Manager
Susan F. Smith
   Relationship Manager
Heather R. Tinelli
   Credit Analyst
L. C. "Sam" Walters
   Relationship Manager
Gregory E. Williams
   Commercial Lending

ANNAPOLIS NATIONAL BANCORP, INC.


CORPORATE INFORMATION

EXECUTIVE OFFICES

180 Admiral Cochrane Drive
Suite 300
Annapolis, Maryland 21401
410-224-4455

COMMUNITY OFFICES

ANNAPOLIS
900 Bestgate Road
Suite 100
Annapolis, Maryland 21401
410-224-4483

CAPE ST. CLAIRE
1372-B Cape St. Claire Road
Annapolis, Maryland 21401
410-974-1515

EDGEWATER
120 Central Avenue
Edgewater, Maryland 21037
410-956-2900

KENT ISLAND
Route 50 and 18
Kent Island Shopping Center
Stevensville, Maryland 21666
410-643-4191

SEVERNA PARK
50 West McKinsey Road
Severna Park, Maryland 21146
410-518-6885

ADDRESS OF PRINCIPAL OFFICE

Annapolis National Bancorp, Inc.
180 Admiral Cochrane Dr.,
Suite 300
Annapolis, Maryland 21401

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDIT
FIRM

Rowles & Company, LLP
101 East Chesapeake Avenue
Baltimore, MD 21286

SECURITIES COUNSEL

Muldoon, Murphy & Faucette
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

ANNUAL MEETING

The Annual Meeting of the
stockholders of Annapolis
National Bancorp, Inc. will be
held at the Annapolis Holiday
Inn, 210 Holiday Ct., Annapolis,
MD 21401 at 6:00 PM on
Thursday, April 23, 1998.

INVESTOR INFORMATION

Analysts, stockholders and others
seeking information about
Annapolis National Bancorp, Inc.
are invited to contact:

John W. Marhefka Jr.
Chief Executive Officer

           or

Russell J. Grimes Jr.
Chief Financial Officer & Treasurer
Annapolis National Bancorp, Inc.
180 Admiral Cochrane Drive
Suite 300
Annapolis, Md. 21401
(410) 224-4455

SECURITIES LISTING

The Company's shares are
listed on The NASDAQ Stock
Market(SM). Ticker Symbol:
ANNB

Member Federal Deposit Insurance Corporation
Member Federal Reserve System


44