Form 10KSB, Exhibit 13
period 1998-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 1999-03-31
CIK 1041429

[ANNAPOLIS NATIONAL BANCORP, INC. LOGO]






                               Annual Report 1998

ANNAPOLIS NATIONAL BANCORP, INC.


A Year of Climbing the Ladder

            The process of restructuring Annapolis National Bancorp, Inc. (the "Company") and Annapolis National Bank (the "Bank") has been similar to climbing a tall ladder, with each step a milestone of accomplishment resulting from persistence, effort, and commitment. The year of 1998 will be remembered as a time when we climbed to new heights by making great strides toward reaching the top of the performance ladder. Following 1997's year of restructuring virtually every area of the Company and the Bank, 1998 was highlighted by record loan growth, record core earnings, a second consecutive million-dollar net income year, improved asset quality, efforts to enhance shareholder value, undertaking new initiatives, and a commitment to our future.

Loan Growth

            Net Loans Receivable grew by 22.4% during the year to $86.9 Million as of December 31, 1998 from $71.0 Million at December 31, 1997. Loan growth was and continues to be a priority of ours because current period loan growth is what fuels future period earnings growth. We improved our balance sheet during 1998 by investing our excess liquidity in higher yielding loans. Net Loans Receivable grew to 72.2% of Total Assets as of December 31, 1998, up from only 58.7% of Total Assets a year earlier. As the only independent commercial bank headquartered in Annapolis, we attribute our loan growth to more and more customers seeing us as the preferred alternative to large, impersonal out-of-town banks.

Earnings

            The Company's core earnings also rose to record levels. Income Before Taxes for the year ended December 31, 1998 rose by 384.1% to $1,525,000 from $315,000 in 1997. Additionally, the 1998 Income Before Taxes is nearly double the Company's previous best year, when it recorded $798,000 of pre-tax earnings in 1995. We are also pleased with the increasing 1998 core earnings trends of Total Interest Income (up 7.1% from 1997), Net Interest Income (up 7.1%), and Non Interest Income (up 13.8%).

            The Company's 1997 Net Income figures do not lend themselves to direct comparison because they include both $796,000 of one-time restructuring expenses related to a revised business strategy implemented by the Company, and a one-time tax benefit of $769,000 attributable to net operating loss carryforwards. As a result, Net Income of $1,003,000, or $0.43 per basic share, for the year ended December 31, 1998 decreased slightly from $1,084,000, or $0.64 per basic share, for the year ended December 31, 1997. The decrease in earnings per share was attributable in part to an additional 833,334 shares of common stock being issued in September, 1997 as a result of the successful completion of the Company's initial public stock offering. We are pleased that the Company was able to record its second consecutive million-dollar earnings year in 1998.

ANNAPOLIS NATIONAL BANCORP, INC.

Asset Quality

            The quality of the Company's assets continued to climb up the performance ladder during 1998 as Non-Performing Assets were reduced to $808,000, or 0.67% of Total Assets as of December 31, 1998, down from $1,200,000, or 0.99% of Total Assets a year earlier. As a result of improving asset quality, the Provision for Credit Losses was reduced to $300,000 during 1998, down from $748,000 in 1997. Non-Performing Assets have now been reduced to their lowest level since the Company's inception, having been 2.13% of Assets at December 31, 1996, 2.32% at December 31, 1995, and 1.57% at December 31, 1994.
Improving asset quality was a large part of the revised business strategy we began implementing more than two years ago and continues to be a top management priority.

Shareholder Value

            We have continued to pursue initiatives designed to enhance shareholder value. Since our debut on the NASDAQ Stock Market in October of 1997, we have worked to ensure that our investors have liquidity in their shares. First and foremost, we have improved the fundamental operations of the Company, as noted above. Additionally, we have recruited additional market makers for our shares. The number of investment firms making a market in our stock by posting daily "bid" and "ask" prices for our shares increased from five at December 31, 1997 to eight at December 31, 1998. As a result, the trading volume of our shares reached an all-time high of 2,997 shares per day on average during 1998, assuring most of our investors the opportunity to divest of their shares with only a telephone call. Please be assured that our goal of building shareholder value remains at the forefront of our decision making.

New Initiatives & Our Commitment to the Future

            We have continued to undertake new initiatives designed to improve the Company now and position it to attain higher rungs on the ladder in the future.

            We strengthened our management team during 1998 by adding Robert E. Mann as Senior Vice President of Business Banking and Jo Ann Pyles as Vice President of Mortgage Banking. . . both seasoned local market professionals who have added experienced leadership to the solid nucleus which we built in 1997. We have assembled a dedicated and enthusiastic management team which serves the Company with pride and efficiency.

            During 1998, we reinforced our commitment to the local community by purchasing a premier parcel of land on Bestgate Road, directly across from the Annapolis Mall, which will become home to our new corporate headquarters and a full-service, state-of-the-art banking facility. We expect to begin construction in the spring of 1999. When completed, this new headquarters facility will accomplish multiple goals of greatly increasing our market presence in Annapolis, lowering our operating expenses, and joining our executive offices with a retail banking operation, allowing our customers to gain easier access to senior management decision makers.

ANNAPOLIS NATIONAL BANCORP, INC.

            We invested considerable time and effort during 1998 conducting a major computer system conversion which was completed in January of 1999. Annapolis National Bank's customers now benefit from an enhanced level of personal service and an array of state-of-the-art products which we were simply unable to offer with our prior system, including home based PC banking, Visa Check Cards, and a new line of checking account products. Additionally, this conversion has been instrumental in preparing the Bank for Year 2000 issues. We anticipate that our system's Year 2000 compliance will be fully tested and operational by June 30, 1999. Experts rank the financial services industry as "Number One" for Year 2000 readiness. You may be assured that Annapolis National Bank will continue to operate as an efficient and profitable provider of financial services. That is our commitment to you as our valued shareholder.

Further up the Ladder

            1998 was a year when we climbed to new heights in many areas. We have carved a niche in the highly competitive local banking market by adhering to a philosophy of providing quality financial products and first rate personal service to our increasing customer base. Consolidation within the banking industry has created a wealth of opportunity for us to continue to grow and prosper as a locally owned and managed community bank. We are succeeding in attracting many new customers who prefer to bank with one of the few remaining local banks, giving added meaning to our slogan "Your Hometown Bank".

            However, we still have much work to do before we feel that we have reached the top of the ladder. . . a place where we can feel that we have been successful in completing the repositioning of the Company which we began in 1997. . . a place where we become recognized as the premier community bank in our market in terms of both shareholder returns and customer satisfaction. Although we became a better Company in 1998 than we were in 1997, we remain focused on stepping up to the top of the ladder one rung at a time during 1999 and beyond. We are committed to building Annapolis National into a market force which is a valuable asset to its stockholders, its customers, and its local community. We appreciate your confidence and support.


/s/ John W. Marhefka, Jr.               /s/ Albert Phillips
_________________________               _____________________
John W. Marhefka, Jr.                   Albert Phillips
Chief Executive Officer                 Chairman of the Board

March 26, 1999

This document constitutes a Year 2000 Readiness Disclosure Document.

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

            The Bank employed 59 full time and 5 part time individuals at December 31, 1998.

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

            The Company reported net income for 1998 of $1,002,844, a 7.50% decrease over 1997 earnings of $1,084,197. The decrease in 1998 earnings was primarily due to the Company recording federal income tax expense of $522,000, compared to an income tax benefit in 1997 of $769,000, which was partially offset by restructuring expenses of $796,000. Basic earnings per share decreased to $0.43 per share compared to $0.64 per share in 1997. The decrease in earnings per share was due in part to an additional 833.334 shares issued as a result of the Company's stock offering that closed in September 1997.

            The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $5.9 million for 1998, an increase of $393,000 or 7.10% compared to $5.5 million in 1997.

            Total assets were $120.5 million as of December 31, 1998, a .30% decrease over the December 31, 1997 total assets of $120.8 million. The Company's return on average assets was 0.82% and 0.99% at December 31, 1998, and 1997 respectively. The Company's return on average equity was 8.64% and 14.83% at December 31, 1998, and 1997 respectively. The decrease in the return on average equity for 1998 was mainly due to the $4.3 million average increase in stockholder's equity from 1997 due to net proceeds from the stock offering of $3.5 million and $1.0 million of net earnings for 1998.

            At December 31, 1998, the Bank's loan portfolio totaled $88.4 million. Of this amount, $26.9 million or 30.43% were commercial loans, $29.4 million or 33.25% were commercial real estate loans, $17.9 million or 20.22% were construction loans, $8.6 million or 9.75% were one- to four-family residential mortgage loans, and $3.2 million or 3.64% were home equity loans, and $2.4 million or 2.71% were consumer and other loans.

ANNAPOLIS NATIONAL BANCORP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

The following table shows selected consolidated financial highlights for the Company at and for the five years ended December 31, 1994, through December 31, 1998.

Selected Consolidated Financial Data
At and for year ended December 31,
(Dollars in thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data                                   1998             1997          1996           1995            1994
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $  120,457       $  120,827    $  100,227      $  95,296      $  75,859
Total loans, net                                          86,924           70,985        68,800         56,036         56,650
Total deposits                                           100,742           96,062        87,106         82,096         66,118
Securities sold under agreement to repurchase              7,174           13,306         6,345          6,970          4,741
Note payable                                                  --               --         1,004            925          4,004
Stockholders' equity                                      12,091           11,087         5,471          5,046            760
Selected Operating Data
Interest income                                        $   9,813        $   9,161      $  8,021      $   7,651       $  5,552
Interest expense                                           3,890            3,630         3,362          3,099          2,260
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                        5,923            5,531         4,659          4,552          3,292
Provision for credit losses                                  300              748           452            318            300
----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses      5,623            4,783         4,207          4,234          2,992
Restructuring expense                                         --              796            --             --             --
Non-interest income                                          867              762           587            521            394
Non-interest expense                                       4,965            4,434         4,371          3,957          3,313
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 1,525              315           423            798             73
Income tax benefit (expense)                                (522)             769            --             (6)            --
Net income before minority interest in
      earnings of consolidated subsidiary                  1,003            1,084           423            792             73
Minority interest in earnings of
      consolidated subsidiary                                 --               --            --             --             55
----------------------------------------------------------------------------------------------------------------------------------
Net income                                              $  1,003        $   1,084      $    423       $    792        $    18
----------------------------------------------------------------------------------------------------------------------------------
Key Financial Ratios and Other Data
Return on average assets                                   0.82%            0.99%         0.44%          0.94%          0.03%
      Net income divided by average assets
Return on average equity                                   8.64%           14.83%         7.98%         19.26%          1.97%
      Net income divided by average equity
Equity to asset ratio (1)                                  9.54%            6.70%         5.46%          4.88%          1.30%
      Average equity divided by average assets
Basic earnings per share                                  $0.43            $0.64         $0.29          $0.57          $0.03
Book value per share                                      $5.23            $4.79         $3.70          $3.41          $1.40
Tangible book value per share                             $5.17            $4.70         $3.17          $2.78         $(0.58)
Number of shares outstanding                          2,313,506        2,312,306     1,478,972      1,478,972        541,300
Efficiency ratio (2)                                      73.19%           83.11%        83.34%         78.00%         89.88%
Interest rate spread                                       4.52%            4.88%         4.68%          5.29%          4.74%
Net interest margin                                        5.11%            5.37%         5.10%          5.73%          4.98%
Risk based capital ratio--Tier 1                          12.70%           15.16%         7.46%          7.68%         (0.12%)
Risk based capital ratio--Total                           14.00%           16.42%         8.68%          8.83%          1.13%
----------------------------------------------------------------------------------------------------------------------------------

(1) The Company's initial public stock offering closed on September 30, 1997 with net proceeds of $3.5 million. The average capital used to calculate this ratio reflects the increase in capital for the last quarter of 1997.
(2) Includes restructuring expense of $796,000 for the year ended December 31, 1997.

ANNAPOLIS NATIONAL BANCORP, INC.

            The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 1998, 1997 and 1996. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees which are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 4.52% for the year ended December 31, 1998, compared to 4.88% at December 31, 1997.

                Consolidated Average Balances, Yields and Rates

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Years Ended
                                                             December 31, 1998                          December 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                    Average                     Yield/          Average                   Yield/
                                                    balance       Interest       RATE           balance        Interest    rate
---------------------------------------------------------------------------------------------------------------------------------
Assets
Interest Earning Assets:
      Federal Funds Sold and
            other overnight
            investments                             $ 21,999      $ 1,195         5.43%         $ 14,447      $  776       5.37%
      Investment Securities                           16,644          963         5.79%           16,253         937       5.77%
      Loans                                           77,245        7,655         9.91%           72,385       7,448      10.29%
---------------------------------------------------------------------------------------------------------------------------------
            Total interest-earning assets            115,888        9,813         8.47%          103,085       9,161       8.89%
---------------------------------------------------------------------------------------------------------------------------------
Noninterest Earning Assets
      Cash and Due From Banks                          3,612                                       3,830
      Other Asets                                      2,186                                       2,176
---------------------------------------------------------------------------------------------------------------------------------
            Total Assets                             121,686                                    $109,091
Liabilities and Stockholders' Equity
Interest Bearing Deposits
      Now Accounts                                  $ 18,488        $ 361         1.95%          $15,475      $  324       2.09%
      Money Market Accounts                           14,427          496         3.44%           14,088         484       3.44%
      Savings Accounts                                13,374          392         2.93%           12,005         367       3.06%
      Certificates of Deposit                         40,844        2,272         5.56%           37,829       2,081       5.51%
      Repurchase Agreements                           11,330          369         3.26%           10,570         315       2.98%
      Note Payable                                         0            0         0%                 632          60       9.49%
---------------------------------------------------------------------------------------------------------------------------------
            Total Interest Bearing
                  Liabilities                         98,463        3,890         3.95%           90,599       3,631       4.01%
---------------------------------------------------------------------------------------------------------------------------------
Noninterest Bearing Liabilities
      Demand deposit accounts                         11,118                                      10,510
      Other Liabilities                                  500                                         668
      Stockholders' Equity                            11,605                                       7,314
---------------------------------------------------------------------------------------------------------------------------------
                  Total Liabilities and
                  Stockholders' Equity               121,686                                    $109,091
---------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                                              4.52%                                    4.88%
---------------------------------------------------------------------------------------------------------------------------------
Ratio of interest earning assets
      to interest bearing liabilities                                           117.70%                                  113.78%
Net interest income and net
      interest margin                                             $ 5,923         5.11%                       $5,531       5.37%
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

                                                         December 31, 1996
-------------------------------------------------------------------------------------
                                                    Average                Yield/
                                                    balance     Interest    rate
-------------------------------------------------------------------------------------
Assets
Interest Earning Assets:
      Federal Funds Sold and
            other overnight
            investments                             $10,935     $  565        5.17%
      Investment Securities                          18,339        975        5.32%
      Loans                                          62,144      6,481       10.43%
-------------------------------------------------------------------------------------
            Total interest-earning assets            91,418      8,021        8.77%
-------------------------------------------------------------------------------------
Noninterest Earning Assets
      Cash and Due From Banks                         3,210
      Other Asets                                     2,424
-------------------------------------------------------------------------------------
            Total Assets                            $97,052
Liabilities and Stockholders' Equity
Interest Bearing Deposits
      Now Accounts                                  $14,583     $  363        2.49%
      Money Market Accounts                          15,819        558        3.53%
      Savings Accounts                               10,995        354        3.22%
      Certificates of Deposit                        32,207      1,776        5.51%
      Repurchase Agreements                           7,762        232        2.99%
      Note Payable                                      848         79        9.32%
-------------------------------------------------------------------------------------
            Total Interest Bearing
                  Liabilities                        82,214      3,362        4.09%
-------------------------------------------------------------------------------------
Noninterest Bearing Liabilities
      Demand deposit accounts                         9,158
      Other Liabilities                                 383
      Stockholders' Equity                            5,297
-------------------------------------------------------------------------------------
                  Total Liabilities and
                  Stockholders' Equity              $97,052
-------------------------------------------------------------------------------------
Interest rate spread                                                          4.68%
-------------------------------------------------------------------------------------
Ratio of interest earning assets
      to interest bearing liabilities                                       111.20%
Net interest income and net
      interest margin                                           $4,659        5.10%
-------------------------------------------------------------------------------------

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

            Total assets decreased by .30% during 1998 to $120.5 million from $120.8 million at December 31, 1997. Total deposits and securities sold under agreements to repurchase, the Company's primary source of funds, decreased $1.5 million or 1.35% to $107.9 million at December 31, 1998, from $109.4 million at December 31, 1997. Time deposits comprise the largest portion of the Bank's total deposits, totaling $37.6 million or 37.3% of the Bank's total deposits at December 31, 1998, compared to $41.7 million or 43.4% in 1997. Savings and Money Market accounts totaled $30.8 million or 30.5% of the Bank's total deposits at December 31, 1998, compared to $24.7 million or 25.7% in 1997. NOW accounts total $21.1 million or 20.9% and $19.3 million or 20.1% of total deposits at December 31, 1998 and 1997, respectively. Demand, non interest bearing accounts total $11.3 million or 11.2% of total deposits at December 31, 1998 and $10.3 million or 10.8% at December 31, 1997. Securities sold under agreements to repurchase decreased $6.1 million to $7.2 million from $13.3 million at December 31, 1997, respectively.

            The Company's primary use of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for loan losses, increased by $15.9 million or 22.4% to $86.9 million at December 31, 1998, from $71.0 million a year earlier. The loan growth was mainly concentrated in real estate related loans which increased 51.1% over 1997 and was partially offset by a decrease of 12.8% in commerical loans as the Company continues to benefit from the revised business strategy implemented in 1997.

Operating Results

            The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

            Net interest income is the difference between interest income and interest expense and is generally impacted by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table found on page 9 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and
(3) changes in rate/volume (change in rate multiplied by change in volume).

            Net interest income for the year ended December 31, 1998, was $5.9 million, representing an increase of $392,000 or 7.08% from net interest income of $5.5 million for the year ended December 31, 1997. The increase in net interest income is due primarily to an increase in the balance of interest earning assets, offset in part by an increase in interest bearing liabilities, and is largely responsible for the Company's profitability. The net yield on interest earning assets was 5.11% and 5.37% for the years ended December 31, 1998, and 1997 respectively. Net interest income for 1998 includes $18,439 of interest collected on cash basis related to loans on a non accrual status, compared to $98,000 of interest collected on various non accrual loans in 1997.

ANNAPOLIS NATIONAL BANCORP, INC.

Rate/Volume Analysis
(Dollars in thousands)

--------------------------------------------------------------------------------------------------------------------------------
                                                        1998 vs 1997                                       1997 vs 1996
--------------------------------------------------------------------------------------------------------------------------------
                                         Increase or   Due to Change in    rate/    Increase or     Due to Change in     rate/
                                         (decrease)   Volume        Rate  volume    (decrease)     Volume         Rate   volume
--------------------------------------------------------------------------------------------------------------------------------
Interest Income On:
      Loans                                    $207     $500     $(275)    (18)         $ 967       $1,068      $(87)       (14)
      Investment Securities                      26       23         3      --            (38)        (111)       82         (9)
      Federal Funds Sold and other
            overnight investments               419      406         9       4            211          181        22          7
--------------------------------------------------------------------------------------------------------------------------------
Total interest income                           652      929      (263)    (14)         1,140        1,138        17        (16)

Interest Expense On:
      Now Accounts                               37       63       (22)     (4)           (39)          22       (58)        (1)
      Money Market Accounts                      12       12        --      --            (74)         (61)      (15)         2
      Savings Accounts                           25       42       (15)     (2)            13           33       (18)        (2)
      Certificates of Deposit                   192      166        24       2            304          310        (5)        (1)
      Repurchase Agreements                      54       23        29       2             83           84        (1)        --
      Note Payable                              (60)     (60)       --      --            (19)         (20)       --          1
--------------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                          260      246        16      (2)           268          368       (97)        (3)
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                            $392     $683     $(279)    (12)         $ 872        $ 770      $114        (13)
--------------------------------------------------------------------------------------------------------------------------------


Interest Income

            The Company's interest income increased $652,000 or 7.12% to $9.8 million at December 31, 1998, compared to $9.2 million at December 31, 1997. The increase in interest income can be attributed to an increase of $12.8 million in average earning assets, and was partially offset by a decrease in the average yield on earning assets to 8.47% in 1998 compared to 8.89% in 1997. Average loans increased $4.9 million or 6.71%, and average federal funds and other overnight investments increased $7.6 million or 52.2% which contributed to the increase in interest income.

Interest Expense

            The Company's interest expense increased $260,000 or 7.16% to $3.9 million at December 31, 1998, compared to $3.6 million at December 31, 1997. The increase in interest expense can be attributed to an increase of $7.9 million in average interest bearing liabilities offset by a decrease in the cost of interest bearing liabilities to 3.95% at December 31, 1998, compared to 4.01% in 1997. The increased growth in deposits were used to fund loan growth and for general liquidity purposes.

Noninterest Income

            The Company's primary source of non-interest income are fees charged for services and gains and fees recognized on the sale of residential mortgage loans. Non-interest income increased $105,000 or 13.78% to $867,000 at December 31, 1998, as compared to $762,000 in 1997. The growth in non-interest income was primarily the result of a one time gain of $125,000 relating to the Company's waiving its exclusive right to operate its branch office in the Edgewater Shopping Center.

ANNAPOLIS NATIONAL BANCORP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Noninterest Expense

            Noninterest expense decreased $264,000 or 5.04% to $5.0 million at December 31, 1998, compared to $5.2 million at December 31, 1997. The decrease in noninterest expense was primarily due to a one time restructuring expense of $796,000 during 1997, resulting from implementation of a revised business strategy by the Board of Directors and senior management in February 1997. The decrease in expense includes a reduction of approximately $471,000 relating to intangible assets acquired in the June 1990 acquisition of a failed savings and loan association, severance payments and benefits of $102,000, branch consolidation expense of $119,000, and $50,000 of other expense.

            Personnel expense increased $371,000 or 17.57% due primarily to incentive compensation paid to originate loans and additional staff relating to the mortgage banking and commercial real estate departments.The increase in compensation expense corresponds to the increase in net loan growth of 22.45% in 1998 as the Company implements the revised business strategy that began in 1997.

            Occupancy expense decreased $20,000 or 2.4% due to the consolidation of two branch locations to a single Annapolis branch in the third quarter of 1997.

            Other expense increased $109,000 or 8.39% due mainly to additional data processing expense of approximately $98,000 or 18.7%. This was the result of a higher volume of transaction accounts and additional expense related to the conversion of the bank's core data processing that was completed in January 1999.

            Amortization of intangible assets decreased $15,000 or 14.85% due to the accelerated write off of the intangible assets related to the restructuring expenses incurred in 1997. The amortization recorded for the year ended December 31, 1998, reflects a lower intangible asset balance amortized in 1997 and subsequent years. The remaining intangible asset balance of $130,000 relates to the core deposit premium paid for deposits and still retained by the Bank at December 31, 1998.

Provision for Income Taxes

            The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company paid $522,000 in federal income tax in 1998 and paid no state income tax in 1998.

Financial Analysis For The Years Ended December 31, 1997 and 1996

            Net income for the year ended December 31, 1997, totaled $1,084,197 or $0.64 per basic share compared to $422,540 or $0.29 per basic share for the year ended December 31, 1996.

            Net interest income increased $871,000 or 18.69% at December 31, 1997, to $5.5 million from $4.7 million at December 31, 1996. This increase was the result of an increase in interest income of $1.2 million which was partially offset by an increase in interest expense of $269,000.

            Interest income increased $1.2 million or 15.0% in 1997 compared to 1996, primarily due to an increase in the average balance of loans outstanding. Average loans outstanding, net of unearned income, increased $10.2 million or 16.48% during 1997. In addition, the average yield on loans decreased to 10.29% in 1997 from 10.43% in 1996.

            Interest expense increased $269,000 in 1997 as compared to 1996. The increase generally reflected an increase in the balance of interest bearing liabilities to $90.6 million from $82.2 million at December 31, 1996. During this period the average cost of interest bearing liabilities decreased to 4.01% at December 31, 1997, from 4.09% at December 31, 1996.

            Non-interest income increased $175,000 or 29.81% during 1997 as compared to 1996. The increase was attributable to an increase in service fees and other charges of $127,000 or 21.60% due to growth in the Bank's deposit base.

            Non-interest expense increased $858,000 or 19.62% to $5.2 million at December 31, 1997,

ANNAPOLIS NATIONAL BANCORP, INC.

from 4.4 million at December 31, 1997. The primary reason for the increase relates to a one time restructuring expense of $796,000 during 1997, resulting from implementation of a revised business strategy by the Board of Directors and senior management in February 1997. The increase in expense includes a reduction of approximately $471,0000 relating to intangible assets acquired in the June 1990 acquision of a failed savings and loan association, severence payments and benefits of $102,000, branch consolidation expense of $119,000 and $50,000 of other expense.

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

Year 2000 Issues

            As a financial institution, the Company is dependent on computer systems and applications to conduct its business. The year 2000 (Y2K) issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Many of the Company's computer programs that are date sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of operations, including among other things, a temporary inability to process transactions or engage in normal business activities for both the Company and its customers who rely on its financial products and services.

            The Company is actively engaged and is currently executing certain critical steps designed to make its computer systems, applications and facilities Y2K ready. The steps include: (i) awareness; (ii) assessment (iii) renovation (iv) validation and (v) implementation. During the awareness phase, the Company identified the project team and responsibilities, prepared and allocated the project budget, defined the project scope and established program and management policies. This phase although complete continues to be reviewed. The assessment phase which entailed an inventory of software, hardware, vendors, material customers, and facilities has been completed. The renovation phase was completed and the Company used internal resources to test all major mission critical systems (deposits, loans, general ledger) which are provided by an outside service bureau. The Company completed the process of converting these mission critical systems to a new service bureau on January 25, 1999. In conjunction with the conversion, the bank has implemented a new year 2000 ready system.

            This new service bureau platform is currently in the testing phase, and was approximately 50% complete as of December 31, 1998, with testing targeted to be completed by March 31, 1999. Completion of the renovation process for the Bank's new internal systems was completed by January 31, 1999. Another mission critical system is the Federal Reserve software system, which was tested in November 1998. The hardware and telecommunications software supporting this software system was renovated in October 1998. The validation phase will use test strategies that include testing of internal systems as they relate to each other, and testing external interfaces with business partners. The final phase is implementation which involves the replacement of the hardware or software that is not compliant or requires updates. The bank anticipates completing this phase by June 30, 1999.

            An institution wide contingency plan has been developed with Y2K issues incorporated as part of the business contingency planning. These plans, which are intended to enable the Company to continue to operate to the extent they can safely, include performing certain processes manually, repairing or obtaining replacement systems, and changing suppliers. The Company believes, however, that due to the widespread nature of the potential Y2K issues, the contingency planning process is an ongoing one which will require further modification as the Company obtains additional information regarding the Company's internal systems and equipment during the renovation and testing phases of its Y2K program and the status of third party Y2K readiness.

            The Company budgeted $675,000 for the costs to convert the third party data processing system and internal data processing systems including expenses relating to the Y2K effort. To date, the

ANNAPOLIS NATIONAL BANCORP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Company has incurred approximately $625,000 towards this project. All costs to date and any remaining costs related to Y2K will be funded through operating cash flows. The Company does not expect these costs to have a material effect on its operations.

            The Company believes that conversions, renovations and modifications of its internal systems and equipment will allow it to be Y2K ready in a timely manner. There can be no assurances however, that the Company's internal systems or equipment or those of third parties on which the Company relies will be Y2K ready in a timely manner or that the Company's or third parties contingency plans will mitigate the effects of non-compliance. The Company is part of a regulated industry which has issued standards for Y2K and is conducting audits to ensure compliance with Y2K guidelines. The Company believes its most likely worst case scenario is that customers could experience some manual processes or an inability to access their cash immediately. Although, there can be no assurances, the Company does not believe this scenario will occur, and is assessing the effect of such scenarios. The Company does not expect that this would have a material averse effect on the Company's financial position, liquidity and results of operations.

            The preceding Y2K issue discussion contains various forward looking statements which represent the Company's belief or expectations regarding future events. When used in the Y2K discussion, the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward looking statements include, without limitation, the Company's expectations as to when it will complete the renovation and testing phase of its Y2K program as well as its Y2K contingency plans, its estimated cost of achieving Y2K readiness; and the Company's belief that its internal systems and equipment will be Y2K compliant in a timely manner.

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

            The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank's deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 37.35% of the deposit portfolio at December 31, 1998. Core deposits, considered to be non-interest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts accounted for 62.65% of the deposit portfolio at December 31, 1998. This represents a 6.09% increase over the core deposits of 56.56% at December 31, 1997.

            The Bank intends to continue to emphasize retail deposit accounts as its primary source of funds. Deposit products are promoted in periodic newspaper advertisements, along with notices provided in customer account statements. The Bank does not accept brokered deposits and held no such deposits at December 31, 1998. The Bank's market strategy is based on its reputation as a community bank that provides quality products and personal customer service.

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

            Jumbo Certificates of Deposits. Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $4.7 million at December 31, 1998 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 1998.

ANNAPOLIS NATIONAL BANCORP, INC.

--------------------------------------------------------------------------------------------------------
                     Greater Than               Greater Than
Three Months         Three Months               Six Months to          Greater Than
   or Less           to six months                one year               one  Year            Total
--------------------------------------------------------------------------------------------------------
                                           (Dollars in thousands)
   $1,335               $1,357                      1,843                  $202              $4,737
--------------------------------------------------------------------------------------------------------

            Commercial reverse repurchase agreements represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company's control. At December 31, 1998, and 1997, the average cost of these borrowings were 3.26% and 2.98% respectively.

             The Bank maintains a borrowing line with the Federal Home Loan Bank
(FHLB), and may borrow up to $5.0 million under a reverse repurchase line established with a local correspondent commercial bank. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 1998, there were no outstanding advances under these lines of credit.

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

             The following table summarizes the anticipated maturities or repricing of the Company's interest earning assets and interest bearing liabilities as of December 31, 1998, and the Company's interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company's goal is generally to maintain a balanced cumulative gap position for the period of one year or less in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

             The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 1998, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

ANNAPOLIS NATIONAL BANCORP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Interest Sensitivity Gap Analysis
(Dollars in thousands)
December 31, 1998

--------------------------------------------------------------------------------------------------------------------------------
                                                                   After three
                                                   Within          but within       After one
                                                    three            twelve        but within           After
                                                    months           months        five years        five years         Total
--------------------------------------------------------------------------------------------------------------------------------
Assets
Interest sensitivity gap analysis
Federal funds sold and other
      overnight investments                        $10,284           $   --         $    --            $  --         $ 10,284
Investment securities (1)                            6,491            5,018           2,002              980           14,491
Loans (2), (3)                                      50,594           12,799          19,357            5,126           87,876
--------------------------------------------------------------------------------------------------------------------------------
                                                   $67,369          $17,817         $21,359          $ 6,106         $112,651
--------------------------------------------------------------------------------------------------------------------------------

Liabilities
Interest-bearing deposits
      NOW Accounts                                 $21,050           $   --             $--             $ --         $ 21,050
      Savings Accounts                              14,330               --              --               --           14,330
      Money Market Accounts                         16,437               --              --               --           16,437
      Certificate of deposits (4)                   12,516           21,181           3,819              104           37,620
Repurchase Agreements                                7,174               --              --               --            7,174
--------------------------------------------------------------------------------------------------------------------------------
                                                   $71,507          $21,181         $ 3,819            $ 104         $ 96,611
--------------------------------------------------------------------------------------------------------------------------------

Interest sensitivity gap                           $(4,138)         $(3,364)        $17,540          $ 6,002         $ 16,040
Cumulative interest sensitivity gap                $(4,138)         $(7,502)        $10,038          $16,040
Cumulative interest sensitivity gap as a
      percentage of total assets                     (3.44)%          (6.23)%          8.33%           13.32%           13.74%
--------------------------------------------------------------------------------------------------------------------------------

(1) Net of Federal Reserve Bank and Federal Home Loan Bank stock.
(2) Loans scheduled by contractual maturities.
(3) Net of non-accrual loans of $505,576.
(4) Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

            At December 31, 1998, the Bank's investment portfolio, which totaled $15.2 million, consisted of U.S. government agency securities and one mortgage-backed security. Of this amount, $13.5 million, or 88.9%, were U.S. government agency obligations. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. The company did not pay state income tax in 1998 or 1997. The mortgage-backed security totaled $980,000 which was issued by Freddie Mac. Additionally, the Company owns $337,800 in stock of the Federal Reserve Bank of Richmond and $361,400 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 1998, approximately 75.8% of the investment securities portfolio had maturities of one year or less.

            Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank's policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, nongovernment debt

ANNAPOLIS NATIONAL BANCORP, INC.


instruments must have a rating of "B" or better to be held in the portfolio. The Bank's investment policy designates the investment portfolio to be classified as "available-for-sale", unless otherwise designated. At December 31, 1998, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past four fiscal years was:

-------------------------------------------------------------------------------------------------
                                           1998             1997            1996           1995
-------------------------------------------------------------------------------------------------
Available-for-Sale
U.S. Treasury                                $--          $ 1,974         $ 9,157       $16,186
U.S. Agency                               13,511           12,991             996           978
Mortgage-backed                              980              980             987           984
Equity securities                            699              620             194           175
-------------------------------------------------------------------------------------------------
  Total                                   15,190           16,565          11,334        18,323

Held-to-Maturity
U.S. Treasury                                 --            3,975           1,993            --
-------------------------------------------------------------------------------------------------
  Total                                       --            3,975           1,993            --
-------------------------------------------------------------------------------------------------
Total Securities                         $15,190          $20,540         $13,327       $18,323
-------------------------------------------------------------------------------------------------


            The following table presents maturties and weighted average yields for investments in available for sale and held to maturity securities.

December 31, 1998
(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                       YEARS TO MATURITY
                                                                            WITHIN                    WITHIN
                                              WITHIN                        1 TO 5                    5 TO 10
                                             ONE YEAR                        YEARS                     YEARS
                                              AMOUNT           YIELD        AMOUNT        YIELD       AMOUNT     YIELD
------------------------------------------------------------------------------------------------------------------------
Available-For-Sale
      U.S. Treasury                           $11,509         5.50%           $2,002       5.64%        $ --        --%
      U.S. Government Agency                       --            --               --          --          --        --%
      Mortgage-backed Securities                   --            --               --          --         980      5.80%
            Total Debit Securities            $11,509         5.49%           $2,002       5.33%        $980      5.80%
------------------------------------------------------------------------------------------------------------------------

Held-To-Maturity
      U.S. Treasury                              $ --           --%             $ --         --%        $ --        --%
      U.S. Government Agency                     $ --           --%             $ --         --%        $ --        --%
      Mortgage-backed Securities
            Total                                $ --           --%             $ --         --%        $ --        --%
------------------------------------------------------------------------------------------------------------------------

December 31, 1998
(Dollars in thousands)
------------------------------------------------------------------------------------

                                                GREATER
                                                 THAN
                                                  TEN
                                                 YEARS         YIELD        TOTAL
------------------------------------------------------------------------------------
Available-For-Sale
      U.S. Treasury                              $1--11          --%      $13,511
      U.S. Government Agency                      1--11          --%           --
      Mortgage-backed Securities                  1--11          --%          980
            Total Debit Securities               $1--11        .80--%     $14,491
------------------------------------------------------------------------------------

Held-To-Maturity
      U.S. Treasury                              $1--11        .80--%       $--
      U.S. Government Agency                     $1--11         .8--%       $--
      Mortgage-backed Securities
            Total                                $1--11         .8--%       $--
------------------------------------------------------------------------------------


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

years ended December 31,
(Dollars in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                            1998               1997              1996              1995               1994
----------------------------------------------------------------------------------------------------------------------------------

                                      Amount    Percent   Amount   Percent  Amount   Percent  Amount    Percent  Amount   Percent
----------------------------------------------------------------------------------------------------------------------------------
Commercial loans                      $26,895    30.43%   $30,860   42.61%  $30,801   43.80%  $27,917    48.94%  $27,025   47.14%
Real estate:
      Commercial                       29,373    33.25%    20,448   28.34%   17,845   25.65%   13,553    23.92%    5,601    9.77%
      Construction                     17,875    20.22%    10,191   13.91%   10,173   14.62%    7,937    14.01%    8,672   15.12%
      One-to four-family                8,620     9.75%     5,232    7.25%    7,002   10.07%    4,391     7.75%   13,027   22.32%
      Home equity                       3,219     3.64%     3,393    4.70%    1,744    2.51%    1,197     2.11%    1,016    1.77%
Consumer loans                          2,400     2.71%     2,305    3.19%    2,332    3.35%    1,848     3.27%    2,226    3.88%
----------------------------------------------------------------------------------------------------------------------------------
            Total loans                88,382   100.00%    72,429  100.00%   69,897  100.00%   56,843   100.00%   57,567  100.00%
Less:
      Unearned income                    (299)               (267)             (332)             (190)              (230)
      Allowance for loan losses        (1,159)             (1,177)             (765)             (617)              (687)
----------------------------------------------------------------------------------------------------------------------------------
Net loans receivable                  $86,924             $70,985           $68,800           $56,036            $56,650
----------------------------------------------------------------------------------------------------------------------------------


            The Bank's loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 1998, the Bank's loan portfolio totaled $88.4 million, of which $26.9 million, or 30.43%, were commercial loans; $29.4 million, or 33.25%, were commercial real estate loans; $17.8 million, or 20.22%, were construction loans; $8.6 million, or 9.75%, were one- to four-family residential mortgage loans; $3.2 million, or 3.64% were home equity loans and $2.4 million, or 2.71%, were consumer and other loans. All of the loans in the Bank's portfolio are either adjustable-rate or short term fixed-rate loans with terms to maturity of 30 days to 30 years.

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

ANNAPOLIS NATIONAL BANCORP, INC.

YEARS ENDED DECEMBER 31,
(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------

                                                DUE AFTER
                                DUE IN           ONE YEAR                         NON          90 DAYS
                                ONE YEAR        BUT BEFORE       DUE AFTER       ACCRUAL        PAST
                                 OR LESS        FIVE YEARS       FIVE YEARS       LOANS          DUE          TOTAL
------------------------------------------------------------------------------------------------------------------------
Real estate:
      Construction               $16,748         $   411           $ 284           $221         $211         $17,875
      Mortgage                     3,471           3,880           1,269             --           --           8,620
      Commercial                  14,935          10,935           3,218            285           --          29,373
Commercial loans                  22,967           3,633             295             --           --          26,895
Home equity loans                  3,219              --              --             --           --           3,219
Consumer loans                     1,842             498              60             --           --           2,400
------------------------------------------------------------------------------------------------------------------------
            Total loans          $63,182         $19,357          $5,126           $506         $211         $88,382
------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                   DUE AFTER
                                               DECEMBER 31, 1998
                                               -----------------
                                    FIXED          VARIABLE
                                     RATE             RATE          TOTAL
-----------------------------------------------------------------------------
Real estate:
      Construction                 $   761          $   155      $    916
      Mortgage                        1,049           4,100         5,149
      Commercial                      2,730          11,708        14,438
Commercial loans                      1,456           2,472         3,928
Home equity loans                        --              --            --
Consumer loans                          531              27           558
-----------------------------------------------------------------------------
            Total loans              $6,527         $18,462       $24,989
-----------------------------------------------------------------------------

            Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank's primary market area. The Bank's underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80% of the lower of the appraised value or sales price of the property, subject to the Bank's current loans-to-one-borrower limit, which at December 31, 1998, was $1.9 million. These loans may be made with terms up to 25 years and are generally offered at interest rates which adjust annually or annually after an initial three year period in accordance with the prime rate as reported in the Wall Street Journal. In reaching a decision as to whether or not to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2 times.

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

            Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential construction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for resale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. Although the Bank attempts to procure permanent end financing, many of the Bank's construction loans, at the time entered into with the Bank, have permanent end financing committed by other financial institutions.

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

             At December 31, 1998, the Bank had construction loans, including land acquisition and development loans totaling $17.9 million, or 20.22% of the Bank's total loan portfolio, of which $11.6 million consisted of one- to four-family residential construction loans, $3.3 million consisted of commercial real estate construction loans and $3.0 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers' ability to complete construction timely and in a workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value which is insufficient to assure full repayment.

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

            At December 31, 1998, one- to four-family residential mortgage loans totaled $8.6 million, or 9.75%, of total loans. Of the one- to four-family mortgage loans outstanding at that date, $1.0 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term and $7.6 million were adjustable-rate mortgage loans. The Bank currently offers a number of adjustable-rate mortgage loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank's adjustable-rate mortgage loans are indexed to the one year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

ANNAPOLIS NATIONAL BANCORP, INC.

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

            Home Equity Lending. As of December 31, 1998, home equity loans totaled $3.2 million, or 3.64% of the Bank's total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are offered in amounts up to 100% of the appraised value with a maximum loan amount of $100,000. Fixed-rate, fixed-term home equity loans are offered with terms up to five years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank's home equity loans are adjustable rate and reprice with changes in the WSJ prime rate.

            Consumer Lending. The Bank's portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower's financial condition. At December 31, 1998, consumer loans totaled $2.4 million or 2.71% to total loans outstanding. Consumer loans are generally originated in the Bank's primary market area.

Credit Risk Management

            The Bank's allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates a range of acceptable allowance for credit loss amounts primarily based upon loan risk ratings, prior periods' chargeoffs and specific loss reserves. The adequacy of the allowance for credit lossesis evaluated based on the estimated range of acceptable allowance amounts established.This methodology is appropriate as the Bank has nine years of loan loss history, has sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on loans. The high and low loss ranges by risk rating are estimated based upon previous losses incurred. Management believes this approach effectively measures the associated risk with any particular loan or group of loans. Management also considers other factors including current economic conditions, actual loss experience and industry trends. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. As of December 31, 1998, the Bank's allowance for loan losses was $1.2 million or 1.31% of total loans and 161.51% of non-performing loans as compared to $1.2 million, or 1.63% of total loans and 102.44% of non-performing loans as of December 31, 1997. The Bank had total non-performing loans of $808,000 and $1.2 million at December 31, 1998 and December 31, 1997, respectively, and non-performing loans to total loans of 0.81% and 1.66%, at December 31, 1998, and December 31, 1997, respectively.

            The Bank places loans on a non accrual status after 90 days of not having received contractual principal or interest payments. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 1998 the Bank had approximately $3.9 million in watch list loans.

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

Analysis of Credit Risk

            Activity in the allowance for loan losses for the preceding three years ended December 31 is shown below:


At December 31,
(Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------------
                                                                    1998                  1997                  1996
--------------------------------------------------------------------------------------------------------------------------
Total loans outstanding                                           $88,382               $72,162               $69,565
Average loans outstanding                                          77,245                72,385                62,144
Allowance for loan losses at beginning of period                    1,177                   765                   617
Provision charged to expense                                          300                   748                   452
--------------------------------------------------------------------------------------------------------------------------
Chargeoffs:
      Residential/commercial real estate                               --                    --                    15
      Commercial loans                                                354                   362                   279
      Consumer and other loans                                          9                     6                    28
--------------------------------------------------------------------------------------------------------------------------
            Total                                                     363                   368                   322
--------------------------------------------------------------------------------------------------------------------------
Recoveries:
      Residential/commercial real estate                               24                     9                     8
      Commercial loans                                                 21                    21                    10
      Consumer and other loans                                         --                     2                    --
--------------------------------------------------------------------------------------------------------------------------
            Total                                                      45                    32                    18
--------------------------------------------------------------------------------------------------------------------------
Net chargeoffs                                                        318                   336                   304
Allowance for loan losses at end of period                        $ 1,159               $ 1,177                $  765
--------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses as a percent of total loans                1.31%                 1.63%                 1.10%
Net chargeoffs as a percent of average loans                          .41%                  .46%                  .49%
---------------------------------------------------------------------------------------------------------------------------


Capital Management

            During 1998 Stockholders' Equity increased $1.0 million or 9.04% to $12.1 million from 11.1 million at December 31, 1997. The increase was due to net income of $1.0 million. Additionally, the Company's common shares outstanding increased by 1,200 to 2,313,506 at December 31, 1998, from 2,312,306 at December 31, 1997, due to exercising 1,200 shares of employee stock options.


            In April, 1997, the Company's employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 100,000 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options vest over a five year period. During 1998, 24,600 shares of common stock were granted under the plan, 12,300 shares were forfeited and 1,200 were exercised. At December 31, 1998, the company had 68,800 shares granted and outstanding.

ANNAPOLIS NATIONAL BANCORP, INC.

            See Note 12 to the Consolidated Financial Statements for more information on the Company's stock option plan.

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

            At December 31, 1998, the Bank's tier 1 and total risk based capital ratio were 12.70% and 14.00% respectively. The Bank was considered well capitalized for regulatory purposes. See Note 18 of the Consolidated Financial Statements for more information on the Bank's risk based capital ratios.

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

ANNAPOLIS NATIONAL BANCORP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Market Value and Dividend Information

            The Company's Common stock is listed on "The NASDAQ Stock Market(R)" under the symbol "ANNB". The Company's stock began trading on October 1, 1997. The Company has traded an average daily volume of 2,997 shares during 1998. At December 31, 1998 the closing price was $7.00 per share.

            The Company's high and low stock price during the last quarter of 1998 was $7.625 and $6.06, respectively.

            As of March 19, 1999 the Company has outstanding 2,313,506 shares of common stock and no preferred stock issued or outstanding. The Company has not paid a dividend to stockholders in the past and does not anticipate paying dividends in the near future. The Company intends to retain its capital to allow for balance sheet growth while maintaining adequate capital reserves.

            "The Nasdaq Stock Market(R), which began operation in 1971, is the world's first electronic securities market and the fastest growing stock market in the U.S. Nasdaq utilizes today's information technologies--computers and telecommunications--to unite its participants in a screen-based market. It enables market participants to compete with each other for investor orders in each Nasdaq security and, through the use of Nasdaq Workstation II(R) and other automated systems, it facilitates the trading and surveillance of thousands of securities. This competitive marketplace, along with the many products and services available to issuers and their shareholders, attracts today's largest and fastest growing companies to Nasdaq. These include industry leaders in computers, pharmaceuticals, telecommunications, biotechnology, and financial services. More domestic and foreign companies list on Nasdaq than on all other U.S. stock markets combined."

ANNAPOLIS NATIONAL BANCORP, INC.

                                                      [ROWLES & COMPANY Logo]


Report of Independent Auditors

The Board of Directors and Stockholders
Annapolis National Bancorp, Inc. and Subsidiary
Annapolis,  Maryland

            We have audited the accompanying consolidated balance sheets of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Annapolis National Bancorp, Inc. and Subsidiary for the year ended December 31, 1996, were audited by other auditors whose report dated January 23, 1997, expressed an unqualified opinion on those statements.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                       /s/ Rowles & Company, LLP
                                       _________________________


Baltimore,  Maryland
February 18, 1999

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Balance Sheets

December 31,

---------------------------------------------------------------------------------------------------------------------------------
                                                                             1998                    1997                1996
---------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                  $ 3,845,793             $ 5,611,407         $ 6,083,554
Federal funds sold and other overnight investments                        10,284,419              20,743,973           4,378,730
Securities purchased under agreements to resell                                   --                      --           4,750,000
Investment securities available for sale                                  15,190,949              16,565,290          11,334,273
Investment securities held to maturity (market value of
       $3,891,830 and $1,985,625)                                                 --               3,975,296           1,992,835
Loans, less allowance for credit losses of $1,158,863
       $1,177,437 and $765,000                                            86,924,416              70,985,232          68,800,397
Premises and equipment                                                     2,678,786               1,238,887           1,334,825
Core deposit premium and other intangibles                                   129,789                 216,315             788,301
Accrued interest receivable                                                  590,159                 515,549             436,722
Other real estate owned                                                       90,539                  42,637             140,000
Deferred income taxes                                                        319,863                 765,868                  --
Other assets       402,202                                                   166,848                 187,544
---------------------------------------------------------------------------------------------------------------------------------
            Total assets                                                $120,456,915            $120,827,302        $100,227,181
---------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Deposits          $100,742,243                                          $ 96,061,762            $ 87,105,995
Securities sold under agreements to repurchase                             7,173,980              13,305,780           6,344,959
Accrued interest payable and other liabilities                               449,726                 372,446             301,797
Note and accrued interest payable to stockholder                                  --                      --           1,003,661
---------------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                            108,365,949             109,739,988          94,756,412
---------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity
      Commonstock, par value $.01 per share; authorized
            10,000,000 shares; issued and outstanding 2,313,506
            shares in 1998, 2,312,306 shares in 1997, and
            1,478,972 shares in 1996                                          23,135                  23,123              14,789
      Capital surplus                                                     13,142,508              13,135,320           8,633,560
      Retained earnings (deficit)                                         (1,075,000)             (2,077,844)         (3,162,041)
---------------------------------------------------------------------------------------------------------------------------------
                                                                          12,090,643              11,080,599           5,486,308
---------------------------------------------------------------------------------------------------------------------------------
      Accumulated other comprehensive income                                     323                   6,715             (15,539)
---------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                    12,090,966              11,087,314           5,470,769
---------------------------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                  $120,456,915            $120,827,302        $100,227,181
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.


Consolidated Statements Of Income

Years Ended December 31,

--------------------------------------------------------------------------------------------------------------------------------
                                                                               1998                 1997                1996
--------------------------------------------------------------------------------------------------------------------------------
Interest Income
      Loans, including fees                                                 $7,655,050           $7,447,970          $6,481,532
      Federal funds sold and securities purchased under
      agreements to resell                                                   1,194,758              776,452             564,873
      U.S. Treasury securities and obligations of other
      U.S. Government agencies                                                 963,154              937,019             974,939
--------------------------------------------------------------------------------------------------------------------------------
            Total interest income                                            9,812,962            9,161,441           8,021,344
--------------------------------------------------------------------------------------------------------------------------------
Interest Expense
      Certificates of deposit, $100,000 or more                                300,714              283,053             237,863
      Other deposits                                                         3,220,267            2,973,123           2,813,535
      Securities sold under agreements to repurchase                           368,609              314,943             231,514
      Interest on borrowed funds                                                   --                59,574              78,759
--------------------------------------------------------------------------------------------------------------------------------
            Total interest expense                                           3,889,590            3,630,693           3,361,671
--------------------------------------------------------------------------------------------------------------------------------
            Net interest income                                              5,923,372            5,530,748           4,659,673
Provision for Credit Losses                                                    300,000              747,908             452,190
--------------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision for credit losses                  5,623,372            4,782,840           4,207,483
--------------------------------------------------------------------------------------------------------------------------------
Noninterest Income
      Gain (loss) on sale of loans, securities, equipment,
            intangibles, and other real estate                                 122,534               17,000             (31,696)
      Service charges and other                                                744,770              745,064             618,501
--------------------------------------------------------------------------------------------------------------------------------
            Total noninterest income                                           867,304              762,064             586,805
--------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense
      Personnel                                                              2,481,507            2,111,176           2,219,380
      Occupancy and equipment                                                  814,625              834,943             730,927
      Marketing and advertising                                                174,727               88,142             104,947
      Other operating                                                        1,408,518            1,299,398           1,172,854
      Restructuring                                                                --               795,570                  --
      Amortization of intangible assets acquired                                86,526              100,805             143,640
--------------------------------------------------------------------------------------------------------------------------------
            Total noninterest expense                                        4,965,903            5,230,034           4,371,748
--------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                   1,524,773              314,870             422,540
Income tax expense (benefit)                                                   521,929             (769,327)                 --
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                  $1,002,844           $1,084,197           $ 422,540
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                        $ 0.43               $ 0.64              $ 0.29
--------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                      $ 0.43               $ 0.63              $ 0.29
--------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

---------------------------------------------------------------------------------------------------------

                                                 COMMON STOCK
                                            -----------------------                         UNDIVIDED
                                            SHARES        PAR VALUE         SURPLUS           PROFITS
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                 1,478,972        $14,789       $ 8,633,560      $(3,584,581)
Net income                                        --             --                --          422,540
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes               --             --                --               --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 1,478,972         14,789         8,633,560       (3,162,041)
Net income                                        --             --                --        1,084,197
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes               --             --                --               --
      Sale of stock, net of costs            833,334          8,334         4,501,760              --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 2,312,306         23,123        13,135,320       (2,077,844)
Net income                                        --             --                --        1,002,844
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes               --             --                 --               --
      Stock options exercised                  1,200             12             7,188               --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 2,313,506        $23,135       $13,142,508      $(1,075,000)
---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                               ACCUMULATED
                                                     OTHER              TOTAL
                                             COMPREHENSIVE      STOCKHOLDERS'   COMPREHENSIVE
                                                    INCOME             EQUITY          INCOME
-------------------------------------------------------------------------------------------------
Balance, December 31, 1995                        $ (17,946)       $ 5,045,822
Net income                                               --            422,540      $  422,540
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes                    2,407              2,407           2,407
-------------------------------------------------------------------------------------------------
Balance, December 31, 1996                          (15,539)         5,470,769      $  424,947
Net income                                               --          1,084,197      $1,084,197
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes                   22,254             22,254          22,254
      Sale of stock, net of costs                        --          4,510,094
-------------------------------------------------------------------------------------------------
Balance, December 31, 1997                            6,715         11,087,314      $1,106,451
Net income                                               --          1,002,844      $1,002,844
Unrealized gain (loss) on
      investment securities available
      for sale net of income taxes                   (6,392)            (6,392)         (6,392)
      Stock options exercised                            --              7,200
-------------------------------------------------------------------------------------------------
Balance, December 31, 1998                        $     323        $12,090,966      $  996,452
-------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements Of Cash Flows

Years Ended December 31,

------------------------------------------------------------------------------------------------------------------------------
                                                                           1998                1997                1996
------------------------------------------------------------------------------------------------------------------------------
Reconciliation of Net Income to Net Cash
      Provided by Operating Activities
      Net income                                                        $ 1,002,844         $ 1,084,197          $ 422,540
      Adjustments to reconcile net income to net cash
            provided by operating activities
            Depreciation and amortization                                   196,580             197,955            187,311
            Provision for credit losses                                     300,000             747,908            452,190
            Deferred income taxes                                           449,297            (769,327)                --
            Amortization of premiums and accretion of discounts, net       (257,550)           (453,932)            10,152
            Amortization of intangible assets                               102,770             571,986            143,640
            Loss on sales of loans, securities,
                  equipment, and other real estate owned                      2,466              43,826             31,696
            Decrease (increase) in
                  Accrued interest receivable                               (74,610)            (78,827)           (16,544)
                  Other assets                                             (210,053)             71,461           (203,523)
            Increase (decrease) in
                  Accrued interest payable                                   (7,539)           (155,441)           (16,787)
                  Accrued income taxes, net of taxes refundable             (22,402)             (7,487)                --
                  Deferred loan origination fees                             32,754             (65,463)           141,367
                  Other liabilities                                          84,819              70,829            138,992
------------------------------------------------------------------------------------------------------------------------------
                  Net cash provided from operations                       1,599,376           1,257,685          1,291,034
------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
      Proceeds from maturities of securities held to maturity             4,000,000                  --         22,642,605
      Purchase of securities held to maturity                                    --          (1,890,901)        (1,946,528)
      Proceeds from sales and maturities of securities
            available for sale                                           62,954,062          52,960,000          1,979,884
      Purchase of securities available for sale                         (61,356,247)        (57,802,932)       (17,687,193)
      Net decrease (increase) in federal funds                           10,459,554         (16,365,243)           844,428
      Loans made, net of principal collected                            (16,319,840)         (2,867,280)       (13,216,953)
      Purchases of and deposits on premises, equipment,
            and software                                                 (1,671,512)           (206,121)          (524,964)
      Proceeds from sale of equipment                                        13,112              17,000                 --
      Acquisition of other real estate owned                                     --             (11,325)          (140,000)
      Proceeds from sale of other real estate owned                              --             108,688            463,523
      Net decrease in securities purchased under
            agreements to resell                                                 --           4,750,000          3,000,000
------------------------------------------------------------------------------------------------------------------------------
                  Net cash used by investing activities                 $(1,920,871)      $ (21,308,114)      $ (4,585,198)
------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements Of Cash Flows

Years Ended December 31,

---------------------------------------------------------------------------------------------------------------------------------
                                                                           1998                   1997                 1996
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
      Net increase (decrease) in
            Time deposits                                              $(4,108,419)          $ 13,052,660         $ (4,235,342)
            Other deposits                                               8,788,900             (4,096,893)           9,245,080
            Securities sold under repurchase agreements                 (6,131,800)             6,960,821             (625,264)
      Repayment of long-term debt principal                                     --               (848,400)                  --
      Proceeds from sale of stock and options exercised                      7,200              4,510,094                   --
---------------------------------------------------------------------------------------------------------------------------------
                  Net cash provided by financing activities             (1,444,119)            19,578,282            4,384,474
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                    (1,765,614)              (472,147)           1,090,310
Cash and cash equivalents at beginning of year                           5,611,407              6,083,554            4,993,244
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                               $ 3,845,793            $ 5,611,407          $ 6,083,554
---------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
      Interest paid, including interest credited to accounts           $ 3,897,129            $ 3,786,134          $ 3,282,912
      Income taxes paid                                                     95,034                  7,487                   --
Noncash Activities
      Other real estate reclassified from loans                             47,902                     --                   --


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Notes to Consolidated Financial Statements

December 31, 1998


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

            The principal business of Annapolis National Bank is to make loans and other investments and to accept time and demand deposits. The Bank's primary market area is in Anne Arundel County, Maryland, although the Bank's business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, travelers checks, certified checks, U.S. Savings Bond application and redemption, Mastercard/VISA/American Express credit card and merchant deposit services, federal tax depository services, individual retirement accounts, money orders, money wire transfers, automated teller product, and other banking services.

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

December 31, 1998

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

Income taxes

            The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Prior to 1997, no deferred tax asset was recognized since the Company did not have a sustained history of profits and taxable income.

Stock options

            The Company accounts for stock options under Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees.

Earnings per share

            Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period.

ANNAPOLIS NATIONAL BANCORP, INC.

            Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Comprehensive income

            The Company adopted Statement No. 130 of the Financial Accounting Standards Board, Reporting Comprehensive Income, in 1998. Comprehensive income includes net income and the unrealized gain and loss on investment securities available for sale. The statements of changes in stockholders' equity have been restated to include comprehensive income for the years ended December 31, 1997 and 1996.

Note 2.     INVESTMENT SECURITIES

            Investment securities are summarized as follows:

--------------------------------------------------------------------------------------------------------------------
                                                    AMORTIZED         UNREALIZED       UNREALIZED           MARKET
DECEMBER 31, 1998                                        COST              GAINS           LOSSES            VALUE
--------------------------------------------------------------------------------------------------------------------
Available for sale
      U.S. Government agency                      $13,491,259           $ 21,301            $ 811      $13,511,749
      Mortgage-backed securities                    1,000,000                --            20,000          980,000
      Federal Home Loan Bank stock                    361,400                --               --           361,400
      Federal Reserve Bank stock                      337,800                --               --           337,800
--------------------------------------------------------------------------------------------------------------------
                                                  $15,190,459           $ 21,301          $20,811      $15,190,949
--------------------------------------------------------------------------------------------------------------------

December 31, 1997
--------------------------------------------------------------------------------------------------------------------
Held to maturity
U.S. Treasury securities                          $ 3,975,296               $--          $ 83,466      $ 3,891,830
--------------------------------------------------------------------------------------------------------------------
Available for sale
      U.S. Treasury securities                    $ 1,970,565            $ 3,435             $--       $ 1,974,000
      U.S. Government agency                       12,964,401             27,088              349       12,991,140
      Mortgage-backed securities                    1,000,000                --            20,000          980,000
      Federal Home Loan Bank stock                    292,900                --               --           292,900
      Federal Reserve Bank stock                      327,250                --               --           327,250
--------------------------------------------------------------------------------------------------------------------
                                                  $16,555,116           $ 30,523          $20,349      $16,565,290
--------------------------------------------------------------------------------------------------------------------

December 31, 1996
--------------------------------------------------------------------------------------------------------------------
Held to maturity
U.S. Treasury securities                          $ 1,992,835               $--           $ 7,210      $ 1,985,625
--------------------------------------------------------------------------------------------------------------------
Available for sale
      U.S. Treasury securities                    $ 9,155,662            $ 2,211            $ 875      $ 9,156,998
      U.S. Government agency                        1,000,000                --             3,750          996,250
      Mortgage-backed securities                    1,000,000                --            13,125          986,875
      Federal Reserve Bank stock                      194,150                --               --           194,150
--------------------------------------------------------------------------------------------------------------------
                                                  $11,349,812            $ 2,211          $17,750      $11,334,273
--------------------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

            The amortized cost and market value of debt securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------------------------------------------------------
                                                HELD TO MATURITY                                  AVAILABLE FOR SALE
--------------------------------------------------------------------------------------------------------------------------------
                                            AMORTIZED            MARKET                     AMORTIZED                  MARKET
DECEMBER 31, 1998 COST                          VALUE              COST                         VALUE
--------------------------------------------------------------------------------------------------------------------------------
Due within one year                        $       --        $       --                   $11,491,111             $11,509,350
Due after one through five years                   --                --                     2,000,148               2,002,399
Mortgage-backed securities                         --                --                     1,000,000                 980,000
Equity securities                                  --                --                       699,200                 699,200
--------------------------------------------------------------------------------------------------------------------------------
                                           $       --        $       --                   $15,190,459             $15,190,949
--------------------------------------------------------------------------------------------------------------------------------

December 31, 1997
--------------------------------------------------------------------------------------------------------------------------------
Due within one year                         3,975,296        $3,891,830                   $ 9,936,710            $  9,942,937
Due after one through five years                   --                --                     4,998,256               5,022,203
Mortgage-backed securities                         --                --                     1,000,000                 980,000
Equity securities                                  --                --                       620,150                 620,150
--------------------------------------------------------------------------------------------------------------------------------
                                           $3,975,296        $3,891,830                   $16,555,116             $16,565,290
--------------------------------------------------------------------------------------------------------------------------------

December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------
Due within one year                        $       --        $       --                   $10,155,662             $10,153,248
Due after one through five years            1,992,835         1,985,625                            --                      --
Mortgage-backed securities                         --                --                     1,000,000                 986,875
Equity securities                                  --                --                       194,150                 194,150
--------------------------------------------------------------------------------------------------------------------------------
                                           $1,992,835        $1,985,625                   $11,349,812             $11,334,273
--------------------------------------------------------------------------------------------------------------------------------

            Proceeds from sale of securities during 1998 and 1996 were $2,484,062 and $1,979,884, respectively with realized gains of $312 and $304 on those sales. The unrealized gains and losses on investment securities included in comprehensive income are reported net of these realized gains.

            Securities were sold to commercial customers of the Bank under agreements for the Bank to repurchase the securities as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                         1998                                   1997                 1996
---------------------------------------------------------------------------------------------------------------------------
Cost at December 31                               $14,491,259                            $13,459,429           $6,367,028
Fair value at December 31                          14,491,749                             13,508,000            6,352,152
Repurchase price                                    7,173,980                             13,305,780            6,344,959
Average balance during the year                    11,330,409                             10,570,086            7,761,702
Average interest rate during the year                   3.25%                                  2.98%                2.97%
Maximum month-end balance                         $14,846,219                            $14,666,790           $9,591,298
---------------------------------------------------------------------------------------------------------------------------


Note 3.     CASH AND DUE FROM BANKS

            Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

Note 4.     LOANS AND ALLOWANCE FOR CREDIT LOSSES

            Major classifications of loans are as follows:

-----------------------------------------------------------------------------------------------------------
                                                    1998                 1997                 1996
-----------------------------------------------------------------------------------------------------------
Real estate
      Commercial                                 $38,000,834          $20,447,677          $17,844,638
      Residential                                 21,086,312           18,816,566           18,919,242
Commercial                                        26,895,218           30,860,360           30,801,220
Consumer                                           2,400,217            2,304,614            2,332,308
-----------------------------------------------------------------------------------------------------------
                                                  88,382,581           72,429,217           69,897,408
-----------------------------------------------------------------------------------------------------------
Less
      Unearned income                                299,302              266,548              332,011
      Allowance for loan losses                    1,158,863            1,177,437              765,000
-----------------------------------------------------------------------------------------------------------
                                                   1,458,165            1,443,985            1,097,011
Loans, net                                       $86,924,416          $70,985,232          $68,800,397
-----------------------------------------------------------------------------------------------------------


            The maturity and rate repricing distribution of the loan portfolio is as follows:

---------------------------------------------------------------------------------------------------------
                                                      1998                1997                1996
---------------------------------------------------------------------------------------------------------
Repricing or maturing within one year             $63,899,468         $55,913,146         $61,862,644
Maturing over one to five years                    19,357,456          14,618,447           6,927,761
Maturing over five years                            5,125,657           1,897,624           1,107,003
---------------------------------------------------------------------------------------------------------
                                                  $88,382,581         $72,429,217         $69,897,408
---------------------------------------------------------------------------------------------------------


            Transactions in the allowance for credit losses were as follows:

---------------------------------------------------------------------------------------------------
                                                 1998                1997                 1996
---------------------------------------------------------------------------------------------------
Balance, beginning of year                   $1,177,437          $  765,000           $  617,000
Provisions charged to operations                300,000             747,908              452,190
Recoveries                                       44,853              32,943               18,126
---------------------------------------------------------------------------------------------------
                                              1,522,290           1,545,851            1,087,316
Charge-offs                                     363,427             368,414              322,316
---------------------------------------------------------------------------------------------------
Balance, end of year                         $1,158,863          $1,177,437           $  765,000
---------------------------------------------------------------------------------------------------

            The balance of nonaccrual and impaired loans is as follows:

-------------------------------------------------------------------------------------------------------
                                                       1998                 1997              1996
-------------------------------------------------------------------------------------------------------
Total guaranteed by the Small Business
      Administration                                $ 101,089           $  531,722        $1,076,000
Other nonaccrual loans                                404,487              245,954           817,677
-------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                505,576              777,676         1,893,677
Average impaired loans                              1,109,333            1,271,093         1,276,500
Related allowance for credit losses                   179,217              171,923           183,000
Interest collected                                     18,439               98,000            56,000
Balance of accrued interest not recorded               52,747               73,864            78,000
-------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

            Loans which were 90 days or more past due amounted to $717,169, $371,000, and $101,000 at December 31, 1998, 1997, and 1996, respectively.

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

            Certain officers and directors (and companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed. A summary of the activity of these loans follows:

------------------------------------------------------------------------------------------------------
                                              1998                   1997                   1996
------------------------------------------------------------------------------------------------------
Beginning balance                         $2,229,589             $ 3,071,471             $2,153,082
Advances                                     253,186               1,058,813              1,764,445
Repayments                                  (576,776)               (240,899)              (846,056)
Change in officers and directors                  --              (1,659,796)                    --
------------------------------------------------------------------------------------------------------
Ending balance                            $1,905,999             $ 2,229,589             $3,071,471
------------------------------------------------------------------------------------------------------


Note 5.     CREDIT COMMITMENTS

            Outstanding loan commitments, unused lines of credit, and letters of credit are as follows:

----------------------------------------------------------------------------------------------------------------
                                                                               1998                    1997
----------------------------------------------------------------------------------------------------------------
Loan commitments
      Construction                                                          $ 4,220,628              $ 4,319
      Other                                                                  14,284,008               10,800
----------------------------------------------------------------------------------------------------------------
                                                                            $18,504,636              $15,119
----------------------------------------------------------------------------------------------------------------
Letters of credit
      Deposit secured                                                         $ 591,862                $ 592
      Other                                                                     570,366                  473
----------------------------------------------------------------------------------------------------------------
                                                                            $ 1,162,228              $ 1,065
----------------------------------------------------------------------------------------------------------------

            Loan commitments including lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

            Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

            Loan commitments and lines and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.


Note 6.     INTANGIBLE ASSETS

            In 1997, the intangible assets acquired in 1990 were evaluated for impairment. Except for the core deposit premium, the various other intangible assets were written off as part of the restructuring expense. The core deposit premium is being amortized over a period expiring in the year 2000. Amortization expense relating to the core deposit premium was $86,526 in 1998 and $87,527 in 1997 and 1996.

ANNAPOLIS NATIONAL BANCORP, INC.


Note 7.     PREMISES AND EQUIPMENT

            A summary of premises and equipment and the related depreciation is as follows:

------------------------------------------------------------------------------------------------------------------
                                                           1998                 1997                 1996
------------------------------------------------------------------------------------------------------------------
 Land and construction projects                         $1,399,862          $       --            $       --
 Leasehold improvements                                    658,175             658,175               805,067
 Furniture, fixtures, and equipment                      1,306,962           1,077,546             1,046,101
------------------------------------------------------------------------------------------------------------------
                                                         3,364,999           1,735,721             1,851,168
 Accumulated depreciation                                  686,213             496,834               516,343
------------------------------------------------------------------------------------------------------------------
 Net premises and equipment                             $2,678,786          $1,238,887            $1,334,825
 Depreciation and amortization expense                   $ 196,580          $  197,955            $  187,311
------------------------------------------------------------------------------------------------------------------

            The Company has purchased land on which it plans to construct a new branch and administrative facility. Preliminary site and planning costs have been capitalized. The Company has signed contracts related to this project totaling $160,000.


Note 8.     LEASE COMMITMENTS

            The Company leases facilities under the following terms:

-------------------------------------------------------------------------------------------------------------------
                                             CURRENT
                                              ANNUAL
                                              RENTAL        EXPIRATION DATE                       RENEWAL OPTIONS
-------------------------------------------------------------------------------------------------------------------
Bestgate Branch                              $96,286        January, 1999                                    None
Cape St. Claire Branch                        13,200        February, 1999                     3 terms of 5 years
Edgewater Branch                              40,000        April, 2005                       2 terms of 10 years
Kent Island Branch                            31,073        August, 1998                     1 year, 2 year terms
Severna Park Branch                           40,354        August, 2006                       1 term of 10 years
Administrative offices, Annapolis            131,800        September, 2005               None, early buyout 2000
-------------------------------------------------------------------------------------------------------------------


            Some of the leases provide for increases in the rental rates at specified times during the lease terms, prior to the expiration dates. All renewal options are exercisable at increased rates.

            Lease obligations will require rent payments as follows:

------------------------------------------------------------------------------
                      PERIOD                       MINIMUM RENTALS
------------------------------------------------------------------------------
                          1999                            $242,094
                          2000                             205,502
                          2001                              85,354
                          2002                              85,354
                          2003                              85,354
               Remaining years                             164,658
------------------------------------------------------------------------------
                                                          $868,315
------------------------------------------------------------------------------


            The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $454,411, $463,900, and $402,105 for 1998, 1997, and 1996, respectively.

            In January, 1999, the Company negotiated a two-year extension on its Bestgate Branch loca-

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

tion. The new annual rent will be $176,800. Part of the space will be sublet, reducing the annual rent by $51,450.

            During 1998, the Company waived a clause in one of its contracts prohibiting other financial institutions from locating in the same shopping center. The Company was paid $125,000, which is included in gain on sale of loans, securities, equipment, intangibles, and other real estate.


Note 9.     DEPOSITS

            Major classifications of deposits are as follows:

--------------------------------------------------------------------------------------------------------------------
                                                      1998                     1997                     1996
--------------------------------------------------------------------------------------------------------------------
Demand, non-interest bearing                      $ 11,304,382              $10,330,153              $10,051,957
--------------------------------------------------------------------------------------------------------------------
NOW accounts                                        21,050,434               19,272,587               20,759,310
Savings and money market                            30,767,081               24,730,257               27,618,623
Time deposits, $100,000 and over                     4,737,379                5,897,484                3,617,185
Other time                                          32,882,967               35,831,281               25,058,920
--------------------------------------------------------------------------------------------------------------------
                                                  $100,742,243              $96,061,762              $87,105,995
--------------------------------------------------------------------------------------------------------------------


            Time deposits mature as follows:

------------------------------------------------------------------------------------
Three months or less                  $ 12,516,492                $10,308,033
Four months to one year                 21,180,825                 28,127,664
Over one year                            3,923,029                  3,293,068
------------------------------------------------------------------------------------
                                      $ 37,620,346                $41,728,765
------------------------------------------------------------------------------------


            At December 31, 1998 and 1997, time deposits with maturities in excess of five years totaled $104,151 and $127,064.

Note 10.    DUE TO STOCKHOLDER

            In June 1990, the Company borrowed $3,000,000 under an unsecured promissory note to a stockholder of the Company to provide sufficient regulatory capital to allow the Company to purchase and assume the assets and liabilities of Gibraltar Savings & Loan Association. Interest accrued, but not paid, on the note was at an annual rate equal to the Bank's prime rate less 2%. In December 1989, this same stockholder advanced funds to the Company to provide sufficient funds to start banking operations in January 1990.

            The stockholder acquired 907,143 shares of stock for $3,175,000 due him in a stock offering which terminated in January 1995. The Company issued a new note for $848,400 for the remaining amount owed the stockholder. Interest accrued on the note at an annual rate equal to the prime rate published in the Wall Street Journal plus 1%. The principal and interest, totaling $1,062,836, on the note were paid off in 1997. Interest expensed under this note was $59,574 and $78,759 for 1997 and 1996, respectively.

Note 11.    PROFIT SHARING PLAN

            The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants' contributions. The Company contributions to the plan were $24,612 in 1998, $25,874 in 1997, and $19,596 in 1996.

ANNAPOLIS NATIONAL BANCORP, INC.


Note 12.    STOCK OPTIONS

            The Company has adopted a stock option plan, covering 100,000 shares of common stock, intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan provides for granting options to purchase shares of the common stock to the officers and other key employees of the Company and the Bank. Options granted have ten year expiration dates with vesting periods from immediate to five years. No options shall be granted under the plan after March 28, 2007.

            A summary of the status of the Company's performance-based stock option plans follows:

-----------------------------------------------------------------------------
                                               1998                 1997
-----------------------------------------------------------------------------
Outstanding, beginning of year                57,500                   --
Granted                                       24,600               64,000
Exercised                                     (1,200)                  --
Forfeited                                    (12,300)              (6,500)
-----------------------------------------------------------------------------
Outstanding, end of year                      68,600               57,500
-----------------------------------------------------------------------------

            These options expire as follows:

------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONS
                                                 EXERCISE             ----------------------------------
                                                   PRICE                VESTED              NONVESTED
------------------------------------------------------------------------------------------------------------
April, 2007                                        $ 5.00               10,000                     --
July, 2007                                         $ 6.00                4,300                 17,200
September, 2007                                    $ 6.00                  200                    800
November, 2007                                     $ 9.88                  800                  3,200
December, 2007                                     $ 9.75                2,000                  8,000
January, 2008                                      $10.38                6,600                     --
January, 20008                                     $10.63                   --                  2,000
February, 20008                                    $11.00                   --                  2,500
June, 2008                                         $10.63                   --                  3,000
August, 2008                                       $ 8.50                   --                  3,500
September, 2008                                    $ 7.85                   --                  1,000
October, 2008                                      $ 7.75                   --                  2,500
January, 2009                                      $ 6.69                   --                  1,000
------------------------------------------------------------------------------------------------------------
      Total                                        23,900               44,700
------------------------------------------------------------------------------------------------------------


            The Company applies APB No. 25 in accounting for the stock option plan. Accordingly, the Company does not recognize compensation expense for stock options granted. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), established new accounting and reporting standards for stock-based employee compensation plans. This standard defines a fair value based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

            The weighted average fair value of options granted during 1998 and 1997 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

----------------------------------------------------------------------------
                                          1998                   1997
----------------------------------------------------------------------------
Dividend yield                             0.00%                0.00%
Risk-free interest rate                    4.50%                5.75%
Expected volatility                       30.00%               10.00%
Expected life in years                       10                   10
----------------------------------------------------------------------------

            Had compensation been determined in accordance with the provisions of SFAS No. 123, the Company's net income and earning per share would have been reduced to the following pro forma amounts:

---------------------------------------------------------------------------------------
                                                  1998                     1997
---------------------------------------------------------------------------------------
Net income
      As reported                              $1,002,844               $1,084,197
      Pro forma                                $  946,667               $  943,715
Basic earnings per share
      As reported                              $     0.43               $     0.64
      Pro forma                                $     0.41               $     0.58
Diluted earnings per share
      As reported                              $     0.43                $    0.63
      Pro forma                                $     0.41                $    0.57
---------------------------------------------------------------------------------------


Note 13.    LINES OF CREDIT

            The Bank is a member of Federal Home Loan Bank system and may borrow up to $5,000,000. If funded, this line is secured by one to four family residential mortgage loans held in the Bank's portfolio. In addition, the Bank has available secured lines of credit of $5,000,000 and unsecured lines of $2,000,000 from other banks.

Note 14.    PREFERRED STOCK

            The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share.

Note 15.    YEAR 2000

            The Company has determined the scope of the Year 2000 issue as it relates to the operation of the Bank. The internal systems are being tested and those found not to be compliant will be compliant before the end of 1999. During 1998 and through the end of January, 1999, the Company spent approximately $675,000 upgrading its computer system as part of a conversion from one data processing vendor to another. Although the primary reason for the conversion was not to remedy noncompliant systems, the upgrade was to a Year 2000 compliant system. Management has budgeted $50,000 for 1999 to test and correct the system and to educate its customers about Year 2000.

ANNAPOLIS NATIONAL BANCORP, INC.


Note 16.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------------------
                                                                         THREE MONTHS ENDED
----------------------------------------------------------------------------------------------------------------------------
                                             DECEMBER 31,          SEPTEMBER 30,           JUNE 30,              MARCH 31,
----------------------------------------------------------------------------------------------------------------------------
1998
Interest revenue                                 $2,434                 $2,497             $2,473                  $2,409
Interest expense                                    909                    989              1,006                     986
Net interest income                               1,525                  1,508              1,467                   1,423
Provision for loan losses                            75                     75                 75                      75
Net income                                          204                    245                300                     254
Comprehensive income                                189                    274                285                     248
Earnings per share-basic                           0.08                   0.11               0.13                    0.11
Earnings per share-diluted                         0.08                   0.11               0.13                    0.11
----------------------------------------------------------------------------------------------------------------------------
1997
Interest revenue                                 $2,492                 $2,422             $2,260                  $1,987
Interest expense                                    976                  1,008                893                     754
Net interest income                               1,516                  1,414              1,367                   1,233
Provision for loan losses                           354                     75                 82                     237
Net income                                           92                    335                274                     383
Comprehensive income                                 82                    352                281                     391
Earnings per share-basic                           0.04                   0.23               0.19                    0.26
Earnings per share-diluted                         0.04                   0.23               0.19                    0.26
----------------------------------------------------------------------------------------------------------------------------


Note 17.    INCOME TAXES

            The components of income tax expense are as follows:

----------------------------------------------------------------------------------------------------
                                               1998                    1997                 1996
----------------------------------------------------------------------------------------------------
Current
      Federal                                $ 72,632               $      --              $  --
      State                                        --                      --                 --
----------------------------------------------------------------------------------------------------
                                               72,632                      --                 --
----------------------------------------------------------------------------------------------------
Deferred                                      449,297                (769,327)                --
----------------------------------------------------------------------------------------------------
                                             $521,929               $(769,327)             $  --
----------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

            The components of the deferred taxes are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                    1998                   1997                  1996
-----------------------------------------------------------------------------------------------------------------------------
Recognition of the benefit of the net
      operating loss carryover                                    $467,202               $449,614               $  --
Provision for credit losses                                         34,367               (101,996)                 --
Revenues taxed not earned                                          (23,787)                (9,770)                 --
Expenses deducted, incurred in prior years                              --                 65,000                  --
Depreciation expense                                                   934                 34,878                  --
Amortization and write down of intangible assets                   (29,419)               (84,053)                 --
Elimination of the valuation allowance                                  --             (1,123,000)                 --
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax benefit                                              $449,297              $(769,327)              $  --
-----------------------------------------------------------------------------------------------------------------------------

            The components of the net deferred tax assets are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                           1998                1997                 1996
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets
      Allowance for credit losses                                        $252,629            $286,996          $   185,000
      Revenue taxed not earned                                            124,557             100,770               91,000
      Expenses incurred not deducted                                          --                  --                65,000
      Net operating loss and alternative minimum
            tax credit carryforward                                        25,184             492,386              942,000
--------------------------------------------------------------------------------------------------------------------------------
                  Total deferred tax assets                               402,370             880,152            1,283,000
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
      Depreciation                                                         38,212              37,278                2,400
      Intangible assets                                                    44,128              73,547              157,600
      Unrealized gain on securities available for sale                        167               3,459                   --
--------------------------------------------------------------------------------------------------------------------------------
                  Total deferred tax liabilities                           82,507             114,284              160,000
--------------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                                --          $(1,123,000)
--------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                   $319,863            $765,868          $        --
--------------------------------------------------------------------------------------------------------------------------------


            The differences between federal income taxes and the amount reported by the Company follow:

--------------------------------------------------------------------------------------------------------------------
                                                                  1998               1997                1996
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    $1,524,773           $314,870           $422,540
Taxes computed at the federal income tax rate                    518,423            107,056            143,664
Increases (decreases) resulting from
      State income taxes, net of federal benefit                      --             14,547             19,521
      Nondeductible expenses                                       3,506              1,720             14,856
      Net operating loss carryforward                                 --           (892,650)          (178,041
--------------------------------------------------------------------------------------------------------------------
Income tax expense                                             $ 521,929          $(769,327)          $     --
--------------------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.


Note 18.    CAPITAL STANDARDS

            The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios, and minimum capital requirements of the Bank, as of December 31, 1998, 1997, and 1996, are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                  MINIMUM                    TO BE WELL
                                                     ACTUAL                   CAPITAL ADEQUACY               CAPITALIZED
--------------------------------------------------------------------------------------------------------------------------------
                                               AMOUNT      RATIO           AMOUNT        RATIO           AMOUNT      RATIO
DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------------------------
Total capital
      (to risk-weighted assets)             $12,176,375     14.0%         $7,272,681     8.0%          $9,090,851     10.0%
Tier 1 capital
      (to risk-weighted assets)             $11,579,741     12.7%         $3,636,341     4.0%          $5,454,511      6.0%
Tier 1 capital
      (to average assets)                   $11,579,741      9.5%         $4,852,527     4.0%          $6,065,658      5.0%

December 31, 1997
--------------------------------------------------------------------------------------------------------------------------------
Total capital
      (to risk-weighted assets)             $11,393,091     15.8%         $5,772,738     8.0%          $7,215,923     10.0%
      Tier 1 capital
      (to risk-weighted assets)             $10,490,371     14.5%         $2,886,369     4.0%          $4,329,554      6.0%
Tier 1 capital
      (to average assets)                   $10,490,371      8.8%         $4,767,360     4.0%          $5,959,200      5.0%

December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------
Total capital
      (to risk-weighted assets)              $6,445,903     10.2%         $5,035,177     8.0%          $6,293,972     10.0%
Tier 1 capital
      (to risk-weighted assets)              $5,680,903      9.0%         $2,517,589     4.0%          $3,776,383      6.0%
Tier 1 capital
      (to average assets)                    $5,680,903      5.8%         $3,898,339     4.0%          $4,879,324      5.0%
--------------------------------------------------------------------------------------------------------------------------------

            Tier 1 capital consists of capital stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for credit losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

            Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

Note 19.    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

ANNAPOLIS NATIONAL BANCORP, INC.

December 31, 1998

---------------------------------------------------------------------------------------------------------------------------------
                                                                      1998                                      1997
---------------------------------------------------------------------------------------------------------------------------------
                                                          CARRYING                FAIR             CARRYING                FAIR
DECEMBER 31,                                                AMOUNT               VALUE               AMOUNT               VALUE
---------------------------------------------------------------------------------------------------------------------------------
Financial assets
      Cash and due from banks                          $ 3,845,793         $ 3,845,793          $ 5,611,407         $ 5,611,407
      Federal funds sold                                10,284,419          10,284,419           20,743,973          20,743,973
      Investment securities (total)                     15,190,949          15,190,949           20,540,586          20,457,120
      Loans, net   86,924,416                           86,992,223          70,985,232           70,793,572
      Accrued interest receivable                          590,159             590,159              515,549             515,549
      Refundable income taxes                               28,611              28,611                  --                  --

Financial liabilities
      Noninterest-bearing deposits                     $11,304,382         $11,304,382          $10,330,153         $10,330,153
      Interest-bearing deposits                         89,437,861          89,766,553           85,731,609          85,869,314
      Securities sold under agreements
            to repurchase                                7,173,980           7,173,980           13,305,780          13,305,780
      Accrued interest payable                              28,574              28,574               36,113              36,113
---------------------------------------------------------------------------------------------------------------------------------

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

Note 20.    EARNINGS PER SHARE

            A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

----------------------------------------------------------------------------------------------------------------
                                                                   1998                           1997
----------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding, basic                      2,312,422                        1,691,301
Common stock equivalents                                            6,731                           16,865
----------------------------------------------------------------------------------------------------------------
Average common shares and equivalents, full diluted             2,319,153                        1,708,166
----------------------------------------------------------------------------------------------------------------
Stock options outstanding that were antidilutive
      at December 31                                               35,100                            6,500
----------------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

Note 21.    PARENT COMPANY FINANCIAL INFORMATION

            The balance sheet and statements of income and cash flows for Annapolis National Bancorp, Inc. (Parent Company only) follow:

Balance Sheets


---------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                          1998            1997              1996
---------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                          $     7,391      $       191       $   20,765
Investment in Annapolis National Bank                                             11,790,853       10,713,401        6,453,665
Deferred income taxes and other assets                                               373,722          373,722               --
---------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                               $12,090,966      $11,087,314       $6,474,430
---------------------------------------------------------------------------------------------------------------------------------

            Liabilities and Stockholders' Equity
Due to stockholder                                                               $        --      $        --       $1,003,661
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
      Commonstock, par value $.01 per share; authorized 10,000,000 shares;
            issued and outstanding 2,313,506 shares
             in 1998, 2,312,306 shares in 1997,
            1,478,972 shares in 1996                                                  23,135           23,123           14,789
      Capital surplus                                                             13,142,508       13,135,320        8,633,560
      Retained earnings (deficit)                                                 (1,075,000)      (2,077,844)      (3,162,041)
      Accumulated other comprehensive income                                             323            6,715          (15,539)
---------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                            12,090,966       11,087,314        5,470,769
---------------------------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                           $12,090,966      $11,087,314       $6,474,430
---------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                      1998                    1997                   1996
----------------------------------------------------------------------------------------------------------------------
Interest revenue                                            $     --              $    8,257             $       --
Interest expense                                                  --                  59,575                 78,759
----------------------------------------------------------------------------------------------------------------------
Net interest income (expense)                                     --                 (51,318)               (78,759)
----------------------------------------------------------------------------------------------------------------------
Equity in undistributed income of subsidiary               1,002,844                 761,893                501,399
Expenses
      Other operating                                             --                     100                    100
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 1,002,844                 710,475                422,540
Income taxes                                                      --                (373,722)                    --
----------------------------------------------------------------------------------------------------------------------
Net income                                                $1,002,844              $1,084,197             $  422,540
----------------------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                   1998                 1997                1996
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
----------------------------------------------------------------------------------------------------------------------------
      Interest received                                              $       --           $     8,257           $     --
      Interest paid                                                          --              (214,836)           (19,044)
      Cash paid for operating expenses                                       --                  (100)              (100)
----------------------------------------------------------------------------------------------------------------------------
                                                                             --              (206,679)           (19,144)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
      Capital contributed to Annapolis National Bank                         --            (3,475,589)                --
----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
      Proceeds from stock offering                                           --             4,510,094                 --
      Proceeds from stock options exercised                               7,200                    --                 --
      Repayment of stockholder loan                                          --              (848,400)                --
----------------------------------------------------------------------------------------------------------------------------
                                                                          7,200             3,661,694                 --
----------------------------------------------------------------------------------------------------------------------------
      Net (decrease) in cash                                              7,200               (20,574)           (19,144)

Cash and equivalents at beginning of year                                   191                20,765             39,909
----------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                  $    7,391                  $191           $ 20,765
----------------------------------------------------------------------------------------------------------------------------

Reconciliation of net income to net cash
      provided by operating activities
      Net income                                                     $1,002,844           $ 1,084,197           $422,540
      Adjustments to reconcile net income to net
            cash used in operating activities
            Undistributed net income of subsidiary                   (1,002,844)             (761,893)          (501,399)
            Increase in deferred tax assets                                  --              (373,722)                --
            Increase (decrease) in accrued interest expense                  --              (155,261)            59,715
----------------------------------------------------------------------------------------------------------------------------
                                                                     $       --              (206,679)          $(19,144)
----------------------------------------------------------------------------------------------------------------------------

ANNAPOLIS NATIONAL BANCORP, INC.

Officers and Directors


[PHOTO of Officers and Directors HERE]

Seated Ronald E. Gardner, John W. Marhefka Jr., Standing (left to right) Lawrence W. Schwartz, Stanley H. Katsef, Richard M. Lerner, Stanley J. Klos Jr., Dimitri P. Mallios, Albert Phillips and Lawrence E. Lerner.


Board of Directors                      Executive Officers
of Annapolis National                   of Annapolis National
Bancorp, Inc. and                       Bancorp, Inc.
Annapolis National
Bank                                    Russell J. Grimes Jr.
                                             Chief Financial Officer & Treasurer
Ronald E. Gardner                       John W. Marhefka Jr.
Stanley H. Katsef                            Chief Executive Officer &
     Vice Chairman of the Board              Vice President
Stanley J. Klos Jr.                     Lori J. Mueller
Lawrence E. Lerner                           Secretary
Richard M. Lerner                       Albert Phillips
Dimitri P. Mallios                           President
John W. Marhefka Jr.
     Chief Executive Officer
Albert Phillips                         Officers of Annapolis National Bank
     Chairman of the Board              Executive Officers
Lawrence W. Schwartz
                                        Kevin J. Barron
                                             Senior Vice President,
                                             Real Estate Lending



Russell J. Grimes Jr.
     Senior Vice President,
     Chief Financial Officer & Treasurer
Michael L. Irwin, CPA
     Senior Vice President,
     Credit Administration
Robert E. Mann
     Senior Vice President,
     Business Banking
John W. Marhefka Jr.
     President &
     Chief Executive Officer
Lori J. Mueller
     Senior Vice President, Administration & Marketing

Vice Presidents

Tianne Baker
     Real Estate Lending
Tamara S. Cleaver
     Loan Servicing
Jo Ann Pyles
     Mortgage Banking
Michele Stachura
     Real Estate Lending

Assistant Vice presidents

Judith A. Atkins
     Construction Loan Administration
Deborah L. Cobb
     Relationship Manager
Cherylann C. Conte
     Real Estate Portfolio Manager
Mary A. Fitzpatrick
     Mortgage Loan Officer
Linda W. Friday
     Relationship Manager
Janice A. Korvin
     Accounting Manager
Michelle L. Lechowicz
     Relationship Manager
Matthew B. Pipken
     Commercial Lending
Mary L. Queen
     Operations Manager
Susan F. Smith
     Relationship Manager
Sharon M. Sturm
     Loan Processing

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




Address of Principal Office

Annapolis National Bancorp, Inc.
180 Admiral Cochrane Dr.,
Suite 300
Annapolis, Maryland 21401

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Audit Firm

Rowles & Company, L.L.P.
101 East Chesapeake Avenue
Baltimore, Maryland 21286

Securities Counsel

Patton Boggs, L.L.P.
2550 MStreet, N.W.
Washington, D.C. 20037

Annual Meeting

The Annual Meeting of the
stockholders of Annapolis
National Bancorp, Inc. will be
held at the Annapolis Holiday
Inn, 210 Holiday Ct., Annapolis,
MD 21401 at 6:00 PM on
Thursday,  April 29, 1999.





Investor Information

Analysts, stockholders and others
seeking information about
Annapolis National Bancorp, Inc.
are invited to contact:

John W. Marhefka Jr.
Chief Executive Officer

          or

Russell J. Grimes Jr.
Chief Financial Officer & Treasurer
Annapolis National Bancorp, Inc.
180 Admiral Cochrane Drive
Suite 300
Annapolis, Maryland 21401
(410) 224-4455

Securities Listing

The Company's shares are
listed on The NASDAQ Stock
Market(R). Ticker Symbol:
ANNB

Member Federal Deposit Insurance Corporation
Member Federal Reserve System


46