Form 10KSB, Exhibit 13
period 2000-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 2001-03-28
CIK 1041429

                                                                    Exhibit 13.0

ANNAPOLIS NATIONAL BANCORP, INC.

Corporate Profile

ANNAPOLIS NATIONAL BANCORP, INC., formerly Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (formerly Annapolis National Bank), a federally insured community oriented bank and the only independent commercial bank headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, and its four branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne's County, Maryland. The Bank's principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities issued by or guaranteed by the federal government.

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

The Bank's Anne Arundel County service area is a highly concentrated, highly branched banking market. Competition in Anne Arundel County for loans to small businesses and professionals, the Bank's target market, is intense and pricing, service and access to decision-makers are important. Deposit competition among institutions in Anne Arundel County also is strong.

The Bank employed 64 full time and 11 part time individuals at December 31, 2000.

Overview

The following is management's discussion and analysis of the historical financial condition and results of operations of Annapolis National Bancorp, Inc. on a consolidated basis with its wholly owned subsidiary, BankAnnapolis, for the periods presented, and should be read in conjunction with the consolidated statements and the related notes thereto appearing elsewhere in this annual report.

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company reported net income for 2000 of $971,617, a 40.75% increase from 1999 earnings of $690,295. The increase in 2000 earnings was primarily due to higher net interest and noninterest income. Basic earnings per share increased to $0.42 per share in 2000 compared to $0.30 per share in 1999.

The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $6.8 million for 2000, an increase of $638,000 or 10.46% compared to $6.1 million in 1999. Total assets were $137.0 million as of December 31, 2000, an 8.13% increase over the December 31, 1999 total assets of $126.7 million. The Company's return on average assets was 0.75% and 0.55% at December 31, 2000, and 1999 respectively. The Company's return on average equity was 7.59% and 5.69% at December 31, 2000, and 1999 respectively.

At December 31, 2000 the Bank's gross loan portfolio totaled $89.2 million. Of this amount, $19.3 million or 21.64% were commercial loans, $33.4 million or 37.44% were commercial real estate loans, $16.9 million or 18.95% were construction loans, $11.1 million or 12.44% were one- to four-family residential mortgage loans, and $4.4 million or 4.93% were home equity loans, and $4.1 million or 4.60% were consumer and other loans.

The following table shows selected consolidated financial highlights for the Company at and for the five years ended December 31, 1996, through December 31, 2000.

Selected Consolidated Financial Data at and for years ended December 31, (Dollars in thousands, except per share data)

Selected Financial Data                           2000        1999         1998         1997         1996
-----------------------                          -----        ----         ----         ----         ----

Total assets                                     $  137,040   $  126,733   $  120,457   $  120,827   $  100,227
Total loans, net                                     87,411       81,198       86,924       70,985       68,800
Total deposits                                      118,020      105,094      100,742       96,062       87,106
Securities sold under agreement to repurchase         5,369        8,497        7,174       13,306        6,345
Notes payable                                            --           --           --           --        1,004
Stockholder's equity                                 13,362       12,727       12,091       11,087        5,471

Selected Operating Data
-----------------------
Interest income                                  $   10,454   $    9,612   $    9,813   $    9,161   $    8,021
Interest expense                                      3,679        3,475        3,890        3,630        3,362
                                                 ----------   ----------   ----------   ----------   ----------

Net interest income                                   6,775        6,137        5,923        5,531        4,659
Provision for credit losses                              36          432          300          748          452
                                                 ----------   ----------   ----------   ----------   ----------

Net interest income after provision for credit        6,739        5,705        5,623        4,783        4,207
  losses
Restructuring expense                                    --           --           --          796           --
Noninterest income                                      884          849          867          762          587
Noninterest expense                                   6,147        5,488        4,965        4,434        4,371
                                                 ----------   ----------   ----------   ----------   ----------

Income before income taxes                            1,475        1,066        1,525          315          423
Income tax benefit (expense)                           (504)        (376)        (522)         769           --
                                                 ----------   ----------   ----------   ----------   ----------
Net income                                       $      972   $      690   $    1,003   $    1,084   $      423
                                                 ----------   ----------   ----------   ----------   ----------
Key Financial Ratios and Other Data
-----------------------------------
Return on average assets                               0.75%        0.55%        0.82%        0.99%        0.44%
    Net income divided by average assets
Return on average equity                               7.59%        5.69%        8.64%       14.83%        7.98%
    Net income divided by average equity
Equity to asset ratio (1)                              9.93%        9.69%        9.54%        6.70%        5.46%
    Average equity divided by average assets
Basic earnings per share                         $     0.42   $     0.30   $     0.43   $     0.64   $     0.29
Book value per share                             $     5.91   $     5.48   $     5.23   $     4.79   $     3.70
Tangible book value per share                    $     5.91   $     5.46   $     5.17   $     4.70   $     3.17
Number of shares outstanding                      2,262,406    2,323,506    2,313,506    2,312,306    1,478,972
Efficiency ratio (2)                                  80.26%       78.55%       73.19%       83.11%       83.34%
Interest rate spread                                   5.03%        4.76%        4.52%        4.88%        4.68%
Net interest margin                                    5.57%        5.26%        5.11%        5.37%        5.10%
Risk based capital ratio - Tier 1                     13.60%       13.70%       12.70%       15.16%        7.46%
Risk based capital ratio - Total                      14.80%       15.00%       14.00%       16.42%        8.68%

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

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2000, 1999 and 1998. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, increased to 5.03% for the year ended December 31, 2000, compared to 4.76% at December 31, 1999.

Consolidated Average Balances, Yields and Rates
(Balances in thousands)

                                                                                             Years ended
                                                                December 31, 2000                    December 31, 1999
                                                                -----------------                    -----------------
                                                          Average                 Yield/        Average                 Yield/
                                                          Balance      Interest    Rate         Balance      Interest    Rate
                                                          -------      --------   ------        -------      --------    ----
Assets
Interest Earning Assets:
     Federal funds sold and other overnight
       investments                                           $  8,229    $   509    6.19%          $  9,456     $  462    4.89%
     Investment Securities                                     31,789      2,020    6.35%            20,042      1,090    5.44%
     Loans                                                     81,544      7,925    9.72%            87,126      8,060    9.25%
                                                             --------    -------  ------           --------     ------  ------

          Total interest-earning assets                       121,562     10,454    8.60%           116,624      9,612    8.24%
                                                             --------    -------  ------           --------     ------  ------

Noninterest Earning Assets
     Cash and due from banks                                    3,647                                 4,196
     Other assets                                               3,793                                 4,455
                                                             --------                              --------

          Total Assets                                       $129,002                              $125,275
                                                             --------                              --------

Liabilities and Stockholders' Equity
Interest Bearing Deposits
     NOW accounts                                            $ 19,952    $   228    1.14%          $ 19,810     $  269    1.36%
     Money market accounts                                     12,984        438    3.37%            11,960        334    2.79%
     Savings accounts                                          16,149        377    2.33%            14,634        341    2.33%
     Certificates of deposit                                   44,055      2,301    5.22%            43,236      2,191    5.07%
     Repurchase agreements                                      9,851        335    3.40%             9,970        323    3.24%
     Notes payable                                                 --         --    0.00%               105         17   16.19%
                                                             --------    -------  ------           --------     ------  ------

          Total interest bearing liabilities                  102,991      3,679    3.57%            99,715      3,475    3.48%
                                                             --------    -------  ------                        ------  ------

Noninterest Bearing Liabilities
     Demand deposit accounts                                   12,715                                12,646
     Other liabilities                                            489                                   772

Stockholders' Equity                                           12,807                                12,142
                                                             --------                              --------

          Total Liabilities and Stockholders' Equity         $129,002                              $125,275
                                                             --------                              --------

Interest rate spread                                                                5.03%                                 4.76%
                                                                                  ------                                ------

Ratio of interest earning assets to interest bearing
     liabilities                                                                  118.03%                               116.96%
Net interest income and net interest margin                              $ 6,775    5.57%                       $6,137    5.26%
                                                                         -------  ------                        ------  ------

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

                                                                    December 31, 1998
                                                                    -----------------
                                                          Average                        Yield/
                                                          Balance        Interest         Rate
                                                          -------        --------         ----
Assets
Interest Earning Assets:
     Federal funds sold and other overnight
     investments                                             $ 21,999        $1,195           5.43%
     Investment Securities                                     16,644           963           5.79%
     Loans                                                     77,245         7,655           9.91%
                                                             --------        ------         ------

          Total interest-earning assets                       115,888         9,813           8.47%
                                                             --------        ------         ------

Noninterest Earning Assets
     Cash and due from banks                                    3,612
     Other assets                                               2,186
                                                             --------

          Total Assets                                       $121,686
                                                             --------

Liabilities and Stockholders' Equity
Interest Bearing Deposits
     NOW accounts                                            $ 18,488        $  361           1.95%
     Money market accounts                                     14,427           496           3.44%
     Savings accounts                                          13,374           392           2.93%
     Certificates of deposit                                   40,844         2,272           5.56%
     Repurchase agreements                                     11,330           369           3.26%
     Notes payable                                                 --            --             --
                                                             --------        ------         ------

          Total interest bearing liabilities                   98,463         3,890           3.95%
                                                             --------        ------         ------

Noninterest Bearing Liabilities
     Demand deposit accounts                                   11,118
     Other liabilities                                            500

Stockholders' Equity                                           11,605
                                                             --------

          Total Liabilities and Stockholders' Equity         $121,686
                                                             --------

Interest rate spread                                                                          4.52%
                                                                                            ------

Ratio of interest earning assets to interest bearing
     liabilities                                                                            117.70%
Net interest income and net interest margin                                  $5,923           5.11%
-------------------------------------------                                  ------         ------

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

Total assets increased by 8.13% during 2000 to $137.0 million from $126.7 million at December 31, 1999. Total deposits and securities sold under agreements to repurchase, the Company's primary source of funds, increased $9.8 million or 8.63% to $123.4 from $113.6 million at December 31, 1999. Time deposits comprise the largest portion of the Bank's total deposits, totaling $51.2 million or 43.40% of the Bank's total deposits at December 31, 2000, compared to $45.6 million or 43.40% in 1999. Savings and money market accounts totaled $31.2 million or 26.40% of the Bank's total deposits at December 31, 2000, compared to $25.4 million or 24.18% in 1999. NOW accounts total $21.9 million or 18.55% and $20.8 million or 19.74% of total deposits at December 31, 2000 and 1999, respectively. Demand, noninterest bearing accounts total $13.7 million or 11.65% of total deposits at December 31, 2000 and $13.3 million or 12.68% at December 31, 1999. Securities sold under agreements to repurchase decreased $3.1 million to $5.4 million from $8.5 million at December 31, 1999, respectively.

The Company's primary use of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for loan losses, increased by $6.2 million or 7.64% to $87.4 million at December 31, 2000 from $81.2 million a year earlier. The increase in loan balances occurred primarily in the real estate sector, which increased $2.8 million or 6.06% from 1999.

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest revenue and interest expense and is generally impacted by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table below, sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and
(3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2000, was $6.8 million, representing an increase of $638,000 or 10.46% from net interest income of $6.1 million for the year ended December 31, 1999. The increase in net interest income is due primarily to an increase in the Bank's overall yield on its investment and loans portfolios. The net yield on interest earning assets was 5.57% and 5.26% for the years ended December 31, 2000 and 1999 respectively. Net interest income for 2000 includes $145,000 of interest collected on the cash basis related to loans on a nonaccrual status, compared to $195,000 of interest collected on various nonaccrual loans in 1999.

Rate/Volume Analysis
(Dollars in thousands)

                                                      2000 v 1999                                         1999 v 1998
                                                      -----------                                         ------------

                                      Increase or   Due to Change in    Rate/             Increase or   Due to Change in     Rate/
                                       Decrease)    Volume      Rate    Volume             Decrease)     Volume     Rate     Volume
                                                    ------      ----    ------                          --------    ----     ------
Interest income on:
    Loans                               $(134)      $(633)      $542    $(43)               $ 405        $1,130    $(632)    $(93)
    Investment securities                 929         639        183     107                  127           197      (58)     (12)
    Federal funds sold and other
      overnight investments                47         (59)       122     (16)                (733)         (578)    (300)     145
                                        -----       -----       ----    ----                -----        ------    -----     ----

Total interest income                     842         (53)       847      48                 (201)          749     (990)      40

Interest expense on:
    NOW accounts                          (41)          2        (43)     --                  (92)           26     (110)      (8)
    Money market accounts                 104          28         70       6                 (162)          (85)     (93)      16
    Savings accounts                       36          33          3      --                  (51)           38      (81)      (8)
    Certificates of deposit               110          41         68       1                  (81)          133     (202)     (12)
    Repurchase agreements                  12          (4)        16      --                  (46)          (44)      (2)      --
    Notes payable                         (17)        (17)        --      --                   17            --       --       17
                                        -----       -----       ----    ----                -----        ------    -----     ----

Total interest expense                    204          83        114       7                 (415)           68     (488)       5
                                        -----       -----       ----    ----                -----        ------    -----     ----

Net interest income                     $ 638       $(136)      $733    $ 41                $ 214        $  681    $(502)    $ 35
                                        -----       -----       ----    ----                -----        ------    -----     ----

Interest Income

The Company's interest income increased $842,000 or 8.76% to $10.4 million at December 31, 2000, compared to $9.6 million at December 31, 1999. The increase in interest income can be attributed to an increase in the average yield on earning assets. Average loans decreased $5.6 million or 6.43%. Average investments securities increased $11.7 million or 58.61%, which contributed to the increase in interest income as the effect of the increase in volume and yield on investments exceeded the negative impact of lower average loan volumes.

Interest Expense

The Company's interest expense increased $204,000 or 5.83% to $3.7 million at December 31, 2000, compared to $3.5 million at December 31, 1999. The increase in interest expense can be attributed to an increase in the cost of interest bearing liabilities to 3.57% at December 31, 2000, compared to 3.48% in 1999. The increase in rate was primarily due to an increase in certificate of deposit rates

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

to 5.22% in 2000 from 5.07% in 1999 and the introduction of a new indexed money market account that raised the average cost of money market accounts to 3.37% in 2000 from 2.79% in 1999. The increased growth in deposits were used to fund loan growth and for general liquidity purposes.

Noninterest Income

The Company's primary source of non-interest income is fees charged on deposit products and those generated by the Bank's VISA check card as well as fees recognized on the broker origination of residential mortgage loans. Noninterest income increased $64,000 to $884,000 or 7.80% from 1999 but was somewhat reduced by the loss of $51,000 taken on the disposal of equipment

Noninterest Expense

Noninterest expense increased $688,000 or 12.51% to $6.2 million at December 31, 2000, compared to $5.5 million at December 31, 1999. The increase in noninterest expense was primarily due to increases in compensation expense related to filling open staff positions, legal and consulting expense related to the change in charter. Advertising expense also increased as the launched a new media campaign emphasizing the Bank's convenience, flexibility, and commitment to customer service.

Personnel expense increased $529,000 or 21.16% due to full year salaries for positions open for portions of 1999 as well as filling of open staff positions.

Occupancy and equipment expense increased $39,000 or 4.24% due to increased maintenance costs at the branches and normal annual rental increases.

Other expense increased $121,000 or 5.90% due mainly to legal and consulting expenses related to the OCC Formal Agreement, changing the Bank charter and marketing expenses related to a new advertisement campaign.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $504,000 in income tax expense for an effective tax rate of 34.1% in 2000.

Financial Analysis For The Years Ended December 31, 1999 and 1998

The Bank entered into a Formal Agreement with the Office of the Comptroller of the Currency ("OCC") effective September 30, 1999, whereby the Bank was required to improve the Bank's management and policies and procedures. The Bank complied with all provisions of the Formal Agreement.

Net income for the year ended December 31, 1999, totaled $690,000 or $0.30 per basic share compared to $1,003,000 or $0.43 per basic share for the year ended December 31, 1998.

Net interest income increased $214,000 or 3.62% at December 31, 1999, to $6.1 million from $5.9 million at December 31, 1998. This increase was the result of an overall increase in the Bank's cost of funds.

Interest income decreased $201,000 or 2.04% in 1999 compared to 1998, primarily due to a decrease in the yield on earning assets offset by an increase in the average balance of loans outstanding. Average loans outstanding, net of unearned income, increased $9.9 million or 12.79% during 1999. In addition, the average yield on loans decreased to 9.25% in 1999 from 9.91% in 1998.

Interest expense decreased $415,000 in 1999 as compared to 1998. The decrease generally reflected a decrease in the average cost of certificates of deposit dropping to 5.07% in 1999 from 5.56% in 1998. During this period the average cost of interest bearing liabilities decreased to 3.48% at December 31, 1999, from 3.95% at December 31, 1998.

Noninterest income exclusive of a one-time gain of $125,000 in 1998 relating to the Company waiving its exclusive right to operate its branch office in the Edgewater Shopping Center, increased $77,000 or 10.38% during 1999 as compared to 1998. The increase was attributable to fees generated by the broker origination of residential mortgage loans.

Noninterest expense increased $493,000 or 9.93% to $5.5 million at December 31, 1999, from $5.0 million at December 31, 1998.

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Personnel expense increased $24,000 or 0.98% due to increasing staff to required levels.

Occupancy and equipment expense increased $105,000 or 12.87% due to higher depreciation on local area network equipment and equipment required for Y2K upgrades.

Data processing expense increased $210,000 or 43.03% due to the Bank's conversion to a new data processing provider and costs associated with Y2K.

Other expense increased $135,000 or 14.63% due mainly to legal and consulting expense related to the OCC Formal Agreement.

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

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank's deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 43.40% of the deposit portfolio at December 31, 2000. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts accounted for 56.60% of the deposit portfolio at December 31, 2000. This represents a 12.30% increase in core deposits of 52.37% at December 31, 1999.

The Bank intends to continue to emphasize retail deposit accounts as its primary source of funds. Deposit products are promoted in periodic newspaper advertisements, along with notices provided in customer account statements. The Bank does not pay a fee for brokered deposits. The Bank's market strategy is based on its reputation as a community bank that provides quality products and personal customer service.

The Bank pays interest rates on its interest bearing deposit products that are competitive with rates offered by other financial institutions in its market area, and in certain deposit categories may lead the market. Interest rates on deposits are reviewed by management who consider a number of factors including:
(1) the Bank's internal cost of funds; (2) rates offered by competing financial institutions; (3) investing and lending opportunities; and (4) the Bank's liquidity position.

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $9.9 million at December 31, 2000 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2000:

Dollars in (thousands)

                                  Greater than Three       Greater than Six
           Three Months or          Months to Six           Months to One         Greater than
                 Less                  Months                    Year               One Year           Total
                 $964                  $628                    $5,274               $3,057            $9,923
                 ----                  ----                    ------               ------            ------

Commercial reverse repurchase agreements represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company's control. At December 31, 2000, and 1999, the average cost of these borrowings were 3.40% and 3.24% respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank
(FHLB) with the ability to draw up to $13.7 million, and may borrow up to $8.3 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2000, there were no outstanding advances under these lines of credit.

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

The following table summarizes the anticipated maturities or repricing of the Company's interest earning assets and interest bearing liabilities as of December 31, 2000, and the Company's interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. Based on the composition of deposits the Company's goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2000, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis
(Dollars in thousands)
December 31, 2000


                                                                            After three but   After one but
                                                             Within three    within twelve     within five   After five
                                                                 months          months           years        years        Total
                                                                 ------          ------           -----        -----        -----
Assets
  Federal funds sold and other overnight investments            $  4,723        $     --          $    --      $    --     $  4,723
  Investment securities (1)                                        9,346          13,269           10,950           --       33,565
  Loans (2), (3)                                                  33,464          17,545           26,685       11,224       88,918
                                                                --------        --------          -------      -------     --------

                                                                $ 47,533        $ 30,814          $37,635      $11,224     $127,206
                                                                --------        --------          -------      -------     --------
Liabilities
  Interest bearing liabilities
      NOW accounts                                              $ 21,892        $     --          $    --      $    --     $ 21,892
      Money market accounts                                       14,612              --               --           --       14,612
      Savings accounts                                            16,543              --               --           --       16,543
      Certificates of deposit (4)                                  7,568          32,998           10,548          107       51,221
      Repurchase agreements                                        5,369              --               --           --        5,369
                                                                --------        --------          -------      -------     --------

                                                                $ 65,984        $ 32,998          $10,548      $   107     $109,637
                                                                --------        --------          -------      -------     --------

Interest sensitivity gap                                         (18,451)         (2,184)          27,087       11,117       17,569
Cumulative interest sensitivity gap                              (18,451)        (20,635)           6,452       17,569
Cumulative interest sensitivity gap as a percentage of
    total assets                                                 (14.50%)         (16.22)%           5.07%       13.81%       13.51%
    ------------                                                --------        --------          ------       ------      -------

(1)  Net of Federal Reserve Bank and Federal Home Loan Bank stock.
(2)  Loans scheduled by contractual maturities.
(3)  Net of non-accrual loans of $299,365.
(4)  Certificates of deposits scheduled by contractual maturities.

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Investment Portfolio

At December 31, 2000, the Bank's investment portfolio, which totaled $34.3 million, consisted of U.S. government agency securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $357,950 in stock of the Federal Reserve Bank of Richmond and $360,400 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2000, approximately 65.96% of the investment securities portfolio had maturities of one year or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank's policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of "B" or better to be held in the portfolio. The Bank's investment policy designates the investment portfolio to be classified as "available-for-sale", unless otherwise designated. At December 31, 2000, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

                                                 2000       1999       1998       1997        1996
                                               -------    -------    -------    -------    -------
Available for Sale
  U. S. Treasury                               $    --    $    --    $    --    $ 1,974    $ 9,157
  U. S. Agency                                  33,565     23,103     13,511     12,991        996
  Mortgage-backed                                   --         --        980        980        987
  Equity Securities                                718        721        699        620        194
                                               -------    -------    -------    -------    -------

      Total                                     34,283     23,824     15,190     16,565     11,334

Held to Maturity
  U. S. Treasury                                    --         --         --      3,975      1,993
                                               -------    -------    -------    -------    -------

      Total                                         --         --         --      3,975      1,993
                                               -------    -------    -------    -------    -------

Total Securities                               $34,283    $23,824    $15,190    $20,540    $13,327
----------------                               -------    -------    -------    -------    -------


The following table presents maturities and weighted average yields for investments in available for sale and held to maturity securities.

December 31, 2000
(Dollars in thousands)
                               YEARS TO MATURITY

                                                 WITHIN                      WITHIN 1                  WITHIN 5
                                                ONE YEAR                    TO 5 YEARS                TO 10 YEARS
                                                 AMOUNT/       YIELD          AMOUNT/       YIELD       AMOUNT/      YIELD
                                                 -------       -----          -------       -----       -------      -----
Available for Sale
U. S. Treasury                                   $    --          --%         $    --          --%      $    --        --%
U. S. Agency                                      22,614        6.19%          10,951        6.80%           --        --%
------------                                     -------       -----          -------       ------      -------      -----
      Total Debt Securities                      $22,614        6.19%         $10,951        6.80%           --        --%

Held to Maturity
  U. S. Treasury                                 $    --          --%         $    --          --%      $    --        --%
  U. S. Agency                                        --          --%              --          --%           --        --%
  ------------                                   -------       -----          -------       -----       -------      -----
      Total                                      $    --          --%         $    --          --%      $    --        --%

                                                GREATER
                                                THAN TEN
                                                  YEARS
                                                 AMOUNT/       YIELD          TOTAL
                                                 -------       -----          -----
Available for Sale
  U. S. Treasury                                 $    --          --%         $    --
  U. S. Agency                                        --          --%          33,565
  ------------                                   -------       -----          -------
      Total Debt Securities                      $    --          --%         $33,565

Held to Maturity
  U. S. Treasury                                 $    --          --%         $    --
  U. S. Agency                                        --          --%              --
  ------------                                   -------       -----          -------
      Total                                      $    --          --%         $    --

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

Years ended December 31,
(Dollars in thousands)

                                     2000                1999                1998                1997                1996
                                    -------             ------              ------              ------              ------
                                Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent

Commercial loans                $19,323     21.64%  $19,261     23.23%  $26,895     30.43%  $30,860     42.61%  $30,801     43.80%
Real estate loans:
      Commercial                 33,434     37.44%   35,032     42.26%   29,373     33.25%   20,448     28.34%   17,845     25.65%
      Construction               16,945     18.95%   15,030     18.13%   17,875     20.22%   10,191     13.91%   10,173     14.62%
      One-to four-family         11,036     12.44%    7,329      8.84%    8,620      9.75%    5,232      7.25%    7,002     10.07%
      Home equity                 4,372      4.93%    3,686      4.45%    3,219      3.64%    3,393      4.70%    1,744      2.51%
Consumer loans                    4,107      4.60%    2,565      3.09%    2,400      2.71%    2,305      3.19%    2,332      3.35%
                                -------    ------   -------    ------   -------    ------   -------    ------   -------    ------
          Total loans            89,217    100.00%   82,903    100.00%   88,382    100.00%   72,429    100.00%   69,897    100.00%

Less:
      Unearned income              (250)               (222)               (299)               (267)               (332)
      Allowance for loan losses  (1,556)             (1,483)             (1,159)             (1,177)               (765)
                                -------             -------             -------             -------             -------
Net loans receivable            $87,411             $81,198             $86,924             $70,985             $68,800
                                -------             -------             -------             -------             -------

The Bank's loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2000 the Bank's loan portfolio totaled $89.2 million, of which $19.3 million, or 21.64%, were commercial loans; $33.4 million, or 37.44%, were commercial real estate loans; $16.9 million, or 18.95%, were construction loans; $11.1 million, or 12.44%, were one- to four-family residential mortgage loans; $4.4 million, or 4.93% were home equity loans and $4.1 million, or 4.60%, were consumer and other loans. All of the loans in the Bank's portfolio are either adjustable-rate or short term fixed-rate loans with terms to maturity of 30 days to 30 years.

The Bank does not engage in longer term fixed-rate portfolio lending. Any long-term fixed-rate loans made by the Bank are sold in the secondary market.

Commercial Lending. The Bank offers commercial business loans to businesses operating in the Bank's primary market area. These loans consist of lines of credit, which typically require an annual repayment, adjustable-rate loans with terms of five to seven years, and short-term fixed-rate loans with terms of up to five years. Such loans are generally secured by receivables, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less. The Bank also originates commercial loans which are guaranteed by the Small Business Administration. The Bank has been an active participant in a variety of SBA loan programs.

Year Ended December 31, 2000
(Dollars in thousands)

                                                                DUE AFTER
                                                   DUE IN       ONE YEAR
                                                    ONE           BUT                               NON
                                                  YEAR OR        BEFORE           DUE AFTER       ACCRUAL     90 DAYS
                                                    LESS        FIVE YEARS        FIVE YEARS       LOANS      PAST DUE      TOTAL
                                                    ----      -------------      -----------       -----      --------      -----
 Real estate loans
    Construction                                     $16,800       $   141            $    --      $     4           --    $  16,945
    Mortgage                                           2,690         4,722              3,624           --           --       11,036
    Commercial                                        11,246        16,300              5,888           --           --       33,434
Commercial loans                                      14,449         3,856                723          295           --       19,323

Home equity loans                                      4,372            --                 --           --           --        4,372
Consumer loans                                         1,452         1,666                989           --           --        4,107
--------------                                       -------       -------            -------      -------       ------     --------

Total loans                                          $51,009       $26,685            $11,224      $   299           --     $ 89,217
-----------                                          -------       -------            -------      -------       ------     --------


DUE AFTER ONE YEAR

                                                   FIXED           VARIABLE
                                                    RATE            RATE                  TOTAL
                                                   -----           ------                 -----
Real estate loans
    Construction                                         $  141            $    --            $   141
    Mortgage                                              2,307              6,040              8,347
    Commercial                                              574             21,613             22,187
Commercial loans                                          3,018              1,561              4,579
Home equity loans                                            --                 --                 --
Consumer loans                                            2,273                382              2,655
--------------                                           ------            -------            -------

Total loans                                              $8,313            $29,596            $37,909
-----------                                              ------            -------            -------

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank's primary market area. The Bank's underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80% of the lower of the appraised value or sales price of the property, subject to the Bank's current loans-to-one-borrower limit, which at December 31, 2000, was $2.2 million. These loans may be made with terms up to 25 years and are generally offered at interest rates, which adjust annually or annually after an initial three-year period in accordance with the prime rate as reported in the Wall Street Journal. In reaching a decision as to whether or not to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

Loans secured by commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the property's value, debt service ratio and, under certain
circumstances, additional collateral.   The Bank generally requires personal
guarantees on its commercial real estate loans.

Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential construction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for resale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. Although the Bank attempts to procure permanent end-financing, many of the Bank's construction loans, at the time entered into with the Bank, have permanent end-financing committed by other financial institutions.

The Bank originates land acquisition and development loans with the source of repayment being either the sale of finished lots or the sale of homes to be constructed on the finished lots. The Bank will originate land acquisition, development, and construction loans on a revolving line of credit basis for subdivisions whereby the borrower may draw upon such line of credit as lots are sold for the purpose of improving additional lots. Construction loans are generally offered with terms up to twelve months for consumer and builder loans, and up to twenty-four months for land development loans.

Construction loans are generally made in amounts up to 80% of the value of the security property. During construction, loan proceeds are disbursed in draws as construction progresses based upon inspections of work in place by independent construction inspectors.

At December 31, 2000, the Bank had construction loans, including land acquisition and development loans totaling $16.9 million, or 18.95% of the Bank's total loan portfolio, of which $4.3 million consisted of one- to four-family residential construction loans, $7.3 million consisted of commercial real estate construction loans and $5.3 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers' ability to complete construction timely and in a workmanlike manner. If the

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value that is insufficient to assure full repayment.

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

At December 31, 2000, one- to four-family residential mortgage loans totaled $11.1 million, or 12.44%, of total loans. Of the one-to four-family mortgage loans outstanding at that date, $2.5 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term and $8.6 of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank's adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

The origination of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps to reduce the Bank's exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Although the Bank offers adjustable-rate loans at below market interest rates, all loans are underwritten to assure that the borrower is qualified on a fully indexed basis.

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

Home Equity Lending. As of December 31, 2000, home equity loans totaled $4.4 million, or 4.93% of the Bank's total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are offered in amounts up to 100% of the appraised value with a maximum loan amount of $100,000. Fixed-rate, fixed-term home equity loans are offered with terms up to five years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank's home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank's portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower's financial condition. At December 31, 2000, consumer loans totaled $4.1 million or 4.60% to total loans outstanding. Consumer loans are generally originated in the Bank's primary market area.

Credit Risk Management

The Bank's allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates a range of acceptable allowance for credit loss based upon loan risk ratings, prior periods' charge-offs and specific loss reserves. This methodology is appropriate as the Bank has ten years of loan loss history,

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of
maintaining accurate risk ratings on loans.   Management believes this approach
effectively measures the associated risk with any particular loan or group of loans. Management also considers other factors including current economic conditions, actual loss experience and industry trends. Management has also instituted a policy to engage an independent loan review consultant to evaluate the adequacy of the Bank's allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. As of December 31, 2000, the Bank's allowance for loan losses was $1.6 million or 1.75% of total loans and 519.78% of non-performing loans as compared to $1.5 million, or 1.79% of total loans and 98.98% of non-performing loans as of December 31, 1999. The Bank had total non-performing loans of $299,000 and $1,499,000 at December 31, 2000 and December 31, 1999, respectively, and non-performing loans to total loans of 0.34% and 1.81%, at December 31, 2000, and December 31, 1999, respectively.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2000 the Bank had approximately $6.5 million in watch list loans.

The Bank continues to monitor and modify its allowances for loan losses as conditions dictate. While management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for loan losses. Management may in the future increase its level of loan loss allowances as a percentage of total loans and non-performing loans as its loan portfolio increases or as circumstances dictate.

Analysis of Credit Risk

Activity in the allowance for loan losses for the preceding three years ended December 31 is shown below:

At December 31,
(Dollars in thousands)

                                                                       2000      1999      1998
                                                                      -------   -------   -------
Total loans outstanding                                               $88,967   $82,681   $88,083
Average loans outstanding                                             $81,544   $87,126   $77,245

Allowance for loan losses at beginning of period                      $ 1,483   $ 1,159   $ 1,177
Provision charged to expense                                               36       432       300
                                                                      -------   -------   -------

Chargeoffs:
      Commercial loans                                                      0       202       354
      Consumer and other loans                                              0         8         9
                                                                      -------   -------   -------

            Total                                                           0       210       363

Recoveries:
      Residential/commercial real estate loans                             --        31        24
      Commercial loans                                                     36        71        21
      Consumer and other loans                                              1        --        --
                                                                      -------   -------   -------

            Total                                                          37       102        45
            -----                                                     -------   -------   -------

Net chargeoffs                                                            (37)      108       318
Allowance for loan losses at end of period                            $ 1,556   $ 1,483   $ 1,159
                                                                      -------   -------   -------

Allowance for loan losses as a percent of total loans                    1.75%     1.79%     1.31%
                                                                      -------   -------   -------
Net chargeoffs as a percent of average loans                            (0.04)%    0.12%     0.41%
                                                                      -------   -------   -------


ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Capital Management

During 2000, Stockholders' Equity increased $635,000 or 5.00% to $13.4 million from $12.7 million at December 31, 1999. The increase was primarily due to net income of $972,000. Additionally, the Company's common shares outstanding decreased by 61,100 to 2,262,406 at December 31, 2000, from 2,323,506 at
December 31, 1999, due to a stock repurchase program.

In April 1997, the Company's employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 100,000 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company's incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 200,000 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options and grants vest over a five-year period. As of April 2000 no more shares may be awarded under the 1997 plan. During 2000 zero shares of common stock were granted under the 1997 plan. During 2000, 27,000 shares granted in prior years were forfeited and zero shares were exercised. Under the April 2000 plan 40,000 options and 13,250 restricted shares were granted. At December 31, 2000, the company had a total of 99,500 options and 13,250 restricted shares granted and outstanding.

See Note 12 to the Consolidated Financial Statements for more information on the Company's stock option plan.

Regulatory Capital Requirements

The Federal Reserve's capital regulations require state member banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for the most highly rated banks (at least 100 to 200 basis points more for other national banks) (the "leverage" ratio) and an 8% risk-based capital ratio. Tier 1 capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships.

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

At December 31, 2000, the Bank's Tier 1 and total risk-based capital ratio were 13.60% and 14.90% respectively. The Bank was considered well capitalized for regulatory purposes. See Note 17 of the Consolidated Financial Statements for more information on the Bank's risk-based capital ratios.

Regulation and Supervision

The Company, by virtue of its control of the Bank, is a registered bank holding company as amended under the Bank Holding Company Act of 1956 ("the Act"). As a bank holding company, the Company is required to file certain reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board ("FRB") under the Act.

Effective November 1, 2000, the Company changed the Bank charter from a national charter to a state charter. As a result, the Bank is now regulated by the State of Maryland Department of Labor, Licensing and Regulation. The Bank is subject to extensive regulation, examination and supervision by the State of Maryland as its primary regulator, the Federal Reserve Bank of Richmond as its secondary regulator and the FDIC, as the deposit insurer. The Bank's deposit accounts are insured up to applicable limits by the FDIC's Bank Insurance Fund ("BIF"). The Bank must file reports with the Federal Reserve and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of other institutions. The state and the Federal Reserve conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. Many aspects of the Bank's operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision

ANNAPOLIS NATIONAL BANCORP, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the state of Maryland, the Federal Reserve, the FDIC or the Congress, could have a material adverse impact on the Company or the Bank and their operations.

On November 12, 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 became law. The Modernization Act contains new financial privacy provisions will generally prohibit financial institutions, including the Company, from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to "opt out" of the disclosure. The Modernization Act also allows, among other things, for bank holding companies meeting certain management, capital and CRA standards to engage in a substantially broader range of nonbanking activities than were previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies. The Modernization Act further allows insurers and other financial services companies to acquire banks; removes various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

Because the Modernization Act permits banks, securities firms and insurers to combine and to offer a wide variety of financial products and services, many of these resulting companies will be larger and have more resources than the Company. Should these companies choose to compete directly with the Company in its target markets, the Company's results of operations could be adversely impacted.

Market Value and Dividend Information

The Company's Common stock is listed on "The NASDAQ Stock Market SmallCap Market" under the symbol "ANNB". The Company's stock began trading on October 1, 1997. The Company has traded an average daily volume of 3,258 shares during 2000. At December 31, 2000 the closing price was $4.125 per share.

The Company's high and low stock price during the last quarter of 2000 was $5.75 and $3.50, respectively.

As of March 24, 2001 the Company has outstanding 2,262,406 shares of common stock and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. Annual Dividends paid to the stockholders equaled $0.04 per share.

ANNAPOLIS NATIONAL BANCORP, INC.


                         Report of Independent Auditors



The Board of Directors and Stockholders
Annapolis National Bancorp, Inc. and Subsidiary
Annapolis, Maryland



     We have audited the accompanying consolidated balance sheet of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 2000 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Annapolis National Bancorp, Inc. and Subsidiary for the years ended December 31, 1999 and 1998 were audited by other auditors whose report dated January 28, 2000 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis National Bancorp, Inc. and Subsidiary as of December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



                                        /s/ Stegman & Company
                                        ---------------------




Baltimore, Maryland
January 26, 2001

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Balance Sheets

December 31,                                                               2000             1999             1998
Assets
Cash and due from banks                                            $  3,176,745     $  5,665,014     $  3,845,793
Federal funds sold                                                    4,723,428       11,432,282       10,284,419
Investment securities available for sale                             34,283,448       23,768,975       15,190,949
Loans, less allowance for credit losses of $1,556,049;
  $1,482,704 and $1,158,863                                          87,410,671       81,198,152       86,924,416
Premises and equipment, net                                           5,302,385        2,741,376        2,678,786
Accrued interest receivable                                           1,152,284          821,662          590,159
Other real estate owned                                                       -           57,143           90,539
Deferred income taxes                                                   461,362          494,201          319,863
Core deposit premium                                                          -           43,263          129,789
Other assets                                                            529,420          511,292          402,202
          Total assets                                             $137,039,743     $126,733,360     $120,456,915

Liabilities and Stockholders' Equity
Deposits
  Noninterest bearing                                                13,751,870       13,320,678       11,304,382
  Interest bearing                                                  104,267,784       91,772,928       89,437,861
Securities sold under agreements to repurchase                        5,369,291        8,497,067        7,173,980
Accrued interest payable and other liabilities                          288,808          415,198          449,726
          Total liabilities                                         123,677,753      114,005,871      108,365,949

Stockholders' Equity
  Common stock, par value $0.01 per share; authorized
   10,000,000 shares; issued and outstanding 2,262,406
   shares in 2000, 2,323,506 shares in 1999 and
   2,313,506 shares in 1998                                              22,624           23,235           23,135
  Capital surplus                                                    12,881,175       13,192,408       13,142,508
  Retained earnings (deficit)                                           424,937         (454,311)      (1,075,000)
                                                                     13,328,736       12,761,332       12,090,643
  Accumulated other comprehensive income (loss)                          33,254          (33,843)             323
          Total stockholders' equity                                 13,361,990       12,727,489       12,090,966
          Total liabilities and stockholders' equity               $137,039,743     $126,733,360     $120,456,915

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements of Income

Years Ended December 31,                                                   2000             1999        1998
Interest Income
   Loans, including fees                                            $ 7,925,238      $ 8,059,766  $7,655,050
   Federal funds sold                                                   509,154          461,909   1,194,758
   U.S. Treasury securities and obligations of other
     U.S. Government agencies                                         2,020,010        1,090,646     963,154
        Total interest income                                        10,454,402        9,612,321   9,812,962
Interest  Expense
   Certificates of deposit, $100,000 or more                            393,781          324,182     300,714
   Other deposits                                                     2,950,792        2,810,234   3,220,267
   Securities sold under agreements to repurchase                       334,999          322,996     368,609
   Interest on borrowed funds                                                 -           17,352           -
        Total interest expense                                        3,679,572        3,474,764   3,889,590
        Net interest income                                           6,774,830        6,137,557   5,923,372
Provision for Credit Losses                                              36,000          431,879     300,000
        Net interest income after provision for credit losses         6,738,830        5,705,678   5,623,372
Noninterest Income
   (Loss)/gain on disposal/sale of equipment                            (50,919          (16,195)     (2,778)
   (Loss)/gain on sale of securities                                          -           (8,771)        312
   Service charges and other                                            934,582          844,756     869,770
        Total noninterest income                                        883,663          819,790     867,304
Noninterest Expense
   Personnel                                                          3,034,399        2,505,786   2,481,507
   Occupancy and equipment                                              958,623          919,466     814,625
   Data processing                                                      602,738          697,293     487,761
   Marketing and advertising                                            391,003          194,221     174,727
   Other operating                                                    1,117,144        1,055,497     920,757
   Amortization of core deposit premium                                  43,263           86,526      86,526
         Total noninterest expense                                    6,147,170        5,458,789   4,965,903

Income before income taxes                                            1,475,323        1,066,679   1,524,773
Income tax expense                                                      503,706          376,384     521,929
Net income                                                          $   971,617      $   690,295  $1,002,844

Basic earnings per share                                            $      0.42      $      0.30  $     0.43
Diluted earnings per share                                          $      0.42      $      0.30  $     0.43

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

                                                                                           Accumulated
                                                                                                 Other          Total
                                               Common Stock                   Retained   Comprehensive  Stockholders'  Comprehensive
                                          Shares  Par value       Surplus     Earnings          Income         Equity         Income
BALANCE,
   DECEMBER 31, 1997                   2,312,306    $23,123   $13,135,320  $(2,077,844)      $  6,715     $11,087,314    $1,106,451
                                                                                                                         ==========
 Net income                                    -          -             -    1,002,844              -       1,002,844     1,002,844
 Stock options exercised                   1,200         12         7,188            -              -           7,200
 Unrealized gain on
   investment securities available
   for sale net of income taxes                -          -             -            -         (6,392)         (6,392)       (6,392)

 BALANCE,
   DECEMBER 31, 1998                   2,313,506     23,135    13,142,508   (1,075,000)           323      12,090,966       996,452
                                                                                                                         ==========
 Net income                                    -          -             -      690,295              -         690,295       690,295
 Stock options exercised                  10,000        100        49,900            -              -          50,000
 Dividends paid ($0.03 per share)              -          -             -      (69,606)             -         (69,606)
 Unrealized (loss) on
   investment securities available
   for sale net of income taxes                -          -             -            -        (34,166)        (34,166)      (34,166)

 BALANCE,
   DECEMBER 31, 1999                   2,323,506     23,235    13,192,408     (454,311)       (33,843)     12,727,489       656,129
                                                                                                                         ==========
 Net income                                    -          -             -      971,617              -         971,617       971,617
 Dividends paid ($0.04 per share)              -          -             -      (92,369)             -         (92,369)
 Stock Repurchase                        (61,100)      (611)     (311,233)           -              -        (311,844)
 Unrealized gain on
   investment securities available
   for sale net of income taxes                -          -             -            -         67,097          67,097        67,097

 BALANCE,
   DECEMBER 31, 2000                   2,262,406    $22,624   $12,881,175  $   424,937       $ 33,254     $13,361,990    $1,038,714

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,                                                                      2000           1999           1998
Cash Flows from Operating Activities
    Net income                                                                        $    971,617   $    690,295   $  1,002,844
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                                      314,164        308,367        196,580
        Provision for credit losses                                                         36,000        431,879        300,000
        Deferred income taxes                                                               (6,327)      (152,895)       449,297
        Amortization of premiums and accretion of discounts, net                          (173,977)      (507,926)      (257,550)
        Amortization of core deposit premium                                                43,263         86,526        102,770
        Loss (gain) on:
           Sale or disposal of equipment                                                    50,919         16,195          2,778
           Sale of securities                                                                    -          8,771            312
       (Increase) decrease in:
           Accrued interest receivable                                                    (330,622)      (231,503)       (74,610)
           Other assets                                                                    (40,337)       (30,920)      (210,053)
        Increase (decrease) in
           Accrued interest payable                                                         26,068         (6,169)        (7,539)
           Accrued income taxes, net of taxes refundable                                   (53,962)          (272)       (22,402)
           Deferred loan origination fees                                                   28,099        (77,462)        32,754
           Other liabilities                                                               (98,496)       (33,398)        84,819
        Net cash provided from operations                                                  766,409        501,488      1,599,376

Cash Flows from Investing Activities
  Proceeds from maturities of securities held to maturity                                        -              -      4,000,000
  Proceeds from sales and maturities of securities
     available for sale                                                                 21,884,538     84,897,446     62,954,062
  Purchase of securities available for sale                                            (32,117,298)   (93,031,822)   (61,356,247)
  Net decrease (increase) in federal funds sold                                          6,708,854     (1,147,863)    10,459,554
  Loans made, net of principal collected                                                (6,276,618)     5,371,847    (16,319,840)
  Purchases of premises and equipment                                                   (2,904,226)      (464,615)    (1,671,512)
  Proceeds from sale and cost to dispose of equipment                                       (1,130)         4,500         13,112
  Proceeds from sale of other real estate owned                                             57,143         33,396              -
        Net cash used by investing activities                                         $(12,648,737)  $ (4,337,111)  $ (1,920,871)

Cash Flows from Financing Activities
  Net increase (decrease) in
     Time deposits                                                                    $  5,611,551   $  7,989,162   $ (4,108,419)
     Other deposits                                                                      7,314,497     (3,637,799)     8,788,900
     Securities sold under agreements to repurchase                                     (3,127,776)     1,323,087     (6,131,800)
  Payment of dividends                                                                     (92,369)       (69,606)             -
  Proceeds from sale of stock and options exercised                                              -         50,000          7,200
  Repurchase of common stock                                                              (311,844)             -              -
          Net cash provided/(used) by financing activities                               9,394,059      5,654,844     (1,444,119)

Net (decrease) increase in cash and cash equivalents                                    (2,488,269)     1,819,221     (1,765,614)

Cash and cash equivalents at beginning of year                                           5,665,014      3,845,793      5,611,407

Cash and cash equivalents at end of year                                              $  3,176,745   $  5,665,014   $  3,845,793

Supplemental Cash Flow Information
    Interest paid, including interest credited to accounts                            $  3,792,545   $  3,480,934   $  3,897,129
    Income taxes paid                                                                      557,214        529,551         95,034
Noncash Activities
    Other real estate reclassified from loans                                                    -              -         47,902


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the 2000 presentation.

Business

     The Company was incorporated on May 26, 1988, under the laws of the State of Maryland to serve as a bank holding company. The Company, registered as a bank holding company, formed Annapolis National Bank (the "Bank"), a nationally chartered financial institution. Effective November 1, 2000 the Bank changed its charter from a national charter to a state charter and joined the State of Maryland and the Federal Reserve banking systems. Also effective November 1, 2000 the Bank changed its name from Annapolis National Bank to BankAnnapolis. The Company (as a bank holding company) and the Bank are subject to governmental supervision, regulation, and control.

     The principal business of BankAnnapolis is to make loans and other investments and to accept time and demand deposits. The Bank's primary market area is in Anne Arundel County, Maryland, although the Bank's business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit and other banking services.

     The Bank funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans, and letters of credit. The Bank's customers are primarily individuals and small businesses.

Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BankAnnapolis. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements of Annapolis National Bancorp, Inc. (Parent only) include its investment in the Bank under the equity method of accounting.

Cash equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Investment securities

     As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity, on an after-tax basis. Investments in Federal Home Loan Bank and Federal Reserve stock are included with securities classified as available for sale and carried at cost.

Premises and equipment

     Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives using the straight-line method. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Loans

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

Allowance for Credit Losses

     The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

loans, actual and anticipated loss experience, current economic events and other pertinent factors including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Credit losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

     The allowance for loan losses consists of an allocated component and an unallocated component. The components of allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies", or SFAS No. 114 "Accounting for Creditors for Impairment of a Loan". The allocated component of the allowance for credit losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for credit losses also includes management's determination of the amounts necessary for concentrations and changes in portfolio mix and volume.

     The unallocated portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic factors in the individual markets in which BankAnnapolis operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Bank's historical loss factors used to determine the allocated component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

Intangible assets

     Net assets acquired in purchase transactions are recorded at fair value at the date of acquisition. Core deposit premiums are amortized on a straight-line basis over the estimated period benefited.

     When certain events or other changes occur, management evaluates intangible assets for recoverability. In circumstances that indicated the carrying value of these assets may not be recoverable, an impairment charge is recorded.

Real estate owned

     Real estate acquired in satisfaction of a debt is carried at the lower of cost or net realizable value. Costs incurred in maintaining foreclosed real estate and write-downs to reflect declines in the fair value of the properties after acquisition are included in noninterest expenses.

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

Stock based compensation

     The Company accounts for stock based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied.

Earnings per share

     Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are calculated by including the average dilutive common stock equivalents outstanding during the period.

     Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) no. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Elective Date of SFAS Statement No. 133". The statement requires derivative

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings for the same period; however, any changes in fair value or cash flow that represent ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The Company adopted the provisions of this statement as amended, for its quarterly and annual reporting beginning January 1, 2001, the statement's effective date. The impact of adopting the provisions of this statement had no effect on the Company's financial position, results of operations and cash flows because the Company did not participate in derivative instruments.

2.  CASH AND DUE FROM BANKS

     Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

     The Bank normally carries balances with other banks that exceed the federally insured limit. The average balance carried in excess of the limit, including federal funds sold to the same bank, was approximately $8,084,310.

3.  INVESTMENT SECURITIES

     Investment securities are summarized as follows:

                                         Amortized      Unrealized    Unrealized    Estimated Fair
December 31, 2000                             Cost           Gains        Losses             Value
Available for sale
  U.S. Government agency                 $33,512,480       $60,558       $ 7,940       $33,565,098
  Federal Home Loan Bank stock               360,400             -             -           360,400
  Federal Reserve Bank stock                 357,950             -             -           357,950
                                         $34,230,830       $60,558       $ 7,940       $34,283,448

December 31, 1999
Available for sale
  U.S. Government agency                 $23,102,994       $20,325       $75,444       $23,047,875
  Federal Home Loan Bank stock               360,400             -             -           360,400
  Federal Reserve Bank stock                 360,700             -             -           360,700
                                         $23,824,094       $20,325       $75,444       $23,768,975

December 31, 1998
Available for sale
  U.S. Government agency                 $13,491,259       $21,301       $   811       $13,511,749
  Mortgage-backed securities               1,000,000             -        20,000           980,000
  Federal Home Loan Bank stock               361,400             -             -           361,400
  Federal Reserve Bank stock                 337,800             -             -           337,800
                                         $15,190,459       $21,301       $20,811       $15,190,949

     Proceeds from sale of securities during 2000 were zero, as compared to 1999 with proceeds of $1,856,696 and realized losses of $8,771 on those sales and proceeds of $2,484,062 and realized gains of $312 in 1998. Gains and losses are determined using the specific identification method.

     The amortized cost and estimated fair value of debt securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

                                                      Available for sale
                                                Amortized       Estimated Fair
December 31, 2000                                    cost                value
-----------------
Due within one year                            $22,592,234         $22,614,414
Due after one through five years                10,920,246          10,950,684
Equity securities                                  718,350             718,350
                                               $34,230,830         $34,283,448

December 31, 1999
Due within one year                            $12,327,427         $12,345,315
Due after one through five years                10,775,567          10,702,560
Equity securities                                  721,100             721,100
                                               $23,824,094         $23,768,975

                                                   Available for sale
                                              Amortized       Estimated Fair
December 31, 1998                                  cost               value
Due within one year                         $11,491,111         $11,509,350
Due after one through five years              2,000,148           2,002,399
Mortgage-backed securities                    1,000,000             980,000
Equity securities                               699,200             699,200
                                            $15,190,459         $15,190,949

     At December 31, 2000, 1999 and 1998, investments available for sale with a carrying value of $14,244,009, $8,507,651 and $11,001,719 respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4.  LOANS AND ALLOWANCE FOR CREDIT LOSSES

     Major classifications of loans are as follows:

                                                         2000            1999            1998
Real estate
  Commercial                                      $46,058,438     $38,461,203     $38,000,834
  Residential                                      19,727,974      22,614,877      21,086,312
Commercial                                         19,323,109      19,261,184      26,895,218
Consumer                                            4,107,138       2,565,432       2,400,217
                                                   89,216,659      82,902,696      88,382,581
Less
  Deferred loan origination fees                      249,939         221,840         299,302
  Allowance for credit losses                       1,556,049       1,482,704       1,158,863
                                                    1,805,988       1,704,544       1,458,165
Loans, net                                        $87,410,671     $81,198,152     $86,924,416

     The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year             $51,307,382     $52,114,600     $63,899,468
Maturing over one to five years                    26,685,204      23,406,247      19,357,456
Maturing over five years                           11,224,073       7,381,849       5,125,657
                                                  $89,216,659     $82,902,696     $88,382,581

     Transactions in the allowance for credit losses were as follows:

Balance, beginning of year                        $ 1,482,704     $ 1,158,863     $ 1,177,437
Provisions charged to operations                       36,000         431,879         300,000
Recoveries                                             37,831         101,641          44,853
                                                    1,556,535       1,692,383       1,522,290
Charge-offs                                               486         209,679         363,427
Balance, end of year                              $ 1,556,049     $ 1,482,704     $ 1,158,863

     The balance of nonaccrual and impaired loans is as follows:

Total guaranteed by the Small Business
  Administration                                  $    36,385     $   718,499     $   101,089
Other nonaccrual loans                                262,980         780,961         404,487
Total nonaccrual and impaired loans                   299,365       1,499,460         505,576
Average impaired loans                              1,257,012       1,690,411       1,109,333
Related allowance for credit losses                   170,847         271,249         179,217
Interest collected                                    144,801         195,483          18,439
Balance of accrued interest not recorded               98,309         118,937          52,747

     The Bank lends to customers located primarily in Annapolis, Baltimore, and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

     Loans that were 90 days or more past due, including nonaccrual loans amounted to zero at December 31, 2000 and $72,615, and $717,169 at December 31, 1999 and 1998.

     Certain officers and directors (and companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

     A summary of the activity of these loans follows:

                                                2000          1999         1998
Beginning balance                        $ 2,823,692    $2,752,733   $2,229,589
Advances                                     125,307       243,259    1,099,920
Repayments                                (1,241,663)     (172,300)    (576,776)
Change in officers and directors             193,880             -            -
Ending balance                           $ 1,901,216    $2,823,692   $2,752,733


5.  CREDIT COMMITMENTS

     Outstanding loan commitments, unused lines of credit, and letters of credit are as follows:

                                                   2000           1999           1998
Loan commitments and lines of credit
  Construction                              $18,722,166    $13,764,407    $ 4,220,628
  Other                                      14,270,534      9,739,410     14,284,008
                                            $32,992,700    $23,503,817    $18,504,636
Letters of credit
  Deposit secured                           $   240,378    $   329,670    $   591,862
  Other                                       1,155,525      1,275,908        570,366
                                            $ 1,395,903    $ 1,605,578    $ 1,162,228

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

6.  INTANGIBLE ASSETS

     The core deposit premium was amortized over a period expiring in the year 2000. Amortization expense relating to the core deposit premium was $43,263 in 2000 and $86,526 in 1999, and 1998. As of December 31, 2000 the core deposit premium was fully amortized.

7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment and the related depreciation is as follows:

                                                              2000          1999          1998
 Land and construction projects                         $4,315,690    $1,517,045    $1,399,862
 Leasehold improvements                                    602,558       658,175       658,175
 Furniture, fixtures, and equipment                      1,564,182     1,519,545     1,306,962
                                                         6,482,430     3,694,765     3,364,999
 Accumulated depreciation                                1,180,045       953,389       686,213
 Net premises and equipment                             $5,302,385    $2,741,376    $2,678,786
 Depreciation and amortization expense                  $  314,164    $  308,367    $  196,580

     The Company is constructing a new branch and administrative facility on a tract of land owned by the Company. Preliminary site and planning costs have been capitalized. The company anticipates that the new facility will be completed in March 2001 at an estimated total project cost of $6 million. For the year ended December 31, 2001, $139,000 of interest was capitalized in association with the new facility.

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

8.  LEASE COMMITMENTS

     Lease obligations will require rent payments as follows:

                                                       Minimum
                       Period                          rentals
                              2001                   $ 164,033
                              2002                     106,310
                              2003                     106,310
                              2004                     106,310
                              2005                     106,310
                  Remaining years                       38,108
                                                     ---------
                                                     $ 627,381
                                                     ---------

     The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $479,675, $461,659 and $454,411, for 2000, 1999, and 1998,
respectively.

     In September 2000 the Company negotiated a six-month extension on the lease for its headquarters space. The rental expense for that term is $116,274. The Company also negotiated an extension on the lease at the Bestgate branch through March 2001 at a cost of $30,646

     During 1998, the Company waived a clause in one of its contracts prohibiting other financial institutions from locating in the same shopping center. The Company was paid $125,000, which is included in noninterest income.

9.  DEPOSITS

     Major classifications of deposits are as follows:

                                                              2000          1999          1998
     Demand, noninterest bearing                      $ 13,751,870  $ 13,320,678  $ 11,304,382
     NOW accounts                                       21,892,164    20,750,063    21,050,434
     Savings and money market accounts                  31,154,560    25,413,357    30,767,081
     Time deposits, $100,000 and over                    9,923,008     6,794,832     7,229,126
     Other time                                         41,298,052    38,814,676    30,391,220
                                                      ------------  ------------  ------------
                                                      $118,019,654  $105,093,606  $100,742,243
                                                      ------------  ------------  ------------

     Time deposits mature as follows:

     Three months or less                             $ 7,567,595   $ 8,289,073   $12,516,492
     Over three months to one year                     32,997,932    29,865,401    21,180,825
     Over one year                                     10,655,533     7,455,034     3,923,029
                                                      -----------   -----------   -----------
                                                      $51,221,060   $45,609,508   $37,620,346
                                                      -----------   -----------   -----------

     At December 31, 2000, 1999, and 1998, time deposits with maturities in excess of five years totaled $106,639, $109,210, and $104,151.

10. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     Securities sold under repurchase agreements are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies that are segregated in the Bank's correspondent safekeeping account from the Company's other investment securities.

     The following table presents certain information for repurchase agreements:

                                                           2000            1999            1998
Balance outstanding, at year end                      5,369,291       8,497,067       7,173,980
Average balance during the year                       9,850,911       9,969,548      11,330,409
Average interest rate during the year                      3.40%           3.24%           3.25%
Maximum month-end balance                           $11,750,381     $13,026,580     $14,846,219

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

11. PROFIT SHARING PLAN

     The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants' contributions The Company contributions to the plan were $24,049 in 2000, $35,116 in 1999 and $24,612 in 1998.

12. STOCK OPTIONS AND RESTRICTED SHARES

     In April, 1997, the Company adopted a stock option plan, covering 100,000 shares of common stock, intended to qualify as incentive stock options under
Section 422 of the Internal Revenue Code. The plan provided for granting options to purchase shares of the common stock to the officers and other key employees of the Corporation and the Bank. Options granted under this plan have ten-year expiration dates with vesting periods from immediate to five years. As of April 2000 no additional options shall be granted under this plan.

     During April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan the Company's compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to such employees and directors, including members of the committee. Under this plan, up to 200,000 shares of Company stock may be awarded under the direction of the committee. The new plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period.

     A summary of the status of the Company's performance-based stock option plans follows:

                                                                  2000             1999           1998
          Options Outstanding
            Outstanding, beginning of year                      86,500           68,600         57,500
            Granted                                             40,000           58,000         24,600
            Exercised                                                -          (10,000)        (1,200)
            Forfeited                                          (27,000)         (30,100)       (12,300)
                                                              --------         --------       --------
            Outstanding, end of year                            99,500           86,500         68,600


A summary of the status of the Company's restricted share awards follows:

                                                                 2000             1999           1998
          Restricted Shares
            Outstanding, beginning of year                          -                -              -
            Granted                                            13,250                -              -
            Exercised                                               -                -              -
            Forfeited                                               -                -              -
                                                              -------          -------        -------
            Outstanding, end of year                           13,250                -              -

  These options expire as follows:

                                                   Weighted
                                                   Average
                                                   Exercise     Options
                        Expiration Date             Price       Vested     Nonvested
                                       2007          $7.69         8,700        5,800
                                       2008          $9.62         3,600        5,400
                                       2009          $5.01         7,200       28,800
                                       2010          $4.31             -       40,000
                                                                --------   ----------
                        Total                                     19,500       80,000

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

     The weighted average fair value of options granted during 2000, 1999, and 1998 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

                                             2000          1999        1998
                                             ----         -----       -----
          Dividend yield                     0.00%         0.00%       0.00%
          Risk-free interest rate            6.46%         6.13%       4.50%
          Expected volatility                30.0%        22.00%      30.00%
          Expected life in years               10             6          10

     Had compensation been determined in accordance with the provisions of SFAS No. 123, the Company's net income and earning per share would have been reduced to the following pro forma amounts:

                                                 2000         1999          1998
                                             --------     --------    ----------
Net income
   As reported                               $971,617     $690,295    $1,002,844
   Pro forma                                  941,350      670,719       946,667
Basic earnings per share
   As reported                               $   0.42     $   0.30    $     0.43
   Pro forma                                     0.41         0.29          0.41
Diluted earnings per share
   As reported                               $   0.42     $   0.30    $     0.43
   Pro forma                                     0.41         0.29          0.41

13.  LINES OF CREDIT

     The Bank is a member of the Federal Home Loan Bank system and may borrow up to $13,704,000. If funded, this line is secured by one to four family residential mortgage loans held in the Bank's portfolio. In addition, the Bank has available secured and unsecured lines of credit of $8,250,000.

14.  PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding as December 31, 2000, 1999 or 1998.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED
------------------

          (in thousands except per share amounts)
                                                         December 31,    September 30,  June 30,  March 31,
          2000
          Interest revenue                                  $   2,731        $   2,718   $ 2,575   $  2,431
          Interest expense                                        938              934       908        900
          Net interest income                                   1,793            1,784     1,667      1,531
          Provision for loan losses                                 -                -         -         36
          Net income                                              303              311       216        142
          Comprehensive income                                    345              353       215        126
          Earnings per share-basic                               0.13             0.14      0.09       0.06
          Earnings per share-diluted                             0.13             0.14      0.09       0.06

          1999
          Interest revenue                                  $   2,392        $   2,481   $ 2,407   $  2,332
          Interest expense                                        881              932       873        789
          Net interest income                                   1,511            1,549     1,534      1,543
          Provision for loan losses                                 -                -        27        405
          Net income                                              185              227       218         60
          Comprehensive income                                    175              224       215         42
          Earnings per share-basic                               0.08             0.10      0.09       0.03
          Earnings per share-diluted                             0.08             0.10      0.09       0.03

          1998
          Interest revenue                                  $   2,434        $   2,497   $ 2,473   $  2,409
          Interest expense                                        909              989     1,006        986
          Net interest income                                   1,525            1,508     1,467      1,423
          Provision for loan losses                                75               75        75         75
          Net income                                              204              245       300        254
          Comprehensive income                                    189              274       285        248
          Earnings per share-basic                               0.08             0.11      0.13       0.11
          Earnings per share-diluted                             0.08             0.11      0.13       0.11

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

16.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                            2000                1999                  1998
                                                                            ----                ----                  ----
        Current
          Federal                                                       $510,033           $ 492,441              $ 72,632
          State                                                                -              36,838                     -
                                                                         510,033             529,279                72,632
        Deferred                                                          (6,327)           (152,895)              449,297
                                                                        $503,706           $ 376,384              $521,929

  The components of the deferred taxes are as follows:

        Recognition of the benefit of the net
          operating loss carryover                                      $ 20,458           $   4,726              $467,202
        Provision for credit losses                                      (12,239)           (141,539)               34,367
        Revenues taxed not earned                                            558               6,330               (23,787)
        Depreciation expense                                                (395)              7,007                   934
        Amortization and write down of intangible assets                 (14,709)            (29,419)              (29,419)
        Deferred tax benefit                                            $ (6,327)          $(152,895)             $449,297

  The components of the net deferred tax assets are as follows:

        Deferred tax assets
          Allowance for credit losses                                   $406,407            $394,168              $252,629
          Revenue taxed not earned                                       117,669             118,227               124,557
          Net operating loss and alternative minimum
            tax credit carryforward                                            -              20,458                25,184
          Unrealized loss on securities available for sale                     -              21,276                     -
            Total deferred tax assets                                    524,076             554,129               402,370
       Deferred tax liabilities
          Depreciation                                                    44,824              45,219                38,212
          Intangible assets                                                    -              14,709                44,128
          Unrealized gain on securities available for sale                17,890                   -                   167
            Total deferred tax liabilities                                62,714              59,928                82,507
          Net deferred tax asset                                        $461,362            $494,201               $319,863

  The differences between federal income taxes and the amount reported by the Company follow:

                                                                              2000       %        1999       %         1998       %
       Income before income taxes                                       $1,475,323          $1,066,679           $1,524,773
       Taxes computed at the federal income tax rate                    $  501,610   34.0%  $  362,671   34.0%   $  518,423   34.0%
       Increases (decreases) resulting from
         State income taxes, net of federal benefit                              -      -        4,151    0.4%            -      -
         Nondeductible expenses                                              2,096    0.1%       2,040    0.2%        3,506    0.2%
         Net operating loss carryforward                                         -      -        7,522    0.7%            -      -
       Income tax expense                                               $  503,706   34.1%  $  376,384   35.3%   $  521,929   34.2%

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

17. CAPITAL STANDARDS

    The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios, and minimum capital requirements of the Bank, as of December 31, 2000, 1999, and 1998, are as follows:


                                                                                        Minimum                To be well
                                                               Actual              capital adequacy            capitalized
                                                               Amount      Ratio        Amount        Ratio       Amount     Ratio
         December 31, 2000
         Total capital
              (to risk-weighted assets)                      $14,501,416   14.9%       $7,788,844      8.0%     $9,736,056   10.0%
         Tier 1 capital
              (to risk-weighted assets)                      $13,280,223   13.6%       $3,894,422      4.0%     $5,841,633    6.0%
         Tier 1 capital
              (to average assets)                            $13,280,223    9.7%       $5,470,545      4.0%     $6,838,182    5.0%

         December 31, 1999
         Total capital
              (to risk-weighted assets)                      $13,486,864   15.0%       $7,208,231      8.0%     $9,010,289   10.0%
         Tier 1 capital
              (to risk-weighted assets)                      $12,356,712   13.7%       $3,604,115      4.0%     $5,406,173    6.0%
         Tier 1 capital
              (to average assets)                            $12,356,712    9.8%       $5,034,788      4.0%     $6,293,485    5.0%

         December 31, 1998
         Total capital
              (to risk-weighted assets)                      $12,176,375   14.0%       $7,272,681      8.0%     $9,090,851   10.0%
         Tier 1 capital
              (to risk-weighted assets)                      $11,579,741   12.7%       $3,636,341      4.0%     $5,454,511    6.0%
         Tier 1 capital
              (to average assets)                            $11,579,741    9.5%       $4,852,527      4.0%     $6,065,658    5.0%


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


18. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                             2000                        1999                        1998
                                                     Carrying          Fair       Carrying         Fair      Carrying          Fair
   December 31,                                        Amount         Value         Amount        Value        Amount         Value
   --------------------------------------------------------------------------------------------------------------------------------
   Financial assets
      Cash and due from banks                    $  3,176,745  $  3,176,745    $ 5,665,014  $ 5,665,014   $ 3,845,793   $ 3,845,793
      Federal funds sold                            4,723,428     4,723,428     11,432,282   11,432,282    10,284,419    10,284,419
      Investment securities (total)                34,283,448    34,283,448     23,768,975   23,768,975    15,190,459    15,190,459
      Loans, net                                   87,410,671    87,359,712     81,198,152   81,001,205    86,924,416    86,992,223
      Accrued interest receivable                   1,152,284     1,152,284        821,662      821,662       590,159       590,159


                                                         2000                          1999                        1998
                                               Carrying          Fair       Carrying          Fair       Carrying          Fair
December 31,                                     Amount         Value         Amount         Value         Amount         Value
-------------------------------------------------------------------------------------------------------------------------------
Financial liabilities
  Noninterest-bearing deposits             $ 13,751,870  $ 13,751,870    $13,320,678   $13,320,678    $11,304,382   $11,304,382
  Interest-bearing deposits                 104,267,784   104,266,152     91,772,928    92,190,948     89,437,861    89,766,553
  Securities sold under agreements
    to repurchase                             5,369,291     5,369,291      8,497,067     8,497,067      7,173,980     7,173,980
  Accrued interest payable                       48,473        48,473         22,406        22,406         28,574        28,574
-------------------------------------------------------------------------------------------------------------------------------

     The fair values of U.S. Treasury and Government agency securities are determined using market quotations.

     The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible credit losses.

     The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits is estimated based on interest rates currently offered for deposits of similar remaining maturities.


19. EARNINGS PER SHARE

     A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

                                                                                              2000           1999          1998
                                                                                         ---------      ---------     ---------
Weighted average shares outstanding, basic                                               2,302,443      2,319,588     2,312,422
Common stock equivalents                                                                         -              -         6,731

Average common shares and equivalents, fully diluted                                     2,302,443      2,319,588     2,319,153

Stock options outstanding that were antidilutive
   at December 31                                                                           99,500         86,500        35,100


20. PARENT COMPANY FINANCIAL INFORMATION

     The balance sheet and statements of income and cash flows for Annapolis National Bancorp, Inc. (Parent Company only) follow:

Balance Sheets


December 31,                                                                                  2000           1999          1998
                                                                                       -----------    -----------   -----------
Assets
Cash and due from banks                                                                $    19,013    $   361,407   $     7,391
Due from Bank                                                                               29,496              -             -
Investment in subsidiary                                                                13,313,481     12,366,082    11,709,853
Deferred income taxes and other assets                                                           -              -       373,722
                                                                                       -----------    -----------   -----------
          Total assets                                                                 $13,361,990    $12,727,489   $12,090,966
                                                                                       -----------    -----------   -----------

Liabilities and Stockholders' Equity
Stockholders' equity
  Common stock                                                                         $    22,624    $    23,235   $    23,135
  Capital surplus                                                                       12,881,175     13,192,408    13,142,508
  Retained earnings (deficit)                                                              424,937       (454,311)   (1,075,000)
  Accumulated other comprehensive income                                                    33,254        (33,843)          323
                                                                                       -----------    -----------   -----------
          Total liabilities and stockholders' equity                                   $13,361,990    $12,727,489   $12,090,966
                                                                                       -----------    -----------   -----------

ANNAPOLIS NATIONAL BANCORP, INC.
Notes to Consolidated Financial Statements, continued

Statements of Income


Years Ended December 31,                                                                      2000          1999           1998
                                                                                              ----          ----          -----
Interest income                                                                        $         -     $       -    $         -
Interest expense                                                                                 -             -              -
Net interest income (expense)                                                                    -             -              -
Equity in undistributed income of subsidiary                                               880,302       690,395      1,002,844
Dividends from subsidiary                                                                  160,000
Expenses
  Compensation                                                                              54,578
  Other operating                                                                           49,542           100              -
                                                                                       -----------     ---------    -----------
Income before income taxes                                                                 936,182       690,295      1,002,844
Income taxes                                                                               (35,435)            -              -
                                                                                       -----------     ---------    -----------
Net income                                                                             $   971,617     $ 690,295    $ 1,002,844
                                                                                       -----------     ---------    -----------

Statements of Cash Flows

Years Ended December 31,                                                                      2000          1999           1998
                                                                                              ----          ----           ----
Cash flows from operating activities
   Net income                                                                          $   971,617     $ 690,295    $ 1,002,844
   Due from Bank                                                                           (29,496)            -              -
   Tax benefit received                                                                          -       373,722              -
   Undistributed net income of subsidiary                                               (1,040,302)     (690,395)    (1,002,844)
                                                                                       -----------     ---------    -----------
                                                                                           (98,181)      373,622              -

Cash flows from financing activities
   Dividends paid                                                                           (92,369)      (69,606)             -
   Dividends received from Bank                                                             160,000             -              -
   Proceeds from stock options exercised                                                          -        50,000          7,200
   Repurchase of common stock                                                              (311,844)            -              -
                                                                                       -----------     ---------    -----------
                                                                                          (244,213)      (19,606)         7,200
   Net increase (decrease) in cash                                                        (342,394)      354,016          7,200
                                                                                       -----------     ---------    -----------
Cash and equivalents at beginning of year                                                  361,407         7,391            191
Cash and equivalents at end of year                                                    $    19,013     $ 361,407    $     7,391
                                                                                       -----------     ---------    -----------

21. REGULATORY MATTERS

     During 1999, the Bank entered into a Formal Agreement with the Office of the Comptroller of the Currency ("OCC") whereby the Bank was required to improve the Bank's management and policies and procedures. The Bank complied with all the provisions of the Formal Agreement. The Bank is currently under no regulatory agreement or action.