Form 10KSB40, Exhibit 13
period 2001-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 2002-03-22
CIK 1041429

                                  Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc., (the "Company") formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the "Bank") (formerly Annapolis National Bank), a federally insured community oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, and its four branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne's County, Maryland. The Bank's principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

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

The Bank employed 67 full time and 12 part time individuals at December 31, 2001.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                            AND RESULTS OF OPERATIONS

Overview

The following is management's discussion and analysis of the historical financial condition and results of operations of Annapolis Bancorp, Inc. on a consolidated basis with its wholly owned subsidiary, BankAnnapolis, for the periods presented, and should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this annual report.

Results of Operations for the Years Ended December 31, 2001 and 2000

The Company reported net income for 2001 of $506 thousand a 47.9% decrease from 2000 earnings of $972. The decrease in 2001 earnings was primarily due to contraction in the net interest margin as a result of unprecedented Federal Reserve Board rate reductions and higher noninterest expense. Basic earnings per share, adjusted for the August 24, 2001 four for three stock split in the form of a stock dividend, was $0.17 per share compared to $0.32 per share in 2000, also adjusted for the split.

The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $6.3 million for 2001, a decrease of $467 thousand or 6.9% compared to $6.8 million in 2000. Total assets were $166.7 million as of December 31, 2001, a 21.6% increase over the December 31, 2000 total assets of $137.0 million. The Company's return on average assets was 0.33% and 0.75% for December 31, 2001, and 2000 respectively. The Company's return on average equity was 3.70% and 7.59% for December 31, 2001, and 2000 respectively.

At December 31, 2001 the Bank's gross loan portfolio totaled $112.9 million. Of this amount, $24.3 million or 21.5% were commercial loans, $38.3 million or 33.9% were commercial real estate loans, $17.6 million or 15.6% were construction loans, $17.1 million or 15.1% were one- to four-family residential mortgage loans, $6.6 million or 5.9% were home equity loans, and $9.0 million or 8.0% were consumer and other loans.

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

Total assets increased by 21.6% during 2001 to $166.7 million from $137.0 million at December 31, 2000. Total deposits and securities sold under agreements to repurchase, the Company's primary source of funds, increased $29.2 million or 23.7% to $152.6 from $123.4 million at December 31, 2000. Time deposits comprise the largest portion of the Bank's total deposits, totaling $62.0 million or 42.8% of the Bank's total deposits at December 31, 2001, compared to $51.2 million or 43.4% in 2000. Savings and money market accounts totaled $40.0 million or 27.6% of the Bank's total deposits at December 31, 2001, compared to $31.2 million or 26.4% in 2000. NOW accounts total $19.1 million or 13.2% and $21.9 million or 18.6% of total deposits at December 31, 2001 and 2000, respectively. Demand, noninterest bearing accounts totaled $23.7 million or 16.4% of total deposits at December 31, 2001 and $13.7 million or 11.7% at December 31, 2000. Securities sold under agreements to repurchase increased $2.3 million to $7.7 million from $5.4 million at December 31, 2000.

The Company's primary uses of funds are for loans and investments. Loans, less net deferred fees and the allowance for credit losses, increased by $23.9 million or 27.3% to $111.3 million at December 31, 2001 from $87.4 million a year earlier. The increase in loan balances occurred primarily in the real estate sector, which increased $14.1 million or 27.8% from 2000.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest revenue and interest expense and is generally affected by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table below, sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and
(3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2001, was $6.3 million, representing a decrease of $467 thousand or 6.9% from net interest income of $6.8 million for the year ended December 31, 2000. The decrease in net interest income is due primarily to the effect of the Federal Reserve Board interest rate reductions on the Bank's yield on its investment and loans portfolios. The net interest margin was 4.41% and 5.57% for the years ended December 31, 2001 and 2000 respectively. Net interest income for 2001 includes $45 thousand of interest collected on the cash basis related to loans on a nonaccrual status, compared to $145 thousand of interest collected on various nonaccrual loans in 2000.

Interest Income

The Company's interest income increased $447 thousand or 4.3% to $10.9 million at December 31, 2001, compared to $10.5 million at December 31, 2000. The increase in interest income can be attributed to an increase in the level of average loans and federal funds sold. Average loans increased $18.8 million or 23.1% and average federal funds sold increased $7.9 million or 95.5%. Offsetting these increases was a decrease in average investment securities of $5.3 million or 16.5%.

Interest Expense

The Company's interest expense increased $914 thousand or 24.8% to $4.6 million at December 31, 2001, compared to $3.7 million at December 31, 2000. The increase in interest expense can be attributed to an increase in the cost of interest bearing liabilities to 3.87% at December 31, 2001, compared to 3.57% in 2000. The increase in rate was primarily due to an increase in certificate of deposit rates to 5.65% in 2001 from 5.22% in 2000. The rates paid on certificates of deposit in 2001 were largely associated with a marketing campaign held late in 2000. The majority of the higher rate certificates of deposit matured in the fourth quarter of 2001. Offsetting the increase in the cost of time deposits was lower rates on all other deposit products.

Noninterest Income

The Company's primary sources of noninterest income is fees charged on deposit products and those generated by the Bank's VISA check card, fees recognized on the broker origination of residential mortgage loans and rental income from leasing space at the Bank's headquarters building. Noninterest income increased $278,000 to $1.2 million or 31.6% from $884 thousand in 2000.

Noninterest Expense

Noninterest expense increased $551 thousand or 9.0% to $6.7 million at December 31, 2001, compared to $6.2 million at December 31, 2000. The increase in noninterest expense was primarily due to increases in compensation expense related to the full year salary impact of business development staff hired at the end of 2000 and additions to staff due to extending branch hours. Also contributing to the increase in noninterest expense is higher data processing expenses associated with the increased loan and deposit volumes.

Personnel expense increased $578 thousand or 19.1% due to full year salaries for positions open for portions of 2000. Occupancy and equipment expense decreased $114 thousand or 11.9% due to decreased rental costs for the headquarters and the Bestgate branch location due to the move to the Bank owned corporate headquarters building.

Other expense increased $87 thousand or 4.0% due to higher data processing expense and moving expenses associated with the new headquarters offset by lower marketing and legal expenses.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $266 thousand and $504 thousand in income tax expense for the years ended December 31, 2001 and 2000 respectively, for an effective tax rate of 34.5% in 2001 and 34.1% in 2000.

Results of Operations For The Years Ended December 31, 2000 and 1999

Net Income

Net income for the year ended December 31, 2000, totaled $972 thousand or $0.32 per basic share compared to $690 thousand or $0.22 per basic share for the year ended December 31, 1999.

Operating Results

The following discussion outlines some of the more important factors and tends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income increased $638 thousand or 10.5% at December 31, 2000, to $6.8 million from $6.1 million at December 31, 1999. This increase was the result of an overall increase in the Bank's overall yield on loans and investment securities.

Interest Income

Interest income increased $842 thousand or 8.8% in 2000 compared to 1999, primarily due to an increase in the yield on investment securities offset by a decrease in the average balance of loans outstanding. Average loans outstanding decreased $5.6 million or 6.4% during 2000, however the average yield on loans increased to 9.72% in 2000 from 9.25% in 1999.

Interest Expense

Interest expense increased $204 thousand in 2000 as compared to 1999. The increase reflected an increase in the average cost of certificates of deposit to 5.22% in 2000 from 5.07% in 1999. During this period the average cost of interest bearing liabilities increased to 3.57% at December 31, 2000, from 3.48% at December 31, 1999.

Noninterest Income

Noninterest income increased $64 thousand or 7.8% during 2000 as compared to 1999. The increase was attributable to fees generated by the broker origination of residential mortgage loans.

Noninterest Expense

Noninterest expense increased $688 thousand or 12.6% to $6.2 million at December 31, 2000, from $5.5 million at December 31, 1999. Personnel expense increased $528 thousand or 21.1% due to the effect of full year salaries for positions filled late in 1999. Occupancy and equipment expense increased $39 thousand or 4.2% due to increased maintenance cost at the branches and normal annual rental increases. Other expense increased $121 thousand or 6.0% due mainly to legal and consulting expense related to changing the Bank charter and marketing expenses related to a new advertising campaign.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31, (Dollars in thousands, except per share data)


Selected Financial Data                                     2001          2000         1999         1998         1997
-----------------------                                     ----          ----         ----         ----         ----

Total assets                                          $  166,681    $  137,040   $  126,733   $  120,457   $  120,827
Total loans, net                                         111,347        87,411       81,198       86,924       70,985
Total deposits                                           144,884       118,020      105,094      100,742       96,062
Securities sold under agreement to repurchase              7,674         5,369        8,497        7,174       13,306
Notes payable                                                 --            --           --           --           --
Total stockholder's equity                                13,860        13,362       12,727       12,091       11,087

Selected Operating Data
-----------------------
Interest income                                       $   10,901    $   10,455   $    9,612   $    9,813   $    9,161
Interest expense                                           4,593         3,680        3,474        3,890        3,630
                                                      ----------    ----------   ----------   ----------   ----------

Net interest income                                        6,308         6,775        6,138        5,923        5,531
Provision for credit losses                                    -            36          432          300          748
                                                               -            --          ---          ---          ---

Net interest income after provision for credit             6,308         6,739        5,706        5,623        4,783
  losses
Restructuring expense                                         --            --           --           --          796
Noninterest income                                         1,162           884          820          867          762
Noninterest expense                                        6,698         6,147        5,460        4,965        4,434
                                                      ----------    ----------   ----------   ----------   ----------

Income before income taxes                                   772         1,476        1,066        1,525          315
Income tax benefit (expense)                                (266)         (504)        (376)        (522)         769
                                                      ----------    ----------   ----------   ----------   ----------
Net income                                            $      506    $      972   $      690   $    1,003   $    1,084
                                                      ----------    ----------   ----------   ----------   ----------
Key Financial Ratios and Other Data
-----------------------------------
Return on average assets                                    0.33%         0.75%        0.55%        0.82%        0.99%
    Net income divided by average assets
Return on average equity                                    3.70%         7.59%        5.69%        8.64%       14.83%
    Net income divided by average equity
Equity to asset ratio (1)                                   8.88%         9.93%        9.69%        9.54%        6.70%
    Average equity to average assets ratio
Basic earnings per share (3)                          $     0.17    $     0.32   $     0.22   $     0.33   $     0.44
Book value per share (3)                              $     4.62    $     4.44   $     4.15   $     3.95   $     3.62
Tangible book value per share (3)                     $     4.62    $     4.44   $     4.13   $     3.91   $     3.55
Number of shares outstanding                           2,996,629     2,262,406    2,323,506    2,313,506    2,312,306
Efficiency ratio (2)                                       89.67%        80.26%       78.55%       73.19%       83.11%
Interest rate spread                                        3.76%         5.03%        4.76%        4.52%        4.88%
Net interest margin                                         4.41%         5.57%        5.26%        5.11%        5.37%
Risk based capital ratio - Tier 1                          11.14%        13.60%       13.70%       12.70%       15.16%
Risk based capital ratio - Total                           12.64%        14.80%       15.00%       14.00%       16.42%


(1) The Company's initial public stock offering closed on September 30, 1997 with net proceeds of $3.5 million. The average capital used to calculate this ratio reflects the increase in capital for the last quarter of 1997.
(2) Includes restructuring expense of $796,000 for the year ended December 31, 1997.
(3) Adjusted to effect four for three stock split in the form of a stock dividend issued on August 24, 2001.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2001, 2000 and 1999. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 3.76% for the year ended December 31, 2001, compared to 5.03% at December 31, 2000.

Consolidated Average Balances, Yields and Rates
(Dollars in thousands)

                                                                                Years ended
                                               December 31, 2001             December 31, 2000               December 31, 1999
                                               -----------------             -----------------               -----------------
                                          Average             Yield/    Average              Yield/     Average             Yield/
                                          Balance  Interest    Rate     Balance   Interest    Rate      Balance  Interest    Rate
                                          -------  --------    ----     -------   --------    ----      -------  --------    ----
Assets
Interest Earning Assets:
  Federal funds sold                     $ 16,088  $    616      3.83%    $8,229  $    509      6.19%  $  9,456  $    462      4.89%
  Investment Securities                    26,530     1,558      5.87%    31,789     2,020      6.35%    20,042     1,090      5.44%
  Loans                                   100,341     8,727      8.70%    81,544     7,925      9.72%    87,126     8,060      9.25%
                                         --------  --------             --------  --------             --------  --------

    Total interest-earning assets         142,959    10,901      7.63%   121,562    10,454      8.60%   116,624     9,612      8.24%
                                         --------  --------  --------   --------  --------  --------   --------  --------  --------

Noninterest Earning Assets
  Cash and due from banks                   4,065                       3,647                             4,196
  Other assets                              6,894                       3,793                             4,455
                                         --------                       -----                          --------

    Total Assets                         $153,918                       $129,002                       $125,275
                                         --------                       --------                       --------

Liabilities and Stockholders' Equity
Interest Bearing Deposits
  NOW accounts                            $17,367  $    132      0.76%  $ 19,952  $    228      1.14%  $ 19,810  $    269      1.36%
  Money market accounts                    19,567       583      2.98%    12,984       438      3.37%    11,960       334      2.79%
  Savings accounts                          5,166       283      1.89%    16,149       377      2.33%    14,634       341      2.33%
  Certificates of deposit                  59,403     3,357      5.65%    44,055     2,301      5.22%    43,236     2,191      5.07%
  Repurchase agreements                     7,395       238      3.22%     9,851       335      3.40%     9,970       323      3.24%
  Notes payable                                --        --      0.00%        --        --      0.00%       105        17     16.19%
                                         --------  --------             --------  --------             --------  --------

    Total interest bearing liabilities    118,898     4,593      3.87%   102,991     3,679      3.57%    99,715     3,475      3.48%
                                         --------  --------  --------   --------  --------  --------   --------  --------  --------

Noninterest Bearing Liabilities
  Demand deposit accounts                  20,986                         12,715                         12,646
  Other liabilities                           373                            489                            772

Stockholders' Equity                       13,661                         12,807                         12,142
                                         --------                       --------                       --------

    Total Liabilities and Stockholders'
    Equity                               $153,918                       $129,002                       $125,275
                                         --------                       --------                       --------

Interest rate spread                                             3.76%                          5.03%                          4.76%
                                                             --------                       --------                       --------

Ratio of interest earning assets to
interest bearing liabilities                                   120.24%                        118.03%                        116.96%
Net interest income and net interest
margin                                             $  6,308      4.41%            $  6,775      5.57%            $  6,137      5.26%
                                                   --------  --------             --------  --------             --------  --------

Rate/Volume Analysis
(Dollars in thousands)

                                                     2001 vs. 2000                                  2000 vs. 1999
                                                     -------------                                  -------------


                                                 Due to Change                                    Due to Change
                                   Increase or         in                    Rate/  Increase or         in                    Rate/
                                    (Decrease)     Volume          Rate     Volume   (Decrease)     Volume          Rate     Volume
                                                   ------          ----     ------                  ------          ----     ------
  Interest income on:
      Loans                           $    802   $  1,827      $   (833)  $   (192)    $   (135)  $   (634)     $    542   $    (43)
      Investment securities               (462)      (334)         (153)        25          930        640           183        107
      Federal funds sold and
       other overnight investments         107        486          (194)      (185)          47        (59)          122        (16)
                                      --------   --------      --------   --------     --------   --------      --------   --------

  Total interest income                    447      1,979        (1,180)      (352)         842        (53)          847         48

  Interest expense on:
      NOW accounts                         (96)       (30)          (76)        10          (41)         2           (43)        --
      Money market accounts                145        222           (51)       (26)         104         28            70          6
      Savings accounts                     (94)       (23)          (76)         5           36         33             3         --
      Certificates of deposit            1,056        801           189         66          110         41            68          1
      Repurchase agreements                (97)       (83)          (18)         4           12         (4)           16         --
      Notes payable                         --         --            --         --          (17)       (17)           --         --
                                      --------   --------      --------   --------     --------   --------      --------   --------

  Total interest expense                   914        887           (32)        59          204         83           114          7
                                      --------   --------      --------   --------     --------   --------      --------   --------

  Net interest income                 $   (467)  $  1,092      $ (1,148)  $   (411)    $    638   $   (136)     $    733   $     41
                                      --------   --------      --------   --------     --------   --------      --------   --------


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

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank's deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 42.8% of the deposit portfolio at December 31, 2001. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts increased to 57.2% of the deposit portfolio at December 31, 2001 compared to 56.6% at December 31, 2000.

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

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $14.0 million at December 31, 2001 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2001:

(Dollars in thousands)

                 Three Months or       Greater than      Greater than     Greater
                            Less    Three Months to     Six Months to    than One
                                         Six Months          One Year        Year           Total
                          $1,315             $1,483            $6,107      $5,098         $14,003
                          ------             ------            ------      ------         -------

Commercial reverse repurchase agreements represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company's control. At December 31, 2001, and 2000, the average cost of these borrowings were 3.22% and 3.40% respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank
(FHLB) with the ability to draw up to $16.7 million, and may borrow up to $8.3 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2001, there were no outstanding advances under these lines of credit.

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

Interest Rate Risk Sensitivity

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of the Company's interest earning assets and funding sources. Additionally, the Bank's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest bearing assets, such as loans and investments, and its interest expense on its funding sources, such as deposits and borrowings. Accordingly, the Bank's results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets and liabilities in response to such movements.

The Bank attempts to manage fluctuations in interest rates by matching the maturities and repricing schedules of its interest earning assets and interest bearing liabilities. The Bank's current strategy is to lengthen the maturity or repricing frequency of its earning assets to reduce asset sensitivity to short term interest rate fluctuations. Additionally, the Bank has introduced an indexed money market account where the rate changes weekly to provide better matching with variable priced loans, principally loans tied to the Wall Street Journal Prime Rate. The Bank has a limited appetite for long term (greater than five years) fixed rate portfolio lending.

The following table summarizes the anticipated maturities or repricing of the Company's interest earning assets and interest bearing liabilities as of December 31, 2001, and the Company's interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. Based on the composition of deposits the Company's goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2001, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis
December 31, 2001
(Dollars in thousands)

                                                                            After three but   After one but
                                                             Within three     within twelve     within five   After five
                                                                   months            months           years        years    Total
                                                                   ------            ------           -----        -----    -----
    Assets
      Federal funds sold and other overnight investments         $ 13,710          $     --        $     --     $     --    $ 13,710
      Investment securities (1)                                        --                --          20,185        8,092      28,277
      Loans (2), (3)                                               43,761            17,535          41,269       10,451     113,016
                                                                 --------          --------        --------     --------    --------
                                                                 $ 57,471          $ 17,535        $ 61,454     $ 18,543    $155,003
                                                                 --------          --------        --------     --------    --------
    Liabilities
      Interest bearing liabilities
          NOW accounts                                           $ 19,142          $     --        $     --     $     --    $ 19,142
          Money market accounts                                    25,611                --              --           --      25,611
          Savings accounts                                         14,432                --              --           --      14,432
          Certificates of deposit (4)                               9,975            29,991          21,899          113      61,978
          Repurchase agreements                                     7,674                --              --           --       7,674
                                                                 --------          --------        --------     --------    --------
                                                                 $ 76,834          $ 29,991        $ 21,899     $    113    $128,837
                                                                 --------          --------        --------     --------    --------

    Interest sensitivity gap                                      (19,363)          (12,456)         39,555       18,430      26,166
    Cumulative interest sensitivity gap                           (19,363)          (31,819)          7,736       26,166
    Cumulative interest sensitivity gap as a percentage of
    total assets                                                   (12.49%)          (20.53)%          4.99%       16.88%
                                                                 --------          --------        --------     --------

(1)  Net of Federal Reserve Bank and Federal Home Loan Bank stock.
(2)  Loans scheduled by contractual maturities.
(3)  Net of non-accrual loans of $100 thousand.
(4)  Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

At December 31, 2000, the Bank's investment portfolio, which totaled $29.0 million, consisted of U.S. government agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $357,950 in stock of the Federal Reserve Bank of Richmond and $360,400 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2001, approximately 71.4% of the investment securities portfolio had maturities of five years or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank's policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of "B" or better to be held in the portfolio. The Bank's investment policy designates the investment portfolio to be classified as "available-for-sale", unless otherwise designated. At December 31, 2001, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

December 31, 2001
(Dollars in thousands)


                                                 2001              2000              1999              1998              1997
                                                 ----              ----              ----              ----              ----
      Available for Sale
        U. S. Treasury                         $     --          $     --          $     --          $     --          $  1,974
        U. S. Agency                             23,346            33,565            23,048            13,511            12,991
        Mortgage-backed                           4,931                --                --               980               980
        Equity Securities                           718               718               721               699               620
                                               --------          --------          --------          --------          --------
            Total                                28,995            34,283            23,769            15,190            16,565

      Held to Maturity
        U. S. Treasury                               --                --                --                --             3,975
                                               --------          --------          --------          --------          --------
            Total                                    --                --                --                --             3,975
                                               --------          --------          --------          --------          --------

      Total Securities                         $ 28,995          $ 34,283          $ 23,769          $ 15,190          $ 20,540
                                               --------          --------          --------          --------          --------

The following table presents maturities and weighted average yields for investments in available for sale and held to maturity securities. Mortgage-backed securities are classified based upon their stated maturities rather than expected maturities.


                                YEARS TO MATURITY

                                             WITHIN ONE                  WITHIN 1                    WITHIN 5
                                                   YEAR                TO 5 YEARS                 TO 10 YEARS
                                                AMOUNT/        YIELD      AMOUNT/        YIELD        AMOUNT/   YIELD
                                                -------        -----      -------        -----        -------   -----
    Available for Sale
      U. S. Treasury                           $     --          --%     $     --          --%       $     --          --%
      U. S. Agency                                   --          --%       20,185        5.08%          3,161        5.59%
      Mortgage-backed                                --          --%           --          --%          2,983        5.52%
                                               --------    --------      --------    --------        --------    --------
          Total Debt Securities                $     --          --%     $ 20,185        5.08%       $  6,144        5.56%


                                           GREATER THAN
                                              TEN YEARS
                                                 AMOUNT        YIELD        TOTAL
                                                 ------        -----        -----
    Available for Sale
      U. S. Treasury                           $     --          --%     $     --
      U. S. Agency                                   --          --%       23,346
      Mortgage-backed                             1,948        5.92%        4,931
                                               --------    --------      --------
          Total Debt Securities                $  1,948        5.92%     $ 28,277


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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:
Years ended December 31,
(Dollars in thousands)

                                    2001                 2000                 1999                 1998                 1997
                                    ----                 ----                 ----                 ----                 ----
                               Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent
Commercial loans              $24,368      21.5%  $ 19,323      21.6%  $ 19,261      23.2%  $ 26,895      30.4%  $ 30,860      42.6%
Real estate loans:
 Commercial                    38,498      34.0%    33,434      37.5%    35,032      42.3%    29,373      33.3%    20,448      28.3%
 Construction                  17,712      15.7%    16,945      19.0%    15,030      18.1%    17,875      20.2%    10,191      13.9%
 One-to four-family            17,083      15.1%    11,036      12.4%     7,329       8.8%     8,620       9.8%     5,232       7.3%
 Home equity                    6,568       5.8%     4,372       4.9%     3,686       4.5%     3,219       3.6%     3,393       4.7%
Consumer loans                  8,887       7.9%     4,107       4.6%     2,565       3.1%     2,400       2.7%     2,305       3.2%
                             --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
   Total loans                113,116     100.0%    89,217     100.0%    82,903     100.0%    88,382     100.0%    72,429     100.0%
Less:
 Unearned income                 (193)                (250)                (222)                (299)                (267)
 Allowance for credit losses   (1,576)              (1,556)              (1,483)              (1,159)              (1,177)
                             --------             --------             --------             --------             --------
Net loans receivable         $111,347             $ 87,411             $81,198              $ 86,924             $ 70,985
                             --------             --------             --------             --------             --------

The Bank's loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2001 the Bank's loan portfolio totaled $113.1 million, of which $24.4 million, or 21.5%, were commercial loans; $38.5 million, or 34.0%, were commercial real estate loans; $17.7 million, or 15.7%, were construction loans; $17.0 million, or 15.1%, were one- to four-family residential mortgage loans; $6.6 million, or 5.8% were home equity loans and $8.9 million, or 7.9%, were consumer and other loans. All of the loans in the Bank's portfolio are either adjustable-rate or short term fixed-rate loans with terms to maturity of 30 days to 30 years.

The Bank does not engage in longer term fixed-rate portfolio lending. Any long-term fixed-rate loans made by the Bank are sold in the secondary market.

Commercial Lending. The Bank offers commercial loans to businesses operating in the Bank's primary market area. These loans consist of lines of credit, which typically require an annual repayment, adjustable-rate loans with terms of five to seven years, and short-term fixed-rate loans with terms of up to five years. Such loans are generally secured by receivables, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less. The Bank also originates commercial loans which are guaranteed by the Small Business Administration ("SBA"). The Bank has been an active participant in a variety of SBA loan programs.

Year Ended December 31, 2001
(Dollars in thousands)

                                                      DUE AFTER
                                           DUE IN      ONE YEAR
                                         ONE YEAR    BUT BEFORE     DUE AFTER    NON ACCRUAL     90 DAYS
                                          OR LESS    FIVE YEARS    FIVE YEARS          LOANS    PAST DUE       TOTAL
                                             ----    ----------    ----------          -----    --------       -----
Real estate loans
    Construction                         $ 17,712      $     --      $     --       $     --    $     --    $ 17,712
    Mortgage                                2,732        10,886         3,465             --          --      17,083
    Commercial                             15,462        21,019         2,017             --          --      38,498
Commercial loans                           17,579         5,469         1,244             76          --      24,368
Home equity loans                           6,368            --           200             --          --       6,568
Consumer loans                              1,443         3,895         3,525             24          --       8,887
                                         --------      --------      --------       --------    --------    --------

Total loans                              $ 61,296      $ 41,269      $ 10,451       $    100    $     --    $113,116
                                         --------      --------      --------       --------    --------    --------


DUE AFTER ONE YEAR

                                            FIXED      VARIABLE
                                             RATE          RATE         TOTAL
                                             ----          ----         -----
Real estate loans
    Construction                         $     --      $     --      $     --
    Mortgage                                4,725         9,626        14,351
    Commercial                              3,717        19,319        23,036
Commercial loans                            5,713         1,000         6,713
Home equity loans                             200            --           200
Consumer loans                              2,868         4,552         7,420
                                         --------      --------      --------

Total loans                              $ 17,158      $ 34,497      $ 51,720
                                         --------      --------      --------


Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank's primary market area. The Bank's underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank's current loans-to-one-borrower limit, which at December 31, 2001, was $2.2 million. These loans may be made with terms up to 25 years and are generally offered at interest rates, which adjust annually or annually after an initial five-year period in accordance with the prime rate or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision as to whether or not to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

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

Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential construction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for sale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. The Bank offers permanent end-financing to the Bank's construction loans customer generally on a 3/1 or 5/1 ARM basis.

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

Construction loans are generally made in amounts up to 80% to 90% of the appraised market value of the security property. During construction, loan proceeds are disbursed in draws as construction progresses based upon inspections of work in place by independent construction inspectors.

At December 31, 2001, the Bank had construction loans, including land acquisition and development loans totaling $17.7 million, or 15.7% of the Bank's total loan portfolio, of which $6.0 million consisted of one- to four-family residential construction loans, $6.1 million consisted of commercial real estate construction loans and $5.6 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers' ability to complete construction timely and in a workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value that is insufficient to assure full repayment.

One- to Four-Family Residential Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans, first and second mortgage loans secured by one- to four-family residences and lots for one- to four-family residences located throughout Baltimore-Washington Metropolitan areas. It is currently the general policy of the Bank to originate for sale in the secondary market one- to four-family fixed-rate residential mortgage loans which conform, except as to size, to the underwriting standards of Fannie Mae, and Freddie Mac, and to originate for investment adjustable rate one- to four-family residential mortgage loans. The Bank generally does not retain the servicing rights of loans it sells and sells such loans without recourse, with the exception of a recourse in the event of breaches for any representations or warranties made by the Bank. The Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. One- to four-family mortgage loan originations are generally obtained from the Bank's loan representatives and their contacts with the local real estate industry, direct contacts made by the Bank's and the Company's directors, existing or past customers, and members of the local communities.

At December 31, 2001, one- to four-family residential mortgage loans totaled $17.0 million, or 15.1%, of total loans. Of the one-to four-family mortgage loans outstanding at that date, $2.5 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term and $8.6 of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period during which the loan has a fixed rate. The interest rates for the majority of the Bank's adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

The Bank currently originates one- to four-family residential mortgage loans in amounts up to 80% (or higher with private mortgage insurance) of the lower of the appraised value or the selling price of the property securing the loan.

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

Home Equity Lending. As of December 31, 2000, home equity loans totaled $6.6 million, or 5.8% of the Bank's total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 85% of the market value of the security property. Fixed-rate, fixed-term home equity loans are offered with terms up to ten years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank's home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank's portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower's financial condition. At December 31, 2001, consumer loans totaled $8.9 million or 7.9% to total loans outstanding. Consumer loans are generally originated in the Bank's primary market area.

Credit Risk Management

The Bank's allowance for credit losses is established through a provision for credit losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates a range of acceptable allowance for credit loss based upon loan risk ratings, prior periods' charge-offs and specific loss reserves. This methodology is appropriate as the Bank has ten years of loan loss history, has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on individual loans. Management believes this approach effectively measures the associated risk with any particular loan or group of loans. Management also considers other factors including current economic conditions, actual loss experience and industry trends. Management has also instituted a policy to engage an independent loan review consultant to evaluate the adequacy of the Bank's allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated credit losses based upon judgments different from those of management. As of December 31, 2001, the Bank's allowance for credit losses was $1.6 million or 1.40% of total loans and 1,581.0% of non-performing loans as compared to $1.6 million, or 1.75% of total loans and 519.8% of non-performing loans as of December 31, 2000. The Bank had total non-performing loans of $100 thousand and $299 thousand at December 31, 2001 and December 31, 2000, respectively, and non-performing loans to total loans of 0.09% and 0.34%, at December 31, 2001, and December 31, 2000, respectively.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2001 the Bank had approximately $6.6 million in watch list loans.

The Bank continues to monitor and modify its allowances for credit losses as conditions dictate. While management believes that, based on information currently available, the Bank's allowance for credit losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for credit losses will be sufficient to cover future credit losses incurred by the Bank or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for credit losses. Management may in the future increase its level of loan loss allowances as a percentage of total loans and non-performing loans as its loan portfolio increases or as circumstances dictate.

The following table represents a three-year history for the allocation of the allowance for credit losses, reflecting use of the methodology presented above, along with the percentage of total loans and leases in each category.

At December 31,
(Dollars in thousands)

                                              2001                     2000                    1999
                                      Amount       Loan Mix     Amount       Loan Mix    Amount      Loan Mix
Amount applicable to:
Commercial                               $  475        21.5%         $484       21.6%      $  563        23.2%
Real estate:
  Commercial                                692        34.0%          626       37.5%         625        42.3%
  Residential                               103        20.9%           68       17.3%          17        13.3%
  Construction                               33        15.7%           20       19.0%           2        18.1%
Consumer                                     60         7.9%           37        4.6%          25         3.1%
Unallocated                                 213                       321                     251
                                         ------                    ------                  ------
      Total allowance                    $1,576                    $1,556                  $1,483
                                         ------                    ------                  ------

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

At December 31,
(Dollars in thousands)

                                                                     2001            2000           1999
                                                                     ----            ----           ----

       Total loans outstanding                                   $112,923         $88,967        $82,681
       Average loans outstanding                                 $100,341         $81,544        $87,126

       Allowance for credit losses at beginning of period        $  1,556         $ 1,483        $ 1,159
       Provision charged to expense                                     -              36            432
                                                                ---------        --------       --------

       Chargeoffs:
             Commercial loans                                           4               -            202
             Consumer and other loans                                   -               -              8
                                                                ---------        --------       --------

                   Total                                                4               -            210

       Recoveries:
             Residential/commercial real estate loans                  --              --             31
             Commercial loans                                          24              36             71
             Consumer and other loans                                   -               1             --
                                                                ---------        --------       --------

                   Total                                               24              37            102
                                                                ---------        --------       --------

       Net chargeoffs (recoveries)                                    (20)            (37)           108
       Allowance for credit losses at end of period                $1,576          $1,556        $ 1,483
                                                                ---------        --------       --------

       Allowance for credit losses as a percent of                   1.40%           1.75%          1.79%
                                                                ---------        --------       --------
       total loans
       Net chargeoffs (recoveries) as a percent of
       average loans                                                (0.02)%         (0.04)%         0.12%
                                                                ---------        --------       --------


The following table presents nonperforming assets at year-end for the last three years:

At December 31,
(Dollars in thousands)

                                                                            2001        2000         1999
       Nonaccrual loans and leases                                        $  100       $ 299       $1,499
       Loans and leases 90 days past due                                       -           -            -
         Total nonperforming loans and leases                                100         299        1,499
       Other real estate owned, net                                            -           -           57
         Total nonperforming assets                                       $  100       $ 299       $1,556
       Nonperforming loans and leases to total loans and leases             0.09%       0.34%        1.88%
       Nonperforming assets to total assets                                 0.06%       0.22%        1.23%


Capital Management

During 2001, Stockholders' Equity increased $498 thousand or 3.7% to $13.9 million from $13.4 million at December 31, 2000. The increase was primarily due to net income of $506 thousand. Additionally, the Company's number of common shares outstanding increased by 11,983 due to options and restricted shares exercised, and 745,860 shares due to a 4 for 3 stock split in the form of a stock dividend and decreased by 24,500 due to a stock repurchase program, bringing total shares outstanding to 2,996,629 at December 31, 2001.

In April 1997, the Company's employee incentive stock option plan was approved by shareholders at the Company's annual meeting. Under the plan, up to 133,333 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company's incentive stock option plan was approved by shareholders at the Company's annual meeting. Under the plan, up to 266,666 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options and grants vest over a five-year period. During 2001, 167,481 shares of common stock were granted under the 2000 Stock Incentive Plan. Also during 2001, 5,317 restricted shares were issued, 11,000 shares granted in prior years were forfeited and 6,666 shares were exercised. At December 31, 2001, the Company had a total of 249,315 options and 11,468 restricted shares granted and outstanding.

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

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the Federal Reserve capital regulations based on the risks the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank's trading account, foreign exchange and commodity positions. The components of Tier 1 capital are equivalent to those discussed above. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

At December 31, 2001, the Bank's Tier 1 and total risk-based capital ratio were 11.1% and 12.6% respectively. The Bank was considered well capitalized for regulatory purposes. See Note 17 of the Consolidated Financial Statements for more information on the Bank's risk-based capital ratios.

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

On October 26, 2001, the USA PATRIOT (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism) Act of 2001 became law. The Act, passed in response to the September 11 tragedy, includes several money laundering and banking provisions that significantly impact financial institutions. The most important of which is the requirement for all financial institutions to develop anti-money laundering programs. Over the next few months the Treasury Department intends to release additional regulations that will further define the requirements of financial institutions under the Act. The Bank intends to comply with the provisions of the Act.

Market Value and Dividend Information

The Company's Common stock is listed on "The NASDAQ Stock Market(R) SmallCap Market" under the symbol "ANNB". The Company's stock began trading on October 1, 1997. The Company has traded an average daily volume of 4,569 shares during 2001. At December 31, 2001 the closing price was $4.40 per share.

The Company's high and low stock price during the last quarter of 2001 was $5.35 and $4.20, respectively.

As of March 22, 2002 the Company has outstanding 2,996,629 shares of common stock and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. Annual Dividends paid to the stockholders equaled $0.04 per share. The Company also declared a 4 for 3 stock split in the form of a stock dividend on August 24, 2001. The split added 745,860 shares those previously outstanding.

Quarterly Average Stock Information:

                         2001                            2000                            1999
                  Stock Price Range   Per Share   Stock Price Range   Per Share   Stock Price Range   Per Share
Quarter           High         Low    Dividend    High         Low     Dividend   High         Low    Dividend
1/st/             $4.30       $3.23   $0.0075     $3.75       $2.63    $0.0075    $5.72       $4.55   $0.0000
2/nd/              4.49        3.75    0.0150      3.70        2.91     0.0075     5.53        4.31    0.0075
3/rd/              6.38        4.28         *      4.31        3.00     0.0075     4.88        3.56    0.0075
4th                5.35        4.20    0.0100      4.13        2.91     0.0075     3.75        2.95    0.0075

*Four for three stock split in the form of a stock dividend.

ANNAPOLIS BANCORP, INC.


                         Report of Independent Auditors


The Board of Directors and Stockholders
Annapolis Bancorp, Inc. and Subsidiary


     We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Annapolis Bancorp, Inc. and Subsidiary for the year ended December 31, 1999 were audited by other auditors whose report dated January 28, 2000 expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                      /s/ Stegman & Company
                                      ---------------------



Baltimore, Maryland
January 11, 2002

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets
(Dollars in thousands)

December 31,                                                                        2001           2000           1999
Assets
Cash and due from banks                                                          $   3,632      $   3,177      $   5,665
Federal funds sold                                                                  13,710          4,724         11,432
Investment securities available for sale                                            28,995         34,283         23,769
Loans, less allowance for credit losses of $1,576;
  $1,556 and $1,483                                                                111,347         87,411         81,198
Premises and equipment, net                                                          7,375          5,302          2,742
Accrued interest receivable                                                            855          1,152            822
Other real estate owned                                                                  -              -             57
Deferred income taxes                                                                  335            461            494
Core deposit premium                                                                     -              -             43
Other assets                                                                           432            530            511
          Total assets                                                           $ 166,681      $ 137,040      $ 126,733

Liabilities and Stockholders' Equity
Deposits
  Noninterest bearing                                                            $  23,721      $  13,752      $  13,321
  Interest bearing                                                                 121,163        104,268         91,773
Securities sold under agreements to repurchase                                       7,674          5,369          8,497
Accrued interest payable and other liabilities                                         263            289            415
          Total liabilities                                                        152,821        123,678        114,006

Stockholders' Equity
  Common stock, par value $0.01 per share; authorized
   10,000,000 shares; issued and outstanding 2,996,629
    shares in 2001, 2,262,406 shares in 2000 and
   2,323,506 shares in 1999                                                             30             23             23
  Capital surplus                                                                   12,796         12,881         13,192
  Retained earnings (deficit)                                                          833            425           (454)
  Accumulated other comprehensive income (loss)                                        201             33            (34)
          Total stockholders' equity                                                13,860         13,362         12,727
          Total liabilities and stockholders' equity                             $ 166,681      $ 137,040      $ 126,733

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income
(Dollars in thousands, except per share data)

Years Ended December 31,                                                                 2001          2000          1999
Interest Income
   Loans, including fees                                                               $  8,727      $  7,925      $  8,060
   Federal funds sold                                                                       616           509           462
   Mortgage-backed securities                                                                69             -             -
   U.S. Treasury securities and obligations of other
     U.S. Government agencies                                                             1,489         2,020         1,090
        Total interest income                                                            10,901        10,454         9,612
Interest Expense
   Certificates of deposit, $100,000 or more                                                744           394           324
   Other deposits                                                                         3,610         2,950         2,811
   Securities sold under agreements to repurchase                                           239           335           323
   Interest on borrowed funds                                                                 -             -            17
        Total interest expense                                                            4,593         3,679         3,475
        Net interest income                                                               6,308         6,775         6,137
Provision for Credit Losses                                                                   -            36           432
        Net interest income after provision for credit losses                             6,308         6,739         5,705
Noninterest Income
   Loss on disposal/sale of equipment                                                       (24)          (51)          (16)
   Loss on sale of securities                                                                 -             -            (9)
   Service charges and other                                                              1,186           935           845
        Total noninterest income                                                          1,162           884           820
Noninterest Expense
   Personnel                                                                              3,612         3,034         2,506
   Occupancy and equipment                                                                  845           959           920
   Data processing                                                                          682           603           697
   Marketing and advertising                                                                325           391           194
   Other operating                                                                        1,234         1,117         1,055
   Amortization of core deposit premium                                                       -            43            87
         Total noninterest expense                                                        6,698         6,147         5,459

Income before income taxes                                                                  772         1,476         1,066
Income tax expense                                                                          266           504           376
Net income                                                                             $    506      $    972      $    690

Basic earnings per share                                                               $   0.17      $   0.32      $   0.22
Diluted earnings per share                                                             $   0.17      $   0.32      $   0.22

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands, except share data)

                                                                                      Accumulated
                                                                                            Other          Total
                                                Common Stock             Retained   Comprehensive  Stockholders'   Comprehensive
                                        Shares     Par value   Surplus   Earnings          Income         Equity          Income

 BALANCE,
 JANUARY 1, 1999                     2,313,506        $   23   $13,142    $(1,075)              -        $12,091
Net income                                   -             -         -        690               -            690             690
Stock options exercised                 10,000             -        50          -               -             50
Dividends paid (2.25
 cents per share)                            -             -         -        (70)              -            (70)
Unrealized (loss) on
 investment securities
 available for sale net
 of income taxes                             -             -         -          -             (34)           (34)            (34)

BALANCE,
 DECEMBER 31, 1999                   2,323,506            23    13,192       (454)            (34)        12,727             656
                                                                                                                             ===
Net income                                   -             -         -        972               -            972             972
 Dividends paid (3.00
 cents per share)                            -             -         -        (93)              -            (93)
Stock repurchase                       (61,100)         (311)        -          -            (311)
Unrealized gain on
 investment securities
 available for sale net
 of income taxes                             -             -         -          -              67             67              67
BALANCE,
 DECEMBER 31, 2000                   2,262,406        $   23   $12,881    $   425           $  33        $13,362           1,039
                                                                                                                          ======
Net income                                   -             -         -        506               -            506             506
Dividends paid (3.25 cents
 per share)                                  -             -         -        (98)              -            (98)
4:3 stock split in the form of
 a stock dividend                      745,860             8        (8)         -               -              -
 Stock repurchase                      (24,500)           (1)     (127)         -               -           (128)
 Stock options exercised                 6,666             -        24          -               -             24
 Issuance of restricted stock            6,197             -        26          -               -             26
 Unrealized gain on
 investment securities
available
 for sale net of
income taxes                                 -             -         -          -             168            168             168
BALANCE
 DECEMBER 31, 2001                   2,996,629        $   30   $12,796    $   833           $ 201        $13,860          $  674
                                                                                                                          ======

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows
(Dollars in thousands)
Years Ended December 31,                                                              2001          2000          1999
Cash Flows from Operating Activities
    Net income                                                                      $    506      $    972      $    690
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                                    424           314           308
        Provision for credit losses                                                        -            36           432
        Deferred income taxes                                                             42            (6)         (153)
        Amortization of premiums and accretion of discounts, net                         (24)         (174)         (508)
        Amortization of core deposit premium                                               -            43            86
        Loss (gain) on:
           Sale or disposal of equipment                                                  24            51            16
           Sale of securities                                                              -             -             9
       (Increase) decrease in:
           Accrued interest receivable                                                   297          (331)         (232)
           Other assets                                                                  117           (40)          (31)
        Increase (decrease)  in
           Accrued interest payable                                                      (16)           26            (6)
           Accrued income taxes, net of taxes refundable                                  49           (54)            -
           Deferred loan origination fees                                                 28           (77)
                                                                                                                     (58)
           Other liabilities                                                             (57)          (98)          (33)
        Net cash provided from operations                                              1,304           767           501

Cash Flows from Investing Activities
  Proceeds from sales and maturities of securities
     available for sale                                                               45,505        21,884        84,897
  Purchase of securities available for sale                                          (39,942)      (32,117)      (93,032)
  Net decrease (increase) in federal funds sold                                       (8,986)        6,709        (1,148)
  Loans made, net of principal collected                                             (23,898)       (6,277)        5,372
  Purchases of premises and equipment                                                 (2,521)       (2,904)         (464)
  Proceeds from sale and cost to dispose of equipment                                      -            (1)            5
  Proceeds from sale of other real estate owned                                            -            57            33
        Net cash used by investing activities                                        (29,842)      (12,649)       (4,337)

Cash Flows from Financing Activities
  Net increase (decrease) in
     Time deposits                                                                    10,757         5,612         7,989
     Other deposits                                                                   16,107         7,314        (3,637)
     Securities sold under agreements to repurchase                                    2,305        (3,128)        1,323
  Payment of cash dividends                                                              (98)          (92)          (70)
  Proceeds from sale of stock and options exercised                                       24            50
  Issuance of restricted stock                                                            26             -             -
  Repurchase of common stock                                                            (128)         (312)            -
          Net cash provided/(used) by financing activities                            28,993         9,394         5,655

Net increase (decrease) in cash and cash equivalents                                     455        (2,488)        1,819

Cash and cash equivalents at beginning of year                                         3,177         5,665         3,846

Cash and cash equivalents at end of year                                            $  3,632      $  3,177      $  5,665

Supplemental Cash Flow Information
    Interest paid, including interest credited to accounts                          $  4,609      $  3,793      $  3,481
    Income taxes paid                                                                    240           557           530

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.
Notes to Consolidated Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to amounts previously reported to conform with the 2001 and 2000 presentation.

Business

     The Company was incorporated on May 26, 1988, under the laws of the State of Maryland to serve as a bank holding company. The Company, registered as a bank holding company, formed Annapolis National Bank (the "Bank"), a nationally chartered financial institution. Effective June 1, 2001 the Company changed its name to Annapolis Bancorp, Inc. Effective November 1, 2000 the Bank changed its charter from a national charter to a state charter and joined the State of Maryland and the Federal Reserve banking systems. Also effective November 1, 2000 the Bank changed its name from Annapolis National Bank to BankAnnapolis. The Company (as a bank holding company) and the Bank are subject to governmental supervision, regulation, and control.

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

Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, BankAnnapolis. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements of Annapolis Bancorp, Inc. (Parent only) include its investment in the Bank under the equity method of accounting.

Cash equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Investment securities

     As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are carried at amortized cost. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity, on an after-tax basis. Investments in Federal Home Loan Bank and Federal Reserve stock are included with securities classified as available for sale and carried at cost.

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

     Interest on loans is credited to income based on the principal amounts outstanding. Origination fees and costs are amortized to income over the contractual life of the related loans as an adjustment of yield. Discounts on the purchase of loans are amortized to income over the contractual lives of the loans.

     Accrual of interest on a loan is discontinued when the loan is delinquent more than ninety days unless the collateral securing the loan is sufficient to liquidate the loan. Management considers all loans where the accrual of interest has been discontinued to be impaired.

Allowance for Credit Losses

     The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic events and other pertinent factors including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Credit losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

     The allowance for credit losses consists of an allocated component and an unallocated component. The components of allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies", or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan". The allocated component of the allowance for credit losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for credit losses also includes management's determination of the amounts necessary for concentrations and changes in portfolio mix and volume.

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

     Management believes that the allowance for credit losses is adequate. However, the determination of the allowance requires significant judgment, and estimates of probable losses inherent in the loan portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the loan portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank, periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on the judgments of information available to them at the time of their examination.

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

New Accounting Pronouncements

     In July 2001, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues". SAB 102 summarizes certain SEC views on the development, documentation, and application of a systematic methodology as required by Financial Reporting

Release No. 28 for determining allowances for loan losses in accordance with accounting principles generally accepted in the United States of America. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for credit losses.

     SAB 102 provides parallel guidance to the federal banking agencies guidance issued through the Federal Financial Institutions Examination Council as interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions". Management believes the Company is in compliance with the provision of SAB 102.

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption of SFAS No. 141 effective June 30, 2001 and SFAS No. 142 effective January 1, 2002 had no impact on the financial position or results of operations of the Company.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No.
121. The provisions of SFAS No. 144 are effective for years beginning after December 15, 2001, and its adoption is not expected to affect the financial position or results of operations of the Company.

2.  CASH AND DUE FROM BANKS

     Banks are required to maintain cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

     The Bank normally carries balances with other banks that exceed the federally insured limit. The average balance carried in excess of the limit, including federal funds sold to the same bank, was approximately $6.1 million at December 31, 2001.

3.  INVESTMENT SECURITIES

     Investment securities are summarized as follows:

(Dollars in thousands)

                                      Amortized     Unrealized    Unrealized  Estimated Fair
December 31, 2001                          Cost          Gains        Losses           Value
Available for sale
  U.S. Government agency                $23,063           $286           $ 3         $23,346
  Mortgage-backed securities              4,910             21             -           4,931
  Federal Home Loan Bank stock              360              -             -             360
  Federal Reserve Bank stock                358              -             -             358
                                        $28,691           $307           $ 3         $28,995
December 31, 2000
Available for sale
  U.S. Government agency                $33,512           $ 61           $ 8         $33,565
  Federal Home Loan Bank stock              360              -             -             360
  Federal Reserve Bank stock                358              -             -             358
                                        $34,230           $ 61           $ 8         $34,283
December 31, 1999
Available for sale
  U.S. Government agency                $23,103           $ 20           $75         $23,048
  Federal Home Loan Bank stock              360              -             -             360
  Federal Reserve Bank stock                361              -             -             361
                                        $23,824           $ 20           $75         $23,769

     Proceeds from sale of securities during 2001 and 2000 were zero, as compared to 1999 with proceeds of $1.9 million and realized losses of $8 thousand on those sales. Gains and losses are determined using the specific identification method.

     The amortized cost and estimated fair value of securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

                                           Available for sale
                                           Amortized    Estimated Fair
December 31, 2001                               cost             value
Due within one year                          $    --           $    --
Due after one through five years              19,941            20,185
Due after five years                           8,032             8,092
Equity securities                                718               718
                                             $28,691           $28,995
December 31, 2000
Due within one year                          $22,592           $22,614
Due after one through five years              10,920            10,951
Equity securities                                718               718
                                             $34,230           $34,283
December 31, 1999
Due within one year                          $12,327           $12,345
Due after one through five years              10,776            10,703
Equity securities                                721               721
                                             $23,824           $23,769

     At December 31, 2001, 2000 and 1999, investments available for sale with a carrying value of $10.9 million, $14.2 million and $8.5 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4.  LOANS AND ALLOWANCE FOR CREDIT LOSSES
     Major classifications of loans are as follows:

(Dollars in thousands)
                                                                      2001         2000        1999
Real estate
  Commercial                                                      $ 50,232      $46,059     $38,461
  Residential                                                       29,629       19,728      22,615
Commercial                                                          24,368       19,323      19,261
Consumer                                                             8,887        4,107       2,566
                                                                   113,116       89,217      82,903
Less
  Deferred loan origination fees                                       193          250         222
  Allowance for credit losses                                        1,576        1,556       1,483
Loans, net                                                        $111,347      $87,411     $81,198

     The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year                             $ 61,395      $51,308     $52,115
Maturing over one to five years                                     41,270       26,685      23,406
Maturing over five years                                            10,451       11,224       7,382
                                                                  $113,116      $89,217     $82,903

     Transactions in the allowance for credit losses were as follows:

Balance, beginning of year                                        $  1,556      $ 1,483     $ 1,159
Provisions charged to operations                                         0           36         432
Recoveries                                                              24           38         102
Chargeoffs                                                              (4)          (1)      ( 209)
Balance, end of year                                              $  1,576      $ 1,556     $ 1,483

     The balance of nonaccrual and impaired loans is as follows:

Total guaranteed by the Small Business
  Administration                                                  $     24      $    36     $   718
Other nonaccrual loans                                                  76          263         781
Total nonaccrual and impaired loans                                    100          299       1,499
Average impaired loans                                                 302        1,257       1,690
Related allowance for credit losses                                     33          171         271
Interest collected                                                      45          145         195
Balance of accrued interest not recorded                                68           98         119

     The Bank lends to customers located primarily in Annapolis, Baltimore, and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

     Loans that were 90 days or more past due, including nonaccrual loans amounted to $24 thousand at December 31, 2001 zero at December 31, 2000 and $73 thousand at December 31, 1999.

     Certain officers and directors (and companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

     A summary of the activity of these loans follows:

                                              2001          2000          1999
Beginning balance                           $1,901      $  2,824        $2,753
Advances                                       352           125           243
Repayments                                    (497)       (1,242)         (172)
Change in officers and directors                18           194             -
Ending balance                              $1,774      $  1,901        $2,824

5.  CREDIT COMMITMENTS

     Outstanding loan commitments, unused lines of credit, and letters of credit are as follows:

(Dollars in thousands)
                                                  2001         2000        1999
Loan commitments and lines of credit
  Construction                                 $18,852      $18,722     $13,764
  Other                                         20,898       14,271       9,740
                                               $39,750      $32,993     $23,504
Letters of credit
  Deposit secured                              $   349      $   240     $   330
  Other                                            848        1,156       1,276
                                               $ 1,197      $ 1,396     $ 1,606

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

6.  INTANGIBLE ASSETS

     The core deposit premium was amortized over a period expiring in the year 2000. Amortization expense relating to the core deposit premium was zero in 2001, $43 thousand in 2000 and $87 thousand in 1999. As of December 31, 2001 the core deposit premium was fully amortized.

7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment and the related depreciation is as follows:

(Dollars in thousands)                             2001       2000       1999

 Land, land improvements and building            $6,075     $4,316     $1,517
 Leasehold improvements                             596        602        658
 Furniture, fixtures, and equipment               2,219      1,564      1,520
                                                  8,890      6,482      3,695
 Accumulated depreciation                         1,515      1,180        953
 Net premises and equipment                      $7,375     $5,302     $2,742
 Depreciation and amortization expense           $  424     $  314     $  308

     The Company constructed a new branch and administrative facility on a tract of land owned by the Company. The Company moved into the new facility in March 2001. The total cost of the project was approximately $6 million. For the years ended December 31, 2001 and 2000, $56 thousand and $139 thousand respectively of interest was capitalized in association with the new facility.

8.  LEASE COMMITMENTS

     Lease obligations will require rent payments as follows:

(Dollars in thousands)
                                                                   Minimum
                                                Period             rentals
                                                  2002                    $ 135
                                                  2003                      115
                                                  2004                      115
                                                  2005                      100
                                                  2006                       37
                                   Remaining years                           --
                                                                          -----
                                                                          $ 502
                                                                          -----
     The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $205 thousand, $480 thousand and $461 thousand for 2001, 2000, and 1999, respectively.

     During 2001, the Bank entered into a lease for the second floor space of the Bank's headquarters building with Heim & Associates, P.A., an accounting firm whose President is a Company and Bank Director. The initial lease term is for three years and commenced on July 1, 2001. The annual lease rate of $165 thousand was based on current market rates as determined by an independent commercial real estate services firm not affiliated with the Company or Bank.

9.  DEPOSITS

     Major classifications of deposits are as follows:

(Dollars in thousands)

                                                    2001        2000        1999
    Demand, noninterest bearing                 $ 23,721    $ 13,752    $ 13,321
    NOW accounts                                  19,142      21,892      20,750
    Savings and money market accounts             40,043      31,155      25,413
    Time deposits, $100,000 and over              14,003       9,923       6,795
    Other time                                    47,975      41,298      38,815
                                                --------    --------    --------
                                                $144,884    $118,020    $105,094
                                                --------    --------    --------


     Time deposits mature as follows:

    Three months or less                        $  9,975    $  7,567    $  8,289
    Over three months to one year                 29,990      32,998      29,866
    Over one year                                 22,013      10,656       7,455
                                                --------    --------    --------
                                                $ 61,978    $ 51,221    $ 45,610
                                                --------    --------    --------

     At December 31, 2001, 2000, and 1999, time deposits with maturities in excess of five years totaled $113 thousand, $107 thousand and $109 thousand.

10. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     Securities sold under repurchase agreements are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or U.S. Government agencies that are segregated in the Bank's correspondent safekeeping account from the Company's other investment securities.

     The following table presents certain information for repurchase agreements:

(Dollars in thousands)
                                                2001          2000         1999
Balance outstanding, at year end              $7,674       $ 5,369      $ 8,497
Average balance during the year                7,395         9,851        9,970
Average interest rate during the year           3.22%         3.40%        3.24%
Maximum month-end balance                     $9,581       $11,750      $13,027

11.  PROFIT SHARING PLAN

     The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants' contributions The Company contributions to the plan were $78 thousand in 2001, $24 thousand in 2000 and $35 thousand in 1999.

12. STOCK OPTIONS AND RESTRICTED SHARES

     In April, 1997, the Company adopted a stock option plan, covering 133,333 shares of common stock, intended to qualify as incentive stock options under
Section 422 of the Internal Revenue Code. The plan provided for granting options to purchase shares of the common stock to the officers and other key employees of the Corporation and the Bank. Options granted under this plan have ten-year expiration dates with vesting periods from immediate to five years. As of April 2000 no additional options shall be granted under this plan.

     During April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan the Company's compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to such employees and directors, including members of the committee. Under this plan, up to 266,666 shares of Company stock may be awarded under the direction of the committee. The new plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period.

     A summary of the status of the Company's performance-based stock option plans follows:

                                                      2001      2000       1999
              Options Outstanding
                Outstanding, beginning of year     132,666   115,333     91,466
                Granted                            135,981    53,333     77,333
                Exercised                           (6,666)        -    (13,333)
                Forfeited                          (12,666)  (36,000)   (40,133)
                Outstanding, end of year           249,315   132,666    115,333

     These options expire as follows:

                                          Weighted Average
                                                  Exercise   Options
                         Expiration Date             Price    Vested  Nonvested

                                    2007             $4.96     9,732      2,933
                                    2008             $7.22     4,133      7,865
                                    2009             $3.53    18,666     27,999
                                    2010             $3.23     9,332     37,330
                                    2011             $3.64         -    131,325
                                                                   -    -------
                         Total                                41,863    207,452


     A summary of the status of the Company's restricted share awards follows:

                                                         2001      2000    1999
              Restricted Shares
                Outstanding, beginning of year         17,665         -       -
                Granted                                     -    17,665       -
                Issued                                 (6,197)        -       -
                Forfeited                                   -         -       -
                Outstanding, end of year               11,468    17,665       -

     The Company applies APB No. 25 in accounting for the stock option plan. Accordingly, the Company does not recognize compensation expense for stock options granted. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), established new accounting and reporting standards for stock-based employee compensation plans.

     This standard defines a fair value based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

     The weighted average fair value of options granted during 2001, 2000, and 1999 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

                                              2001       2000       1999
                                              ----       ----       ----
          Dividend yield                     0.80%      0.00%      0.00%
          Risk-free interest rate            5.32%      6.46%      6.13%
          Expected volatility                30.0%      30.0%     22.00%
          Expected life in years               10         10          6


     Had compensation been determined in accordance with the provisions of SFAS No. 123, the Company's net income and earning per share would have been reduced to the following pro forma amounts:

                                              2001       2000       1999
                                              ----       ----       ----

          Net income
             As reported                    $  506     $  972     $  690
             Pro forma                         459        941        671
          Basic earnings per share
             As reported                    $ 0.17     $ 0.32     $ 0.22
             Pro forma                        0.15       0.31       0.22
          Diluted earnings per share
             As reported                    $ 0.17     $ 0.32     $ 0.22
             Pro forma                        0.15       0.31       0.22


13.  LINES OF CREDIT

     The Bank is a member of the Federal Home Loan Bank system and may borrow up to $16.7 million. If funded, this line is secured by one to four family residential mortgage loans held in the Bank's portfolio. In addition, the Bank has available secured and unsecured lines of credit of $8.3 million

14.  PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding as December 31, 2001, 2000 or 1999.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED
------------------

          (in thousands except per share amounts)
                                                          December 31,     September 30,       June 30,      March 31,
          2001
          Interest revenue                                     $ 2,626          $  2,711        $ 2,789        $ 2,775
          Interest expense                                       1,032             1,215          1,219          1,127
          Net interest income                                    1,594             1,496          1,570          1,648
          Provision for credit losses                                -                 -              -             --
          Net income                                               184               121             49             52
          Comprehensive income                                      46               418             81            129
          Earnings per share-basic                                0.06              0.04           0.02           0.05
          Earnings per share-diluted                              0.06              0.04           0.02           0.05

          2000
          Interest revenue                                     $ 2,731          $  2,718        $ 2,575        $ 2,431
          Interest expense                                         938               934            908            900
          Net interest income                                    1,793             1,784          1,667          1,531
          Provision for credit losses                                -                 -              -             36
          Net income                                               303               311            216            142
          Comprehensive income                                     345               353            215            126
          Earnings per share-basic                                0.10              0.10           0.07           0.05
          Earnings per share-diluted                              0.10              0.10           0.07           0.05

          1999
          Interest revenue                                     $ 2,392          $  2,481        $ 2,407        $ 2,332
          Interest expense                                         881               932            873            789
          Net interest income                                    1,511             1,549          1,534          1,543
          Provision for credit losses                                -                 -             27            405
          Net income                                               185               227            218             60
          Comprehensive income                                     175               224            215             42
          Earnings per share-basic                                0.06              0.07           0.07           0.02
          Earnings per share-diluted                              0.06              0.07           0.07           0.02

16.  INCOME TAXES

     The components of income tax expense are as follows:

          (Dollars in thousands)                                           2001              2000                 1999
          Current
            Federal                                                       $ 223             $ 510              $   492
            State                                                             -                 -                   37
                                                                            223               510                  529
          Deferred                                                           43                (6)                (153)
                                                                          $ 266             $ 504              $   376


     The components of the deferred taxes are as follows:

          Recognition of the benefit of the net
            operating loss carryover                                      $   -             $  20              $     5
          Provision for credit losses                                         -               (12)                (142)
          Revenues taxed not earned                                          36                 1                    6
          Depreciation expense                                                -                 -                    7
          Amortization and write down of intangible assets                    7               (15)                 (29)
          Deferred tax benefit                                            $  43             $  (6)             $  (153)

     The components of the net deferred tax assets are as follows:

          Deferred tax assets
             Allowance for credit losses                                  $ 406      $ 406     $ 394
             Revenue taxed not earned                                        82        118       118
             Net operating loss and alternative minimum
                tax credit carryforward                                       -          -        21
             Unrealized loss on securities available for                      -          -        21
                Total deferred tax assets                                   488        524       554
          Deferred tax liabilities
             Depreciation                                                    42         45        45
             Intangible assets                                                -          -        15
             Unrealized gain on securities available for sale               101         18         -
                Total deferred tax liabilities                              153         63        60
           Net deferred tax asset                                         $ 335      $ 461     $ 494

     The differences between federal income taxes and the amount reported by the Company follow:

                                                           2001          %       2000         %    1999        %
          Income before income taxes                      $ 772                $1,476            $1,066
          Taxes computed at the federal income
          tax rate                                        $ 262      34.0%       $502     34.0%    $363    34.0%
          Increases (decreases) resulting from
            State income taxes, net of federal benefit        -         -           -        -        4     0.4%
            Nondeductible expenses                            4       0.5%          2      0.1%       2     0.2%
            Net operating loss carryforward                   -         -           -        -        7     0.7%
          Income tax expense                              $ 266      34.5%     $  504     34.1%  $  376    35.3%

17.  CAPITAL STANDARDS

     The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios, and minimum capital requirements of the Company and the Bank, as of December 31, 2001 and for the Bank as of December 31, 2000 and 1999, are as follows:

                                                                         Minimum
                                                                         capital          To be well
                                                      Actual             adequacy        capitalized
          (Dollars in thousands)                      Amount   Ratio     Amount   Ratio     Amount     Ratio
          December 31, 2001
          Total capital (to risk-weighted
          assets)
              Company                                 $15,496   12.6%    $9,809    8.0%
              Bank                                    $15,496   12.6%    $9,809    8.0%    $12,261    10.0%
          Tier 1 capital (to risk-weighted
          assets)
              Company                                 $13,659   11.1%    $4,904    4.0%
              Bank                                    $13,659   11.1%    $4,904    4.0%    $ 7,356     6.0%
          Tier 1 capital (to average assets)
              Company                                 $13,659    8.4%    $6,528    4.0%
              Bank                                    $13,659    8.3%    $6,528    4.0%    $ 8,160     5.0%

          December 31, 2000
          Total capital (to risk-weighted
          assets)                                     $14,501   14.9%    $7,789    8.0%    $ 9,736    10.0%
          Tier 1 capital (to risk-weighted
          assets)                                     $13,280   13.6%    $3,894    4.0%    $ 5,842     6.0%
          Tier 1 capital (to average assets)          $13,280    9.7%    $5,471    4.0%    $ 6,838     5.0%

          December 31, 1999
          Total capital (to risk-weighted
          assets)                                     $13,487   15.0%    $7,208    8.0%    $ 9,010    10.0%
          Tier 1 capital (to risk-weighted
          assets)                                     $12,357   13.7%    $3,604    4.0%    $ 5,406     6.0%
          Tier 1 capital (to average assets)          $12,357    9.8%    $5,035    4.0%    $ 6,293     5.0%

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

       (Dollars in thousands)                            2001                      2000                     1999
                                                Carrying         Fair     Carrying         Fair     Carrying         Fair
       December 31,                               Amount        Value       Amount        Value       Amount        Value
       ------------------------------------------------------------------------------------------------------------------
       Financial assets
         Cash and due from banks               $   3,632     $  3,632    $   3,177     $  3,177       $ 5,665     $ 5,665
         Federal funds sold                       13,710       13,710        4,723        4,723        11,432      11,432
         Investment securities (total)            28,995       28,995       34,283       34,283        23,769      23,769
         Loans, net                              113,116      113,151       87,411       87,360        81,198      81,001
         Accrued interest receivable                 885          885        1,152        1,152           822         822

                                                         2001                      2000                     1999
                                                Carrying         Fair     Carrying         Fair     Carrying         Fair
       December 31,                               Amount        Value       Amount        Value       Amount        Value
       ------------------------------------------------------------------------------------------------------------------
       Financial liabilities
         Noninterest-bearing deposits          $  23,721     $ 23,721    $  13,752     $ 13,752       $13,321     $13,321
         Interest-bearing deposits               121,163      121,495      104,268      104,266        91,773      92,191
         Securities sold under agreements
           to repurchase                           7,674        7,674        5,369        5,369         8,497       8,497
         Accrued interest payable                     30           30           48           48            22          22
       ==================================================================================================================


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

19.  EARNINGS PER SHARE

     A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

      (In thousands)
                                                                                           2001           2000        1999
       Weighted average shares outstanding, basic                                         2,990          3,049       3,066
       Common stock equivalents                                                               -              -           -

       Average common shares and equivalents, fully diluted                               2,990          3,049       3,066

20.  PARENT COMPANY FINANCIAL INFORMATION

     The balance sheets and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

      (Dollars in thousands)
       Balance Sheets

       December 31,                                                                     2001           2000           1999
       Assets
       Cash and due from banks                                                       $     1        $    19        $   361
       Due from Bank                                                                       -             29              -
       Investment in subsidiary                                                       13,789         13,314         12,366
       Deferred income taxes and other assets                                             70              -              -
                 Total assets                                                        $13,860        $13,362        $12,727


       Liabilities and Stockholders' Equity
       Stockholders' equity
         Common stock                                                                $    30        $    23        $    23
         Capital surplus                                                              12,796         12,881         13,192
         Retained earnings (deficit)                                                     833            425           (454)
         Accumulated other comprehensive income                                          201             33            (34)
                 Total liabilities and stockholders' equity                          $13,860        $13,362        $12,727


       Statements of Income

       Years Ended December 31,                                                         2001           2000           1999
       Equity in undistributed income of subsidiary                                  $   308        $   880        $   690
       Dividends from subsidiary                                                         330            160
       Expenses
         Compensation                                                                     56             55
         Other operating                                                                 144             49              -
       Income before income taxes                                                        438            936            690
       Income tax benefit                                                                (68)           (36)             -
       Net income                                                                    $   506        $   972        $   690



       Statements of Cash Flows

       Years Ended December 31,                                                         2001           2000           1999
       Cash flows from operating activities
         Net income                                                                  $   506        $   972        $   690
         Due from Bank                                                                    30            (30)             -
         Deferred income taxes or other assets                                           (70)             -            374
         Undistributed net income of subsidiary                                         (638)        (1,040)          (690)
             Net cash provided (used) by operations                                     (172)           (98)           374


       Cash flows from financing activities
         Dividends paid                                                                  (98)           (92)           (70)
         Dividends received from Bank                                                    330            160              -
         Proceeds from stock options exercised and restricted stock issued                50              -             50
         Repurchase of common stock                                                     (128)          (312)             -
             Net cash used (provided) by financing operations                            154           (244)
                                                                                                       (244)           (20)
             Net (decrease) increase in cash                                             (18)          (342)           354
       Cash and equivalents at beginning of year                                          19            361              7
       Cash and equivalents at end of year                                           $     1        $    19        $   361