Form 10-K, Exhibit 13
period 2002-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 2003-03-24
CIK 1041429

                                  Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc., (the "Company") formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the "Bank") (formerly Annapolis National Bank), a federally insured community oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, and its five branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne's County, Maryland. The Bank's principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

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

The Bank employed 70 full time and 11 part time individuals at December 31, 2002.

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

Application of Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements which can be found on page 30. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 found on page 31 to the consolidated financial statements describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial analysis.

Results of Operations for the Years Ended December 31, 2002 and 2001

The Company reported net income for 2002 of $1.2 million, a 142.5% increase from 2001 net income of $506 thousand. The increase in 2002 earnings was primarily due to increased loan volumes in all categories and higher noninterest income. Basic earnings per share was $0.41 per share compared to $0.17 per share in 2001.

The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $7.3 million for 2002, an increase of $1.0 million or 16.4% compared to $6.3 million in 2001. Total assets were $200.1 million as of December 31, 2002, a 20.0% increase over December 31, 2001 total assets of $166.7 million. The Company's return on average assets was 0.66% and 0.33% at December 31, 2002, and 2001 respectively. The Company's return on average equity was 8.57% and 3.70% at December 31, 2002, and 2001 respectively.

At December 31, 2002 the Bank's gross loan portfolio net of deferred fees and costs totaled $147.3 million. Of this amount, $32.4 million or 22.0% were commercial loans, $41.2 million or 28.0% were commercial real estate loans, $25.0 million or 17.0% were construction loans, $20.0 million or 13.6% were one- to four-family residential mortgage loans, $14.3 million or 9.7% were home equity loans, and $14.4 million or 9.7% were consumer and other loans.

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

Total assets increased by 20.0% during 2002 to $200.1 million from $166.7 million at December 31, 2001. Total deposits and securities sold under agreements to repurchase, the Company's primary source of funds, increased $21.9 million or 14.4% to $174.5 million from $152.6 million at December 31, 2001. Time deposits comprise the largest portion of the Bank's total deposits, totaling $65.2 million or 39.7% of the Bank's total deposits at December 31, 2002, compared to $62.0 million or 42.8% in 2001. Savings and money market accounts totaled $44.4 million or 27.1% of the Bank's total deposits at December 31, 2002, compared to $40.0 million or 27.6% in 2001. NOW accounts totaled $24.9 million or 15.2% and $19.1 million or 13.2% of total deposits at December 31, 2002 and 2001, respectively. Demand, noninterest bearing accounts total $29.5 million or 18.0% of total deposits at December 31, 2002 and $23.7 million or 16.4% at December 31, 2001. Securities sold under agreements to repurchase increased $2.8 million or 36.4% to $10.5 million from $7.7 million at December 31, 2001. Long-term borrowings were $10.0 million at December 31, 2002 compared to zero at December 31, 2001.

The Company's primary use of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for credit losses, increased by $34.4 million or 30.9% to $145.7 million at December 31, 2002 from $111.3 million a year earlier. The increase in loan balances occurred primarily in the real estate sector, which increased $20.9 million or 26.3% from 2001.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest income and interest expense and is generally affected by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table on page 16 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2002, was $7.3 million, representing an increase of $1.0 million or 16.4% from net interest income of $6.3 million for the year ended December 31, 2001. The increase in net interest income is due primarily to increased loan volumes offset by lower investment and loan yields. The net interest margin was 4.30% and 4.41% for the years ended December 31, 2002 and 2001 respectively. Net interest income for 2002 includes $50 thousand of interest collected on a cash basis related to loans on a nonaccrual status, compared to $45 thousand of interest collected on various nonaccrual loans in 2001.

Interest Income

The Company's interest income decreased $43 thousand or 0.4% for the year ended December 31, 2002. The decrease in interest income can be attributed to a decrease in the yield on loans to 7.11% for 2002 from 8.70% for the year ended December 31, 2001 and a lower yield on federal funds sold and investment securities due to the continued effect of Federal Reserve Board interest rate cuts. Average loans increased $32.7 million or 32.6% and average federal funds sold and other overnight investments decreased $3.8 million or 23.6%. Average investment securities decreased $1.7 million or 6.4% with the yield on investment securities also decreasing to 4.76% for the year ended December 31, 2002 from 5.87% at December 31, 2001.

Interest Expense

The Company's interest expense decreased $1.1 million or 23.5% to $3.5 million for 2002, compared to $4.6 million for 2001. The decrease in interest expense can be attributed to a decrease in the cost of interest bearing liabilities to 2.44% for the year ended December 31, 2002, compared to 3.87% in 2001. The decrease in rate was primarily due to a decrease in certificate of deposit rates to 3.75% in 2002 from 5.65% in 2001 offset by the cost of new long term borrowings with an average balance of $6.7 million for the year ended December 31, 2002 compared to zero for 2001. The long term borrowings (Federal Home Loan Bank convertible advances) were at an average cost of 4.50%.

Provision for Credit Losses

The Company recorded a provision for credit losses of $25,000 for the year ended December 31, 2002 compared to zero for the year ended December 31, 2001. The increase in provision was the result of higher overall loan volumes. See the discussion under the heading "Credit Risk Management" for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company's primary sources of noninterest income are fees charged on deposit products and those generated by the Bank's VISA check card, fees recognized on the broker origination of residential mortgage loans and rental income from leasing space at the Bank's headquarters building. Noninterest income increased $478 thousand or 41.1% to $1.6 million from $1.1 million in 2001. Mortgage banking fees totaled $315 thousand for the year ended December 31, 2002, a 58% increase over fees of $199 thousand for the year ended December 31, 2001. It should be noted however that mortgage broker fee income may not continue at the level experienced in 2002 as future mortgage refinancing volumes are affected by interest rate fluctuations.

Noninterest Expense

Noninterest expense increased $390 thousand or 5.8% to $7.1 million at December 31, 2002, compared to $6.7 million at December 31, 2001. The increase in noninterest expense was primarily due to increases in compensation expense, higher data processing expenses and full year depreciation expense relating to the headquarters building.

Personnel expense increased $273 thousand or 7.6% with $185 thousand related to normal salary increases and the rest related to higher costs of employee benefit programs. Occupancy and equipment expense increased $123 thousand or 14.5% due to full year depreciation costs, compared to a partial year in 2001, associated with the corporate headquarters building.

Data processing expense increased $93 thousand or 13.6% due to increased account volumes especially in transaction oriented accounts. Other expenses decreased $99 thousand or 6.4%, with lower marketing, legal and telephone expenses.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $644 thousand and $266 thousand in income tax expense for the years ended December 31, 2002 and 2001 respectively, for an effective tax rate of 34.4% in 2002 34.5% in 2001.

Results of Operations For The Years Ended December 31, 2001 and 2000

Net Income

Net income for the year ended December 31, 2001, totaled $506 thousand a 47.9% decrease from 2000 earnings of $972 thousand. Basic earnings per basic share was $0.17 compared to $0.32 per basic share for the year ended December 31, 2000.

Operating Results

The following discussion outlines some of the more important factors and tends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income decreased $467 thousand or 6.9% at December 31, 2001, to $6.3 million from $6.8 million at December 31, 2000. This decrease was primarily the result of a decrease in the Bank's overall yield on loans and investment securities from 8.60% in 2000 to 7.63% in 2001.

Interest Income

Interest income increased $447 thousand or 4.3% in 2001 compared to 2000, primarily due to an increase in the level of average loans and federal funds sold. Average loans outstanding increased $18.8 million or 23.1% during 2001 while average federal funds sold increased $7.9 million or 95.5%. Offsetting this increase was a decrease in investment securities of $5.3 million or 16.5%.

Interest Expense

Interest expense increased $914 thousand or 24.8% to $4.6 million in 2001 compared to $3.7 million at December 31, 2000. The increase can be attributed to an increase in the cost of interest bearing liabilities to 3.87% for 2001 up from 3.57% in 2000. Certificate of deposit rates increased to 5.65% in 2001 from 5.22% in 2000.

Provision for Credit Losses

The Company recorded net recoveries of charged off loans in both 2001 and 2000 and booked no provision for credit losses in 2001 and $36,000 in 2000. See the discussion under the heading "Credit Risk Management" for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income increased $278 thousand or 31.6% during 2001 as compared to 2000. The increase was attributable to higher fees charged on deposit products, fees generated by the Bank's VISA check card and fees generated by the broker origination of residential mortgage loans.

Noninterest Expense

Noninterest expense increased $551 thousand or 9.0% to $6.7 million at December 31, 2001, from $6.2 million at December 31, 2000. The increase in noninterest expense was primarily due to increases in compensation expense related to the full year salary impact of business development staff hired at the end of 2000 and additions to staff due to extending branch hours. Also contributing to the increase in noninterest expense were higher data processing expenses associated with the increased loan and deposit volumes.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31, (Dollars in thousands, except per share data)


Selected Financial Data                        2002         2001          2000         1999         1998
-----------------------                        ----         ----          ----         ----         ----
Total assets                               $200,116     $166,681      $137,040     $126,733     $120,457
Total loans, net                            145,735      111,347        87,411       81,198       86,924
Total deposits                              163,939      144,884       118,020      105,094      100,742
Securities sold under agreement to           10,500        7,674         5,369        8,497        7,174
 repurchase
Long term debt                               10,000           --            --           --           --
Stockholder's equity                         15,078       13,860        13,362       12,727       12,091

Selected Operating Data
-----------------------
Interest income                             $10,858      $10,901       $10,454       $9,612       $9,813
Interest expense                              3,514        4,593         3,679        3,475        3,890
                                              -----        -----         -----        -----        -----

Net interest income                           7,344        6,308         6,775        6,137        5,923
Provision for credit losses                      25            -            36          432          300
                                                 --            -            --          ---          ---

Net interest income after provision           7,319        6,308         6,739        5,705        5,623
for credit losses

Noninterest income                            1,640        1,162           884          849          867
Noninterest expense                           7,088        6,698         6,147        5,488        4,965
                                              -----        -----         -----        -----        -----

Income before income taxes                    1,871          772         1,475        1,066        1,525
Income tax expense                              644          266           504          376          522
                                                ---          ---           ---          ---          ---
Net income                                   $1,227         $506          $972         $690       $1,003
                                             ------         ----          ----         ----       ------
Key Financial Ratios and Other Data
-----------------------------------
Return on average assets                      0.66%        0.33%         0.75%        0.55%        0.82%
    Net income divided by average assets
Return on average equity                      8.57%        3.70%         7.59%        5.69%        8.64%
    Net income divided by average equity
Equity to asset ratio                         7.69%        8.88%         9.93%        9.69%        9.54%
    Average equity divided by average
     assets
Basic earnings per share (1)                  $0.41        $0.17         $0.32        $0.22        $0.33
Book value per share (1)                      $5.01        $4.62         $4.44        $4.15        $3.95
Tangible book value per share (1)             $5.01        $4.62         $4.44        $4.13        $3.91
Number of shares outstanding              3,010,393    2,996,629     2,262,406    2,323,506    2,313,506
Efficiency ratio                             78.90%       89.67%        80.26%       78.55%       73.19%
Interest rate spread                          3.92%        3.76%         5.03%        4.76%        4.52%
Net interest margin                           4.30%        4.41%         5.57%        5.26%        5.11%
Risk based capital ratio - Tier 1             9.72%       11.14%        13.60%       13.70%       12.70%
Risk based capital ratio - Total             10.74%       12.64%        14.80%       15.00%       14.00%


(1) Adjusted to effect a four for three stock split in the form of a stock dividend issued on August 24, 2001.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2002, 2001 and 2000. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, increased to 3.92% for the year ended December 31, 2002 from 3.76% at December 31, 2001.

Consolidated Average Balances, Yields and Rates
(Balances in thousands)


                                                             Years ended

                                           December 31, 2002             December 31, 2001            December 31, 2000
                                           -----------------             -----------------            -----------------
                                        Average           Yield/     Average            Yield/     Average            Yield/
                                        Balance  Interest  Rate      Balance  Interest   Rate      Balance  Interest   Rate
                                        -------  --------  -----     -------  --------  ------     -------  --------  ------
Assets
Interest Earning Assets
     Federal funds sold and other
      overnight investments             $12,975     $217    1.67%    $16,088     $616     3.83%     $8,229     $509     6.19%

     Investment Securities               24,845    1,183    4.76%     26,530    1,558     5.87%     31,789    2,020     6.35%
     Loans                              133,022    9,458    7.11%    100,341    8,727     8.70%     81,544    7,925     9.72%
                                        -------    -----    -----    -------    -----     -----     ------    -----     -----

          Total interest-earning assets 170,842   10,858    6.36%    142,959   10,901     7.63%    121,562   10,454     8.60%
                                        -------   ------    -----    -------   ------     -----    -------   ------     -----


Noninterest Earning Assets
     Cash and due from banks              5,827                        4,065                         3,647
     Other assets                         9,472                        6,894                         3,793
                                          -----                        -----                         -----
          Total Assets                 $186,141                     $153,918                      $129,002
                                       --------                     --------                      --------

Liabilities and Stockholders' Equity
Interest Bearing Deposits
     NOW accounts                       $22,321      $62    0.28%    $17,367     $132     0.76%    $19,952     $228     1.14%
     Money market accounts               26,608      386    1.45%     19,567      583     2.98%     12,984      438     3.37%
     Savings accounts                    17,357      185    1.07%     15,166      283     1.89%     16,149      377     2.33%
     Certificates of deposit             62,571    2,344    3.75%     59,403    3,357     5.65%     44,055    2,301     5.22%
     Repurchase agreements                8,752      232    2.65%      7,395      238     3.22%      9,851      335     3.40%
     Long term borrowings                 6,685      305    4.50%         --       --     0.00%         --       --     0.00%
                                          -----      ---    -----         --       --     -----         --       --     -----
          Total interest bearing        144,294    3,514    2.44%    118,898    4,593     3.87%    102,991    3,679     3.57%
           liabilities                  -------    -----    -----    -------    -----     -----    -------    -----     -----


Noninterest Bearing Liabilities
     Demand deposit accounts             26,937                       20,986                        12,715
     Other liabilities                      588                          373                           489

Stockholders' Equity                     14,322                       13,661                        12,807
                                         ------                       ------                        ------

          Total Liabilities and        $186,141                     $153,918                      $129,002
           Stockholders' Equity        --------                     --------                      --------

Interest rate spread                                        3.92%                         3.76%                         5.03%
                                                            -----                         -----                         -----

Ratio of interest earning assets
 to interest bearing liabilities                          118.40%                       120.24%                       118.03%


Net interest income and net                       $7,344    4.30%              $6,308     4.41%              $6,775     5.57%
 interest margin                                  ------    -----              ------     -----              ------     -----



Rate/Volume Analysis
(Dollars in thousands)

                                          2002 vs. 2001                                2001 vs. 2000
                                          -------------                                -------------

                               Increase   Due to Change                     Increase    Due to Change
                                   or          in                 Rate/        or           in                 Rate/
                              (Decrease)     Volume      Rate    Volume    (Decrease)     Volume       Rate   Volume
                              ----------  ------------- ------  --------  ------------  ------------- ------ --------
  Interest income on:
      Loans                        $731      $2,842    $(1,592)   $(519)       $802       $1,827      $(833)   $(192)
      Investment securities       (375)         (99)      (295)       19      (462)        (334)       (153)       25
      Federal funds sold and
       other overnight
       investments                (399)        (107)      (353)       61        107          486       (194)    (185)
                                  -----       -----       -----       --        ---          ---       -----    -----

  Total interest income            (43)       2,636     (2,240)    (439)        447        1,979     (1,180)    (352)

  Interest expense on:
      NOW accounts                 (70)          37        (83)     (24)       (96)         (30)        (76)       10
      Money market accounts       (197)         210       (299)    (108)        145          222        (51)     (26)
      Savings accounts             (98)          40       (121)     (17)       (94)         (23)        (76)        5
      Certificates of deposit   (1,012)         179     (1,131)     (60)      1,056          801         189       66
      Repurchase agreements         (7)          44        (43)      (8)       (97)         (83)        (18)        4
      Long term borrowings          305         195          --      110         --           --          --       --
                                    ---         ---          --      ---         --           --          --       --

  Total interest expense        (1,079)         705     (1,677)    (107)        914          887        (32)       59
                                -------         ---     -------    -----        ---          ---        ----       --

  Net interest income            $1,036      $1,931      $(563)   $(332)     $(467)       $1,092    $(1,148)   $(411)
                                 ------      ------      ------   ------     ------       ------    --------   ------

Risk Management

The Board of Directors is the foundation for effective corporate governance and risk management. The Board demands accountability of management, keeps stockholders' and other constituencies' interests in focus, advocates the upholding of the Company's code of ethics, and fosters a strong internal control environment. Through its Audit Committee the Board actively reviews critical risk positions, including market, credit, liquidity, and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior management manages risk at the business line level, supplemented with corporate-level oversight through the Asset Liability Committee, internal audit and quality control functions.

Liquidity Risk Management and Capital Resources

The objective of liquidity management is to ensure the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Company, are met, taking into account all on- and off-balance sheet funding demands. Liquidity management also includes ensuring cash flow needs are met at a reasonable cost. Liquidity risk arises from the possibility the Company may not be able to satisfy current or future financial commitments, or the Company may become unduly reliant on alternative funding sources. The Company maintains a liquidity risk management policy to address and manage this risk. The policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements which comply with regulatory guidance. The liquidity position is continually monitored and reported on monthly to the Board of Directors.

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

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank's deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 39.7% of the deposit portfolio at December 31, 2002. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts accounted for 60.3% of the deposit portfolio at December 31, 2002. This represents a 19.2% increase in core deposits, which accounted for 57.2% of the deposit portfolio at December 31, 2001.

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

The Bank pays interest rates on its interest bearing deposit products that are competitive with rates offered by other financial institutions in its market area, and in certain deposit categories may lead the market. Interest rates on deposits are reviewed by management which considers a number of factors including: (1) the Bank's internal cost of funds; (2) rates offered by competing financial institutions; (3) investing and lending opportunities; and (4) the Bank's liquidity position.

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $17.8 million at December 31, 2002 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2002:

($000)


                              Greater than      Greater than
        Three Months or    Three Months to     Six Months to   Greater than
                   Less         Six Months          One Year       One Year        Total

                 $1,745             $1,709            $4,385         $9,918      $17,757
                 ------             ------            ------         ------      -------


Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company's control. At December 31, 2002, and 2001, the average cost of these borrowings were 2.65% and 3.22% respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank
(FHLB) with the ability to draw up to $70.0 million, and may borrow up to $8.3 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2002, the Bank had advances outstanding of $10.0 million under the Federal Home Loan Bank's convertible advance program.

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

The Bank attempts to manage fluctuations in interest rates by matching the maturities of its interest earning assets and interest bearing liabilities. The Bank's current strategy to manage its sensitivity to interest rate fluctuations is to emphasize short term and adjustable rate loans and to invest in short term U.S. Government agency securities with maturities or call dates of two years or less. Prior to the most recent Federal Reserve rate changes the Bank increased its activity in fixed rate loans to stabilize the net interest margin. To reduce the negative impact of engaging in excessive fixed rate lending in a volatile rate environment, the Bank uses a third party for settlement of the majority of long term fixed rate loans.

The following table summarizes the anticipated maturities or repricing of the Company's interest earning assets and interest bearing liabilities as of December 31, 2002, and the Company's interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company's goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2002, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis
December 31, 2002


                                                       Within    After three    After one
                                                        three     but within   but within    After five
    ($000)                                             months  twelve months   five years         years      Total
                                                       ------  -------------   ----------    ----------      -----
    Assets
      Federal funds sold and other overnight
       investments                                    $15,529            $--          $--           $--    $13,529
      Investment securities (1)                         6,024          8,266          367         4,692     19,349
      Loans (2), (3)                                   54,435         19,402       46,786        26,635    147,258
                                                       ------         ------       ------        ------    -------
                                                      $75,988        $27,668      $47,153       $31,327   $182,136
                                                      -------        -------      -------       -------   --------
    Liabilities
      Interest bearing liabilities
          NOW accounts                                $24,879            $--          $--           $--    $19,142
          Money market accounts                        18,345             --           --            --     14,292
          Savings accounts                             26,074             --           --            --     25,611
          Certificates of deposit (4)                  10,690         28,512       25,955            --     65,157
      Commercial repurchase agreements                 10,500             --           --            --     10,500
      Long term borrowings                                 --             --        5,000         5,000     10,000
                                                           --             --        -----         -----     ------
                                                      $90,488        $28,512      $30,955        $5,000   $154,955
                                                      -------        -------      -------        ------   --------

    Interest sensitivity gap                         (14,500)          (844)       16,198        26,327     27,181
    Cumulative interest sensitivity gap              (14,500)       (15,344)          854        27,181
    Cumulative interest sensitivity gap as a
     percentage of total assets                       (7.96%)        (8.42%)        0.47%        14.92%


(1) Net of Federal Reserve Bank and Federal Home Loan Bank stock, by call date.
(2) Loans scheduled by contractual maturities.
(3) Net of non-accrual loans of $55 thousand.
(4) Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

At December 31, 2002, the Bank's investment portfolio, which totaled $20.2 million, consisted of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $357,950 in stock of the Federal Reserve Bank of Richmond and $500,000 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2002, approximately 75.6% of the investment securities portfolio had maturities of five year or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank's policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of "B" or better to be held in the portfolio. The Bank's investment policy designates the investment portfolio to be classified as "available-for-sale," unless otherwise designated. At December 31, 2002, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:



      ($000)                        2002        2001         2000         1999        1998
                                    ----        ----         ----         ----        ----
      Available for Sale
        U. S. Treasury               $--         $--          $--          $--         $--
        U. S. Agency              14,657      23,346       33,565       23,103      13,511
        Mortgage-backed            4,692       4,931           --           --         980
        Equity Securities            858         718          718          721         699
                                     ---         ---          ---          ---         ---
            Total  Securities     20,207      28,995       34,283       23,824      15,190



The following table presents maturities and weighted average yields for investments in available-for-sale securities.

December 31, 2002

                                                   YEARS TO MATURITY

                                                                                              WITHIN 5
                                       WITHIN                       WITHIN 1                     TO 10
                                     ONE YEAR                     TO 5 YEARS                     YEARS
      ($000)                          AMOUNT/         YIELD          AMOUNT/        YIELD      AMOUNT/         YIELD
                                    ---------         -----       ----------        -----     --------         -----
      Available for Sale
        U. S. Treasury                    $--           --%              $--          --%           $--          --%
        U. S. Agency                       --           --%           14,657        4.20%            --          --%
                                           --
      Mortgage-backed                      --           --%               --          --%         2,363        5.50%
                                           --           ---               --          ---         -----        -----
        Total Debt Securities             $--           --%          $14,657        4.20%        $2,363        5.50%
                                      GREATER
                                     THAN TEN
                                        YEARS
                                      AMOUNT/         YIELD            TOTAL
                                      -------         -----            -----
      Available for Sale
        U. S. Treasury                    $--           --%              $--
        U. S. Agency                       --           --%           14,657
      Mortgage-backed                   2,329         5.32%            4,692
                                        -----         -----            -----
        Total Debt Securities          $2,329         5.32%          $19,349

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

Years ended December 31,
(Dollars in thousands)


                                     2002               2001                2000                1999               1998
                                     ----               ----                ----                ----               ----
                               Amount   Percent    Amount   Percent   Amount   Percent    Amount   Percent   Amount    Percent
Commercial loans              $32,445     22.0%   $24,368     21.5%  $19,323     21.6%   $19,261     23.2%   $26,895     30.4%
Real estate loans:
  Commercial                   41,219     28.0%    38,498     34.0%   33,434     37.5%    35,032     42.3%    29,373     33.3%
  Construction                 25,060     17.0%    17,712     15.7%   16,945     19.0%    15,030     18.1%    17,875     20.2%
  One-to four-family           20,233     13.7%    17,083     15.1%   11,036     12.4%     7,329      8.8%     8,620      9.8%
  Home equity                  14,319      9.7%     6,568      5.8%    4,372      4.9%     3,686      4.5%     3,219      3.6%
Consumer loans                 14,140      9.6%     8,887      7.9%    4,107      4.6%     2,565      3.1%     2,400      2.7%
                               ------      ----     -----      ----    -----      ----     -----      ----     -----      ----
          Total loans         147,416    100.0%   113,116    100.0%   89,217    100.0%    82,903    100.0%    88,382    100.0%

Less:
  Unearned income               (103)               (193)              (250)               (222)               (299)
  Allowance for credit losses (1,578)             (1,576)            (1,556)             (1,483)             (1,159)
                              -------             -------            -------             -------             -------
Net loans receivable         $145,735            $111,347            $87,411             $81,198             $86,924
                             --------            --------            -------             -------             -------

The Bank's loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2002 the Bank's loan portfolio totaled $147.4 million, of which $32.5 million, or 22.0%, were commercial loans; $41.2 million, or 28.0%, were commercial real estate loans; $25.1 million, or 17.0%, were construction loans; $20.2 million, or 13.7%, were one- to four-family residential mortgage loans; $14.3 million, or 9.7% were home equity loans and $14.1 million, or 9.6%, were consumer and other loans. All of the loans in the Bank's portfolio are either adjustable-rate or short term fixed-rate loans with terms to maturity of 30 days to 30 years.

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

Year Ended December 31, 2002


                                                     DUE AFTER
                                DUE IN     ONE YEAR                       NON
                              ONE YEAR   BUT BEFORE     DUE AFTER     ACCRUAL     90 DAYS
($000)                         OR LESS   FIVE YEARS    FIVE YEARS       LOANS    PAST DUE     TOTAL
                                  ----   ----------    ----------       -----    --------     -----
Real estate loans
    Construction               $23,566       $1,494          $--         $--         $--     $25,060
    Mortgage                     4,008       10,838        5,387          --          --      20,233
    Commercial                   8,185       23,127        8,567          --       1,340      41,219
Commercial loans                21,344        7,312        3,750          39          --      32,445
Home equity loans               14,175           --          144          --          --      14,319
Consumer loans                   1,323        4,016        8,785          16          --      14,140
                                 -----        -----        -----          --          --      ------
Total loans                    $72,601      $46,787      $26,633         $55      $1,340    $147,416
                               -------      -------      -------         ---      ------    --------
DUE AFTER ONE YEAR
                                 FIXED     VARIABLE
($000)                            RATE        RATE        TOTAL
                                  ----        ----        -----
Real estate loans
    Construction                $1,494          $--       $1,494
    Mortgage                     5,019       11,206       16,225
    Commercial                  10,220       21,474       31,694
Commercial loans                 8,307        2,755       11,062
Home equity loans                  144           --          144
Consumer loans                   4,604        8,197       12,801
                                 -----        -----       ------
Total loans                    $29,788      $43,632      $73,420
                               -------      -------      -------

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank's primary market area. The Bank's underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank's current loans-to-one-borrower limit, which at December 31, 2002, was $2.4 million. These loans may be made with terms up to 25 years and are generally offered at interest rates, which adjust annually or annually after an initial five-year period in accordance with the prime rate or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision as to whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

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

Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential construction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for resale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. The Bank offers permanent end-financing to the Bank's construction loan customers generally on a 3/1 or 5/1 ARM basis.

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

At December 31, 2002, the Bank had construction loans, including land acquisition and development loans totaling $25.1 million, or 17.0% of the Bank's total loan portfolio, of which $13.1 million consisted of one- to four-family residential construction loans, $5.3 million consisted of commercial real estate construction loans and $6.7 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers' ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be confronted with a project which, when completed, has a value that is insufficient to assure full repayment.

One- to Four-Family Residential Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans, first and second mortgage loans secured by one- to four-family residences and lot loans for one- to four-family residences located throughout the Baltimore-Washington Metropolitan area. It is currently the general policy of the Bank to originate for sale in the secondary market one- to four-family fixed-rate residential mortgage loans which conform, except as to size, to the underwriting standards of Fannie Mae and Freddie Mac, and to originate for investment adjustable rate one- to four-family residential mortgage loans. The Bank generally does not retain the servicing rights of loans it sells and sells such loans without recourse, with the exception of recourse in the event of breaches in any representations or warranties made by the Bank. The Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. One- to four-family mortgage loan originations are generally obtained from the Bank's loan representatives and their contacts with the local real estate industry, direct contacts made by the Bank's and the Company's directors, existing or past customers, and members of the local communities.

At December 31, 2002, one- to four-family residential mortgage loans totaled $20.2 million, or 13.7% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $1.7 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term, and $10.7 million with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank's adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

Home Equity Lending. As of December 31, 2002, home equity loans totaled $14.3 million, or 9.7% of the Bank's total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 85% of the market value of the security property. Fixed-rate, fixed-term home equity loans are offered with terms up to ten years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank's home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank's portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower's financial condition. At December 31, 2002, consumer loans totaled $14.1 million or 9.6% of total loans outstanding. Consumer loans are generally originated in the Bank's primary market area.

Credit Risk Management

The Bank's allowance for credit losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates a range of acceptable allowance for credit loss based upon loan risk ratings, prior periods' charge-offs and specific loss reserves. This methodology is appropriate as the Bank has ten years of loan loss history, has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on individual loans. Management believes this approach effectively measures the associated risk with any particular loan or group of loans. Management also considers other factors including current economic conditions, actual loss experience and industry trends. The board of directors engages an independent loan review consultant to evaluate the adequacy of the Bank's allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. As of December 31, 2002, the Bank's allowance for credit losses was $1.6 million or 1.07% of total loans and 113.2% of non-performing loans as compared to $1.6 million, or 1.40% of total loans and 1,581.0% of non-performing loans as of December 31, 2001. The Bank had total non-performing loans of $1.4 million and $100 thousand at December 31, 2002 and December 31, 2001, respectively, and non-performing loans to total loans of 0.95% and 0.09%, at December 31, 2002, and December 31, 2001, respectively. The increase in nonperforming assets from December 31, 2001 is attributable to a $1.3 million participation loan to a single borrower that matured on October 1, 2002 but remained current through December 31, 2002. Due to delays by the lead bank in obtaining executed renewal documentation, the Bank was required to classify this loan as nonperforming. The executed documentation was received on January 10, 2003 and the loan was restored to performing status. Excluding this loan, nonperforming assets were $55,000 or 0.04% of total gross loans.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2002 the Bank had approximately $9.4 million in watch list loans.

The Bank continues to monitor and modify its allowances for credit losses as conditions dictate. While management believes that, based on information currently available, the Bank's allowance for credit losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for credit losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for credit losses. Management may in the future increase the level of allowances as a percentage of total loans and non-performing loans as its loan portfolio increases or as circumstances dictate.

The following table presents a three-year history for the allocation of the allowance for credit losses, reflecting use of the methodology presented above, along with the percentage of total loans and leases in each category.

At December 31,
(Dollars in thousands)


                                              2002                      2001                    2000
                                      Amount       Loan Mix     Amount       Loan Mix    Amount      Loan Mix
Amount applicable to:
Commercial                             $509        22.0%         $475         21.5%        $484        21.6%
Real estate:
  Commercial                            567        28.0%          692         34.0%         626        37.5%
  Residential                            45        23.4%          103         20.9%          68        17.3%
  Construction                          250        17.0%           33         15.7%          20        19.0%
Consumer                                 83         9.6%           60          7.9%          37         4.6%
Unallocated                             124                       213                       321
                                        ---                       ---                       ---
      Total allowance                $1,578                    $1,576                    $1,556
                                     ------                    ------                    ------

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

 (Dollars in thousands)

                                                             2002            2001           2000
                                                             ----            ----           ----
   Total loans outstanding - at December 31              $147,313        $112,923        $88,967
   Average loans outstanding for the year                $133,022        $100,341        $81,544

   Allowance for credit losses at beginning of period      $1,576          $1,556         $1,483
   Provision charged to expense                                25               -             36
                                                               --               -             --
   Chargeoffs:
         Commercial loans                                      53               4              -
         Consumer and other loans                              19               -              -
                                                               --               -              -
               Total                                           72               4              -
   Recoveries:
         Residential/commercial real estate loans              --              --             --
         Commercial loans                                      47              24             36
         Consumer and other loans                               2               -              1
                                                                -               -              -
               Total                                           49              24             37
                                                               --              --             --

   Net chargeoffs                                              23            (20)           (37)
   Allowance for credit losses at end of year              $1,578          $1,576         $1,556
                                                           ------          ------         ------
   Allowance for credit losses as a percent of total loans  1.07%           1.40%          1.75%
                                                            -----           -----          -----
   Net chargeoffs as a percent of average loans             0.02%         (0.02)%        (0.04)%
                                                            -----         -------        -------

Capital Management

During 2002, Stockholders' Equity increased $1.2 million or 8.8% to $15.1 million from $13.9 million at December 31, 2001. The increase was primarily due to net income of $1.2 million.

In April 1997, the Company's employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 133,333 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 266,666 shares of the Company's common stock may be awarded under the direction of the Company's compensation committee. Incentive stock options and grants vest over a five-year period. During 2002, 32,500 shares of common stock were granted under the 2000 Stock Incentive Plan. During 2002, 65,998 shares granted in prior years were forfeited and 8,899 shares were exercised. At December 31, 2002, the Company had a total of 206,918 options and 6,603 restricted shares granted and outstanding.

See Note 14 to the Consolidated Financial Statements for more information on the Company's stock option plans.

A table of the Equity Compensation Plan Information is shown below:


                                                                                                       Number of securities
                                                                                                      remaining available for
                                  Number of securities to be     Weighted average exercise         future issuance under equity
                                    issued upon exercise of         price of outstanding        compensation plans excluding
                                     outstanding options,          options, warrants and             securities reflected in
                                     warrants and rights                   rights                          column (a)
  Plan category                              (a)                             (b)                                (c)

Equity compensation plans
  approved by security holders              213,521                        $4.08                         186,478
Equity compensation plans not
   approved by security holders                   -                            -                               -
           Total                            213,521                        $4.08                         186,478


Regulatory Capital Requirements

The Federal Reserve's capital regulations require state member banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for the most highly rated banks (the "leverage" ratio), and an 8% risk-based capital ratio. Tier 1 capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related paid in capital, and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships.

The risk-based capital standard requires the maintenance of Tier 1 and Total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the Federal Reserve capital regulations based on the risks the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank's trading account, and foreign exchange and commodity positions. The components of Tier 1 capital are equivalent to those discussed above. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt, intermediate preferred stock, and the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

At December 31, 2002, both the Company's and the Bank's Tier 1 and Total Risk-based capital ratios were 9.7% and 10.7%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 19 of the Consolidated Financial Statements for more information on the Bank's risk-based capital ratios.

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

On October 26, 2001, the USA PATRIOT (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism) Act of 2001 became law. The Act, passed in response to the September 11 tragedy, includes several money laundering and banking provisions that significantly impact financial institutions. The most important of which is the requirement for all financial institutions, to develop anti-money laundering programs. The Treasury Department is still releasing additional regulations that will further define the requirements of financial institutions under the Act. The Bank has developed policies and procedures to comply with all provisions of the Act that have been finalized to date.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Sarbanes-Oxley represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. It is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. Some provisions of Sarbanes-Oxley took effect upon passage while the rest take effect over a period of 30 to 270 days after passage and are subject to rulemaking by the Securities and Exchange Commission and the self regulatory organizations. Some of the changes included in the new, amended and proposed regulations:

     o Require accelerated annual and quarterly reporting and require the CEOs and CFOs to certify their company's financial reports, filings amd control systems;

     o Require increased disclosure and reporting obligations for the company, its officers and directors, and its affiliates;

     o Require that the company comply with new audit committee independence and auditor independence requirements; and

     o Implement new corporate responsibility requirements and provide additional corporate and criminal fraud accountability.


The Company is continuing to monitor the passage of the new and amended regulations and is taking appropriate measures to comply with them. Although the Company will incur additional expense in complying with the various provisions of Sarbanes-Oxley and the new and amended regulations, management does not expect that such compliance will have a material impact on the Company's results of operations or financial condition.

Market Value and Dividend Information

The Company's Common stock is listed on "The NASDAQ Stock Market(R) SmallCap Market" under the symbol "ANNB." The Company's stock began trading on October 1, 1997. The Company has traded an average daily volume of 2,753 shares during 2002. At December 31, 2002 the closing price was $5.50 per share.

The Company's high and low stock price during the last quarter of 2002 was $5.60 and $4.90, respectively.

As of March 21, 2003 the Company has outstanding 3,013,893 shares of common stock and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. During 2002 dividends paid to the stockholders equaled $0.01 per share.

The Company also paid a 4 for 3 dividend in the form of a stock split on August 24, 2001. The split added 746,740 shares to those previously outstanding.

Quarterly Average Stock Information:

                                     2002                              2001                              2000
                  Stock  Price Range      Per Share  Stock Price Range      Per Share   Stock Price Range     Per Share
Quarter            High         Low        Dividend      High        Low     Dividend     High        Low     Dividend
1st                $6.25       $4.35       $0.0100       $4.30      $3.23    $0.0075      $3.75      $2.63    $0.0075
2nd                 6.10        5.50        0.0000        4.49       3.75     0.0150       3.70       2.91     0.0075
3rd                 5.85        5.30        0.0000        6.38       4.28          *       4.31       3.00     0.0075
4th                 5.60        4.90        0.0000        5.35       4.20     0.0100       4.13       2.91     0.0075



*Four for three stock split in the form of a stock dividend.

[LOGO OF STEGMAN & COMPANY
 APPEARS HERE]

ANNAPOLIS BANCORP, INC.

                         Report of Independent Auditors

Audit Committee of the
Board of Directors and Stockholders
Annapolis Bancorp, Inc. and Subsidiary

         We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiary as of December 31, 2002, 2001 and 2000 and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiary as of December 31, 2002, 2001 and 2000 and the results of their operations and their cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States of America.

                                            /s/ Stegman & Company

Baltimore, Maryland
January 10, 2003

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000)

December 31,                                                                          2002            2001             2000
Assets
Cash and due from banks                                                              $6,725          $3,632          $3,177
Federal funds sold                                                                   15,529          13,710           4,724
Investment securities available for sale                                             20,207          28,995          34,283
Loans, less allowance for credit losses of $1,578;
  $1,576 and $1,556                                                                 145,735         111,347          87,411
Premises and equipment, net                                                           7,114           7,375           5,302
Accrued interest receivable                                                             732             855           1,152
Deferred income taxes                                                                   363             335             461
Investment in bank owned life insurance                                               3,223              --              --
Other assets                                                                            488             432             530
          Total assets                                                             $200,116        $166,681        $137,040

Liabilities and Stockholders' Equity
Deposits
  Noninterest bearing                                                               $29,534         $23,721         $13,752
  Interest bearing                                                                  134,455         121,163         104,268
Securities sold under agreements to repurchase                                       10,500           7,674           5,369
Long term borrowings                                                                 10,000              --              --
Accrued interest payable and other liabilities                                          549             263             289
          Total liabilities                                                         185,038         152,821         123,678

Stockholders' Equity
  Common stock, par value $0.01 per share; authorized
    10,000,000 shares; issued and outstanding 3,010,393
    shares in 2002, 2,996,629 shares in 2001 and
    2,262,406 shares in 2000                                                             30              30              23
  Paid in capital                                                                    12,859          12,796          12,881
  Retained earnings                                                                   2,030             833             425
  Accumulated other comprehensive income                                                159             201              33
          Total stockholders' equity                                                 15,078          13,860          13,362
          Total liabilities and stockholders' equity                               $200,116        $166,681        $137,040

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income

Years Ended December 31,                                                               2002            2001            2000
Interest Income
   Loans, including fees                                                             $9,458          $8,727          $7,926
   Federal funds sold                                                                   217             616             509
   Mortgage-backed securities                                                           257              69               -
   U.S. Treasury securities and obligations of other
     U.S. Government agencies                                                           926           1,489           2,020
        Total interest income                                                        10,858          10,901          10,455
Interest  Expense
   Certificates of deposit, $100,000 or more                                            627             744             394
   Other deposits                                                                     2,350           3,610           2,951
   Securities sold under agreements to repurchase                                       232             239             335
   Interest on long term borrowings                                                     305               -               -
        Total interest expense                                                        3,514           4,593           3,680
        Net interest income                                                           7,344           6,308           6,775
Provision for Credit Losses                                                              25               -              36
        Net interest income after provision for credit losses                         7,319           6,308           6,739
Noninterest Income
   (Loss)/gain on disposal/sale of equipment                                              -            (24)            (51)
   Service charges and fees on deposits                                                 694             602             469
   Mortgage banking fees                                                                315             199             100
   Rental income                                                                        167              77               -
   Other income                                                                         464             308             366
        Total noninterest income                                                      1,640           1,162             884
Noninterest Expense
   Personnel                                                                          3,885           3,612           3,034
   Occupancy and equipment                                                              968             845             959
   Data processing                                                                      775             682             603
   Marketing and advertising                                                            285             325             391
   Other operating                                                                    1,175           1,234           1,117
   Amortization of core deposit premium                                                   -               -              43
         Total noninterest expense                                                    7,088           6,698           6,147

Income before income taxes                                                            1,871             772           1,476
Income tax expense                                                                      644             266             504
Net income                                                                           $1,227            $506            $972

Basic earnings per share                                                              $0.41           $0.17           $0.32
Diluted earnings per share                                                            $0.41           $0.17           $0.32


The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity
($000) except share data

                                                                                          Accumulated
                                                                                             Other          Total
                                                Common Stock       Paid in   Retained    Comprehensive   Stockholders' Comprehensive
                                            Shares    Par value    Capital   Earnings        Income         Equity         Income
 BALANCE,
   JANUARY 1, 2000                          2,323,506       $23    $13,192      $(454)         $(34)        $12,727
 Net income                                         -         -          -        972             -             972         $ 972
 Dividends paid ($0.0300 per share)                 -         -          -        (93)            -             (93)
 Stock repurchase                             (61,100)        -       (311)         -             -            (311)
 Unrealized gain on investment securities
   available for sale net of income taxes           -         -          -          -            67              67            67

 BALANCE,
   DECEMBER 31, 2000                        2,262,406        23     12,881        425            33          13,362         1,039
                                                                                                                            =====
 Net income                                         -         -          -        506             -             506           506
 Dividends paid ($0.0325 per share)                 -         -          -        (98)            -             (98)
 4:3 stock split in the form of a
   stock dividend                             745,860         8         (8)         -             -               -
 Stock repurchase                             (24,500)       (1)      (127)         -             -            (128)
 Stock options exercised                        6,666         -         24          -             -              24
 Issuance of restricted stock                   6,197         -         26          -             -              26
 Unrealized gain on investment
   securities available for sale net
   of income taxes                                  -         -          -          -           168             168           168

 BALANCE,
   DECEMBER 31, 2001                        2,996,629        30     12,796        833          $201          13,860           674
                                                                                                                              ===
 Net income                                         -         -          -      1,227             -           1,227         1,227
 Dividends paid ($0.0100 per  share)                -         -          -        (30)            -             (30)
 Stock options exercised                        8,899         -         35          -             -              35
 Issuance of restricted stock                   4,865         -         28          -             -              28
 Unrealized (loss) on investment
   securities available for sale net
   of income taxes                                  -         -          -          -           (42)            (42)          (42)

BALANCE
   DECEMBER 31, 2002                        3,010,393       $30    $12,859     $2,030          $159         $15,078        $1,185
                                                                                                                           ======

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,                                                                  2002            2001           2000
Cash Flows from Operating Activities
    Net income                                                                          $1,227            $506           $972
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                                      448             424            314
        Provision for credit losses                                                         25               -             36
        Deferred income taxes                                                                1              42             (6)
        Amortization of premiums and accretion of discounts, net                            24             (24)          (174)
        Amortization of core deposit premium                                                 -               -             43
        Loans charged off, net                                                             (23)             20             37
        Loss on sale or disposal of equipment                                                -              24             50
        Decrease (increase) in:
           Accrued interest receivable                                                     123             297           (331)
           Other assets                                                                   (177)             97            (77)
        Increase (decrease) in:
           Accrued interest payable                                                         62             (16)            26
           Accrued income taxes, net of taxes refundable                                   (62)             49            (54)
           Deferred loan origination fees                                                   90             (58)            28
           Other liabilities                                                               284             (57)           (98)
        Net cash provided from operations                                                2,022           1,304            766

Cash Flows from Investing Activities
  Proceeds from sales and maturities of securities
     available for sale                                                                 33,683          45,505         21,884
  Purchase of securities available for sale                                            (24,982)        (39,942)       (32,117)
  Net (increase) decrease in federal funds sold                                         (1,819)         (8,987)         6,709
  Loans made, net of principal collected                                               (34,480)        (23,898)        (6,277)
  Purchase of bank owned life insurance                                                 (3,110)              -              -
  Purchases of premises and equipment                                                     (187)         (2,521)        (2,904)
  Proceeds from sale of other real estate owned                                              -               -             57
        Net cash used by investing activities                                          (30,895)        (29,843)       (12,648)

Cash Flows from Financing Activities
  Net increase (decrease) in
     Time deposits                                                                       3,179          10,757          5,612
     Other deposits                                                                     15,928          16,106          7,314
     Securities sold under agreements to repurchase                                      2,826           2,305         (3,128)
     Long term borrowings                                                               10,000               -              -
  Payment of cash dividends                                                                (30)            (97)           (92)
  Proceeds from sale of stock and options exercised                                         35              14              -
  Issuance of restricted stock                                                              28              36              -
  Repurchase of common stock                                                                 -            (127)          (312)
          Net cash provided by financing activities                                     31,966          28,994          9,394

Net increase (decrease) in cash and cash equivalents                                     4,093             455         (2,488)

Cash and cash equivalents at beginning of year                                           3,632           3,177          5,665

Cash and cash equivalents at end of year                                                $6,725          $3,632         $3,177

Supplemental Cash Flow Information
    Interest paid, including interest credited to accounts                              $3,452          $4,609         $3,793
    Income taxes paid                                                                      638             240            557

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.
Notes to Consolidated Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform with the 2002 presentation.

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

Cash equivalents

     For purposes of reporting cash flows, cash and demand balances due from banks are considered "cash equivalents" for financial reporting purposes.

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

Premises and equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to 10 years for furniture, fixtures, and equipment; three to five years for software, hardware, and data handling equipment; and 10 to 40 years for buildings and building improvements. Land improvements are amortized over a period of 15 years; and leasehold improvements are amortized over the term of the respective lease plus the first optional renewal period, if applicable. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life are capitalized and depreciated over the estimated remaining life of the asset.

Loans

     Loans are stated at their principal balance outstanding, plus deferred origination costs, less unearned discounts, deferred origination fees, and the allowance for credit losses.

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

Allowance for Credit Losses

     The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual loss experience, current economic events in specific industries and geographic areas including unemployment levels and other pertinent factors including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Credit losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

     The allowance for credit losses consists of a specific component and a nonspecific component. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The specific component of the allowance for credit losses also includes management's determination of the amounts necessary for concentrations and changes in portfolio mix and volume.

     The nonspecific portion of the allowance is determined based on management's assessment of general economic conditions, as well as economic factors in the individual markets in which BankAnnapolis operates including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Bank's historical loss factors used to determine the specific component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

Real estate owned

     Real estate acquired in satisfaction of a debt is carried at the lower of cost or net realizable value. Costs incurred in maintaining foreclosed real estate and write-downs to reflect declines in the fair value of the properties after acquisition are included in noninterest expenses.

Advertising Costs

     Advertising costs are generally expensed when incurred.

Income taxes

     The Corporation and its subsidiaries file a consolidated federal income tax return. The provision for income taxes is based upon income in the financial statements, rather than amounts reported on the Company's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Stock based compensation

     The Company accounts for stock based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied, in accordance with SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure."

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

New Accounting Pronouncements

     In October 2001, the Financial Accounting Standards Board issued SFAS
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The statement's provisions supercede SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" which addressed asset impairment, and certain provisions of APB Opinion No. 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS No. 144 became effective for the Company on January 1, 2002, and did not have a material impact on results of operations, financial position, or liquidity.

     In December 2002, the Financial Accounting Standards Board issued SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS
No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require additional and more frequent disclosures in financial statements about the effects of stock-based compensation. Adoption of SFAS No. 148 had no effect on the financial position or results of operations of the Company.

2.  CASH AND DUE FROM BANKS

     Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

     The Bank normally maintains balances with other banks that exceed the federally insured limit. The average balance maintained in excess of the limit, including federal funds sold to the same bank, was approximately $4.6 million.

3.  INVESTMENT SECURITIES

     Investment securities are summarized as follows:

                                   Amortized     Unrealized     Unrealized    Estimated Fair
December 31, 2002                       Cost          Gains         Losses             Value
Available for sale
  U.S. Government agency             $14,503           $154             $-           $14,657
  Mortgage-backed securities           4,605             87              -             4,692
  Federal Home Loan Bank stock           500                                             500
  Federal Reserve Bank stock             358              -              -               358
                                     $19,966           $241             $-           $20,207

December 31, 2001
Available for sale
  U.S. Government agency             $23,063           $286             $3           $23,346
  Mortgage-backed securities           4,910             21              -             4,931
  Federal Home Loan Bank stock           360              -              -               360
  Federal Reserve Bank stock             358              -              -               358
                                     $28,691           $307             $3           $28,995

December 31, 2000
Available for sale
  U.S. Government agency             $33,512            $61             $8           $33,565
  Federal Home Loan Bank stock           360                                             360
  Federal Reserve Bank stock             358              -              -               358
                                     $34,230            $61             $8           $34,283

     There were no proceeds from the sale of securities during 2002, 2001 and 2000. Gains and losses are determined using the specific identification method.

     The amortized cost and estimated fair value of securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

                                                       Available for sale
                                                   Amortized     Estimated Fair
                                                        cost             value
December 31, 2002
Due within one year                                      $--               $--
Due after one through five years                      14,503            14,657
Due after five years                                   4,605             4,692
Equity securities                                        858               858
                                                     $19,966           $20,207

December 31, 2001
Due within one year                                      $--               $--
Due after one through five years                      19,941            20,185
Due after five years                                   8,032             8,092
Equity securities                                        718               718
                                                     $28,691           $28,995

December 31, 2000
Due within one year                                  $22,592           $22,614
Due after one through five years                      10,920            10,951
Equity securities                                        718               718
                                                     $34,230           $34,283

     At December 31, 2002, 2001 and 2000, investments available for sale with a carrying value of $16.8 million, $10.9 million and $14.2 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4.  LOANS AND ALLOWANCE FOR CREDIT LOSSES

     Major classifications of loans are as follows:

                                                         2002                   2001                    2000
Real estate
  Commercial                                          $53,224                $50,232                 $46,059
  Residential                                          47,607                 29,629                  19,728
Commercial                                             32,445                 24,368                  19,323
Consumer                                               14,140                  8,887                   4,107
                                                      147,416                113,116                  89,217

Less
  Deferred loan origination fees                          103                    193                     250
  Allowance for credit losses                           1,578                  1,576                   1,556
                                                        1,681                  1,769                   1,806
Loans, net                                           $145,735               $111,347                 $87,411

     The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year                 $73,995                $61,395                 $51,308
Maturing over one to five years                        46,786                 41,270                  26,685
Maturing over five years                               26,635                 10,451                  11,224
                                                     $147,416               $113,116                 $89,217

     Transactions in the allowance for credit losses are as follows:

Balance, beginning of year                             $1,576                 $1,556                  $1,483
Provisions charged to operations                           25                      0                      36
Recoveries                                                 49                     24                      38
Charge-offs                                                72                      4                       1
Balance, end of year                                   $1,578                 $1,576                  $1,556

     The balance of nonaccrual and impaired loans is as follows:

Other nonaccrual loans                                    $18                    $75                    $263
Total nonaccrual and impaired loans                        55                    100                     299
Average impaired loans                                    112                    302                   1,257
Related allowance for credit losses                        17                     33                     171
Interest collected                                         50                     45                     145
Balance of accrued interest not recorded                   55                     68                      98

     The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

     Loans that were 90 days or more past due, including nonaccrual loans amounted to $1.3 million at December 31, 2002, $24 thousand at December 31, 2001 and zero at December 31, 2000.

     Certain officers and directors (and companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

     A summary of the activity of these loans follows:

($000)                                        2002      2001      2000
Beginning balance                           $1,774    $1,901    $2,824
Advances                                       300       352       125
Repayments                                    (346)     (497)   (1,242)
Change in officers and directors               601        18       194
Ending balance                              $2,329    $1,774    $1,901

5.  CREDIT COMMITMENTS

     Outstanding loan commitments, unused lines of credit, and letters of credit are as follows:

         ($000)                               2002      2001      2000
Loan commitments and lines of credit
  Construction                             $18,345   $18,722   $18,722
  Other                                     24,407    14,271    14,271
                                           $42,752   $32,993   $32,993
Letters of credit
  Deposit secured                             $368      $240      $240
  Other                                        967       848     1,156
                                            $1,335    $1,197    $1,396

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

6.  INTANGIBLE ASSETS

     The core deposit premium was amortized over a period expiring in the year 2000. Amortization expense relating to the core deposit premium was zero in 2002 and 2001and $43 thousand in 2000. As of December 31, 2000 the core deposit premium was fully amortized.

7.  INVESTMENT IN BANK OWNED LIFE INSURANCE

     The Company includes the cash surrender value of Bank Owned Life Insurance
(BOLI) in Other Assets on the accompanying consolidated financial statements of condition. In 2002, the Bank purchased single premium policies amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $113,000 in BOLI income for 2002 and zero for 2001 and 2000.

8.   PREMISES AND EQUIPMENT

     A summary of premises and equipment and the related depreciation is as follows:

($000)                                        2002      2001      2000

 Land, Land Improvements and Building       $6,063    $6,075    $4,316
 Leasehold improvements                        634       596       602
 Furniture, fixtures, and equipment          2,364     2,219     1,564
                                             9,061     8,890     6,482
 Accumulated depreciation                    1,947     1,515     1,180
 Net premises and equipment                 $7,114    $7,375    $5,302
 Depreciation and amortization expense        $448      $424      $314

     The Company constructed a new branch and administrative facility on a tract of land owned by the Company. The company moved into the new facility in March 2001. The total cost of the project was approximately $6 million. Interest capitalized in association with the branch and administrative facility was zero for the year ended December 31, 2002 and $56 thousand and $139 thousand respectively for the years ended December 31, 2001 and 2000.

9.  LEASE COMMITMENTS

     Lease obligations will require rent payments as follows:

                                  Minimum
                                  rentals
                   Period         $(000)

                    2002           $135
                    2003            115
                    2004            115
                    2005            100
                    2006             37
     Remaining years                --
                                    --
                                   $502

     The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $149 thousand, $205 thousand and $480 thousand for 2002, 2001, and 2000, respectively.

10.  DEPOSITS

     Major classifications of deposits are as follows:


    ($000)                                2002          2001         2000

    Demand, noninterest bearing          $29,534      $23,721       $13,752
    NOW accounts                          24,879       19,142        21,892
    Savings and money market accounts     44,419       40,042        31,155
    Time deposits, $100,000 and over      17,757       14,003         9,923
    Other time                            47,400       47,975        41,298
                                        $163,989     $144,883      $118,020

     Time deposits mature as follows:

    Three months or less                 $10,690       $9,975        $7,567
    Over three months to one year         28,512       29,991        32,998
    Over one year                         25,955       22,013        10,656
                                         $65,157      $61,979       $51,221

     At December 31, 2002, 2001, and 2000, time deposits with maturities in excess of five years totaled $zero, $113 thousand and $107 thousand, respectively.

11.   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities sold under agreements to repurchase are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies that are segregated in the Bank's correspondent safekeeping account from the Bank's other investment securities.

     The following table presents certain information for repurchase agreements:

($000)                                      2002         2001          2000
Balance outstanding, at year end         $10,500       $7,674        $5,369
Average balance during the year            8,752        7,384         9,851
Average interest rate during the year       2.65%        3.22%         3.40%
Maximum month-end balance                $10,609       $9,581       $11,750


12.  LONG TERM BORROWINGS

     The Company had other long term borrowings at December 31, 2002 as follows:

          FHLB 4.25% Advance due May 2007                      $5,000
          FHLB 4.75% Advance due May 2012                       5,000
                                               Total          $10,000

     Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien, all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

13.  PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

     The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants' contributions. The Company's contributions to the plan were $95 thousand in 2002, $78 thousand in 2001 and $24 thousand in 2000.

     The Company has entered into individual Supplemental Executive Retirement Agreements (SERA's) with certain of its executives. The SERA's are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives' retirement dates. Benefit accruals included in noninterest expense for 2002, 2001, and 2000 were $17.6 thousand, zero and zero, respectively.

14. STOCK OPTIONS AND RESTRICTED SHARES

     In April, 1997, the Company adopted a stock option plan, authorizing the issuance of 133,333 shares of common stock, intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan provided for granting options to purchase shares of the common stock to the officers and other key employees of the Company and the Bank. Options granted under this plan have ten-year expiration dates with vesting periods from immediate to five years. After April 2000 no additional options may be granted under this plan.

     During April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan, the Company's compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to employees and directors, including members of the committee. Under this plan, up to 266,666 shares, as adjusted for the August 24, 2001 four for three stock split in the form of a stock dividend, of Company stock may be awarded under the direction of the committee. The plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period.

A summary of the status of the Company's performance-based stock option plans follows:

                                                2002                     2001                     2000
                                                    Weighted                 Weighted                 Weighted
                                                     Average                  Average                  Average
                                       Number of    Exercise    Number of    Exercise    Number of    Exercise
                                         Shares       Price       Shares       Price       Shares       Price
Options Outstanding
 Outstanding, beginning of year          249,315       $3.79       99,500       $3.98       86,500       $4.58
   Granted                                32,500        5.50      107,331        3.67       40,000        3.23
   Exercised                              (8,899)       3.28       (6,666)       3.23            -           -
   Forfeited                             (65,998)       3.70      (11,000)       5.13      (27,000)       5.53
   Effect of Stock Split                       -           -       60,150        3.74            -           -
     Outstanding, end of year            206,918       $4.10      249,315       $3.79       99,500       $3.98

     These options expire as follows:

                           Weighted
                            Average
                           Exercise        Options
       Expiration Date       Price          Vested   Nonvested

                  2007        $4.96         12,565           -
                  2008        $7.30          7,466       1,866
                  2009        $3.46         18,399      13,333
                  2010        $3.23         15,998      23,998
                  2011        $3.73         15,732      65,061
                  2012        $5.50              -      32,500
         Total                               70,160    136,758

    A summary of the status of the Company's restricted share awards follows:

                                                2002                     2001                     2000
                                                    Weighted                 Weighted                 Weighted
                                                     Average                  Average                  Average
                                       Number of    Exercise    Number of    Exercise    Number of    Exercise
                                         Shares       Price       Shares       Price       Shares       Price
Restricted Shares
  Outstanding, beginning of year          11,468       $3.23       13,250       $3.23            -          $-
  Granted                                      -           -            -           -       13,250        3.23
  Exercised                              (4,865)        3.23      (6,197)        3.23            -           -
  Forfeited                                    -           -            -           -            -           -
  Effect of Stock Split                        -           -        4,415        3.23            -           -
  Outstanding, end of year                 6,603       $3.23       11,468       $3.23       13,250       $3.23

    Weighted fair value of options,
        granted during the year                        $2.22                    $1.63                    $1.85

     The Company applies APB Opinion No. 25 in accounting for the stock option plan. Accordingly, the Company does not recognize compensation expense for stock options granted. SFAS No. 123, Accounting for Stock-Based Compensation, established new accounting and reporting standards for stock-based employee compensation plans.

     This standard defines a fair value based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

     The weighted average fair value of options granted during 2002, 2001, and 2000 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

                                      2002        2001        2000
  Dividend yield                     0.00%       0.80%       0.00%
  Risk-free interest rate            4.66%       5.32%       6.46%
  Expected volatility                15.0%       15.0%       30.0%
  Expected life in years               10          10          10

     Had compensation been determined in accordance with the provisions of SFAS No. 123 and SFAS No, 148, the Company's net income and earning per share would have been reduced to the following pro forma amounts:

                                                2002        2001         2000

  Net income as reported                      $1,227        $506         $972

    Less proforma effect of stock-based
      compensation expense determined
      using the fair value method                (64)        (47)         (31)
  Proforma income                             $1,163        $459         $941

  Basic earnings per share
     As reported                               $0.41       $0.17        $0.32
     Pro forma                                  0.39        0.15         0.31
  Diluted earnings per share
     As reported                               $0.41       $0.17        $0.32
     Pro forma                                  0.38        0.15         0.31

15.  LINES OF CREDIT

     The Bank is a member of the Federal Home Loan Bank system and may borrow up to $70,041,000. If funded, this line is secured by one- to four-family residential mortgage loans held in the Bank's portfolio. In addition, the Bank has available secured and unsecured lines of credit of $8,250,000.

16.  PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding as December 31, 2002, 2001 or 2000.

17.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

          (in thousands except per share amounts)
                                                  December 31,     September 30,       June 30,      March 31,
          2002

          Interest income                               $2,800            $2,853         $2,668         $2,537
          Interest expense                                 868               914            885            847
          Net interest income                            1,932             1,939          1,783          1,690
          Provision for credit losses                       25                 -              -              -
          Net income                                       429               423            230            145
          Comprehensive income                              (5)               59            (95)            (1)
          Earnings per share-basic                        0.15              0.14           0.07           0.05
          Earnings per share-diluted                      0.15              0.14           0.07           0.05

          2001

          Interest income                               $2,626            $2,711         $2,789         $2,775
          Interest expense                               1,032             1,215          1,219          1,127
          Net interest income                            1,594             1,496          1,570          1,648
          Provision for credit losses                        -                 -              -             --
          Net income                                       185               121             48            152
          Comprehensive income                              46               418             81            129
          Earnings per share-basic                        0.06              0.04           0.02           0.05
          Earnings per share-diluted                      0.06              0.04           0.02           0.05

          2000

          Interest income                               $2,731            $2,718         $2,575         $2,431
          Interest expense                                 938               934            908            900
          Net interest income                            1,793             1,784          1,667          1,531
          Provision for credit losses                        -                 -              -             36
          Net income                                       303               311            216            142
          Comprehensive income                             345               353            215            126
          Earnings per share-basic                        0.10              0.10           0.07           0.05
          Earnings per share-diluted                      0.10              0.10           0.07           0.05

18.  INCOME TAXES

     The components of income tax expense are as follows:

          ($000)                                                            2002             2001            2000
          Current
            Federal                                                         $578             $223             $510
            State                                                             65                -                -
                                                                             643              223              510
          Deferred                                                             1               43               (6)
                                                                            $644             $266             $504

     The components of the deferred taxes are as follows:

          Recognition of the benefit of the net operating loss carryover      $-               $-              $20
          Provision for credit losses                                         (1)               -              (12)
          Revenues taxed not earned                                           28               36                1
          Accrued expenses                                                  (29)                -                -
          Depreciation expense                                                 3                7                -
          Amortization and write down of intangible assets                     -                -              (15)
          Deferred tax benefit                                                $1              $43              $(6)

     The components of the net deferred tax assets are as follows:

          Deferred tax assets

             Allowance for credit losses                                    $407             $406             $406
             Revenue taxed not earned                                         54               82              118
             Accrued expenses                                                 29                -                -
                Total deferred tax assets                                    490              488              524

          Deferred tax liabilities
             Depreciation                                                     45               42               45
             Unrealized gain on securities available for sale                 82              111               18
                Total deferred tax liabilities                               127              153               63

           Net deferred tax asset                                           $363             $335             $461

     The differences between federal income taxes and the amount reported by the Company follow:

($000)                                           2002         %        2001        %       2000      %
Income before income taxes                     $1,871                  $722              $1,476
Taxes computed at the federal income
  tax rate                                        636      34.0%       $262     34.0%      $502   34.0%
Increases (decreases) resulting from
  State income taxes, net of federal benefit       43       2.3%          -        -          -      -
  Nondeductible expenses                            4       0.2%          4      0.5%         2    0.1%
  Nontaxable income                               (39)     (2.1%)         -        -          -      -
Income tax expense                               $644      34.4%       $266     34.5%      $504   34.1%

19.  CAPITAL STANDARDS

     The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios, and minimum capital requirements of the Company and the Bank, as of December 31, 2002, 2001, and for the Bank as of December 31, 2000, are as follows:

                                                                            Minimum
                                                                            capital            To be well
                                                       Actual              adequacy           capitalized
     ($000)                                            Amount  Ratio        Amount    Ratio      Amount     Ratio
     December 31, 2002
     Total capital (to risk-weighted assets)
         Company                                      $16,497   10.7%       $12,295     8.0%
         Bank                                         $16,471   10.7%       $12,295     8.0%      $15,369    10.0%
     Tier 1 capital (to risk-weighted assets)
         Company                                      $14,919    9.7%        $6,148     4.0%
         Bank                                         $14,893    9.7%        $6,148     4.0%       $9,221     6.0%
     Tier 1 capital (to average assets)
         Company                                      $14,919    7.5%        $7,962     4.0%
         Bank                                         $14,893    7.5%        $7,962     4.0%       $9,952     5.0%

     December 31, 2001
     Total capital(to risk-weighted assets)
         Company                                      $15,496   12.6%        $9,809     8.0%
         Bank                                         $15,496   12.6%        $9,809     8.0%      $12,261    10.0%
     Tier 1 capital(to risk-weighted assets)
         Company                                      $13,659   11.1%        $4,904     4.0%
         Bank                                         $13,659   11.1%        $4,904     4.0%       $7,356     6.0%
     Tier 1 capital (to average assets)
         Company                                      $13,659    8.4%        $6,528     4.0%
         Bank                                         $13,659    8.3%        $6,528     4.0%       $8,160     5.0%

     December 31, 2000
     Total capital(to risk-weighted assets)           $14,501   14.9%        $7,789     8.0%       $9,736    10.0%
     Tier 1 capital (to risk-weighted assets)         $13,280   13.6%        $3,894     4.0%       $5,842     6.0%
     Tier 1 capital (to average assets)               $13,280    9.7%        $5,471     4.0%       $6,838     5.0%



     Tier 1 capital consists of capital stock, paid in capital, and retained earnings. Total capital includes a limited amount of the allowance for credit losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

     Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

20.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

($000)                                            2002                      2001                     2000
                                         Carrying         Fair     Carrying        Fair     Carrying         Fair
December 31,                               Amount        Value       Amount       Value       Amount        Value
------------------------------------------------------------------------------------------------------------------
Financial assets

  Cash and due from banks                  $7,725       $7,725       $3,632      $3,632       $3,177       $3,177
  Federal funds sold                       14,529       14,529       13,710      13,710        4,723        4,723
  Investment securities (total)            20,207       20,207       28,995      28,995       34,283       34,283
  Loans, net                              145,735      145,747      112,923     113,151       87,411       87,360
  Accrued interest receivable                 732          732          885         885        1,152        1,152

($000)                                            2002                      2001                     2000
                                         Carrying         Fair     Carrying        Fair     Carrying         Fair
December 31,                               Amount        Value       Amount       Value       Amount        Value
------------------------------------------------------------------------------------------------------------------
Financial liabilities

  Noninterest-bearing deposits            $29,534      $29,534      $23,721     $23,721      $13,752      $13,752
  Interest-bearing deposits               134,455      134,962      121,163     121,495      104,268      104,266
  Securities sold under agreements
    to repurchase                          10,500       10,500        7,674       7,674        5,369        5,369
  Long term borrowings                     10,000       10,274            -           -            -            -
  Accrued interest payable                     94           94           30          30           48           48

     The fair values of U.S. Treasury and Government agency securities and mortgage backed securities are determined using market quotations.

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

21.  EARNINGS PER SHARE

     A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

 (000)                                                    2002     2001     2000

 Weighted average shares outstanding, basic              3,007    2,990    3,049
 Common stock equivalents                                   20        -        -

 Average common shares and equivalents, fully diluted    3,027    2,990    3,049

 Stock options outstanding that were antidilutive
    at December 31,                                         17        6      177

22.  PARENT COMPANY FINANCIAL INFORMATION

     The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

       Balance Sheets

       ($000)
       December 31,                                                                     2002           2001           2000
       Assets
       Cash and due from banks                                                           $13             $1            $19
       Due from subsidiary                                                                13              -             29
       Investment in subsidiary                                                       15,052         13,789         13,314
       Deferred income taxes and other assets                                              -             70              -
                 Total assets                                                        $15,078        $13,860        $13,362

       Liabilities and Stockholders' Equity
       Liabilities                                                                        $-             $-             $-
       Stockholders' equity
         Common stock                                                                     30             30             23
         Paid in capital                                                              12,859         12,796         12,881
         Retained earnings                                                             2,030            833            425
         Accumulated other comprehensive income                                          159            201             33
                 Total liabilities and stockholders' equity                          $15,078        $13,860        $13,362
       Statements of Income

       ($000)
       Years Ended December 31,                                                         2002           2001           2000
       Equity in undistributed income of subsidiary                                   $1,305           $308           $880
       Dividends from subsidiary                                                          25            330            160
       Expenses
         Compensation                                                                     44             56             55
         Other operating                                                                 112            144             49
       Income before income tax benefit                                                1,174            438            936
       Income tax benefit                                                                (53)           (68)           (36)
       Net income                                                                     $1,227           $506           $972
       Statements of Cash Flows

       ($000)
       Years Ended December 31,                                                         2002           2001           2000
       Cash flows from operating activities
          Net income                                                                  $1,227           $506           $972
          Due from subsidiary                                                            (13)            30            (30)
          Tax benefit received                                                            70            (70)             -
          Undistributed net income of subsidiary                                      (1,330)          (638)        (1,040)
             Net cash used for operations                                                (46)          (172)           (98)

       Cash flows from financing activities
         Dividends paid                                                                  (30)           (98)           (92)
         Dividends received from Bank                                                     25            330            160
         Proceeds from stock options exercised and restricted stock issued                63             50              -
         Repurchase of common stock                                                        -           (128)          (312)
             Net cash provided (used) by financing activities                             58            154           (244)

          Net increase (decrease) in cash                                                 12            (18)          (342)
       Cash and equivalents at beginning of year                                           1             19            361
       Cash and equivalents at end of year                                               $13             $1            $19