Form 10KSB, Exhibit 13
period 2003-12-31
ANNAPOLIS NATIONAL BANCORP INC
filed 2004-03-25
CIK 1041429

Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc., (the “Company”) formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the “Bank”) (formerly Annapolis National Bank), a federally insured community-oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, its five branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne’s County, Maryland. The Bank’s principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity loans and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

The Bank conducts a general commercial and retail banking business in its market area, emphasizing the banking needs of small businesses, professional concerns and individuals. The Bank attracts most of its customer deposits from Anne Arundel County, Maryland, and to a lesser extent, Queen Anne’s County, Maryland. The Bank’s lending operations are centered in Anne Arundel County, but extend throughout Central Maryland.

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

The Bank’s Anne Arundel County service area is a highly concentrated, highly branched banking market. Competition in Anne Arundel County for loans to small businesses and professionals, the Bank’s target market, is intense and pricing, service and access to decision-makers are important. Deposit competition among institutions in Anne Arundel County also is strong.

The Bank employed 75 full time and 10 part time individuals at December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

The following is management’s discussion and analysis of the historical financial condition and results of operations of Annapolis Bancorp, Inc. on a consolidated basis with its wholly owned subsidiary, BankAnnapolis, for the periods presented, and should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this annual report.

The Company reported net income for 2003 of $1.7 million, a 36.4% increase from 2002 net income of $1.2 million. The increase in 2003 earnings was primarily due to increased loan volumes in all categories and higher noninterest income. Diluted earnings per share was $0.55 per share compared to $0.41 per share in 2002.

The primary source of income of the Bank is interest on its loan and investment portfolios, while one of the principal expenses of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $8.1 million for 2003, an increase of $765 thousand or 10.4% compared to $7.3 million in 2002. Total assets were $231.3 million as of December 31, 2003, a 15.6% increase over December 31, 2002 total assets of $200.1 million. The Company’s return on average assets was 0.75% and 0.66% for the years ending December 31, 2003, and 2002, respectively. The Company’s return on average equity was 10.60% and 8.57% for the years ending December 31, 2003, and 2002, respectively.

At December 31, 2003 the Bank’s gross loan portfolio net of deferred fees and costs totaled $168.7 million. Of this amount, $41.1 million or 24.4% were commercial loans, $44.2 million or 26.2% were commercial real estate loans, $24.6 million or 14.6% were construction loans, $18.7 million or 11.1% were one- to four-family residential mortgage loans, $20.3 million or 12.1% were home equity loans, and $19.8 million or 11.6% were consumer and other loans.

Application of Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements may reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are either based on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements which can be found on page 33 and continuing to page 35. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management’s estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements found on page 33 and continuing on page 34 describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial analysis.

Financial Condition as of December 31, 2003 and 2002 and Results of Operations for the Years then Ended

The Company, through its Bank subsidiary, functions as a financial intermediary, and as such its financial condition and results of operation can be examined in terms of developing trends in its sources and uses of funds. These trends are the result of both external environmental factors, such as changing economic conditions, regulatory changes and competition, and also internal environmental factors such as management’s evaluation as to the best use of funds in these changing conditions.

Total assets increased by 15.6% during 2003 to $231.3 million from $200.1 million at December 31, 2002. Total deposits and securities sold under agreements to repurchase, the Company’s primary sources of funds, increased $24.8 million or 14.2% to $199.3 million from $174.5 million at December 31, 2002. Time deposits comprise the largest portion of the Bank’s total deposits, totaling $73.6 million or 38.6% of the Bank’s total deposits at December 31, 2003, compared to $65.2 million or 39.7% in 2002. Savings and money market accounts totaled $52.7 million or 27.6% of the Bank’s total deposits at December 31, 2003, compared to $44.4 million or 27.1% in 2002. NOW accounts totaled $30.9 million or 16.2% and $24.9 million or 15.2% of total deposits at December 31, 2003 and 2002, respectively. Demand, noninterest bearing accounts totaled $33.4 million or 17.5% of total deposits at December 31, 2003 and $29.5 million or 18.0% at December 31, 2002. Securities sold under agreements to repurchase decreased $1.8 million or 17.1% to $8.7 million from $10.5 million at December 31, 2002. Long-term borrowings were $10.0 million at December 31, 2003 compared to $10.0 million at December 31, 2002.

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors. The proceeds of the securities were used provide funding for future growth and to improve the Company’s capital ratios. The current cost of these securities is 4.32%.

The Company’s primary use of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for credit losses, increased by $21.4 million or 14.7% to $167.1 million at December 31, 2003 from $145.7 million a year earlier. Loan balances increased in all categories except construction loans, with commercial loans increasing $8.6 million or 26.5%; real estate loans increasing $7.7 million or 10.2%, and; installment and other consumer loans increasing $5.1 million or 35.7%. Construction loans fell by $182 thousand or 0.8%.

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

Net interest income for the year ended December 31, 2003, was $8.1 million, representing an increase of $765 thousand or 10.4% from net interest income of $7.3 million for the year ended December 31, 2002. The increase in net interest income is due primarily to increased loan and investment volumes offset by lower investment and loan yields. The net interest margin was 3.95% and 4.30% for the years ended December 31, 2003 and 2002, respectively. Net interest income for 2003 includes $25 thousand of interest collected on a cash basis related to loans on nonaccrual status, compared to $50 thousand of interest collected on nonaccrual loans in 2002.

Interest Income

The Company’s interest income increased $619 thousand or 5.7% for the year ended December 31, 2003. The increase in interest income can be attributed to an increase in loan volume as average loans increased $22.0 million or 16.6%, offset by a decrease in loan yield to 6.48% for the year ended December 31, 2003 from 7.11% for the year ended December 31, 2002. Contributing to the increase in interest income is an increase in investments and federal funds sold volume offset by a decrease in yield. Average federal funds sold, other overnight investments and investment securities increased $12.4 million or 32.8%, while the yield on federal funds sold, other investments and investment securities decreased to 2.84% for the year ended December 31, 2003 from 3.70% at December 31, 2002.

Interest Expense

The Company’s interest expense decreased $146 thousand or 4.2% to $3.4 million for 2003, compared to $3.5 million for 2002. The decrease in interest expense can be attributed to a decrease in the cost of interest bearing liabilities to 1.92% for the year ended December 31, 2003 compared to 2.44% in 2002. The decrease in cost was primarily due to a decrease in certificate of deposit rates to 2.88% in 2003 from 3.75% in 2002, offset by the cost of new long term borrowings in the form of junior subordinated debentures with an average balance of $3.8 million for the year ended December 31, 2003 and a cost of 4.34%. Federal Home Loan Bank convertible advances totaled $10.0 million at December 31, 2003 and were at an average cost of 4.50%.

Provision for Credit Losses

The Company recorded a provision for credit losses of $50 thousand for the year ended December 31, 2003 compared to $25 thousand for the year ended December 31, 2002. The increase in provision was the result of higher overall loan volumes. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company’s primary sources of noninterest income are fees charged on deposit products and those generated by the Bank’s VISA check card, fees recognized on the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building. Noninterest income increased $444 thousand or 27.1% to $2.1 million from $1.6 million in 2002. Fees charged on deposit products increased $220 thousand or 47.4%, while mortgage banking fees totaled $448 thousand for the year ended December 31, 2003, a 42.2% increase over fees of $315 thousand for the year ended December 31, 2002. The Company does not fund mortgage loans sold in the secondary market, but receives commissions from investors who fund the loans.

Noninterest Expense

Noninterest expense increased $455 thousand or 6.3% to $7.5 million at December 31, 2003, compared to $7.1 million at December 31, 2002. The increase in noninterest expense was primarily due to increases in compensation expense, higher occupancy costs and higher data processing expenses.

Personnel expense increased $332 thousand or 8.5% to $4.2 million with $270 thousand related to salary increases, the addition of a new business development officer and the addition of several support staff. The rest related to higher costs of employee benefit programs. Occupancy and equipment expense increased $16 thousand or 1.6% due to increased utility and maintenance costs associated with the heavy snowfall and low temperatures recorded early in 2003.

Data processing expense increased $61 thousand or 7.9% due to increased account volumes, especially in transaction-oriented accounts. Other expenses increased $13 thousand or 0.7% due in part to additional security personnel provided in the branch locations.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $936 thousand and $644 thousand in income tax expense for the years ended December 31, 2003 and 2002, respectively, for an effective tax rate of 35.9% in 2003 and 34.4% in 2002.

Results of Operations for the Years Ended December 31, 2002 and 2001

Net Income

Net income for the year ended December 31, 2002, totaled $1.2 million, a 142.5% increase from 2001 earnings of $506 thousand. Earnings per diluted share was $0.41 compared to $0.17 per diluted share for the year ended December 31, 2001.

Operating Results

The following discussion outlines some of the more important factors and tends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

Net interest income increased $1.0 million or 0.4% at December 31, 2002, to $7.3 million from $6.3 million at December 31, 2001. This increase was primarily the result of increased loan volumes offset by lower investment and loan yields.

Interest Income

Interest income decreased $43 thousand or 4.3% in 2002 compared to 2001, primarily due to a decrease in yield on loans to 7.11% in 2002 from 8.70% in 2001. Average loans outstanding increased $32.7 million or 32.6% during 2002 while average federal funds sold and other overnight investments decreased $3.1 million or 19.3%. Average investment securities decreased $1.7 million or 6.4% with the yield on investment securities also decreasing to 4.76% for the year ended December 31, 2002 from 5.87% for the year ended December 31, 2001.

Interest Expense

Interest expense decreased $1.1 million or 23.5% to $3.5 million in 2002 compared to $4.6 million in 2001. The decrease can be attributed to a decrease in the cost of interest bearing liabilities to 2.44% for 2002, down from 3.86% in 2001. Certificate of deposit rates decreased to 3.75% in 2002 from 5.65% in 2001.

Provision for Credit Losses

The Company recorded a provision for credit losses of $25 thousand for the year ended December 31, 2002 compared to zero for the year ended December 31, 2001. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income increased $478 thousand or 41.1% during 2002 as compared to 2001. The increase was attributable to higher fees charged on deposit products, fees generated by the Bank’s VISA check card, fees generated by the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building.

Noninterest Expense

Noninterest expense increased $390 thousand or 5.8% to $7.1 million in 2002, from $6.7 million in 2001. The increase in noninterest expense was primarily due to increases in compensation expense, higher data processing expenses and full year depreciation expenses relating to the headquarters building.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31,

(Dollars in thousands, except per share data)

	2003	2002	2001	2000	1999
Selected Financial Data

Total assets	$231,338	$200,116	$166,681	$137,040	$126,733
Total loans, net	167,123	145,735	111,347	87,411	81,198
Total deposits	190,577	163,989	144,884	118,020	105,094
Securities sold under agreement to repurchase	8,745	10,500	7,674	5,369	8,497
Long term debt	15,000	10,000	—	—	—
Stockholder’s equity	16,448	15,078	13,860	13,362	12,727

Selected Operating Data

Interest income	$11,477	$10,858	$10,901	$10,454	$9,612
Interest expense	3,368	3,514	4,593	3,679	3,475

Net interest income	8,109	7,344	6,308	6,775	6,137
Provision for credit losses	50	25	—	36	432

Net interest income after provision for credit losses	8,059	7,319	6,308	6,739	5,705
Noninterest income	2,084	1,640	1,162	884	849
Noninterest expense	7,533	7,088	6,698	6,147	5,488

Income before income taxes	2,610	1,871	772	1,475	1,066
Income tax expense	936	644	266	504	376

Net income	$1,674	$1,227	$506	$972	$690

Key Financial Ratios and Other Data

Return on average assets Net income divided by average assets	0.75%	0.66%	0.33%	0.75%	0.55%
Return on average equity Net income divided by average equity	10.59%	8.57%	3.70%	7.59%	5.69%
Equity to asset ratio Average equity divided by average assets	7.11%	7.69%	8.88%	9.93%	9.69%
Diluted earnings per share (1)	$0.55	$0.41	$0.17	$0.32	$0.22
Book value per share (1)	$5.45	$5.01	$4.62	$4.44	$4.15
Tangible book value per share (1)	$5.45	$5.01	$4.62	$4.44	$4.13
Number of shares outstanding	3,019,378	3,010,393	2,996,629	2,262,406	2,323,506
Efficiency ratio	73.90%	78.90%	89.67%	80.26%	78.55%
Interest rate spread	3.67%	3.92%	3.77%	5.03%	4.76%
Net interest margin	3.95%	4.30%	4.41%	5.57%	5.26%
Risk based capital ratio – Tier 1	12.17%	9.72%	11.14%	13.60%	13.70%
Risk based capital ratio – Total	13.09%	10.74%	12.64%	14.80%	15.00%

(1)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on August 24, 2001.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2003, 2002 and 2001. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances.

The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 3.67% for the year ended December 31, 2003 from 3.92% at December 31, 2002.

Consolidated Average Balances, Yields and Rates

(Balances in thousands)

	Years Ended
	December 31, 2003			December 31, 2002			December 31, 2001
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest Earning Assets
Federal funds sold and other overnight investments	$17,618	$191	1.08%	$12,975	$217	1.67%	$16,088	$616	3.83%
Investment securities	32,599	1,235	3.79%	24,845	1,183	4.76%	26,530	1,558	5.87%
Loans	155,067	10,051	6.48%	133,022	9,458	7.11%	100,341	8,727	8.70%

Total interest earning assets	205,284	11,477	5.59%	170,842	10,858	6.36%	142,959	10,901	7.63%
Noninterest Earning Assets
Cash and due from banks	6,540			5,827			4,065
Other assets	10,500			9,472			6,894

Total Assets	$222,324			$186,141			$153,918

Liabilities and Stockholders’ Equity
Interest Bearing Deposits
NOW accounts	$29,025	$58	0.20%	$22,321	$62	0.28%	$17,367	$132	0.76%
Money market accounts	27,926	273	0.98%	26,608	386	1.45%	19,567	583	2.98%
Savings accounts	20,342	112	0.55%	17,357	185	1.07%	15,166	283	1.87%
Certificates of deposit	73,390	2,114	2.88%	62,571	2,344	3.75%	59,403	3,357	5.65%
Repurchase agreements	10,480	188	1.79%	8,752	232	2.65%	7,395	238	3.22%
Long term borrowing	10,000	456	4.50%	6,685	305	4.56%	—	—	0.00%
Junior subordinated debt	3,849	167	4.34%	—	—	0.00%	—	—	0.00%

Total interest bearing liabilities	175,012	3,368	1.92%	144,294	3,514	2.44%	118,898	4,593	3.86%

Noninterest Bearing Liabilities
Demand deposit accounts	30,748			26,937			20,986
Other liabilities	764			588			373
Stockholders’ Equity	15,800			14,322			13,661

Total Liabilities and Stockholder’s Equity	$222,324			$186,141			$153,918

Interest rate spread			3.67%			3.92%			3.77%
Ratio of interest earning assets to interest bearing liabilities			117.30%			118.40%			120.24%
Net interest income and net interest margin		$8,109	3.95%		$7,344	4.30%		$6,308	4.41%

Rate/Volume Analysis

(Dollars in thousands)

	2003 vs. 2002				2002 vs. 2001
	Increase or (Decrease)	Due to Change in			Increase or (Decrease)	Due to Change in
		Volume	Rate	Rate/ Volume		Volume	Rate	Rate/ Volume
Interest income on:
Loans	$593	$1,567	($836)	($138)	$731	$2,842	($1,592)	($519)
Investment securities	52	369	(242)	(75)	(375)	(99)	(295)	19
Federal funds sold and other overnight investments	(26)	71	(73)	(24)	(399)	(107)	(353)	61

Total interest income	619	2,007	(1,151)	(237)	(43)	2,636	(2,240)	(439)

Interest expense on:
NOW accounts	(4)	18	(17)	(5)	(70)	37	(83)	(24)
Money market accounts	(113)	19	(126)	(6)	(197)	210	(299)	(108)
Savings accounts	(73)	32	(89)	(16)	(98)	40	(121)	(17)
Certificates of deposit	(230)	405	(541)	(94)	(1,012)	179	(1,131)	(60)
Repurchase agreements	(44)	46	(75)	(15)	(7)	44	(43)	(8)
Long term-borrowings	151	151	—	—	305	195	—	110
Junior subordinated debt	167	—	—	167	—	—	—	—

Total interest expense	(146)	671	(848)	31	(1,079)	705	(1,677)	(107)

Net interest income	$765	$1,336	($303)	($268)	$1,036	$1,931	($563)	($332)

Risk Management

The Board of Directors is the foundation for effective corporate governance and risk management. The Board demands accountability of management, keeps stockholders’ and other constituencies’ interests in focus, advocates the upholding of the Company’s code of ethics, and fosters a strong internal control environment. Through its Audit Committee, the Board actively reviews critical risk positions, including market, credit, liquidity, and operational risk. The Company’s goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior management manages risk at the business line level, supplemented with corporate-level oversight through the Asset Liability Committee, internal audit and quality control functions.

Liquidity Risk Management and Capital Resources

The objective of liquidity management is to ensure that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Company are met, taking into account all on- and off-balance sheet funding demands. Liquidity management also includes ensuring that cash flow needs are met at a reasonable cost. Liquidity risk arises from the possibility the Company may not be able to satisfy current or future financial commitments, or the Company may become unduly reliant on alternative funding sources. The Company maintains a liquidity risk management policy to address and manage this risk. The policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements which comply with regulatory guidance. The liquidity position is continually monitored and reported monthly to the Board of Directors.

Deposits, commercial reverse repurchase agreements, and lines of credit are the primary sources of the Bank’s funds for lending and investing activities. During 2003 the Company issued $5 million in junior subordinated debentures. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank’s deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 38.6% of the deposit portfolio at December 31, 2003. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts, accounted for 61.4% of the deposit portfolio at December 31, 2003. This represents a 1.8% increase in core deposits, which accounted for 60.3% of the deposit portfolio at December 31, 2002.

The Bank intends to continue to emphasize retail deposit accounts as its primary source of funds. Deposit products are promoted in periodic newspaper advertisements, along with notices provided in customer account statements. The Bank does not pay a fee for brokered deposits. The Bank’s market strategy is based on its reputation as a community bank providing quality products and personal customer service.

The Bank pays interest rates on interest bearing deposit products competitive with rates offered by other financial institutions in its market area, and in certain deposit categories may lead the market. Interest rates on deposits are reviewed by management which considers a number of factors including: (1) the Bank’s internal cost of funds; (2) rates offered by competing financial institutions; (3) investing and lending opportunities; and (4) the Bank’s liquidity position.

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $22.5 million at December 31, 2003 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2003:

(Dollars in thousands)

Three Months or Less	Greater than Three Months to Six Months	Greater than Six Months to One Year	Greater than One Year	Total
$1,782	$1,039	$5,772	$13,882	$22,475

Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company’s control. For the years ended December 31, 2003 and 2002, the average cost of these borrowings was 1.79% and 2.65%, respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank (FHLB) with the ability to draw up to $92.5 million, and may borrow up to $8.3 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2003, the Bank had advances outstanding of $10.0 million under the Federal Home Loan Bank’s convertible advance program.

Potential adverse impacts on liquidity can occur as a result of changes in the estimated cash flows from investment, loan, and deposit portfolios. The Bank manages this inherent risk by maintaining a portfolio of available for sale investments and through secondary sources of liquidity including FHLB advances and reverse repurchase agreements. In addition, the Bank has the ability to increase its liquidity by raising interest rates on deposit accounts, selling loans in the secondary market or curtailing the volume of loan originations.

The Bank maintains the majority of the assets held for liquidity purposes in overnight federal funds.

Interest Rate Risk Sensitivity

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of the Company’s interest earning assets and funding sources. Additionally, the Bank’s profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest bearing assets, such as loans and investments, and its interest expense on its funding sources, such as deposits and borrowings. Accordingly, the Bank’s results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets in response to such movements.

The Bank attempts to manage fluctuations in interest rates by matching the maturities of its interest earning assets and interest bearing liabilities. The Bank’s current strategy to manage its sensitivity to interest rate fluctuations is to emphasize adjustable rate loans and to invest in short term U.S. Government agency securities with maturities or call dates of five years or less. Prior to the most recent Federal Reserve rate changes the Bank increased its activity in fixed rate loans to stabilize the net interest margin. To reduce the negative impact of engaging in excessive fixed rate lending in a volatile rate environment, the Bank uses a third party for settlement of the majority of long-term fixed rate loans.

The following table summarizes the anticipated maturities or repricing of the Company’s interest earning assets and interest bearing liabilities as of December 31, 2003, and the Company’s interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company’s goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2003, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis

December 31, 2003

($000)

	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets
Federal funds sold and other overnight investments	$8,014	$—	$—	$—	$8,014
Investment securities (1)	18,189	8,988	1,776	8,012	36,965
Loans (2) (3)	74,060	17,167	40,704	36,783	168,714

	$100,263	$26,155	$42,480	$44,795	$213,693

Liabilities
Interest bearing liabilities
NOW accounts	$30,901	$—	$—	$—	$30,901
Money market accounts	21,336	—	—	—	21,336
Savings accounts	31,363	—	—	—	31,363
Certificates of deposit (4)	8,858	33,023	31,711	—	73,592
Commercial repurchase agreements	8,745	—	—	—	8,745
Long-term borrowings	—	—	5,000	5,000	10,000
Junior subordinated debt	—	—	—	5,000	5,000

	$101,203	$33,023	$36,711	$10,000	$180,937

Interest sensitivity gap	(940)	(6,868)	5,769	39,795	32,756
Cumulative interest sensitivity gap	(940)	(7,808)	(2,039)	32,756
Cumulative interest sensitivity gap as a percentage of total assets	(0.44)%	(3.65)%	(0.95)%	15.33%

(1)	Net of Federal Reserve Bank and Federal Home Loan Bank stock, by call date.
(2)	Loans scheduled by contractual maturities.
(3)	Net of non-accrual loans of $27 thousand.
(4)	Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

At December 31, 2003, the Bank’s investment portfolio, which totaled $38.0 million, consisted of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $504,200 in stock of the Federal Reserve Bank of Richmond and $500,000 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2003, approximately 56.9% of the investment securities portfolio had contractual maturities of five year or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank’s policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of “B” or better to be held in the portfolio. The Bank’s investment policy designates the investment portfolio to be classified as “available-for-sale,” unless otherwise designated. At December 31, 2003, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

($000)

	2003	2002	2001	2000	1999
Available for Sale
U.S. Agency	$28,167	$14,657	$23,346	$33,565	$23,103
Mortgage-backed	8,798	4,692	4,931	—	—
Equity Securities	1,004	858	718	718	721

Total Securities	$37,969	$20,207	$28,995	$34,283	$23,824

The following table presents maturities and weighted average yields for investments in available-for-sale securities net of Federal Reserve Bank and Federal Home Loan Bank stock.

December 31, 2003

($000)

	Years to Maturity
	Within One Year		Within One Year to Five Years		Within Five to Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Agency	$353	4.74%	$19,904	3.05%	$7,910	3.81%
Mortgage-backed	—	0.00%	785	5.55%	1,920	4.28%

Total Debt Securities	$353	4.74%	$20,689	3.14%	$9,830	3.90%

	Greater than Ten Years
	Amount	Yield	Total
Available for Sale
U.S. Agency	$—	0.00%	$28,167
Mortgage-backed	6,093	4.26%	8,798

Total Debt Securities	$6,093	4.32%	$36,965

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

Years ended December 31,

	2003		2002		2001		2000		1999
($000)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$41,173	24.4%	$32,445	22.0%	$24,368	21.5%	$19,323	21.6%	$19,261	30.4%
Real estate loans
Commercial	44,214	26.2%	41,219	28.0%	38,498	34.0%	33,434	37.5%	35,032	33.3%
Construction	24,713	14.6%	25,060	17.0%	17,712	15.7%	16,945	19.0%	15,030	20.2%
One-to four-family	18,869	11.2%	20,233	13.7%	17,083	15.1%	11,036	12.4%	7,329	9.8%
Home equity	20,341	12.1%	14,319	9.7%	6,568	5.8%	4,372	4.9%	3,686	3.6%
Consumer loans	19,431	11.5%	14,140	9.6%	8,887	7.9%	4,107	4.6%	2,565	2.7%

Total loans	168,741	100.0%	147,416	100.0%	113,116	100.0%	89,217	100.0%	82,903	100.0%

Less:
Deferred costs, (unearned income)	14		(103)		(193)		(250)		(222)
Allowance for credit losses	(1,632)		(1,578)		(1,576)		(1,556)		(1,483)

Net loans receivable	$167,123		$145,735		$111,347		$87,411		$81,198

The Bank’s loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2003 the Bank’s loan portfolio totaled $168.7 million, of which $41.2 million, or 24.4%, was commercial loans; $44.2 million, or 26.2%, was commercial real estate loans; $24.7 million, or 14.6%, was construction loans; $18.9 million, or 11.2%, was one- to four-family residential mortgage loans;

$20.3 million, or 12.1% was home equity loans, and; $19.4 million, or 11.5%, was consumer and other loans. All of the loans in the Bank’s portfolio are either adjustable-rate with terms to maturity of 30 days to 30 years or short term fixed-rate loans.

Commercial Lending. The Bank offers commercial business loans to businesses operating in the Bank’s primary market area. These loans consist of lines of credit, which typically require an annual repayment, adjustable-rate loans with terms of five to seven years, and short-term fixed-rate loans with terms of up to five years. Such loans are generally secured by receivables, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less. The Bank also originates commercial loans which are guaranteed by the Small Business Administration. The Bank has been an active participant in a variety of SBA loan programs.

Year Ended December 31, 2003

($000)	Due in One Year or Less	Due after One Year but before Five Years	Due after Five Years	Nonaccrual Loans	90 Days Past Due	Total
Real estate loans
Construction	$24,240	$473	$—	$—	$—	$24,713
Mortgage	1,667	8,738	8,464	—	—	18,869
Commercial	14,368	17,878	11,968	—	—	44,214
Commercial loans	27,980	10,172	2,994	27	—	41,173
Home equity loans	19,972	—	369	—	—	20,341
Consumer loans	2,821	3,443	13,167	—	—	19,431

Total loans	$91,048	$40,704	$36,962	$27	$—	$168,741

	Due After One Year
($000)	Fixed Rate	Variable Rate	Total
Real estate loans
Construction	$473	$—	$473
Mortgage	10,493	6,709	17,202
Commercial	10,428	19,418	29,846
Commercial loans	8,328	4,838	13,166
Home equity loans	369	—	369
Consumer loans	4,651	11,959	16,610

Total loans	$34,742	$42,924	$77,666

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings or a combination of residential and retail facilities located in the Bank’s primary market area. The Bank’s underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank’s current loans-to-one-borrower limit, which at December 31, 2003, was $3.4 million. These loans may be made with terms up to 25 years and are generally offered at interest rates which adjust annually or annually after an initial five-year period in accordance with the prime rate, or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

Loans secured by commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the property’s value, debt service ratio, and, under certain circumstances, additional collateral. The Bank generally requires personal guarantees on its commercial real estate loans.

Construction Lending. The Bank originates construction loans on both one- to four-family residences and on commercial real estate properties. The Bank originates two types of residential construction loans, consumer and builder. The Bank originates consumer construction loans to build a primary residence, a secondary residence, or an investment or rental property. The Bank will originate builder construction loans to companies engaged in the business of constructing homes for resale. These loans may be for homes currently under contract for sale, model homes from which other homes will be marketed within a subdivision or, on a very limited basis, homes built for speculative purposes to be marketed for sale during construction. The Bank offers permanent end-financing to the Bank’s construction loan customers generally on a 3/1 or 5/1 ARM basis.

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

At December 31, 2003, the Bank had construction loans, including land acquisition and development loans, totaling $24.7 million, or 14.6% of the Bank’s total loan portfolio, of which $8.3 million consisted of one- to four-family residential construction loans, $6.1 million consisted of commercial real estate construction loans and $10.3 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers’ ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be faced with a project which, when completed, has a value that is insufficient to assure full repayment.

One- to Four-Family Residential Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans, first and second mortgage loans secured by one- to four-family residences and lot loans for one- to four-family residences located throughout the Baltimore-Washington Metropolitan area. It is currently the general policy of the Bank to originate for sale in the secondary market one- to four-family fixed-rate residential mortgage loans which conform, except as to size, to the underwriting standards of Fannie Mae and Freddie Mac, and to originate for investment adjustable rate one- to four-family residential mortgage loans. The Bank generally does not retain the servicing rights of loans it sells and sells such loans without recourse, with the exception of recourse in the event of breaches in any representations or warranties made by the Bank. The Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. One- to four-family mortgage loan originations are generally obtained from the Bank’s loan representatives and their contacts with the local real estate industry, direct contacts made by the Bank’s and the Company’s directors, existing or past customers, and members of the local communities.

At December 31, 2003, one- to four-family residential mortgage loans totaled $18.9 million, or 11.2% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $1.5 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term, and $5.4 million with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 1 or 3 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank’s adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

The origination of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps to reduce the Bank’s exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Although the Bank offers adjustable-rate loans at below market interest rates, all loans are underwritten to assure that the borrower is qualified on a fully indexed basis.

Periodic and lifetime caps on interest rate increases help to reduce the risks associated with the Bank’s adjustable-rate loans, but also limit the interest rate sensitivity of its adjustable-rate mortgage loans.

The Bank currently originates one- to four-family residential mortgage loans in amounts up to 80% (or higher with private mortgage insurance) of the lower of the appraised value or the selling price of the property securing the loan. Mortgage loans originated by the Bank generally include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank’s consent. Due-on-sale clauses are an important means of adjusting the yields on the Bank’s fixed-rate mortgage loan portfolio and the Bank has generally exercised its rights under these clauses.

Home Equity Lending. As of December 31, 2003, home equity loans totaled $20.3 million, or 12.1% of the Bank’s total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 85% of the market value of the security property. Fixed-rate, fixed-term home equity loans are offered with terms up to ten years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank’s home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank’s portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower’s financial condition. At December 31, 2003, consumer loans totaled $19.4 million or 11.5% of total loans outstanding. Consumer loans are generally originated in the Bank’s primary market area.

Provision for Credit Losses and Credit Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions.

The Bank’s allowance for credit losses is established through a provision for loan losses based on management’s evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates an acceptable allowance for credit loss based upon loan risk ratings, prior periods’ charge-offs and specific loss reserves. This methodology is appropriate as the Bank has ten years of loan loss history, has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on individual loans. The calculation of the allowance is based, in part, upon historical loss factors, as adjusted, for the major loan categories over the prior eight quarters. The factors used to adjust the historical loss experience address various risk characteristics of the Bank’s loan portfolio including (1) trends in delinquencies and other nonperforming loans, (2) results of independent loan reviews, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in the Bank’s credit administration and loan portfolio management processes, (7) changes in the experience, ability and depth of lending management and staff, (8) the effect of the recent and rapid escalation of local real estate values on the level of potential credit losses in the bank’s portfolio and (9) the impact of unresolved collateral and documentation exceptions on the potential credit losses in the bank’s portfolio.

Management believes this approach effectively measures the risk associated with any particular loan or group of loans. The Board of Directors engages an independent loan review consultant to evaluate the adequacy of the Bank’s allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. The Bank recorded a total provision for credit losses of $50 thousand for the year ended December 31 2003 and $25 thousand in 2002. The aggregate provision was based upon the results of quarterly evaluations using a combination of factors including the ratio of the allowance for credit losses to total gross loans, the Bank’s growth in total gross loans and the Bank’s net loan loss experience. Total gross loans increased by $21.3 million for the year ended December 31, 2003. The Bank recorded charge-offs of $26 thousand on loans deemed uncollectible and recovered $30 thousand of previously charged-off loans. For the third year in the last four years the Bank experienced net recoveries of previously charged-off loans. As of December 31, 2003, the Bank’s allowance for credit losses was $1.6 million or 0.97% of total loans and 6,123.9% of non-performing loans as compared to $1.6 million, or 1.07% of total loans and 113.2% of non-performing loans as of December 31, 2002. The Bank had total non-performing loans of $27 thousand and $1.4 million at December 31, 2003 and December 31, 2002, respectively, and non-performing loans to total loans of 0.02% and 0.95%, at December 31, 2003, and December 31, 2002, respectively. The decrease in nonperforming assets from December 31, 2002 is attributable to documents executed and received in January 2003 on a $1.3 million participation loan to a single borrower that matured on October 1, 2002 but remained current through December 31, 2002. Due to delays by the lead bank in obtaining executed renewal documentation, the Bank was required to classify this loan as nonperforming at December 31, 2002. Excluding this loan, nonperforming assets at December 31, 2002 were $55,000 or 0.04% of total gross loans.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2003 the Bank had approximately $15.2 million in watch list loans.

The Bank continues to monitor and modify its allowances for credit losses as conditions dictate. While management believes that, based on information currently available, the Bank’s allowance for credit losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank’s level of allowance for credit losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for credit losses. Management may in the future increase the level of allowances as a percentage of total loans and non-performing loans as its loan portfolio increases or as circumstances dictate.

The following table presents a three-year history for the allocation of the allowance for credit losses, reflecting use of the methodology presented above, along with the percentage of total loans in each category.

At December 31,

(Dollars in thousands)

	2003		2002		2001
	Amount	Loan Mix	Amount	Loan Mix	Amount	Loan Mix
Amount applicable to:
Commercial	$586	24.4%	$509	22.0%	$475	21.5%
Real estate
Commercial	629	26.2%	567	28.0%	692	34.0%
Residential	21	23.3%	45	23.4%	103	20.9%
Construction	246	14.6%	250	17.0%	33	15.7%
Consumer	66	11.5%	83	9.6%	60	7.9%
Non specific	84		124		213

Total allowance	$1,632		$1,578		$1,576

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

(Dollars in thousands)

	2003	2002	2001
Total loans outstanding - at December 31	$168,755	$147,313	$112,923
Average loans outstanding for the year	155,067	133,022	100,341

Allowance for credit losses at beginning of period	$1,578	$1,576	$1,556
Provision charged to expense	50	25	—
Chargeoffs:
Commercial loans	8	53	4
Consumer and other loans	18	19	—

Total	26	72	4
Recoveries:
Residential/commercial real estate loans	—	—	—
Commercial loans	12	47	24
Consumer and other loans	18	2	—

Total	30	49	24

Net (recoveries) chargeoffs	(4)	23	(20)

Allowance for credit losses at end of year	$1,632	$1,578	$1,576

Allowance for credit losses as a percent of total loans	0.97%	1.07%	1.40%
Net (recoveries) chargeoffs as a percent of average loans	0.00%	0.02%	(0.02%)

Contractual Obligations

The Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)

Payments due by Period	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt obligations	$10,000	$—	$—	$5,000	$5,000
Junior subordinated debt obligations	5,000	—	—	—	5,000
Operating lease obligations	1,243	177	258	108	700
Data processing contracts	1,088	202	513	319	54

	$17,331	$379	$771	$5,427	$10,754

Capital Management

During 2003, Stockholders’ Equity increased $1.3 million or 8.6% to $16.4 million from $15.1 million at December 31, 2002. The increase was primarily due to net income of $1.7 million offset by a reduction in accumulated other comprehensive income of $343 thousand.

In April 1997, the Company’s employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 133,333 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 266,666 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options and grants vest over a five-year period. During 2003, 20,498 shares of common stock were granted under the 2000 Stock Incentive Plan. During 2003, no shares granted in prior years were forfeited and 6,784 shares were exercised. At December 31, 2003, the Company had a total of 220,632 options and 4,402 restricted shares granted and outstanding.

See Note 15 to the Consolidated Financial Statements for more information on the Company’s stock option plans.

A table of the Equity Compensation Plan Information is shown below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	225,034	$4.48	124,953
Equity compensation plans not approved by security holders	—	—	—

Total	225,034	$4.48	124,953

Regulatory Capital Requirements

The Federal Reserve’s capital regulations require state member banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for the most highly rated banks (the “leverage” ratio), and an 8% risk-based capital ratio. Tier 1 capital is defined as common stockholders’ equity (including retained earnings), certain non-cumulative perpetual preferred stock and related paid in capital, and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships.

The risk-based capital standard requires the maintenance of Tier 1 and Total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the Federal Reserve capital regulations based on the risks the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank’s trading account, and foreign exchange and commodity positions. The components of Tier 1 capital are equivalent to those discussed above. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt, intermediate preferred stock, and the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

Trust preferred securities are considered regulatory capital for purposes of determining the Company’s Tier 1 capital ratios. The Company believes that the Board of Governors of the Federal Reserve System, which is the holding Company’s banking regulator, may rule on continued inclusion of trust preferred securities in regulatory capital following the issuance of FIN 46R. At this time, it is not possible to estimate the effect, if any, on the Company’s Tier 1 regulatory capital as a result of any future action taken by the Board of Governors of the Federal Reserve System. However, as of December 31, 2003, both the Company and the Bank met the criteria for classification as a “well-capitalized” institution under the prompt corrective action rules of the Federal Deposit Insurance Act and still would have been considered “well-capitalized” if the trust preferred securities had been excluded from regulatory capital. Designation as a well-capitalized institution under these regulations is not a recommendation or endorsement of the Company or the Bank by federal bank regulators.

At December 31, 2003, both the Company’s and the Bank’s Tier 1 and Total Risk-based capital ratios were 12.2% and 13.1%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 20 of the Consolidated Financial Statements for more information on the Bank’s risk-based capital ratios.

Regulation and Supervision

The Company, by virtue of its control of the Bank, is a registered bank holding company as amended under the Bank Holding Company Act of 1956 (“the Act”). As a bank holding company, the Company is required to file certain reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board (“FRB”) under the Act.

Effective November 1, 2000, the Company changed the Bank charter from a national charter to a state charter. As a result, the Bank is now regulated by the State of Maryland Department of Labor, Licensing and Regulation. The Bank is subject to extensive regulation, examination and supervision by the State of Maryland as its primary regulator, the Federal Reserve Bank of Richmond as its secondary regulator and the FDIC, as the deposit insurer. The Bank’s deposit accounts are insured up to applicable limits by the FDIC’s Bank Insurance Fund (“BIF”). The Bank must file reports with the Federal Reserve and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of other institutions. The state and the Federal Reserve conduct periodic examinations to test the Bank’s safety and soundness and compliance with various regulatory requirements. Many aspects of the Bank’s operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the state of Maryland, the Federal Reserve, the FDIC or the Congress, could have a material adverse impact on the Company or the Bank and their operations.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Sarbanes-Oxley represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. It is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. The provisions of Sarbanes-Oxley took effect upon passage and are subject to rulemaking by the Securities and Exchange Commission and the self-regulatory organizations. Some of the changes included in the new, amended and proposed regulations:

•	Require accelerated annual and quarterly reporting and require CEOs and CFOs to certify their company’s financial reports, filings and control systems;

•	Require increased disclosure and reporting obligations for the company, its officers and directors, and its affiliates;

•	Require that the company comply with new audit committee independence and auditor independence requirements; and

•	Implement new corporate responsibility requirements and provide additional corporate and criminal fraud accountability.

The Company is continuing to monitor the passage of the new and amended regulations and is taking appropriate measures to comply with them. Although the Company will incur additional expense in complying with the various provisions of Sarbanes-Oxley and the new and amended regulations, management does not expect that such compliance will have a material impact on the Company’s results of operations or financial condition.

The USA PATRIOT Act of 2001, as amended (the “Patriot Act”), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act’s requirements. The Patriot Act requires all “financial institutions,” as defined, to establish certain anti-money laundering compliance and due diligence programs.

Market Value and Dividend Information

The Company’s common stock is listed on “The NASDAQ Stock Market® SmallCap Market” under the symbol “ANNB.” The Company’s stock began trading on October 1, 1997. The Company has traded an average daily volume of 2,604 shares during 2003. At December 31, 2003 the closing price was $9.40 per share.

The Company’s high and low stock price during the last quarter of 2003 was $9.90 and $8.76, respectively.

As of March 24, 2004 the Company has outstanding 3,025,859 shares of common stock and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. During 2003 no dividends were paid to stockholders.

The Company has not paid a cash dividend since the first quarter of 2002 and has no current plans to resume payments of cash dividends. Management believes it is in the best interest of the Company to retain capital to support the growth of the Company.

The Company paid a four-for-three dividend in the form of a stock split on August 24, 2001. The split added 746,740 shares to those previously outstanding.

Quarterly Average Stock Information:

	2003			2002			2001
	Stock Price Range		Per Share Dividend	Stock Price Range		Per Share Dividend	Stock Price Range		Per Share Dividend
Quarter	High	Low		High	Low		High	Low
1st	$6.29	$5.59	$0.0000	$6.25	$4.35	$0.0100	$4.30	$3.23	$0.0075
2nd	7.45	5.75	0.0000	6.10	5.50	0.0000	4.49	3.75	0.0150
3rd	9.19	7.18	0.0000	5.85	5.30	0.0000	6.38	4.28	*
4th	9.90	8.76	0.0000	5.60	4.90	0.0000	5.35	4.20	0.0100

*	Four for three stock split in the form of a stock dividend

ANNAPOLIS BANCORP, INC.

Report of Independent Auditors

Audit Committee of the

Board of Directors and Stockholders

Annapolis Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2003, 2002 and 2001 and the results of their operations and their cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

January 9, 2004

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000)

December 31,	2003	2002
Assets
Cash and due from banks	$6,033	$6,725
Federal funds sold	8,014	15,529
Investment securities available for sale	37,969	20,207
Loans, less allowance for credit losses of $1,632 and $1,578	167,123	145,735
Premises and equipment, net	6,936	7,114
Accrued interest receivable	869	732
Deferred income taxes	477	363
Investment in bank owned life insurance	3,356	3,223
Other assets	561	488

Total assets	$231,338	$200,116

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$33,385	$29,534
Interest bearing	157,192	134,455
Securities sold under agreements to repurchase	8,745	10,500
Long-term borrowings	10,000	10,000
Guaranteed preferred beneficial interests in junior subordinated debentures	5,000	—
Accrued interest payable and other liabilities	568	549

Total liabilities	214,890	185,038
Stockholders’ Equity
Common stock, par value $0.01 per share; authorized 10,000,000 shares; issued and outstanding 3,019,378 shares in 2003 and 3,010,393 shares in 2002	30	30
Paid in capital	12,898	12,859
Retained earnings	3,704	2,030
Accumulated other comprehensive (loss) income	(184)	159

Total stockholders’ equity	16,448	15,078

Total liabilities and stockholders’ equity	$231,338	$200,116

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income ($000)

Years Ended December 31,	2003	2002	2001
Interest Income
Loans, including fees	$10,051	$9,458	$8,727
Federal funds sold	191	217	616
Mortgage-backed securities	331	257	69
U.S. Treasury securities and obligations of other
U.S. Government agencies	904	926	1,489

Total interest income	11,477	10,858	10,901
Interest Expense
Certificates of deposit, $100,000 or more	689	627	744
Other deposits	1,868	2,350	3,610
Securities sold under agreements to repurchase	188	232	239
Interest on long term borrowings	623	305	—

Total interest expense	3,368	3,514	4,593

Net interest income	8,109	7,344	6,308
Provision for Credit Losses	50	25	—

Net interest income after provision for credit losses	8,059	7,319	6,308
Noninterest Income
Service charges and fees on deposits	1,195	694	602
Mortgage banking fees	448	315	199
Rental income	170	167	77
Other income	271	464	308
Loss on disposal/sale of equipment	—	—	(24)

Total noninterest income	2,084	1,640	1,162
Noninterest Expense
Personnel	4,217	3,885	3,612
Occupancy and equipment	984	968	845
Data processing	836	775	682
Marketing and advertising	265	285	325
Other operating	1,231	1,175	1,234

Total noninterest expense	7,533	7,088	6,698

Income Before Income Taxes	2,610	1,871	772
Income Tax Expense	936	644	266

Net Income	$1,674	$1,227	$506

Basic Earnings per Share	$0.56	$0.41	$0.17
Diluted Earnings per Share	$0.55	$0.41	$0.17

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity ($000) except share data

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income
	Shares	Par Value
BALANCE January 1, 2001	2,262,406	$23	$12,881	$425	$33	$13,362	$1,039
Net income	—	—	—	506	—	506	506
Dividends paid ($0.0325 per share)	—	—	—	(98)	—	(98)
4:3 stock split in the form of a stock dividend	745,860	8	(8)	—	—	—	—
Stock Repurchase	(24,500)	(1)	(127)	—	—	(128)
Stock options exercised	6,666	—	24	—	—	24
Issuance of restricted stock	6,197	—	26	—	—	26
Unrealized gain on investment securities available for sale net of income taxes	—	—	—	—	168	168	168

BALANCE DECEMBER 31, 2001	2,996,629	30	12,796	833	201	13,860	674

Net income	—	—	—	1,227	—	1,227	1,227
Dividends paid ($0.01 per share)	—	—	—	(30)	—	(30)
Stock options exercised	8,899	—	35	—	—	35
Issuance of restricted stock	4,865	—	28	—	—	28
Unrealized gain or loss on investment securities available for sale net of income taxes	—	—	—	—	(42)	(42)	(42)

BALANCE DECEMBER 31, 2002	3,010,393	30	12,859	2,030	159	15,078	1,185

Net income	—	—	—	1,674	—	1,674	1,674
Dividends paid ($0.00 per share)	—	—	—	—	—	—
Stock options exercised	6,784	—	26	—	—	26
Issuance of restricted stock	2,201	—	13	—	—	13
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(343)	(343)	(343)

BALANCE DECEMBER 31, 2003	3,019,378	$30	$12,898	$3,704	$(184)	$16,448	$1,331

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows ($000)

Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities
Net income	$1,674	$1,227	$506
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	467	448	424
Provision for credit losses	50	25	—
Deferred income taxes	63	1	42
Amortization of premiums and accretion of discounts, net	9	24	(24)
Loss on sale or disposal of equipment	—	—	24
(Increase) decrease in:
Accrued interest receivable	(137)	123	297
Other assets	(233)	(177)	97
(Decrease) increase in
Accrued interest payable	(3)	62	(16)
Accrued income taxes, net of taxes refundable	(31)	(62)	49
Deferred loan origination fees	(117)	90	(58)
Other liabilities	54	284	(57)

Net cash provided from operations	1,796	2,045	1,284

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	26,817	33,683	45,505
Purchase of securities available for sale	(45,108)	(24,982)	(39,942)
Net decrease (increase) in federal funds sold	7,515	(819)	(8,987)
Loans made, net of principal collected	(21,321)	(34,503)	(23,878)
Purchase of bank owned life insurance	—	(3,110)	—
Purchases of premises and equipment	(262)	(187)	(2,521)

Net cash used by investing activities	(32,359)	(29,918)	(29,823)

Cash Flows from Financing Activities
Net increase (decrease) in
Time deposits	8,434	3,179	10,757
Other deposits	18,153	15,928	16,106
Securities sold under agreements to repurchase	(1,755)	2,826	2,305
Long term borrowings	5,000	10,000	—
Payment of cash dividends	—	(30)	(97)
Proceeds from sale of stock and options exercised	26	35	14
Issuance of restricted stock	13	28	36
Repurchase of common stock	—	—	(127)

Net cash provided by financing activities	29,871	31,966	28,994

Net (decrease) increase in cash and cash equivalents	(692)	4,093	455
Cash and cash equivalents at beginning of year	6,725	3,632	3,177

Cash and cash equivalents at end of year	$6,033	$6,725	$3,632

Supplemental Cash Flow Information
Interest paid, including interest credited to accounts	$3,368	$3,452	$4,609
Income taxes paid	874	638	240

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Notes to Consolidated Financial Statements ($000) except share data

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform with the 2003 presentation.

Business

The Company was incorporated on May 26, 1988, under the laws of the State of Maryland to serve as a bank holding company. The Company, registered as a bank holding company, formed Annapolis National Bank (the “Bank”), a nationally chartered financial institution. Effective June 1, 2001 the Company changed its name to Annapolis Bancorp, Inc. Effective November 1, 2000 the Bank changed its charter from a national charter to a state charter and joined the State of Maryland and the Federal Reserve banking systems. Also effective November 1, 2000 the Bank changed its name from Annapolis National Bank to BankAnnapolis. The Company (as a bank holding company) and the Bank are subject to governmental supervision, regulation, and control.

The principal business of BankAnnapolis is to make loans and other investments and to accept time and demand deposits. The Bank’s primary market area is in Anne Arundel County, Maryland, although the Bank’s business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit and other banking services.

The Bank funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans, and letters of credit. The Bank’s customers are primarily individuals and small businesses.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BankAnnapolis and Annapolis Bancorp Statutory Trust I. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements of Annapolis Bancorp, Inc. (Parent only) include its investment in the Bank under the equity method of accounting.

Cash equivalents

For purposes of reporting cash flows, cash and demand balances due from banks are considered “cash equivalents” for financial reporting purposes.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders’ equity, on an after-tax basis. Investments in Federal Home Loan Bank and Federal Reserve stock are included with securities classified as available for sale and carried at cost.

Declines in the fair value of individual available for sale or held to maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by the rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans are considered impaired when, based on current information, it is probable that the Bank will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal and interest payments are past due and they are placed on non-accrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous credits such as residential real estate and consumer installment loans, which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of “minimal delay” in payment (usually ninety days or less) provided eventual collection of all amounts due is expected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, the Bank may measure impairment based on a loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The Bank recognizes interest income on impaired loans on a cash basis if the borrower demonstrates the ability to meet the contractual obligation and collateral is sufficient. If there is doubt regarding the borrower’s ability to make payments or the collateral is not sufficient, payments received are accounted for as a reduction in principal. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual loss experience, current economic events in specific industries and geographic areas including unemployment levels and other pertinent factors including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Credit losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for credit losses consists of a specific component and a nonspecific component. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (“SFAS”) No. 5 “Accounting for Contingencies,” or SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The calculation of the allowance is based, in part, upon historical loss factors, as adjusted, for the major loan categories based upon adjusted historical loss experience over the prior eight quarters. The factors used to adjust the historical loss experience address various risk characteristics of the Bank’s loan portfolio including (1) trends in delinquencies and other nonperforming loans, (2) results of independent loan reviews, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in the Bank’s credit administration and loan portfolio management processes, (7) changes in the experience, ability and depth of lending management and staff, (8) the effect of the recent and rapid escalation of local real estate values on the level of potential credit losses in the bank’s portfolio and (9) the impact of unresolved collateral and documentation exceptions on the potential credit losses in the bank’s portfolio.

The nonspecific portion of the allowance is determined based on management’s assessment of general economic conditions, as well as economic factors in the individual markets in which BankAnnapolis operates including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Bank’s historical loss factors used to determine the specific component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

Real estate owned

Real estate acquired in satisfaction of a debt is carried at the lower of cost or net realizable value. Costs incurred in maintaining foreclosed real estate and write-downs to reflect declines in the fair value of the properties after acquisition are included in noninterest expenses.

Advertising Costs

Advertising costs are generally expensed when incurred.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income taxes is based upon income in the financial statements adjusted for permanent differences, rather than amounts reported on the Company’s income tax return.

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

Stock based compensation

The Company accounts for stock based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied, in accordance with SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.”

SFAS No. 123, “Accounting for Stock-Based Compensation,” established new accounting and reporting standards for stock-based employee compensation plans.

This standard defines a fair value-based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

The weighted average fair value of options granted during 2003, 2002, and 2001 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	0.00%	0.00%	0.80%
Risk free interest rate	3.77%	4.66%	5.32%
Expected volatility	19.70%	15.00%	15.00%
Expected life in years	7	10	10

Had compensation been determined in accordance with the provisions of SFAS No. 123 and SFAS No, 148, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2003	2002	2001
Net income as reported	$1,674	$1,227	$506
Less proforma effect of stock-based compensation expense determined using the fair value method	(75)	(64)	(47)

Proforma income	$1,599	$1,163	$459

Basic earnings per share
As reported	$0.56	$0.41	$0.17
Proforma	$0.53	$0.39	$0.15
Diluted earnings per share
As reported	$0.55	$0.41	$0.17
Proforma	$0.52	$0.38	$0.15

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

New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Bank on January 1, 2003 has not had a significant effect on the Bank’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which explains identification of variable interest entities and the assessment of whether to consolidate these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. The provisions of Interpretation No. 46 are effective for all financial statements issued after January 1, 2003. The potential deconsolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities appears to be an unintended consequence of FIN 46. The Company has chosen to adopt FIN 46 as of December 31, 2003 which allows for the postponement of de-consolidation of the trust preferred securities until December 31, 2004. The overall effect on the Company’s financial position and operating results of this deconsolidation will not be material. The Company has no significant variable interests in any entities which would require disclosure or consolidation.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. There was no material impact on the Company’s financial condition or results of operations upon adoption of this Statement.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both a liability and equity. It requires that an issuer classify certain financial instruments as a liability, although the financial instrument may previously have been classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. There was no material impact on the Company’s financial condition or results of operations upon adoption of this Statement.

2. CASH AND DUE FROM BANKS

Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank’s normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

The Bank normally maintains balances with other banks that exceed the federally insured limit. The average balance maintained in excess of the limit, including federal funds sold to the same bank, was approximately $4.6 million.

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2003
Available for sale
U.S. Government agency	$28,343	$42	$218	$28,167
Mortgage-backed securities	8,900	48	150	8,798
Federal Home Loan Bank stock	500	—	—	500
Federal Reserve Bank stock	504	—	—	504

	$38,247	$90	$368	$37,969

December 31, 2002
Available for sale
U.S. Government agency	$14,503	$154	$—	$14,657
Mortgage-backed securities	4,605	87	—	4,692
Federal Home Loan Bank stock	500	—	—	500
Federal Reserve Bank stock	358	—	—	358

	$19,966	$241	$—	$20,207

There were no proceeds from the sale of securities during 2003, 2002 and 2001. Gains and losses are determined using the specific identification method.

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2003 are as follows:

	Fair Value	Continuous unrealized losses existing for		Total Unrealized Losses
		Less than 12 Months	More than 12 Months
December 31, 2003
Available for sale
U.S. Government agency	$18,776	$218	$—	$218
Mortgage-backed securities	5,185	150	—	150

	$23,961	$368	$—	$368

The available-for-sale investment portfolio has a fair value of approximately $38.0 million of which approximately $24.0 million of the securities have some unrealized losses from their purchase price. Of these securities, $18.8 million, or 78.4%, are government agency bonds and $5.2 million, or 21.6% are mortgage-backed securities. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The amortized cost and estimated fair value of securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Fair Value
December 31, 2003
Due within one year	$351	$353
Due after one through five years	20,763	20,689
Due after five years	16,129	15,923
Equity securities	1,004	1,004

	38,247	37,969

December 31, 2002
Due within one year	—	—
Due after one through five years	14,503	14,657
Due after five years	4,605	4,692
Equity securities	858	858

	$19,966	$20,207

At December 31, 2003, 2002 and 2001, investments available for sale with a carrying value of $10.3 million, $16.8 million and $10.9 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major classifications of loans are as follows:

	2003	2002
Real estate
Commercial	$60,572	$53,224
Residential	47,565	47,607
Commercial	41,173	32,445
Consumer	19,431	14,140

	168,741	147,416
Less
Deferred loan origination fees (costs)	(14)	103
Allowance for credit losses	1,632	1,578

	1,618	1,681

Loans, net	$167,123	$145,735

The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year	$91,075	$73,996
Maturing over one to five years	40,704	46,787
Maturing over five years	36,962	26,633

	$168,741	$147,416

Transactions in the allowance for credit losses are as follows:

	2003	2002	2001
Balance, beginning of the year	$1,578	$1,576	$1,556
Provision charged to operations	50	25	—
Recoveries	30	49	24
Charge-offs	26	72	4

Balance, end of year	$1,632	$1,578	$1,576

The balance of nonaccrual and impaired loans is as follows:

	2003	2002	2001
Total guaranteed by the Small Business Administration	$—	$37	$25
Other nonaccrual loans	27	18	75
Total nonaccrual loans and impaired loans	27	55	100
Average impaired loans	86	112	302
Related allowance for credit losses	—	17	33
Interest collected	25	50	45
Balance of accrued interest not recorded	—	25	68

The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Loans that were 90 days or more past due, including nonaccrual loans were zero at December 31, 2003, $1.3 million at December 31, 2002 and $24 thousand at December 31, 2001.

Certain officers and directors (and directors’ companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

A summary of the activity of these loans follows:

	2003	2002
Beginning balance	$2,329	$1,774
Advances	129	300
Repayments	(492)	(346)
Change in officers and directors	—	601

Ending balance	$1,966	$2,329

5. CREDIT COMMITMENTS

Loan commitments outstanding, unused lines of credit and letters of credit are as follows:

Dollars in thousands	2003	2002
Loan commitments and lines of credit
Construction	$26,639	$18,345
Other	33,783	24,407

	$60,422	$42,752

Letter of credit
Deposit secured	$351	$368
Other	634	967

	$985	$1,335

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

6. INVESTMENT IN BANK OWNED LIFE INSURANCE

In 2002, the Bank purchased single premium policies of Bank Owned Life Insurance (BOLI) amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $133,000 in BOLI income for 2003 and $113,000 in 2002.

7. PREMISES AND EQUIPMENT

A summary of premises and equipment and the related depreciation is as follows:

	2003	2002
Land, land improvements and building	$6,067	$6,063
Leasehold improvements	697	634
Furniture, fixtures, and equipment	2,057	2,364

	8,821	9,061
Accumulated depreciation	1,885	1,947

Net premises and equipment	$6,936	$7,114

Depreciation and amortization expense was $467 thousand for 2003, $448 thousand for 2002 and $424 thousand for 2001.

9. LEASE COMMITMENTS

Lease obligations will require rent payments as follows:

Period	Minimum Rentals $(000)
2004	$177
2005	161
2006	97
2007	58
2008	50
Remaining years	700

$1,243

The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $168 thousand, $149 thousand and $205 thousand for 2003, 2002 and 2001, respectively.

10. DEPOSITS

Major classifications of deposits are as follows:

	2003	2002
Demand, noninterest bearing	$33,385	$29,534
NOW accounts	30,901	24,879
Savings and Money Market accounts	52,554	44,419
Time deposits, $100,000 and over	22,475	17,757
Other time	51,117	47,400

	$190,432	$163,989

Time deposits mature as follows:

Repricing or maturing within one year	$41,881	$10,690
Maturing over one to three years	25,299	28,512
Maturing over three to five years	6,412	25,955

	$73,592	$65,157

At December 31, 2003 and 2002 there were no time deposits with maturities in excess of five years.

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are securities sold to the Bank’s customers, at the customer’s request, under a continuing “roll-over” contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies that are segregated in the Bank’s correspondent safekeeping account from the Bank’s other investment securities.

The following table presents certain information for repurchase agreements:

	2003	2002
Balance outstanding, at year end	$8,745	$10,500
Average balance during the year	9,780	8,752
Average interest rate during the year	1.66%	2.65%
Maximum month-end balance	$14,141	$10,609

12. LONG TERM BORROWINGS

The Company had other long term borrowings at December 31, 2003 and 2002 as follows:

FHLB 4.25% Advance due May 2007	$5,000
FHLB 4.75% Advance due May 2012	5,000

Total	$10,000

Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien, all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

13. GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors in a private pooled transaction. The variable rate on these securities adjusts quarterly based on the 90-day LIBOR rate plus 3.15%. The current rate is 4.32%. The proceeds were up-streamed to the Company as junior subordinated debt under the same terms and conditions. The Company then down-streamed $4,875,000 to the Bank in the form of additional capital. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I’s obligations with respect to the capital securities. These capital securities currently qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed

Preferred Beneficial Interests in Junior Subordinated Debentures.” The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry a variable interest rate of 3.15% over the 90 day LIBOR, payable semiannually, with a non-call provision over the first five year period. Both the capital securities of Statutory Trust I and the junior subordinated debentures are scheduled to mature on March 26, 2033, unless called by the Company not earlier than March 26, 2008. Interest expense on the trust preferred securities for the year ended December 31, 2003 totaled $166 thousand.

Costs associated with the issuance of the trust preferred securities totaling $125,000 were capitalized and are being amortized through 2008. Amortization for the year ended December 31, 2003 was $21 thousand.

14. PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants’ contributions. The Company’s contributions to the plan were $111 thousand in 2003, $95 thousand in 2002 and $78 thousand in 2001.

The Company has entered into individual Supplemental Executive Retirement Agreements (SERAs) with certain of its executives. The SERAs are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives’ retirement dates. Benefit accruals included in noninterest expense for 2003, 2002, and 2001 were $48.6 thousand, $17.6 thousand and zero, respectively.

15. STOCK OPTIONS AND RESTRICTED SHARES

In April 1997, the Company adopted a stock option plan, authorizing the issuance of 133,333 shares of common stock, intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan provided for granting options to purchase shares of the common stock to the officers and other key employees of the Company and the Bank. Options granted under this plan have ten-year expiration dates with vesting periods from immediate to five years. After April 2000 no additional options could be granted under this plan.

In April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan, the Company’s compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to employees and directors, including members of the committee. Under this plan, up to 266,666 shares of Company stock, as adjusted for the August 24, 2001 four-for-three stock split in the form of a stock dividend, may be awarded under the direction of the committee. The plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period.

A summary of the status of the Company’s performance-based stock option plans follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding, beginning of year	206,918	$4.10	249,315	$3.79	99,500	$3.98
Granted	20,498	8.06	32,500	5.50	107,331	3.67
Exercised	(6,784)	3.88	(8,899)	3.28	(6,666)	3.23
Forfeited	—	—	(65,998)	3.70	(11,000)	5.13
Effect of Stock Split	—	—	—	—	60,150	3.74

Outstanding, end of year	220,632	$4.48	206,918	$4.10	249,315	$3.79

Weighted fair value of options granted during the year		$2.51		$2.22		$1.63

These options expire as follows:

Expiration Date	Weighted Average Exercise Price	Options Vested	Nonvested
2007	$4.96	12,565	—
2008	7.30	9,332	—
2009	3.46	24,265	6,667
2010	3.23	23,998	15,998
2011	3.71	26,184	48,625
2012	5.50	6,500	26,000
2013	$8.06	—	20,498

		102,844	117,788

A summary of the status of the Company’s restricted share awards follows:

	2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Restricted Shares
Outstanding, beginning of year	6,603	$3.23	11,468	$3.23
Granted	—	—	—	—
Exercised	(2,201)	3.23	(4,865)	3.23
Forfeited	—	—	—	—

Outstanding, end of year	4,402	$3.23	6,603	$3.23

16. LINES OF CREDIT

The Bank is a member of the Federal Home Loan Bank system and may borrow up to $92,555,000. If funded, this line is secured by one- to four-family residential mortgage loans held in the Bank’s portfolio. In addition, the Bank has available secured and unsecured lines of credit of $8,250,000.

17. PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding as December 31, 2003 or 2002.

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

	December 31,	September 30,	June 30,	March 31,
2003
Interest income	$2,947	$2,867	$2,894	$2,769
Interest expense	821	848	880	819
Net interest income	2,126	2,019	2,014	1,950
Provision for credit losses	25	—	—	25
Net income	510	438	402	324
Comprehensive income	424	48	564	295
Earnings per share - basic	0.17	0.15	0.13	0.11
Earnings per share - diluted	0.17	0.14	0.13	0.11

2002
Interest income	$2,800	$2,853	$2,668	$2,537
Interest expense	868	914	885	847
Net interest income	1,932	1,939	1,783	1,690
Provision for credit losses	25	—	—	—
Net income	429	423	230	145
Comprehensive income	424	480	135	144
Earnings per share - basic	0.15	0.15	0.07	0.05
Earnings per share - diluted	0.15	0.15	0.07	0.05

2001
Interest income	$2,626	$2,711	$2,789	$2,775
Interest expense	1,032	1,215	1,219	1,127
Net interest income	1,594	1,496	1,570	1,648
Provision for credit losses	—	—	—	—
Net income	185	121	48	152
Comprehensive income	231	539	129	281
Earnings per share - basic	0.06	0.04	0.07	0.05
Earnings per share - diluted	0.06	0.04	0.07	0.05

19. INCOME TAXES

The components of income tax expense are as follows:

	2003	2002	2001
Current
Federal	$715	$578	$223
State	158	65	—

	873	643	223
Deferred	63	1	43

	$936	$644	266

The components of the deferred taxes are as follows:

	2003	2002	2001
Provision for credit losses	$(17)	$(1)	$—
Revenues taxed not earned	54	28	36
Deferred compensation	(22)	—	—
Accrued expenses	6	(29)	—
Depreciation expense	37	3	7
Other	5	—	—

Deferred tax benefit	$63	$1	$43

The components of the net deferred tax assets are as follows:

	2003	2002	2001
Deferred tax assets
Allowance for credit losses	$424	$407	$406
Deferred compensation	22	—	—
Revenue taxed not earned	—	54	82
Unrealized loss on securities available for sale	95	—	—
Accrued expenses	23	29	—

Total deferred tax assets	564	490	488
Deferred tax liabilities
Depreciation	82	45	42
Other	5	—	—
Unrealized gain on securities available for sale	—	82	111

Total deferred tax liabilities	87	127	153

Net deferred tax asset	$477	$363	$335

The differences between federal income taxes and the amount reported by the Company follow:

	2003	%	2002	%	2001	%
Income before income taxes	$2,610		$1,871		$722

Taxes computed at the federal income tax rate	$887	34.0%	$636	34.0%	$262	34.0%
Increases (decreases) resulting from
State income taxes, net of federal benefit	90	3.4%	43	2.3%	—	—
Nondeductible expenses	4	0.2%	4	0.2%	4	0.05%
Nontaxable income	(45)	(1.7)%	(39)	(2.1)%	—	—

Income tax expense	$936	35.9%	$644	34.4%	$266	34.5%

20. CAPITAL STANDARDS

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements of the Company and the Bank as of December 31, 2003 and 2002 are as follows:

	Actual Amount	Ratio	Minimum Capital Adequacy Amount	Ratio	To be Well Capitalized Amount	Ratio
December 31, 2003
Total capital (to risk-weighted assets)
Company	$23,264	13.1%	$14,217	8.0%
Bank	$23,141	13.1%	$14,208	8.0%	$17,760	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$21,632	12.2%	$7,108	4.0%
Bank	$21,509	12.2%	$7,104	4.0%	$10,656	6.0%
Tier 1 capital (to average assets)
Company	$21,632	9.4%	$9,241	4.0%
Bank	$21,509	9.4%	$9,236	4.0%	$11,545	5.0%

December 31, 2002
Total capital (to risk-weighted assets)
Company	$16,497	10.7%	$12,295	8.0%
Bank	$16,471	10.7%	$12,295	8.0%	$15,369	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$14,919	9.7%	$6,148	4.0%
Bank	$14,893	9.7%	$6,148	4.0%	$9,221	6.0%
Tier 1 capital (to average assets)
Company	$14,919	7.5%	$7,962	4.0%
Bank	$14,983	7.5%	$7,962	4.0%	$9,952	5.0%

Tier 1 capital consists of capital stock, paid in capital, and retained earnings. Total capital includes a limited amount of the allowance for credit losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank’s ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank’s financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	2003		2002
December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from banks	$6,033	$6,033	$6,725	$6,725
Federal funds sold	8,014	8,014	15,529	15,529
Investment securities (total)	37,969	37,969	20,207	20,207
Loans, net	167,123	167,062	145,735	145,747
Accrued interest receivable	869	869	732	732

Financial liabilities
Noninterest-bearing deposits	$33,385	$33,385	$29,534	$29,534
Interest-bearing deposits	157,192	157,701	134,455	134,962
Securities sold under agreements to repurchase	8,745	8,745	10,500	10,500
Long term borrowings	10,000	10,245	10,000	10,274
Junior subordinated debt	5,000	5,000	—	—
Accrued interest payable	94	94	94	94

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

22. EARNINGS PER SHARE

A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

	2003	2002	2001
Weighted average shares outstanding, basic	3,016	3,007	2,990
Common stock equivalents	47	20	—

Average common shares and equivalents, fully diluted	3,063	3,027	2,990

Stock options outstanding that were antidilutive at December 31,	—	17	6

23. PARENT COMPANY FINANCIAL INFORMATION

The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

Balance Sheets

December 31,	2003	2002
Assets
Cash and due from banks	$17	$13
Due from subsidiaries	—	13
Investment in subsidiaries	21,481	15,052
Deferred income taxes and other assets	110	—

Total assets	$21,608	$15,078

Liabilities and Stockholders’ Equity
Junior subordinated debt	$5,155	$—
Due to subsidiaries	2	—
Other liabilities	3	—
Stockholders’ Equity
Common stock	30	30
Paid in capital	12,898	12,859
Retained earnings	3,704	2,030
Accumulated other comprehensive (loss) income	(184)	159

Total liabilities and stockholders’ equity	$21,608	$15,078

Statement of Income

Years Ended December 31,	2003	2002	2001
Interest income	$—	$—	$—
Interest expense	166	—	—

Net interest income	(166)	—	—
Equity in undistributed income of subsidiaries	1,741	1,305	308
Dividends from subsidiary	145	25	330

Total income	1,720	1,330	638
Noninterest expense
Compensation	13	44	56
Legal	28	—	—
Shareholder communications	114	112	144

Total expense	155	156	200

Income before income tax benefit	1,565	1,174	438
Income tax benefit	(109)	(53)	(68)

Net income	$1,674	$1,227	$506

Statements of Cash Flows

Years Ended December 31,	2003	2002	2001
Cash flows from operating activities
Net income	$1,674	$1,227	$506
Due from subsidiaries	13	(13)	30
Tax benefit received	(7)	70	(70)
Undistributed net income of subsidiary	(1,886)	(1,330)	(638)
Net Increase in other assets and liabilities	(99)	—	—

Net cash used for operations	(305)	(46)	(172)

Cash flows from financing activities
Proceeds from issuance of junior subordinated debentures	5,155	—	—
Downstream of capital to subsidiary	(4,875)	—	—
Investment in trust subsidiary	(155)	—	—
Dividends paid	—	(30)	(98)
Dividends received from Bank	145	25	330
Proceeds from stock options exercised and restricted stock issued	39	63	50
Repurchase of common stock	—	—	(128)

Net cash provided by financing activities	309	58	154

Net increase (decrease) in cash	4	12	(18)
Cash and equivalents at beginning of year	13	1	19

Cash and equivalents at end of year	$17	$13	$1