Form 10KSB, Exhibit 13
period 2004-12-31
ANNAPOLIS BANCORP INC
filed 2005-03-25
CIK 1041429

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

The Bank employed 81 full time and 9 part time individuals at December 31, 2004.

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

The Company reported net income for 2004 of $2.2 million, a 29.8% increase from 2003 net income of $1.7 million. The increase in 2004 earnings was primarily due to increased loan volumes offset by a lower yield on earning assets. Earnings per diluted share were $0.52 compared to $0.41 per share in 2003.

The primary source of income of the Bank is interest on its loan and investment portfolios, while one of the principal expenses of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $9.6 million for 2004, an increase of $1.5 million or 18.6% compared to $8.1 million in 2003. Total assets were $284.2 million as of December 31, 2004, a 22.8% increase over December 31, 2003 total assets of $231.3 million. The Company’s return on average assets was 0.84% and 0.75% for the years ending December 31, 2004, and 2003, respectively. The Company’s return on average equity was 12.48% and 10.60% for the years ending December 31, 2004, and 2003, respectively.

At December 31, 2004 the Bank’s gross loan portfolio totaled $204.1 million. Of this amount, $42.3 million or 20.7% were commercial loans, $48.6 million or 23.8% were commercial real estate loans, $32.0 million or 15.7% were construction loans, $32.6 million or 16.0% were one- to four-family residential mortgage loans, $28.2 million or 13.8% were home equity loans, and $20.4 million or 10.0% were consumer and other loans.

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

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements which can be found on page 31 and continuing to page 34. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management’s estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements found on page 31 and continuing on page 32 describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial analysis.

Financial Condition as of December 31, 2004 and 2003 and Results of Operations for the Years then Ended

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

Total assets increased by 22.8% during 2004 to $284.2 million from $231.3 million at December 31, 2003. Total deposits and securities sold under agreements to repurchase, the Company’s primary sources of funds, increased $35.4 million or 17.8% to $234.7 million from $199.3 million at December 31, 2003. Time deposits comprise the largest portion of the Bank’s total deposits, totaling $91.7 million or 40.4% of the Bank’s total deposits at December 31, 2004, compared to $73.6 million or 38.6% in 2003. Savings and money market accounts totaled $62.8 million or 27.7% of the Bank’s total deposits at December 31, 2004, compared to $52.6 million or 27.6% in 2003. NOW accounts totaled $32.8 million or 14.5% and $30.9 million or 16.2% of total deposits at December 31, 2004 and 2003, respectively. Demand, noninterest bearing accounts totaled $39.5 million or 17.4% of total deposits at December 31, 2004 and $33.4 million or 17.5% at December 31, 2003. Securities sold under agreements to repurchase decreased $844 thousand or 9.6% to $7.9 million from $8.7 million at December 31, 2003. Long-term borrowings were $25.0 million at December 31, 2004 compared to $10.0 million at December 31, 2003.

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors. The proceeds of the securities were used to provide funding for future growth and to improve the Company’s capital ratios. The current cost of these securities is 5.7%.

The Company’s primary uses of funds are for loans and investments. Loans, net of deferred costs and discounts and the allowance for credit losses, increased by $35.4 million or 21.0% to $202.3 million at December 31, 2004 from $167.1 million a year earlier. Loan balances increased in all categories, with commercial loans increasing $1.1 million or 2.6%; real estate loans increasing $26.0 million or 31.1%; construction loans increasing by $7.2 million or 29.5%, and; installment and other consumer loans increasing $894 thousand or 4.6%.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest income and interest expense and is generally affected by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table on page 15 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2004, was $9.6 million, representing an increase of $1.5 million or 18.6% from net interest income of $8.1 million for the year ended December 31, 2003. The increase in net interest income is due primarily to increased loan and investment volumes offset by lower investment and loan yields. The net interest margin was 4.00% and 3.95% for the years ended December 31, 2004 and 2003, respectively. Net interest income for 2004 includes $44 thousand of interest collected on a cash basis related to loans on nonaccrual status, compared to $25 thousand of interest collected on nonaccrual loans in 2003.

Interest Income

The Company’s interest income increased $1.8 million or 15.5% for the year ended December 31, 2004. The increase in interest income can be attributed to an increase in loan volume as average loans increased $34.1 million or 21.9%, offset by a decrease in loan yield to 6.13% for the year ended December 31, 2004 from 6.48% for the year ended December 31, 2003. Contributing to the increase in interest income is an increase in investments and federal funds sold volume and an increase in the yield on federal funds sold. Average federal funds sold, other overnight investments and investment securities increased $1.1 million or 2.2%, while the yield on federal funds sold, other investments and investment securities increased to 3.24% for the year ended December 31, 2004 from 2.84% for the year ended December 31, 2003.

Interest Expense

The Company’s interest expense increased $273 thousand or 8.1% to $3.6 million for 2004, compared to $3.4 million for 2003. The increase in interest expense for the year ended December 31, 2004 can be attributed to additional Federal Home Loan borrowings and an increase in the cost of long term borrowings in the form of junior subordinated debentures. Federal Home Loan Bank convertible advances totaled $25.0 million at December 31, 2004 and were at an average cost of 3.82% compared to $10 million at December 31, 2003 at an average cost of 4.50%. Long term borrowings in the form of junior subordinated debentures had an average balance of $5 million for the year ended December 31, 2004 with a cost of 4.64% compared to $3.8 million at a cost of 4.28% for the year ended December 31, 2003.

Provision for Credit Losses

The Company recorded a provision for credit losses of $294 thousand for the year ended December 31, 2004 compared to $50 thousand for the year ended December 31, 2003. The increase in provision was the result of higher overall loan volumes and net charge-offs of loans deemed uncollectible of $94 thousand for the year ended December 31, 2004 compared to net recoveries of $4 thousand for the year ended December 31, 2003. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company’s primary sources of noninterest income are fees charged on deposit products, fees generated by the Bank’s VISA check card program, fees recognized on the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building. Noninterest income decreased $59 thousand or 2.8% to $2.0 million from $2.1 million in 2003. Fees charged on deposit products increased $114 thousand or 9.5%, while mortgage banking fees totaled $239 thousand for the year ended December 31, 2004, a 46.7% decrease from fees of $448 thousand for the year ended December 31, 2003. The Company does not fund mortgage loans sold in the secondary market, but receives commissions from investors who fund the loans.

Noninterest Expense

Noninterest expense increased $413 thousand or 5.5% to $7.9 million at December 31, 2004, compared to $7.5 million at December 31, 2003. The increase in noninterest expense was primarily due to increases in personnel expense, higher occupancy costs and higher data processing expenses.

Personnel expense increased $369 thousand or 8.8% to $4.6 million from $4.2 million, with $293 thousand related to salary increases and the remainder related to payroll taxes and the higher costs of various employee benefit programs. Occupancy and equipment expense decreased $22 thousand or 2.2% due to lower depreciation and amortization.

Data processing expense increased $38 thousand or 4.5% due to increased account volumes and annual contractual increases from the Bank’s core processor. Other expenses increased $73 thousand or 5.9% due to costs associated with loan production.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $1.2 million and $936 thousand in income tax expense for the years ended December 31, 2004 and 2003, respectively, for an effective tax rate of 36.2% in 2004 and 35.9% in 2003.

Results of Operations for the Years Ended December 31, 2003 and 2002

Net Income

Net income for the year ended December 31, 2003 totaled $1.7 million, a 36.4% increase from 2002 earnings of $1.2 million. Earnings per diluted share were $0.41 compared to $0.30 per diluted share for the year ended December 31, 2002.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company as presented in its consolidated statements of income.

Net Interest Income

Net interest income for the year ended December 31, 2003, was $8.1 million, representing an increase of $765 thousand or 10.4% from net interest income of $7.3 million for the year ended December 31, 2002. The increase in net interest income is due primarily to increased loan and investment volumes offset by lower investment and loan yields.

Interest Income

Interest income increased $619 thousand or 5.7% in 2003 compared to 2002, primarily due to an increase in loan volume as average loans increased $22.0 million or 16.6% in 2003 while the loan yield decreased to 6.48% for the year ended December 31, 2003 from 7.11% for the year ended December 31, 2002. Average federal funds sold, other overnight investments and investment securities increased $12.4 million or 32.8% with the yield on investment securities decreasing to 2.84% for the year ended December 31, 2003 from 3.70% for the year ended December 31, 2002.

Interest Expense

Interest expense decreased $146 thousand or 4.2% to $3.4 million in 2003 compared to $3.5 million in 2002. The decrease can be attributed to a decline in average certificate of deposit rates to 2.88% in 2003 from 3.75% in 2002.

Provision for Credit Losses

The Company recorded a provision for credit losses of $50 thousand for the year ended December 31, 2003 compared to $25 thousand for the year ended December 31, 2002. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income increased $444 thousand or 27.1% during 2003 compared to 2002. The increase was attributable to higher fees charged on deposit products, fees generated by the Bank’s VISA check card, fees generated by the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building.

Noninterest Expense

Noninterest expense increased $445 thousand or 6.3% to $7.5 million in 2003 from $7.1 million in 2002. The increase in noninterest expense was primarily due to increases in compensation expense, higher occupancy costs and higher data processing expenses.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31,

(Dollars in thousands, except per share data)

	2004	2003	2002	2001	2000
Selected Financial Data

Total assets	$284,188	$231,338	$200,116	$166,681	$137,040
Total loans, net	202,296	167,123	145,735	111,347	87,411
Total deposits	226,834	190,577	163,989	144,884	118,020
Securities sold under agreement to repurchase	7,901	8,745	10,500	7,674	5,369
Long-term debt	30,000	15,000	10,000	—	—
Stockholder’s equity	18,662	16,448	15,078	13,860	13,362

Selected Operating Data

Interest income	$13,260	$11,477	$10,858	$10,901	$10,454
Interest expense	3,641	3,368	3,514	4,593	3,679

Net interest income	9,619	8,109	7,344	6,308	6,775
Provision for credit losses	294	50	25	—	36

Net interest income after provision for credit losses	9,325	8,059	7,319	6,308	6,739
Noninterest income	2,025	2,084	1,640	1,162	884
Noninterest expense	7,946	7,533	7,088	6,698	6,147

Income before income taxes	3,404	2,610	1,871	772	1,476
Income tax expense	1,231	936	644	266	504

Net income	$2,173	$1,674	$1,227	$506	$972

Key Financial Ratios and Other Data
Return on average assets
Net income divided by average assets	0.84%	0.75%	0.66%	0.33%	0.75%
Return on average equity
Net income divided by average equity	12.48%	10.60%	8.57%	3.70%	7.59%
Equity to asset ratio
Average equity divided by average assets	6.73%	7.11%	7.69%	8.88%	9.93%
Diluted earnings per share (1), (2)	$0.52	$0.41	$0.30	$0.13	$0.24
Book value per share (1), (2)	$4.61	$4.08	$3.75	$3.46	$3.32
Tangible book value per share (1), (2)	$4.61	$4.08	$3.75	$3.46	$3.32
Number of shares outstanding (1), (2)	4,050,480	4,031,932	4,022,947	4,009,183	4,020,820
Efficiency ratio	68.24%	73.90%	78.90%	89.67%	80.26%
Interest rate spread	3.71%	3.67%	3.92%	3.77%	5.03%
Net interest margin	4.00%	3.95%	4.30%	4.41%	5.57%
Risk based capital ratio – Tier 1	11.14%	12.17%	9.72%	11.14%	13.60%
Risk based capital ratio – Total	12.00%	13.09%	10.74%	12.64%	14.80%

(1)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on August 24, 2001.
(2)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2004, 2003 and 2002. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, increased to 3.71% for the year ended December 31, 2004 from 3.67% at December 31, 2003.

Consolidated Average Balances, Yields and Rates

(Balances in thousands)

	Years Ended
	December 31, 2004			December 31, 2003			December 31, 2002
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest Earning Assets
Federal funds sold and other overnight investments	$10,606	$157	1.48%	$17,618	$191	1.08%	$12,975	$217	1.67%
Investment securities	40,735	1,507	3.70%	32,599	1,235	3.79%	24,845	1,183	4.76%
Loans	189,130	11,596	6.13%	155,067	10,051	6.48%	133,022	9,458	7.11%

Total interest earning assets	240,471	13,260	5.51%	205,284	11,477	5.59%	170,842	10,858	6.36%
Noninterest Earning Assets
Cash and due from banks	7,607			6,540			5,827
Other assets	10,693			10,500			9,472

Total Assets	$258,771			$222,324			$186,141

Liabilities and Stockholders’ Equity
Interest Bearing Deposits
NOW accounts	$33,776	$78	0.23%	$29,025	$58	0.20%	$22,321	$62	0.28%
Money market accounts	36,392	354	0.97%	27,926	273	0.98%	26,608	386	1.45%
Savings accounts	22,395	87	0.39%	20,342	112	0.55%	17,357	185	1.07%
Certificates of deposit	79,523	2,110	2.65%	73,390	2,114	2.88%	62,571	2,344	3.75%
Repurchase agreements	8,730	159	1.82%	10,480	188	1.79%	8,752	232	2.65%
Long term borrowing	15,907	617	3.82%	10,000	456	4.50%	6,685	305	4.56%
Junior subordinated debt	5,000	236	4.64%	3,849	167	4.28%	—	—	0.00%

Total interest bearing liabilities	201,723	3,641	1.80%	175,012	3,368	1.92%	144,294	3,514	2.44%

Noninterest Bearing Liabilities
Demand deposit accounts	38,705			30,748			26,937
Other liabilities	937			764			588
Stockholders’ Equity	17,406			15,800			14,322

Total Liabilities and Stockholder’s Equity	$258,771			$222,324			$186,141

Interest rate spread			3.71%			3.67%			3.92%
Ratio of interest earning assets to interest bearing liabilities			119.21%			117.30%			118.40%
Net interest income and net interest margin		$9,619	4.00%		$8,109	3.95%		$7,344	4.30%

Rate/Volume Analysis

(Dollars in thousands)

	2004 vs. 2003				2003 vs. 2002
		Due to Change in				Due to Change in
	Increase or (Decrease)	Volume	Rate	Rate/ Volume	Increase or (Decrease)	Volume	Rate	Rate/ Volume
Interest income on:
Loans	$1,545	$2,208	$(544)	$(119)	$593	$1,567	$(836)	$(138)
Investment securities	272	309	(30)	(7)	52	369	(242)	(75)
Federal funds sold and other overnight investments	(34)	(76)	71	(29)	(26)	71	(73)	(24)

Total interest income	1,783	2,441	(503)	(155)	619	2,007	(1,151)	(237)

Interest expense on:
NOW accounts	20	10	9	1	(4)	18	(17)	(5)
Money market accounts	81	83	(1)	(1)	(113)	19	(126)	(6)
Savings accounts	(25)	12	(34)	(3)	(73)	32	(89)	(16)
Certificates of deposit	(4)	176	(166)	(14)	(230)	405	(541)	(94)
Repurchase agreements	(29)	(31)	3	(1)	(44)	46	(75)	(15)
Long term-borrowings	161	269	(68)	(40)	151	151	—	—
Junior subordinated debt	69	50	15	4	167	—	—	167

Total interest expense	273	569	(242)	(54)	(146)	671	(848)	31

Net interest income	$1,510	$1,872	$(261)	$(101)	$765	$1,336	$(303)	$(268)

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

Deposits, commercial reverse repurchase agreements, and lines of credit are the primary sources of the Bank’s funds for lending and investing activities. During 2004 the Company borrowed an additional $15.0 million from the Federal Home Loan Bank of Atlanta. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank’s deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 40.4% of the deposit portfolio at December 31, 2004. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts, accounted for 59.6% of the deposit portfolio at December 31, 2004. This represents a 1.8% decrease in the percentage of core deposits to total deposits. Core deposits accounted for 61.4% of the deposit portfolio at December 31, 2003.

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

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $35.7 million at December 31, 2004 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2004:

(Dollars in thousands)

Three Months or Less	Greater than Three Months to Six Months	Greater than Six Months to One Year	Greater than One Year	Total
$2,350	$1,605	$8,889	$22,867	$35,711

Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company’s control. For the years ended December 31, 2004 and 2003, the average cost of these borrowings was 1.82% and 1.79%, respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank (FHLB) with the ability to draw up to $113.7 million, and may borrow up to $12.5 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2004, the Bank had advances outstanding of $25.0 million under the Federal Home Loan Bank’s convertible advance program.

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

The following table summarizes the anticipated maturities or repricing of the Company’s interest earning assets and interest bearing liabilities as of December 31, 2004, and the Company’s interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company’s goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2004, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis

December 31, 2004 ($000)

	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets
Federal funds sold and other overnight investments	$7,213	$—	$—	$—	$7,213
Investment securities (1)	23,833	6,969	4,641	16,905	52,348
Loans (2) (3)	86,467	21,005	48,336	47,563	203,371

	$117,513	$27,974	$52,977	$64,468	$262,932

Liabilities
Interest bearing liabilities
NOW accounts	$32,844	$—	$—	$—	$32,844
Money market accounts	20,067	—	—	—	20,067
Savings accounts	42,757	—	—	—	42,757
Certificates of deposit (4)	8,038	30,762	52,893	—	91,693
Commercial repurchase agreements	7,901	—	—	—	7,901
Long-term borrowings	—	—	5,000	20,000	25,000
Junior subordinated debt	—	—	—	5,000	5,000

	$111,607	$30,762	$57,893	$25,000	$225,262

Interest sensitivity gap	$5,906	$(2,788)	$(4,916)	$39,468	37,670
Cumulative interest sensitivity gap	$5,906	$3,118	$(1,798)	$37,670
Cumulative interest sensitivity gap as a percentage of total assets	2.25%	1.19%	(0.68)%	14.33%

(1)	Net of Federal Reserve Bank and Federal Home Loan Bank stock, by call date.
(2)	Loans scheduled by contractual maturities.
(3)	Net of non-accrual loans of $599 thousand.
(4)	Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

At December 31, 2004, the Bank’s investment portfolio, which totaled $54.4 million, consisted of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $504,200 in stock of the Federal Reserve Bank of Richmond and $1,587,500 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2004, approximately 59.6% of the investment securities portfolio had contractual maturities of five years or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank’s policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of “B” or better to be held in the portfolio. The Bank’s investment policy designates the investment portfolio to be classified as “available-for-sale,” unless otherwise designated. At December 31, 2004, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

($000)

	2004	2003	2002	2001	2000
Available for Sale
U.S. Agency	$33,139	$28,167	$14,657	$23,346	$33,565
Mortgage-backed	19,209	8,798	4,692	4,931	—
Equity Securities	2,092	1,004	858	718	718

Total Securities	$54,440	$37,969	$20,207	$28,995	$34,283

The following table presents maturities and weighted average yields for investments in available-for-sale securities net of Federal Reserve Bank and Federal Home Loan Bank stock.

December 31, 2004

    ($000)

	Years to Maturity
	Within One Year		Within One Year to Five Years		Within Five to Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Agency	$—	0.00%	$30,166	3.51%	$2,974	4.54%
Mortgage-backed	—	0.00%	2,304	4.05%	1,640	4.44%

Total Debt Securities	$—	0.00%	$32,470	3.55%	$4,614	4.50%

	Greater than Ten Years
	Amount	Yield	Total
Available for Sale
U.S. Agency	$—	0.00%	$33,140
Mortgage-backed	15,264	4.25%	19,208

Total Debt Securities	$15,264	4.25%	$52,348

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

Years ended December 31,

    ($000)

	2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$42,248	20.7%	$41,173	24.4%	$32,445	22.0%	$24,368	21.5%	$19,323	21.6%
Real estate loans
Commercial	48,628	23.8%	44,214	26.2%	41,219	28.0%	38,498	34.0%	33,434	37.5%
Construction	32,004	15.7%	24,713	14.6%	25,060	17.0%	17,712	15.7%	16,945	19.0%
One-to four-family	32,571	16.0%	18,869	11.2%	20,233	13.7%	17,083	15.1%	11,036	12.4%
Home equity	28,194	13.8%	20,341	12.1%	14,319	9.7%	6,568	5.8%	4,372	4.9%
Consumer loans	20,325	10.0%	19,431	11.5%	14,140	9.6%	8,887	7.9%	4,107	4.6%

Total loans	203,970	100.0%	168,741	100.0%	147,416	100.0%	113,116	100.0%	89,217	100.0%

Less:
Deferred costs, (unearned income)	158		14		(103)		(193)		(250)
Allowance for credit losses	(1,832)		(1,632)		(1,578)		(1,576)		(1,556)

Net loans receivable	$202,296		$167,123		$145,735		$111,347		$87,411

The Bank’s loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2004 the Bank’s loan portfolio totaled $204.0 million, of which $42.2 million, or 20.7%, was commercial loans; $48.6 million, or 23.8%, was commercial real estate loans; $32.0 million, or 15.7%, was construction loans; $32.6 million, or 16.0%, was one- to four-family residential mortgage loans; $28.2 million, or 13.8%, was home equity loans, and; $20.4 million, or 10.0%, was consumer and other loans. All of the loans in the Bank’s portfolio are either adjustable-rate with terms to maturity of 30 days to 30 years or short- to intermediate-term fixed-rate loans.

Commercial Lending. The Bank offers commercial business loans to businesses operating in the Bank’s primary market area. These loans consist of lines of credit, which may require an annual repayment, adjustable-rate loans with terms of five to seven years, and fixed-rate loans with terms of up to five years. Such loans are generally secured by receivables, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less. The Bank also originates commercial loans which are guaranteed by the Small Business Administration. The Bank has been an active participant in a variety of SBA loan programs.

Year Ended December 31, 2004

    ($000)

	Due in One Year or Less	Due after One Year but before Five Years	Due after Five Years	Nonaccrual Loans	90 Days Past Due	Total
Real estate loans
Construction	$31,745	$259	$—	$—	$—	$32,004
Mortgage	3,846	15,144	13,581	—	—	32,571
Commercial	12,625	20,552	15,451	—	—	48,628
Commercial loans	29,609	9,620	2,707	312	—	42,248
Home equity loans	28,119	—	75	—	—	28,194
Consumer loans	1,528	2,761	15,749	287	—	20,325

Total loans	$107,472	$48,336	$47,563	$599	$—	$203,970

    ($000)

	Due After One Year
	Fixed Rate	Variable Rate	Total
Real estate loans
Construction	$259	$—	$259
Mortgage	15,539	13,186	28,725
Commercial	15,300	20,703	36,003
Commercial loans	8,590	3,737	12,327
Home equity loans	75	—	75
Consumer loans	3,743	14,767	18,510

Total loans	$43,506	$52,393	$95,899

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings and retail facilities located in the Bank’s primary market area. The Bank’s underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank’s current loans-to-one-borrower limit, which at December 31, 2004, was $3.7 million. These loans may be made with terms up to 25 years and are generally offered at interest rates which adjust annually or annually after an initial three- or five-year period in accordance with the prime rate, or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

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

At December 31, 2004, the Bank had construction loans, including land acquisition and development loans, totaling $32.0 million, or 15.7% of the Bank’s total loan portfolio, of which $8.8 million consisted of one- to four-family residential construction loans, $9.8 million consisted of commercial real estate construction loans and $13.4 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers’ ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be faced with a project which, when completed, has a value that is insufficient to assure full repayment.

One- to Four-Family Residential Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans, first and second mortgage loans secured by one- to four-family residences and lot loans for one- to four-family residences located throughout the Baltimore-Washington Metropolitan area. It is currently the general policy of the Bank to originate for sale in the secondary market one- to four-family fixed-rate residential mortgage loans which conform, except as to size, to the underwriting standards of Fannie Mae and Freddie Mac, and to originate for investment adjustable rate one- to four-family residential mortgage loans. The Bank generally does not retain the servicing rights of loans it sells and sells such loans without recourse, with the exception of recourse in the event of breaches in any representations or warranties made by the Bank. The Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. One- to four-family mortgage loan originations are generally obtained from the Bank’s loan representatives and their contacts in the local real estate industry, direct contacts made by the Bank’s and the Company’s directors, existing or past customers, and members of the local communities.

At December 31, 2004, one- to four-family residential mortgage loans totaled $32.6 million, or 16.0% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $3.3 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term, and $29.3 million were adjustable-rate loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 3 or 5 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank’s adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate adjustments on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

Home Equity Lending. As of December 31, 2004, home equity loans totaled $28.2 million, or 13.8% of the Bank’s total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 85% of the market value of the security property. Fixed-rate, fixed-term home equity loans are offered with terms up to ten years and home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank’s home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank’s portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. Unsecured consumer loans are made with a maximum term of three years and a maximum loan amount based on a borrower’s financial condition. At December 31, 2004, consumer loans totaled $20.4 million or 10.0% of total loans outstanding. Consumer loans are generally originated in the Bank’s primary market area.

Provision for Credit Losses and Credit Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions.

The Bank’s allowance for credit losses is established through a provision for loan losses based on management’s evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates an acceptable allowance for credit loss based upon loan risk ratings, prior periods’ charge-offs and specific loss reserves. This methodology is appropriate as the Bank has at least ten years of loan loss history, has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on individual loans. The calculation of the allowance is based, in part, upon historical loss factors, as adjusted, for the major loan categories over the prior eight quarters. The factors used to adjust the historical loss experience address various risk characteristics of the Bank’s loan portfolio including (1) trends in delinquencies and other nonperforming loans, (2) results of independent loan reviews, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in the Bank’s credit administration and loan portfolio management processes, (7) changes in the experience, ability and depth of lending management and staff, (8) the effect of the recent and rapid escalation of local real estate values on the level of potential credit losses in the Bank’s portfolio and (9) the impact of unresolved collateral and documentation exceptions on the potential credit losses in the Bank’s portfolio.

Management believes this approach effectively measures the risk associated with any particular loan or group of loans. The Board of Directors engages an independent loan review consultant to evaluate the adequacy of the Bank’s allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. The Bank recorded a total provision for credit losses of $294 thousand for the year ended December 31, 2004 and $50 thousand in 2003. The aggregate provision was based upon the results of quarterly evaluations using a combination of factors including the ratio of the allowance for credit losses to total gross loans, the Bank’s growth in total gross loans and the Bank’s net loan loss experience. Total gross loans increased by $35.2 million for the year ended December 31, 2004. The Bank recorded charge-offs of $105 thousand on loans deemed uncollectible and recovered $11 thousand of previously charged-off loans. As of December 31, 2004, the Bank’s allowance for credit losses was $1.8 million or 0.90% of total loans and 305.8% of non-performing loans as compared to $1.6 million, or 0.97% of total loans and 6,044.4% of non-performing loans as of December 31, 2003. The Bank had total non-performing loans of $599 thousand and $27 thousand at December 31, 2004 and December 31, 2003, respectively, and non-performing loans to total loans of 0.29% and 0.02% at December 31, 2004, and December 31, 2003, respectively. The increase in nonperforming assets from December 31, 2003 is attributable to two commercial loans to a single borrower and two home equity lines of credit. All four loans are adequately secured.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2004 the Bank had approximately $15.4 million in watch list loans compared to $15.2 million at December 31, 2003.

The Bank continues to monitor and modify its allowance for credit losses as conditions dictate. While management believes that, based on information currently available, the Bank’s allowance for credit losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank’s level of allowance for credit losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for credit losses. Management may in the future increase the level of allowance as its loan portfolio increases or as circumstances dictate.

The following table presents a three-year history for the allocation of the allowance for credit losses, reflecting use of the methodology presented above, along with the percentage of total loans in each category.

At December 31,

(Dollars in thousands)

	2004		2003		2002
	Amount	Loan Mix	Amount	Loan Mix	Amount	Loan Mix
Amount applicable to:
Commercial	$597	20.7%	$586	24.4%	$509	22.0%
Real estate
Commercial	623	23.8%	629	26.2%	567	28.0%
Residential	79	29.8%	21	23.3%	45	23.4%
Construction	320	15.7%	246	14.6%	250	17.0%
Consumer	213	10.0%	66	11.5%	83	9.6%
Non specific	—		84		124

Total allowance	$1,832		$1,632		$1,578

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

(Dollars in thousands)

	2004	2003	2002
Total loans outstanding - at December 31	$204,128	$168,755	$147,313
Average loans outstanding for the year	189,130	155,067	133,022

Allowance for credit losses at beginning of period	$1,632	$1,578	$1,576
Provision charged to expense	294	50	25
Chargeoffs:
Commercial loans	5	8	53
Consumer and other loans	100	18	19

Total	105	26	72
Recoveries:
Residential/commercial real estate loans	—	—	—
Commercial loans	1	12	47
Consumer and other loans	10	18	2

Total	11	30	49

Net chargeoffs (recoveries)	94	(4)	23

Allowance for credit losses at end of year	$1,832	$1,632	$1,578

Allowance for credit losses as a percent of total loans	0.90%	0.97%	1.07%
Net chargeoffs (recoveries) as a percent of average loans	0.05%	(0.02)%	0.02%

Contractual Obligations

The Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)

Payments due by Period	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt obligations	$25,000	$—	$5,000	$—	$20,000
Junior subordinated debt obligations	5,000	—	—	—	5,000
Operating lease obligations	1,062	162	154	98	648
Data processing contracts	958	311	462	185	—

	$32,020	$473	$5,616	$283	$25,648

Off-Balance Sheet Arrangements

As of December 31, 2004, the Company had a wholly-owned statutory trust formed for the purpose of issuing junior subordinated debentures in the form of trust preferred securities. The statutory trust has not been consolidated with the holding company.

The Company does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk is discussed further in Note 5 to the consolidated financial statements.

Capital Management

During 2004, Stockholders’ Equity increased by $2.3 million or 13.5% to $18.7 million from $16.4 million at December 31, 2003. The increase was primarily due to net income of $2.2 million and an increase in paid in capital of $88 thousand due to options exercised and expensed.

In April 1997, the Company’s employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 177,777 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 355,554 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options and grants vest over a five-year period. During 2004, 22,499 shares of common stock were granted under the 2000 Stock Incentive Plan. During 2004, 19,332 shares granted in prior years were forfeited, 16,347 shares were exercised and 69,136 unrestricted shares and 732 restricted shares were added to effect the four-for-three stock split in the form of a stock dividend issued on December 3, 2004. At December 31, 2004, the Company had a total of 276,588 options and 2,933 restricted shares granted and outstanding.

See Note 15 to the Consolidated Financial Statements for more information on the Company’s stock option plans.

A table of the Equity Compensation Plan Information is shown below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	279,521	$4.88	162,401
Equity compensation plans not approved by security holders	—	—	—

Total	279,521	$4.88	162,401

Regulatory Capital Requirements

The Federal Reserve’s capital regulations require state member banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio (the “leverage” ratio), and an 8% risk-based capital ratio. Tier 1 capital is defined as common stockholders’ equity (including retained earnings), certain non-cumulative perpetual preferred stock and related paid in capital, and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships.

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

At December 31, 2004, both the Company’s and the Bank’s Tier 1 and Total Risk-based capital ratios were 11.1% and 12.0%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 20 of the Consolidated Financial Statements for more information on the Bank’s risk-based capital ratios.

Regulation and Supervision

The Company, by virtue of its control of the Bank, is a registered bank holding company as amended under the Bank Holding Company Act of 1956 (“the Act”). As a bank holding company, the Company is required to file certain reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board (“FRB”) under the Act.

Effective November 1, 2000, the Company changed the Bank charter from a national charter to a state charter. As a result, the Bank is now regulated by the State of Maryland Department of Labor, Licensing and Regulation. The Bank is subject to extensive regulation, examination and supervision by the State of Maryland as its primary regulator, the Federal Reserve Bank of Richmond as its secondary regulator and the FDIC, as the deposit insurer. The Bank’s deposit accounts are insured up to applicable limits by the FDIC’s Bank Insurance Fund (“BIF”). The Bank must file reports with the Federal Reserve and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of other institutions. The state and the Federal Reserve conduct periodic examinations to test the Bank’s safety and soundness and compliance with various regulatory requirements. Many aspects of the Bank’s operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the State of Maryland, the Federal Reserve, the FDIC or Congress, could have a material adverse impact on the Company or the Bank and their operations.

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

The USA PATRIOT Act of 2002, as amended (the “Patriot Act”), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act’s requirements. The Patriot Act requires all “financial institutions,” as defined, to establish certain anti-money laundering compliance and due diligence programs. The Company has complied with all requirements of the Patriot Act.

Market Value and Dividend Information

The Company’s common stock is listed on “The NASDAQ Stock Market® SmallCap Market” under the symbol “ANNB.” The Company’s stock began trading on October 1, 1997. The Company has traded an average daily volume of 3,898 shares during 2004. At December 31, 2004 the closing price was $9.18 per share.

The Company’s high and low stock price during the last quarter of 2004 was $9.83 and $7.15, respectively.

As of March 1, 2005 the Company has outstanding 4,055,590 shares of common stock and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. During 2004 a four-for-three stock split in the form of a stock dividend was paid on December 3, 2004. The Company previously effectuated a four-for-three stock split in the form of a stock dividend which was paid on August 24, 2001. The 2004 split added 746,740 shares to those previously outstanding.

The Company has not paid a cash dividend since the first quarter of 2002 and has no current plans to resume payments of cash dividends. Management believes it is in the best interest of the Company to retain capital to support the growth of the Company.

Quarterly Average Stock Information*:

	2004			2003			2002
	Stock Price Range		Per Share	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st	$8.14	$6.53	$0.0000	$4.72	$4.20	$0.0000	$4.69	$3.26	$0.0100
2nd	7.71	6.95	0.0000	5.59	4.31	0.0000	4.58	4.13	0.0000
3rd	7.65	6.83	0.0000	6.89	5.39	0.0000	4.37	3.98	0.0000
4th	9.83	7.15	0.0000	7.43	6.57	0.0000	4.20	3.68	0.0000

*	Gives effect to a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

ANNAPOLIS BANCORP, INC.

Report of Independent Registered Public Accounting Firm

Audit Committee of the

Board of Directors and Stockholders

Annapolis Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ending December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period then ending December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

February 8, 2005

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000 except per share data)

December 31,	2004	2003
Assets
Cash and due from banks	$7,455	$6,033
Federal funds sold	7,213	8,014
Investment securities available for sale	54,440	37,969
Loans, less allowance for credit losses of $1,832 and $1,632	202,296	167,123
Premises and equipment, net	6,998	6,936
Accrued interest receivable	1,061	869
Deferred income taxes	490	477
Investment in bank owned life insurance	3,510	3,356
Other assets	732	561

Total assets	$284,195	$231,338

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$39,473	$33,385
Interest bearing	187,361	157,192
Securities sold under agreements to repurchase	7,901	8,745
Long-term borrowings	25,000	10,000
Guaranteed preferred beneficial interests in junior subordinated debentures	5,000	5,000
Accrued interest payable and other liabilities	798	568

Total liabilities	265,533	214,890

Stockholders’ Equity
Common stock, par value $0.01 per share; authorized 10,000,000 shares; issued and outstanding 4,050,480 shares in 2004 and 3,019,378 shares in 2003	41	30
Paid in capital	12,986	12,898
Retained earnings	5,877	3,704
Accumulated other comprehensive (loss) income	(242)	(184)

Total stockholders’ equity	18,662	16,448

Total liabilities and stockholders’ equity	$284,195	$231,338

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income ($000)

Years Ended December 31,	2004	2003	2002
Interest Income
Loans, including fees	$11,596	$10,051	$9,458
Federal funds sold	157	191	217
Mortgage-backed securities	401	331	257
U.S. Treasury securities and obligations of other U.S. Government agencies	1,106	904	926

Total interest income	13,260	11,477	10,858
Interest Expense
Certificates of deposit, $100,000 or more	780	689	627
Other deposits	1,849	1,868	2,350
Securities sold under agreements to repurchase	159	188	232
Interest on long term borrowings	853	623	305

Total interest expense	3,641	3,368	3,514

Net interest income	9,619	8,109	7,344
Provision for Credit Losses	294	50	25

Net interest income after provision for credit losses	9,325	8,059	7,319
Noninterest Income
Service charges and fees on deposits	1,309	1,195	694
Mortgage banking fees	239	448	315
Rental income	174	170	167
Other income	312	271	464
Net loss on sale of securities available for sale	(9)	—	—

Total noninterest income	2,025	2,084	1,640
Noninterest Expense
Personnel	4,586	4,217	3,885
Occupancy and equipment	962	984	968
Data processing	874	836	775
Marketing and advertising	220	265	285
Other operating	1,304	1,231	1,175

Total noninterest expense	7,946	7,533	7,088

Income Before Income Taxes	3,404	2,610	1,871
Income Tax Expense	1,231	936	644

Net Income	$2,173	$1,674	$1,227

Basic Earnings per Share	$0.54	$0.42	$0.31
Diluted Earnings per Share	$0.52	$0.41	$0.30

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity ($000 except share data)

For the years ending December 31, 2004, 2003 and 2002

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income
	Shares	Par Value
BALANCE January 1, 2002	2,996,629	$30	$12,796	$833	$201	$13,860
Net income	—	—	—	1,227	—	1,227	1,227
Dividends paid ($0.0298 per share)	—	—	—	(30)	—	(30)
Stock options exercised	8,899	—	35	—	—	35
Issuance of restricted stock	4,865	—	28	—	—	28
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(42)	(42)	(42)

BALANCE DECEMBER 31, 2002	3,010,393	30	12,859	2,030	159	15,078	1,185

Net income	—	—	—	1,674	—	1,674	1,674
Stock options exercised	6,784	—	26	—	—	26
Issuance of restricted stock	2,201	—	13	—	—	13
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(343)	(343)	(343)

BALANCE DECEMBER 31, 2003	3,019,378	30	12,898	3,704	(184)	16,448	1,331

Net income	—	—	—	2,173	—	2,173	2,173
Four-for-three stock split in the form of a stock dividend	1,012,554	10	(10)	—	—	—
Stock-based compensation	—	—	18	—	—	18
Stock options exercised	16,347	1	65	—	—	66
Issuance of restricted stock	2,201	—	15	—	—	15
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(58)	(58)	(58)

BALANCE DECEMBER 31, 2004	4,050,480	$41	$12,986	$5,877	$(242)	$18,662	$2,115

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows ($000)

Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities
Net income	$2,173	$1,674	$1,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	425	467	448
Provision for credit losses	294	50	25
Proceeds from stock options exercised	66	26	35
Issuance of restricted stock	15	13	28
Stock-based compensation	18	—	—
Deferred income taxes	17	63	1
Amortization of premiums and accretion of discounts, net	14	9	24
Loss on sale of securities	(9)	—	—
(Increase) decrease in:
Accrued interest receivable	(192)	(137)	123
Other assets	(372)	(233)	(177)
Increase (decrease) in
Accrued interest payable	71	(3)	62
Accrued income taxes, net of taxes refundable	(61)	(31)	(62)
Deferred loan origination fees	(144)	(117)	90
Other liabilities	220	54	284

Net cash provided from operations	2,535	1,835	2,108

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	10,358	26,817	33,683
Purchase of securities available for sale	(26,922)	(45,108)	(24,982)
Net decrease (increase) in federal funds sold	801	7,515	(1,819)
Net increase in loans receivable	(35,323)	(21,321)	(34,503)
Purchase of bank owned life insurance	—	—	(3,110)
Purchases of premises and equipment	(440)	(262)	(187)

Net cash used by investing activities	(51,526)	(32,359)	(30,918)

Cash Flows from Financing Activities
Net increase (decrease) in
Time deposits	18,102	8,434	3,179
Other deposits	18,155	18,153	15,928
Securities sold under agreements to repurchase	(844)	(1,755)	2,826
Long term borrowings	15,000	5,000	10,000
Payment of cash dividends	—	—	(30)

Net cash provided by financing activities	50,413	29,832	31,903

Net increase (decrease) in cash and cash equivalents	1,422	(692)	3,093
Cash and cash equivalents at beginning of year	6,033	6,725	3,632

Cash and cash equivalents at end of year	$7,455	$6,033	$6,725

Supplemental Cash Flow Information
Interest paid, including interest credited to accounts	$3,569	$3,368	$3,452
Income taxes paid	1,356	874	638

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Notes to Consolidated Financial Statements ($000 except share data)

For the years ended December 31, 2004, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform with the 2004 presentation.

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

Stock based compensation

The Company had previously accounted for stock based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied, in accordance with SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.”

During 2003 the Company adopted the prospective method of recognizing stock-based compensation provided by SFAS No. 148. Accordingly, expense is recognized for all employee awards granted, modified or settled after the beginning of 2003. Option awards granted in 2003 did not vest until 2004.

SFAS No. 123, “Accounting for Stock-Based Compensation,” established new accounting and reporting standards for stock-based employee compensation plans.

This standard defines a fair value-based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

The weighted average fair value of options granted during 2004, 2003, and 2002 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Risk free interest rate	3.94%	3.77%	4.66%
Expected volatility	33.04%	19.70%	15.00%
Expected life in years	7	7	10

Had compensation been determined in accordance with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2004	2003	2002
Net income as reported	$2,173	$1,674	$1,227
Add: Stock option employee compensation expense included in reported net income, net of related tax effect	18	—	—
Deduct: Total stock option employee compensation expense determined under the fair value method for all awards vested during the period, net of related tax effects	(55)	(75)	(64)

Proforma income	$2,136	$1,599	$1,163

Basic earnings per share
As reported	$0.54	$0.42	$0.31
Proforma	$0.52	$0.40	$0.29
Diluted earnings per share
As reported	$0.53	$0.41	$0.30
Proforma	$0.51	$0.39	$0.29

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

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“Interpretation No. 46”), which explains identification of variable interest entities and the assessment of whether to consolidate those entities. FIN 46 Revised (“FIN 46R”), issued in December 2003, replaces FIN 46. FIN 46R requires deconsolidation and re-characterization of the underlying consolidated debt obligation from the trust preferred securities obligation to the junior subordinated debenture obligation that exists between a company and its statutory trusts. In March 2003, the Company issued trust preferred securities through a wholly-owned statutory trust formed for that purpose. In accordance with FIN 46R, the statutory trust has not been consolidated with the holding company.

In November 2003, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF Abstract 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”) effective for fiscal years ending after December 15, 2003. This abstract provides guidelines on the meaning of other-than-temporary impairment and its application to investments, in addition to requiring quantitative and qualitative disclosures in the financial statements. These disclosures have been included in Note 3. In March 2004, the EITF issued a Consensus on Issue 03-1 (the “Consensus”) requiring that the provisions of EITF 03-1 be applied to cost-method investments for annual periods ending after June 30, 2004. The Consensus also requires several additional disclosures for cost-method investments. The Company has implemented the guidelines of this Consensus. The adoption of the Consensus did not have any impact on the Company’s financial statements.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments,” which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest lock commitment should generally be valued at zero at inception. The Company does not originate or fund mortgage loans sold in the secondary market, but rather receives a broker fee. This SAB did not have any effect on the Company’s financial position or results of operations.

2. CASH AND DUE FROM BANKS

Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank’s normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

The Bank normally maintains balances with other banks that exceed the federally insured limit. The average balance maintained in excess of the limit, including federal funds sold to the same bank, was approximately $3.5 million.

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2004
Available for sale
U.S. Government agency	$33,340	$36	$237	$33,139
Mortgage-backed securities	19,375	26	192	19,209
Federal Home Loan Bank stock	1,588	—	—	1,588
Federal Reserve Bank stock	504	—	—	504

	$54,807	$62	$429	$54,440

December 31, 2003
Available for sale
U.S. Government agency	$28,343	$42	$218	$28,167
Mortgage-backed securities	8,900	48	150	8,798
Federal Home Loan Bank stock	500	—	—	500
Federal Reserve Bank stock	504	—	—	504

	$38,247	$90	$368	$37,969

Proceeds from the sale of securities during 2004 were $1.9 million with realized net losses amounting to $9 thousand in 2004 on those sales compared to zero proceeds and no gains or losses in 2003 and 2002. Gains and losses are determined using the specific identification method.

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2004 are as follows:

		Continuous unrealized losses existing for		Total Unrealized Losses
	Fair Value	Less than 12 Months	More than 12 Months
December 31, 2004
Available for sale
U.S. Government agency	$21,110	$157	$82	$239
Mortgage-backed securities	13,815	100	90	190

	$34,925	$257	$172	$429

The available-for-sale investment portfolio has a fair value of approximately $54.4 million of which approximately $34.9 million of the securities have some unrealized losses from their purchase price. Of these securities, $21.1 million, or 60.4%, are government agency bonds and $13.8 million, or 39.6% are mortgage-backed securities. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The amortized cost and estimated fair value of securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Fair Value
December 31, 2004
Due within one year	$—	$—
Due after one through five years	32,666	32,470
Due after five years	20,049	19,878
Equity securities	2,092	2,092

	54,807	54,440

December 31, 2003
Due within one year	$351	$353
Due after one through five years	20,763	20,689
Due after five years	16,129	15,923
Equity securities	1,004	1,004

	38,247	37,969

At December 31, 2004, 2003 and 2002, investments available for sale with a carrying value of $13.2 million, $10.3 million and $16.8 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major classifications of loans are as follows:

	2004	2003
Real estate
Commercial	$71,830	$60,572
Residential	69,567	47,565
Commercial	42,248	41,173
Consumer	20,325	19,431

	203,970	168,741
Deferred loan origination costs (fees)	158	14
Allowance for credit losses	(1,832)	(1,632)

	(1,674)	(1,618)

Loans, net	$202,296	$167,123

The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year	$107,973	$91,075
Maturing over one to five years	48,337	40,704
Maturing over five years	47,660	36,962

	$203,970	$168,741

Transactions in the allowance for credit losses are as follows:

	2004	2003	2002
Balance, beginning of the year	$1,632	$1,578	$1,576
Provision charged to operations	294	50	25
Recoveries	11	30	49
Charge-offs	105	26	72

Balance, end of year	$1,832	$1,632	$1,578

The balance of nonaccrual and impaired loans is as follows:

	2004	2003	2002
Total guaranteed by the Small Business Administration	$—	$—	$37
Other nonaccrual loans	599	27	18
Total nonaccrual loans and impaired loans	599	27	55
Average impaired loans	141	86	112
Related allowance for credit losses	90	4	17
Interest collected	44	25	50
Balance of accrued interest not recorded	8	—	25

The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Loans that were 90 days or more past due, including nonaccrual loans were zero at December 31, 2004 and 2003 and $1.3 million at December 31, 2002.

Certain officers and directors (and directors’ companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

A summary of the activity of these loans follows:

	2004	2003
Beginning balance	$1,966	$2,329
Advances	2,626	129
Repayments	(182)	(492)
Change in officers and directors, net	697	—

Ending balance	$5,107	$1,966

5. CREDIT COMMITMENTS

Loan commitments outstanding, unused lines of credit and letters of credit are as follows:

Dollars in thousands	2004	2003
Loan commitments and lines of credit
Construction	$17,556	$26,639
Other	42,192	33,783

	$59,748	$60,422

Letter of credit
Deposit secured	$363	$351
Other	709	634

	$1,072	$985

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

6. INVESTMENT IN BANK OWNED LIFE INSURANCE

In 2002, the Bank purchased single premium policies of Bank Owned Life Insurance (BOLI) amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $154,000 in BOLI income for 2004 and $133,000 in 2003.

7. PREMISES AND EQUIPMENT

A summary of premises and equipment and the related depreciation is as follows:

	2004	2003
Land, land improvements and building	$6,206	$6,067
Leasehold improvements	657	697
Furniture, fixtures, and equipment	1,897	2,057

	8,760	8,821
Accumulated depreciation	1,762	1,885

Net premises and equipment	$6,998	$6,936

Depreciation and amortization expense was $425 thousand for 2004, $467 thousand for 2003 and $448 thousand for 2002.

9. LEASE COMMITMENTS

Lease obligations will require rent payments as follows:

Period	Minimum Rentals $(000)
2005	$162
2006	96
2007	58
2008	50
2009	48
Remaining years	648

$1,062

The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $178 thousand, $168 thousand and $149 thousand for 2004, 2003 and 2002, respectively.

10. DEPOSITS

Major classifications of deposits are as follows:

	2004	2003
Demand, noninterest bearing	$39,473	$33,385
NOW accounts	32,844	30,901
Savings and Money Market accounts	62,824	52,554
Time deposits, $100,000 and over	35,711	22,475
Other time	55,982	51,117

	$226,834	$190,432

Time deposits mature as follows:

Repricing or maturing within one year	$38,800	$41,881
Maturing over one to three years	44,466	25,299
Maturing over three to five years	8,427	6,412

	$91,693	$73,592

At December 31, 2004 and 2003 there were no time deposits with maturities in excess of five years.

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

The following table presents certain information for repurchase agreements:

	2004	2003
Balance outstanding, at year end	$7,901	$8,745
Average balance during the year	8,730	9,780
Average interest rate during the year	1.82%	1.79%
Maximum month-end balance	$10,538	$14,141

12. LONG TERM BORROWINGS

The Company had other long term borrowings at December 31, 2004 and 2003 as follows:

	2004	2003
FHLB 4.25% Advance due May 2007, Callable May 2005	$5,000	$5,000
FHLB 4.75% Advance due May 2012, Callable May 2007	5,000	5,000
FHLB 2.85% Advance due March 2014, Callable March 2009	5,000	—
FHLB 2.37% Advance due October 2014, Callable October 2006	10,000	—

Total	$25,000	$10,000

Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

13. GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors in a private pooled transaction. The variable rate on these securities adjusts quarterly based on the 90-day LIBOR rate plus 3.15%. The current rate is 5.70%. The proceeds were up-streamed to the Company as junior subordinated debt under the same terms and conditions. The Company then down-streamed $4,875,000 to the Bank in the form of additional capital. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I’s obligations with respect to the capital securities. These capital securities currently qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry a variable interest rate of 3.15% over the 90 day LIBOR, payable semiannually, with a non-call provision over the first five year period. Both the capital securities of Statutory Trust I and the junior subordinated debentures are scheduled to mature on March 26, 2033, unless called by the Company not earlier than March 26, 2008. Interest expense on the trust preferred securities for the years ended December 31, 2004 and 2003 totaled $236 thousand and $166 thousand, respectively.

Costs associated with the issuance of the trust preferred securities totaling $125,000 were capitalized and are being amortized through 2008. Amortization for the years ended December 31, 2004 and 2003 was $21 thousand.

14. PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants’ contributions. The Company’s contributions to the plan were $111 thousand in 2004, $111 thousand in 2003 and $95 thousand in 2002.

The Company has entered into individual Supplemental Executive Retirement Agreements (SERAs) with certain of its executives. The SERAs are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives’ retirement dates. Benefit accruals included in noninterest expense for 2004, 2003, and 2002 were $41.3 thousand, $48.6 thousand and $17.6 thousand, respectively.

15. STOCK OPTIONS AND RESTRICTED SHARES

In April 1997, the Company adopted a stock option plan, authorizing the issuance of 177,777 shares of common stock, intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan provided for granting options to purchase shares of common stock to the officers and other key employees of the Company and the Bank. Options granted under this plan have ten-year expiration dates with vesting periods from immediate to five years. After April 2000 no additional options could be granted under this plan.

In April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan, the Company’s compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to employees and directors, including members of the committee. Under this plan, up to 355,554 shares of Company stock, as adjusted for the August 24, 2001 and December 3, 2004 four-for-three stock splits in the form of stock dividends, may be awarded under the direction of the committee. The plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period.

A summary of the status of the Company’s performance-based stock option plans follows:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding, beginning of year	294,160	$3.36	275,873	$3.08	332,399	$2.84
Granted	29,996	7.77	27,330	6.05	43,333	4.12
Exercised	(21,794)	2.93	(9,043)	2.91	(11,864)	2.47
Forfeited	(25,774)	4.66	—	—	(87,995)	2.77

Outstanding, end of year	276,588	$3.75	294,160	$3.36	275,873	$3.08

Weighted fair value of options granted during the year		$4.88		$2.51		$2.22

These options expire as follows:

Expiration Date	Weighted Average Exercise Price	Options Vested	Nonvested
2007	$3.72	16,752	—
2008	6.09	7,998	—
2009	2.70	28,976	—
2010	2.42	42,662	10,666
2011	2.75	46,993	39,658
2012	4.12	17,333	26,000
2013	7.23	1,911	7,643
2014	7.77	—	29,996

		162,625	113,963

A summary of the status of the Company’s restricted share awards follows:

	2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Restricted Shares
Outstanding, beginning of year	5,866	$2.42	8,804	$2.42
Granted	—	—	—	—
Exercised	(2,933)	2.42	(2,938)	2.42
Forfeited	—	—	—	—

Outstanding, end of year	2,933	$2.42	5,866	$2.42

16. LINES OF CREDIT

The Bank is a member of the Federal Home Loan Bank system and may borrow up to $113.7 million. If funded, this line is secured by one- to four-family residential and commercial mortgage loans held in the Bank’s portfolio. In addition, the Bank has available secured and unsecured lines of credit of $12.5 million.

17. PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding at December 31, 2004 or 2003.

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

	December 31,	September 30,	June 30,	March 31,
2004
Interest income	$3,685	$3,364	$3,196	$3,015
Interest expense	1,082	903	858	798
Net interest income	2,603	2,461	2,338	2,217
Provision for credit losses	106	63	50	75
Net income	755	548	457	413
Comprehensive income (loss)	638	1,000	(183)	660
Earnings per share - basic	0.19	0.14	0.11	0.10
Earnings per share - diluted	0.18	0.13	0.11	0.10

2003
Interest income	$2,947	$2,867	$2,894	$2,769
Interest expense	821	848	880	819
Net interest income	2,126	2,019	2,014	1,950
Provision for credit losses	25	—	—	25
Net income	510	438	402	324
Comprehensive income	424	48	564	295
Earnings per share - basic	0.13	0.11	0.10	0.08
Earnings per share - diluted	0.12	0.11	0.10	0.08

2002
Interest income	$2,800	$2,853	$2,668	$2,537
Interest expense	868	914	885	847
Net interest income	1,932	1,939	1,783	1,690
Provision for credit losses	25	—	—	—
Net income	429	423	230	145
Comprehensive income	424	480	135	144
Earnings per share - basic	0.11	0.11	0.06	0.04
Earnings per share - diluted	0.11	0.10	0.06	0.04

19. INCOME TAXES

The components of income tax expense are as follows:

	2004	2003	2002
Current
Federal	$1,040	$715	$578
State	174	158	65

	1,214	873	643
Deferred	17	63	1

	$1,231	$936	$644

The components of the deferred taxes are as follows:

	2004	2003	2002
Provision for credit losses	$(70)	$(17)	$(1)
Revenues taxed not earned	—	54	28
Deferred compensation	(14)	(22)	—
Accrued expenses	—	6	(29)
Depreciation expense	55	37	3
Other	46	5	—

Deferred tax expense	$17	$63	$1

The components of the net deferred tax assets are as follows:

	2004	2003	2002
Deferred tax assets
Allowance for credit losses	$494	$424	$407
Deferred compensation	36	22	—
Revenue taxed not earned	—	—	54
Unrealized loss on securities available for sale	125	95	—
Accrued expenses	23	23	29

Total deferred tax assets	678	564	490
Deferred tax liabilities
Depreciation	137	82	45
Other	51	5	—
Unrealized gain on securities available for sale	—	—	82

Total deferred tax liabilities	188	87	127

Net deferred tax asset	$490	$477	$363

The differences between federal income taxes and the amount reported by the Company follow:

	2004	%	2003	%	2002	%
Income before income taxes	$3,404		$2,610		$1,871

Taxes computed at the federal income tax rate	$1,157	34.0%	$887	34.0%	$636	34.0%
Increases (decreases) resulting from State income taxes, net of federal benefit	122	3.6%	90	3.4%	43	2.3%
Nondeductible expenses	4	0.1%	4	0.2%	4	0.2%
Nontaxable income	(52)	(1.5)%	(45)	(1.7)%	(39)	(2.1)%

Income tax expense	$1,231	36.2%	$936	35.9%	$644	34.4%

20. CAPITAL STANDARDS

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements of the Company and the Bank as of December 31, 2004 and 2003 are as follows:

	Actual Amount	Ratio	Minimum Capital Adequacy Amount	Ratio	To be Well Capitalized Amount	Ratio
December 31, 2004
Total capital (to risk-weighted assets)
Company	$25,736	12.0%	$17,162	8.0%
Bank	$25,576	11.9%	$17,142	8.0%	$21,427	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$23,904	11.1%	$8,581	4.0%
Bank	$23,743	11.1%	$8,571	4.0%	$12,856	6.0%
Tier 1 capital (to average assets)
Company	$23,904	8.4%	$10,351	4.0%
Bank	$23,743	8.4%	$10,347	4.0%	$12,933	5.0%

December 31, 2003
Total capital (to risk-weighted assets)
Company	$23,264	13.1%	$14,217	8.0%
Bank	$23,141	13.1%	$14,208	8.0%	$17,760	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$21,632	12.2%	$7,108	4.0%
Bank	$21,509	12.2%	$7,104	4.0%	$10,656	6.0%
Tier 1 capital (to average assets)
Company	$21,632	9.4%	$9,241	4.0%
Bank	$21,509	9.4%	$9,236	4.0%	$11,545	5.0%

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

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
December 31,
Financial assets
Cash and due from banks	$7,455	$7,455	$6,033	$6,033
Federal funds sold	7,213	7,213	8,014	8,014
Investment securities (total)	54,440	54,440	37,969	37,969
Loans, net	202,296	201,937	167,123	167,062
Accrued interest receivable	1,061	1,061	869	869
Financial liabilities
Noninterest-bearing deposits	$39,473	$39,473	$33,385	$33,385
Interest-bearing deposits	187,361	187,521	157,192	157,701
Securities sold under agreements to repurchase	7,901	7,901	8,745	8,745
Long term borrowings	25,000	24,906	10,000	10,245
Junior subordinated debt	5,000	5,000	5,000	5,000
Accrued interest payable	162	162	94	94

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

22. EARNINGS PER SHARE

A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

In thousands(000)	2004	2003	2002
Weighted average shares outstanding, basic	4,050	4,028	4,019
Common stock equivalents	96	79	27

Average common shares and equivalents, fully diluted	4,146	4,107	4,046

Stock options outstanding that were antidilutive at December 31,	—	—	17

23. PARENT COMPANY FINANCIAL INFORMATION

The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

Balance Sheets

December 31,	2004	2003
Assets
Cash and due from banks	$68	$17
Due from subsidiaries	—	—
Investment in subsidiaries	23,657	21,481
Deferred income taxes and other assets	97	110

Total assets	$23,822	$21,608

Liabilities and Stockholders’ Equity
Junior subordinated debt	$5,155	$5,155
Due to subsidiaries	—	2
Other liabilities	5	3
Stockholders’ Equity
Common stock	41	30
Paid in capital	12,986	12,898
Retained earnings	5,877	3,704
Accumulated other comprehensive (loss) income	(242)	(184)

Total liabilities and stockholders’ equity	$23,822	$21,608

Statement of Income

Years Ended December 31,	2004	2003	2002
Interest income	$—	$—	$—
Interest expense	236	166	—

Net interest income	(236)	(166)	—
Equity in undistributed income of subsidiaries	2,234	1,741	1,305
Dividends from subsidiary	205	145	25

Total income	2,203	1,720	1,330
Noninterest expense
Compensation	34	13	44
Legal	14	28	—
Shareholder communications	119	114	112

Total expense	167	155	156

Income before income tax benefit	2,036	1,565	1,174
Income tax benefit	(137)	(109)	(53)

Net income	$2,173	$1,674	$1,227

Statements of Cash Flows

Years Ended December 31,	2004	2003	2002
Cash flows from operating activities
Net income	$2,173	$1,674	$1,227
Due from subsidiaries	(2)	13	(13)
Tax benefit received	(15)	(7)	70
Undistributed net income of subsidiary	(2,440)	(1,886)	(1,330)
Net Increase in other assets and liabilities	31	(99)	—

Net cash used for operations	(253)	(305)	(46)

Cash flows from financing activities
Proceeds from issuance of junior subordinated debentures	—	5,155	—
Downstream of capital to subsidiary	—	(4,875)	—
Investment in trust subsidiary	—	(155)	—
Dividends paid	—	—	(30)
Dividends received from Bank	205	145	25
Proceeds from stock options exercised and restricted stock issued	81	39	63
Options expensed	18	—	—

Net cash provided by financing activities	304	309	58

Net increase (decrease) in cash	51	4	12
Cash and equivalents at beginning of year	17	13	1

Cash and equivalents at end of year	$68	$17	$13