Form 10KSB, Exhibit 13
period 2005-12-31
ANNAPOLIS BANCORP INC
filed 2006-03-27
CIK 1041429

Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc. (the “Company”), formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the “Bank”) (formerly Annapolis National Bank), a federally insured community-oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, its five branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne’s County, Maryland. The Bank’s principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity loans and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

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

The Bank employed 79 full time and 10 part time individuals at December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following is management’s discussion and analysis of the financial condition and results of operations of Annapolis Bancorp, Inc. on a consolidated basis with its wholly owned subsidiary, BankAnnapolis, for the periods presented, and should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this annual report.

The Company reported net income for 2005 of $3.0 million, an increase of $809 thousand or 37.2% from 2004 net income of $2.2 million. The increase in 2005 earnings was primarily due to higher asset yields offset by an increase in interest expense. Earnings per diluted share were $0.71 compared to $0.52 per share in 2004.

The primary source of income of the Bank is interest on its loan and investment portfolios, while one of the principal expenses of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $11.5 million for 2005, an increase of $1.9 million or 19.3% compared to $9.6 million in 2004. Total assets were $304.9 million as of December 31, 2005, a $20.7 million or 7.3% increase over December 31, 2004 total assets of $284.2 million. The Company’s return on average assets was 0.97% and 0.84% for the years ending December 31, 2005, and 2004, respectively. The Company’s return on average equity was 15.04% and 12.41% for the years ending December 31, 2005, and 2004, respectively.

At December 31, 2005 the Bank’s gross loan portfolio totaled $204.5 million. Of this amount, $40.3 million or 19.7% were commercial loans, $55.5 million or 27.1% were commercial real estate loans, $25.6 million or 12.5% were construction loans, $39.0 million or 19.1% were one- to four-family residential mortgage loans, $25.1 million or 12.3% were home equity loans, and $19.0 million or 9.3% were consumer and other loans.

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

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements which can be found on page 23 and continuing to page 26. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management’s estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements found on page 24 describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial analysis.

Financial Condition as of December 31, 2005 and 2004 and Results of Operations for the Years then Ended

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

Total assets increased by $20.7 million or 7.3% during 2005 to $304.9 million from $284.2 million at December 31, 2005. Total deposits and securities sold under agreements to repurchase, the Company’s primary sources of funds, increased $28.2 million or 12.0% to $262.9 million from $234.7 million at December 31, 2005. Time deposits comprise the largest portion of the Bank’s total deposits, totaling $92.4 million or 36.9% of the Bank’s total deposits at December 31, 2005, compared to $91.7 million or 40.4% in 2004. Savings and money market accounts totaled $75.9 million or 30.4% of the Bank’s total deposits at December 31, 2005, compared to $62.8 million or 27.6% in 2004. NOW accounts totaled $38.2 million or 15.3% and $32.8 million or 14.5% of total deposits at December 31, 2005 and 2004, respectively. Demand, noninterest bearing accounts totaled $43.4 million or 17.4% of total deposits at December 31, 2005 and $39.5 million or 17.5% at December 31, 2004. Securities sold under agreements to repurchase increased $5.1 million or 64.6% to $13.0 million from $7.9 million at December 31, 2005. Long-term borrowings were $15.0 million at December 31, 2005 compared to $25.0 million at December 31, 2004.

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors. The proceeds of the securities were used to provide funding for future growth and to improve the Company’s capital ratios. The current cost of these securities is 7.67%.

The Company’s primary uses of funds are for loans and investments. Loans, excluding deferred fees/costs and discounts and the allowance for credit losses, increased by $452 thousand or 2.2% to $204.5 million at December 31, 2005 from $204.1 million a year earlier. Real estate loan balances increased by $11.4 million or 10.4% offset by decreases in commercial loans of $3.0 million or 7.1%, construction loans of $6.4 million or 20.0%, and; installment and other consumer loans of $1.5 million or 6.7%.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest income and interest expense and is generally affected by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table on page 7 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2005, was $11.5 million, representing an increase of $1.9 million or 19.3% from net interest income of $9.6 million for the year ended December 31, 2004. The increase in net interest income is due primarily to increased average loan and investment balances. The net interest margin was 4.00% for each of the years ended December 31, 2005 and 2004, respectively. Net interest income for 2005 includes $69 thousand of interest collected on a cash basis related to loans on nonaccrual status, compared to $44 thousand of interest collected on nonaccrual loans in 2004.

Interest Income

The Company’s interest income increased $3.8 million or 29.0% for the year ended December 31, 2005. The increase in interest income can be attributed to an increase in loan volume and loan yield as average loans increased $19.2 million or 10.1%, and loan yield improved to 6.76% for the year ended December 31, 2005 from 6.13% for the year ended December 31, 2004. Contributing to the increase in interest income is an increase in the investments and federal funds sold volume and an improvement in the overall portfolio yield. Average federal funds sold, other overnight investments and investment securities increased $27.1 million or 52.8%, while the yield on federal funds sold, other investments and investment securities increased to 3.85% for the year ended December 31, 2005 from 3.24% for the year ended December 31, 2004.

Interest Expense

The Company’s interest expense increased $2.0 million or 54.7% to $5.6 million for 2005, compared to $3.6 million for 2004. The increase in interest expense for the year ended December 31, 2005 can be attributed to higher deposit costs and an increase in the average balance of Federal Home Loan Bank borrowings rising to $23.0 million from $15.9 million for the year ended December 31, 2004. Offsetting the higher average balances of Federal Home Loan Bank convertible advances was a lower cost of borrowing decreasing to 3.40% for the year compared to 3.82% for the year end December 31, 2004. Also contributing to the increase in interest expense is an increase in the cost of long term borrowings in the form of junior subordinated debentures. Long term borrowings in the form of junior subordinated debentures had an average balance of $5 million for the years ended December 31, 2005 and 2004 with a cost of 6.45% for the year ended December 31, 2005 compared to 4.64% for the year ended December 31, 2004.

Provision for Credit Losses

The Company recorded a provision for credit losses of $442 thousand for the year ended December 31, 2005 compared to $294 thousand for the year ended December 31, 2004. The increase in provision was the result of higher loan volumes and net charge-offs of loans deemed uncollectible of $262 thousand for the year ended December 31, 2005 compared to net charge-offs of $94 thousand for the year ended December 31, 2004. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company’s primary sources of noninterest income are fees charged on deposit products, fees generated by the Bank’s VISA check card program, fees recognized on the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building. Included in noninterest income for the year ended December 31, 2005 is a one-time gain received of $201 thousand on the prepayment of a Federal Home Loan Bank convertible advance of $10.0 million compared to zero gains in 2004. Including this gain, noninterest income increased $185 thousand or 9.1% to $2.2 million from $2.0 million in 2004. Fees charged on deposit products decreased $102 thousand or 7.8%, while mortgage banking fees totaled $329 thousand for the year ended December 31, 2005, a 37.7% increase from fees of $239 thousand for the year ended December 31, 2004. The Company does not fund mortgage loans sold in the secondary market, but receives commissions from investors who fund the loans. Rental income on the headquarters building totaled $178 thousand for year ended December 31, 2005 compared to $174 thousand for the year ended December 31, 2004.

Noninterest Expense

Noninterest expense increased $676 thousand or 8.5% to $8.6 million at December 31, 2005, compared to $7.9 million at December 31, 2004. The increase in noninterest expense was primarily due to increases in personnel expense, higher occupancy costs associated with a temporary trailer for Kent Island and higher legal collection expenses.

Personnel expense increased $221 thousand or 4.8% to $4.8 million from $4.6 million, with $194 thousand related to salary increases, $105 thousand related to expensing stock options and the remainder related to payroll taxes and the higher costs of various employee benefit programs.

Occupancy and equipment expense increased $143 thousand or 14.9% due to costs associated with outfitting and occupying a temporary trailer during the construction of a new branch at the current location on Kent Island.

Marketing expense increased $156 thousand or 64.5% as the Company launched a new multi-media advertising campaign, while data processing expense increased $29 thousand or 4.5% due to increased account volumes and annual contractual increases from the Bank’s core processor. Other expenses increased $155 thousand or 7.2% due to legal costs associated with collection efforts .

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $1.6 million and $1.2 thousand in income tax expense for the years ended December 31, 2005 and 2004, respectively, for an effective tax rate of 35.4% in 2005 and 36.2% in 2004.

Results of Operations for the Years Ended December 31, 2004 and 2003

Net Income

Net income for the year ended December 31, 2004 totaled $2.2 million, a 29.8% increase from 2003 earnings of $1.7 million. Earnings per diluted share were $0.52 compared to $0.41 per diluted share for the year ended December 31, 2004.

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

Interest Income

Interest income increased $1.8 million or 15.5% in 2004 compared to 2003, primarily due to an increase in loan volume as average loans increased $34.1 million or 21.9% in 2004 while the loan yield decreased to 6.13% for the year ended December 31, 2004 from 6.48% for the year ended December 31, 2004. Average federal funds sold, other overnight investments and investment securities increased $1.1 million or 2.2% with the yield on investment securities increasing to 3.24% for the year ended December 31, 2004 from 2.84% for the year ended December 31, 2003.

Interest Expense

Interest expense increased $273 thousand or 8.1% to $3.6 million in 2004 compared to $3.4 million in 2003. The increase can be attributed to additional Federal Home Loan Bank borrowings and an increase in the cost of long term borrowings in the form of junior subordinate debentures.

Provision for Credit Losses

The Company recorded a provision for credit losses of $294 thousand for the year ended December 31, 2004 compared to $50 thousand for the year ended December 31, 2003. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income decreased $59 thousand or 2.8% during 2004 to $2.0 million from $2.1 million compared to 2003. The decrease was attributable to lower fees collected on deposit products and fees generated by the origination of brokered residential mortgage loans offset by, fees generated by the Bank’s VISA check card, and rental income from leasing space at the Bank’s headquarters building.

Noninterest Expense

Noninterest expense increased $413 thousand or 5.5% to $7.9 million in 2005 from $7.5 million in 2004. The increase in noninterest expense was primarily due to increases in compensation expense, higher occupancy costs and higher data processing expenses.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31,

(Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001
Selected Financial Data
Total assets	$304,916	$284,188	$231,338	$200,116	$166,681
Total loans, net	202,568	202,296	167,123	145,735	111,347
Total deposits	249,949	226,834	190,577	163,989	144,884
Securities sold under agreement to repurchase	12,986	7,901	8,745	10,500	7,674
Long-term debt	20,000	30,000	15,000	10,000	—
Stockholders’ equity	20,959	18,662	16,448	15,078	13,860

Selected Operating Data
Interest income	$17,104	$13,260	$11,477	$10,858	$10,901
Interest expense	5,633	3,641	3,368	3,514	4,593

Net interest income	11,471	9,619	8,109	7,344	6,308
Provision for credit losses	442	294	50	25	—

Net interest income after provision for credit losses	11,029	9,325	8,059	7,319	6,308
Noninterest income	2,210	2,025	2,084	1,640	1,162
Noninterest expense	8,622	7,946	7,533	7,088	6,698

Income before income taxes	4,617	3,404	2,610	1,871	772
Income tax expense	1,636	1,231	936	644	266

Net income	$2,981	$2,173	$1,674	$1,227	$506

Key Financial Ratios and Other Data
Return on average assets
Net income divided by average assets	0.97%	0.84%	0.75%	0.66%	0.33%
Return on average equity
Net income divided by average equity	15.04%	12.48%	10.60%	8.57%	3.70%
Equity to asset ratio
Average equity divided by average assets	6.46%	6.73%	7.11%	7.69%	8.88%
Diluted earnings per share (1), (2)	$0.71	$0.52	$0.41	$0.30	$0.13
Book value per share (1), (2)	$5.15	$4.61	$4.08	$3.75	$3.46
Tangible book value per share (1), (2)	$5.15	$4.61	$4.08	$3.75	$3.46
Number of shares outstanding (1), (2)	4,072,800	4,050,480	4,031,932	4,022,947	4,009,183
Efficiency ratio	63.02%	68.24%	73.90%	78.90%	89.67%
Interest rate spread	3.65%	3.71%	3.67%	3.92%	3.77%
Net interest margin	4.00%	4.00%	3.95%	4.30%	4.41%
Risk based capital ratio – Tier 1	12.31%	11.14%	12.17%	9.72%	11.14%
Risk based capital ratio – Total	13.23%	12.00%	13.09%	10.74%	12.64%

(1)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on August 24, 2001.
(2)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2005, 2004 and 2003. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 3.65% for the year ended December 31, 2005 from 3.71% at December 31, 2004.

Consolidated Average Balances, Yields and Rates

(Balances in thousands)

	Years Ended
	December 31, 2005			December 31, 2004			December 31, 2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest Earning Assets
Federal funds sold and other overnight investments	$17,449	$572	3.28%	$10,606	$157	1.48%	$17,618	$191	1.08%
Investment securities	60,997	2,446	4.01%	40,735	1,507	3.70%	32,599	1,235	3.79%
Loans	208,280	14,086	6.76%	189,130	11,596	6.13%	155,067	10,051	6.48%

Total interest earning assets	286,726	17,104	5.97%	240,471	13,260	5.51%	205,284	11,477	5.59%
Noninterest Earning Assets
Cash and due from banks	8,586			7,607			6,540
Other assets	11,379			10,693			10,500

Total Assets	$306,691			$258,771			$222,324

Liabilities and Stockholders’ Equity
Interest Bearing Deposits
NOW accounts	$36,251	$82	0.23%	$33,776	$78	0.23%	$29,025	$58	0.20%
Money market accounts	49,534	958	1.93%	36,392	354	0.97%	27,926	273	0.98%
Savings accounts	20,213	77	0.38%	22,395	87	0.39%	20,342	112	0.55%
Certificates of deposit	98.390	3,105	3.16%	79,523	2,110	2.65%	73,390	2,114	2.88%
Repurchase agreements	10,494	290	2.76%	8,730	159	1.82%	10,480	188	1.79%
Long term borrowing	23,027	794	3.40%	15,907	617	3.82%	10,000	456	4.50%
Junior subordinated debt	5,000	327	6.45%	5,000	236	4.64%	3,849	167	4.28%

Total interest bearing liabilities	242,909	5,633	2.32%	201,723	3,641	1.80%	175,012	3,368	1.92%

Noninterest Bearing Liabilities
Demand deposit accounts	42,933			38,705			30,748
Other liabilities	1,029			937			764
Stockholders’ Equity	19,820			17,406			15,800

Total Liabilities and Stockholders’ Equity	$306,691			$258,771			$222,324

Interest rate spread			3.65%			3.71%			3.67%
Ratio of interest earning assets to interest bearing liabilities			118.04			119.21%			117.30%
Net interest income and net interest margin		$11,471	4.00%		$9,619	4.00%		$8,109	3.95%

Rate/Volume Analysis

(Dollars in thousands)

	2005 vs. 2004				2004 vs. 2003
		Due to Change in				Due to Change in
	Increase or (Decrease)	Volume	Rate	Rate/ Volume	Increase or (Decrease)	Volume	Rate	Rate/ Volume
Interest income on:
Loans	$2,490	$1,174	$1,195	$121	$1,545	$2,208	($544)	($119)
Investment securities	939	749	127	63	272	309	(30)	(7)
Federal funds sold and other overnight investments	415	102	190	123	(34)	(76)	71	(29)

Total interest income	3,844	2,025	1,512	307	1,783	2,441	(503)	(155)

Interest expense on:
NOW accounts	4	6	(2)	—	20	10	9	1
Money market accounts	603	128	349	126	81	83	(1)	(1)
Savings accounts	(9)	(8)	(1)	—	(25)	12	(34)	(3)
Certificates of deposit	995	501	399	95	(4)	176	(166)	(14)
Repurchase agreements	132	32	83	17	(29)	(31)	3	(1)
Long term-borrowings	176	276	(69)	(31)	161	269	(68)	(40)
Junior subordinated debt	91	—	91	—	69	50	15	4

Total interest expense	1,992	935	850	207	273	569	(242)	(54)

Net interest income	$1,852	$1,090	$662	$100	$1,510	$1,872	($261)	($101)

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

Deposits, commercial reverse repurchase agreements, and lines of credit are the primary sources of the Bank’s funds for lending and investing activities. During 2005 the Company repaid a $10 million convertible advance from the Federal Home Loan Bank of Atlanta. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank’s deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 37.0% of the deposit portfolio at December 31, 2005. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts, accounted for 63.0% of the deposit portfolio at December 31, 2005. This represents a 16.6% increase in the percentage of core deposits to total deposits. Core deposits accounted for 59.6% of the deposit portfolio at December 31, 2004.

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

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $33.1 million at December 31, 2005 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2005:

(Dollars in thousands)

Three Months or Less	Greater than Three Months to Six Months	Greater than Six Months to One Year	Greater than One Year	Total
$ 5,625	$3,120	$7,479	$16,908	$33,132

Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company’s control. For the years ended December 31, 2005 and 2004, the average cost of these borrowings was 2.76% and 1.82%, respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank (FHLB) with the ability to draw up to $122.0 million, and may borrow up to $12.5 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2005, the Bank had advances outstanding of $15.0 million under the Federal Home Loan Bank’s convertible advance program.

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

The following table summarizes the anticipated maturities or repricing of the Company’s interest earning assets and interest bearing liabilities as of December 31, 2005, and the Company’s interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company’s goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2005, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis

December 31, 2005

($000)

	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets
Federal funds sold and other overnight investments	$3,400	$—	$—	$—	$3,400
Investment securities (1)	31,201	7,858	6,074	27,022	72,155
Loans (2) (3)	73,871	21,177	60,735	47,552	203,335

	$108,472	$29,035	$66,809	$74,574	$278,890

Liabilities
Interest bearing liabilities
NOW accounts	$38,161	$—	$—	$—	$38,161
Money market accounts	57,333	—	—	—	57,333
Savings accounts	18,608	—	—	—	18,608
Certificates of deposit (4)	15,253	25,011	52,135	—	92,399
Commercial repurchase agreements	12,986	—	—	—	12,986
Long-term borrowings	—	—	5,000	10,000	15,000
Junior subordinated debt	—	—	—	5,000	5,000

	$142,341	$25,011	$57,135	$15,000	$239,487

Interest sensitivity gap	($33,869)	$4,024	$9,674	$59,574	39,403
Cumulative interest sensitivity gap	($33,869)	($29,845)	($20,171)	$39,403
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(12.14)%	(10.70)%	(7.23)%	14.13%

(1)	Net of Federal Reserve Bank and Federal Home Loan Bank stock, by call date.
(2)	Loans scheduled by contractual maturities.
(3)	Net of non-accrual loans of $1.2 million.
(4)	Certificates of deposits scheduled by contractual maturities.

Investment Portfolio

At December 31, 2005, the Bank’s investment portfolio, which totaled $73.9 million, consisted almost entirely of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $504,200 in stock of the Federal Reserve Bank of Richmond and $1,242,900 in stock of the Federal Home Loan Bank of Atlanta (FHLB). Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2005, approximately 62.6% of the investment securities portfolio had contractual maturities of five years or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank’s policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of “B” or better to be held in the portfolio. The Bank’s investment policy designates the investment portfolio to be classified as “available-for-sale,” unless otherwise designated. At December 31, 2005, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

($000)

	2005	2004	2003	2001	2000
Available for Sale
U.S. Agency	$44,315	$33,139	$28,167	$14,657	$23,346
Mortgage-backed	27,840	19,209	8,798	4,692	4,931
Equity Securities	1,747	2,092	1,004	858	718

Total Securities	$73,902	$54,440	$37,969	$20,207	$28,995

The following table presents maturities and weighted average yields for investments in available-for-sale securities net of Federal Reserve Bank and Federal Home Loan Bank stock.

December 31, 2005

          ($000)

	Years to Maturity
	Within One Year		Within One Year to Five Years		Within Five to Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Agency	$996	4.23%	$41,394	3.81%	$1,925	4.62%
Mortgage-backed	—	0.00%	836	4.42%	691	4.68%

Total Debt Securities	$996	4.23%	$42,230	3.55%	$2,616	4.64%

	Greater than Ten Years
	Amount	Yield	Total
Available for Sale
U.S. Agency	$—	0.00%	$44,315
Mortgage-backed	26,313	4.48%	27,840

Total Debt Securities	$26,313	4.48%	$72,155

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

As of December 31,

($000)	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$40,260	19.7%	$42,248	20.7%	$41,173	24.4%	$32,445	22.0%	$24,368	21.5%
Real estate loans
Commercial	55,479	27.1%	48,628	23.8%	44,214	26.2%	41,219	28.0%	38,498	34.0%
Construction	25,646	12.5%	32,004	15.7%	24,713	14.6%	25,060	17.0%	17,712	15.7%
One-to four-family	39,018	19.1%	32,571	16.0%	18,869	11.2%	20,233	13.7%	17,083	15.1%
Home equity	25,134	12.3%	28,194	13.8%	20,341	12.1%	14,319	9.7%	6,568	5.8%
Consumer loans	18,977	9.3%	20,325	10.0%	19,431	11.5%	14,140	9.6%	8,887	7.9%

Total loans	204,514	100.0%	203,970	100.0%	168,741	100.0%	147,416	100.0%	113,116	100.0%

Less:
Deferred costs, (unearned income)	66		158		14		(103)		(193)
Allowance for credit losses	(2,012)		(1,832)		(1,632)		(1,578)		(1,576)

Net loans receivable	$202,568		$202,296		$167,123		$145,735		$111,347

The Bank’s loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2005 the Bank’s loan portfolio totaled $204.5 million, of which $40.3 million, or 19.7%, was commercial loans; $55.5 million, or 27.1%, was commercial real estate loans; $25.6 million, or 12.5%, was construction loans; $39.0 million, or 19.1%, was one- to four-family residential mortgage loans; $25.1 million, or 12.3%, was home equity loans, and; $19.0 million, or 9.3%, was consumer and other loans. All of the loans in the Bank’s portfolio are either adjustable-rate with terms to maturity of 30 days to 30 years or short- to intermediate-term fixed-rate loans.

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

As of December 31, 2005

($000)	Due in One Year or Less	Due after One Year but before Five Years	Due after Five Years	Nonaccrual Loans	90 Days Past Due	Total
Real estate loans
Construction	$23,471	$905	$500	$770	$—	$25,646
Mortgage	6,466	18,914	13,628	10	—	39,018
Commercial	16,296	23,061	15,424	—	698	55,479
Commercial loans	20,705	16,663	2,802	90	—	40,260
Home equity loans	25,134	—	—	—	—	25,134
Consumer loans	3,082	1,759	13,761	375	—	18,977

Total loans	$95,154	$61,302	$46,115	$1,245	$698	$204,514

	Due After One Year
($000)	Fixed Rate	Variable Rate	Total
Real estate loans
Construction	$1,405	$—	$1,405
Mortgage	14,911	17,631	32,542
Commercial	17,658	20,827	38,485
Commercial loans	12,808	6,657	19,465
Home equity loans	—	—	—
Consumer loans	3,023	12,497	15,520

Total loans	$49,805	$57,612	$107,417

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings and retail facilities located in the Bank’s primary market area. The Bank’s underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank’s current loans-to-one-borrower limit, which at December 31, 2005, was $4.2 million. These loans may be made with terms up to 30 years if owner occupied and are generally offered at interest rates which adjust annually or annually after an initial three- or five-year period in accordance with the prime rate, or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

Loans secured by commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the property’s value, debt service coverage ratio, and, under certain circumstances, additional collateral. The Bank generally requires personal guarantees on its commercial real estate loans.

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

At December 31, 2005, the Bank had construction loans, including land acquisition and development loans, totaling $25.6 million, or 12.5% of the Bank’s total loan portfolio, of which $6.8 million consisted of one- to four-family residential construction loans, $9.0 million consisted of commercial real estate construction loans and $9.8 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers’ ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be faced with a project which, when completed, has a value that is insufficient to assure full repayment.

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

At December 31, 2005, one- to four-family residential mortgage loans totaled $39.0 million, or 19.1% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $16.4 million were fixed-rate loans with terms of up to three years with a balloon payment at the end of the term, and $22.6 million were adjustable-rate loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 3 or 5 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank’s adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate increases on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

The Bank currently originates one- to four-family residential mortgage loans in amounts typically up to 80% (or higher with private mortgage insurance) of the lower of the appraised value or the selling price of the property securing the loan. Mortgage loans originated by the Bank generally include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank’s consent. Due-on-sale clauses are an important means of adjusting the yields on the Bank’s fixed-rate mortgage loan portfolio and the Bank has generally exercised its rights under these clauses.

Home Equity Lending. As of December 31, 2005, home equity loans totaled $25.1 million, or 12.3% of the Bank’s total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 90% of the market value of the security property. Home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank’s home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank’s portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. At December 31, 2005, consumer loans totaled $19.0 million or 9.3% of total loans outstanding. Consumer loans are generally originated in the Bank’s primary market area.

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

Management believes this approach effectively measures the risk associated with any particular loan or group of loans. The Board of Directors engages an independent loan review consultant to evaluate the adequacy of the Bank’s allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. The Bank recorded a total provision for credit losses of $442 thousand for the year ended December 31, 2005 and $294 thousand in 2004. The aggregate provision was based upon the results of quarterly evaluations using a combination of factors including the ratio of the allowance for credit losses to total gross loans, the Bank’s growth in total gross loans and the Bank’s net loan loss experience. Total gross loans increased by $500 thousand for the year ended December 31, 2005. The Bank recorded charge-offs of $300 thousand on loans deemed uncollectible and recovered $38 thousand of previously charged-off loans. As of December 31, 2005, the Bank’s allowance for credit losses was $2.0 million or 0.98% of total loans and 100.25% of nonperforming loans as compared to $1.8 million, or 0.90% of total loans and 305.8% of nonperforming loans as of December 31, 2004. The Bank had total nonperforming loans of $2.0 million and $599 thousand at December 31, 2005 and December 31, 2004, respectively, and nonperforming loans to total loans of 0.98% and 0.29% at December 31, 2005, and December 31, 2004, respectively. The increase in nonperforming assets from December 31, 2004 is attributable to two commercial real estate loans to a single borrower and two home equity lines of credit. All four loans are adequately secured.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2005 the Bank had approximately $7.2 million in watch list loans compared to $15.4 million at December 31, 2004.

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

At December 31,

(Dollars in thousands)

	2005		2004		2003
	Amount	Loan Mix	Amount	Loan Mix	Amount	Loan Mix
Amount applicable to:
Commercial	$586	19.7%	$597	20.7%	$586	24.4%
Real estate
Commercial	698	27.1%	623	23.8%	629	26.2%
Residential	81	31.6%	79	29.8%	21	23.3%
Construction	248	12.3%	320	15.7%	246	14.6%
Consumer	399	9.3%	213	10.0%	66	11.5%
Non specific	—	—	—	—	84	—

Total allowance	$2,012	100.0%	$1,832	100.0%	$1,632	100.0%

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

(Dollars in thousands)

	2005	2004	2003
Total loans outstanding - at December 31	$204,580	$204,128	$168,755
Average loans outstanding for the year	208,280	189,130	155,067

Allowance for credit losses at beginning of period	$1,832	$1,632	$1,578

Provision charged to expense	442	294	50

Chargeoffs:
Commercial loans	26	5	8
Consumer and other loans	274	100	18

Total	300	105	26

Recoveries:
Residential/commercial real estate loans	—	—	—
Commercial loans	5	1	12
Consumer and other loans	33	10	18

Total	38	11	30

Net chargeoffs (recoveries)	262	94	(4)

Allowance for credit losses at end of year	$2,012	$1,832	$1,632

Allowance for credit losses as a percent of total loans	0.98%	0.90%	0.97%
Net chargeoffs (recoveries) as a percent of average loans	0.13%	0.05%	(0.02)%

Contractual Obligations

The Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)

Payments due by Period	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt obligations	$15,000	$—	$5,000	$—	$10,000
Junior subordinated debt obligations	5,000	—	—	—	5,000
Operating lease obligations	1,508	166	252	224	871
Data processing contracts	642	311	277	54	—

	$22,155	$477	$5,529	$278	$15,871

Off-Balance Sheet Arrangements

As of December 31, 2005, the Company had a wholly-owned statutory trust formed for the purpose of issuing junior subordinated debentures in the form of trust preferred securities. The statutory trust has not been consolidated with the holding company.

The Company does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk is discussed further in Note 5 to the consolidated financial statements.

Capital Management

During 2005, Stockholders’ Equity increased by $2.3 million or 12.3% to $21.0 million from $18.7 million at December 31, 2004. The increase was primarily due to net income of $3.0 million and an increase in paid in capital of $185 thousand due to options exercised and expensed, offsetting the increase was a decrease in accumulated other comprehensive income of $869 thousand.

In April 1997, the Company’s employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 177,777 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options vest over a five year period. During April 2000, a new Company incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 355,554 shares of the Company’s common stock may be awarded under the direction of the Company’s compensation committee. Incentive stock options and grants vest over a five-year period. During 2005, 66,664 shares of common stock were granted under the 2000 Stock Incentive Plan. During 2005, 16,353 shares granted in prior years were forfeited, 19,387 shares were exercised At December 31, 2005, the Company had a total of 307,512 options and 2,933 restricted shares granted and outstanding.

See Note 15 to the Consolidated Financial Statements for more information on the Company’s stock option plans.

A table of the Equity Compensation Plan Information is shown below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	307,512	$5.75	112,091
Equity compensation plans not approved by security holders	—	—	—

Total	307,512	$5.75	112,091

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

At December 31, 2005, both the Company’s and the Bank’s Tier 1 and Total Risk-based capital ratios were 12.3% and 13.2%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 20 of the Consolidated Financial Statements for more information on the Bank’s risk-based capital ratios.

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

On February 8, 2006, President Bush signed into law the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”), as part of the Deficit Reduction Act of 2005, and on February 15, 2006, President Bush signed into law the technical and conforming amendments designed to implement FDIRA. FDIRA provides for legislative reforms to modernize the federal deposit insurance system.

Among other things, FDIRA mergers the SAIF and Bank Insurance Fund into a single Deposit Insurance Fund (DIF). The merger will become effective no later than July 1, 2006. All other substantive provisions of deposit insurance reform will not become effective until the FDIC issues final implementing regulations, which are due no later than November 5, 2006.

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

Market Value and Dividend Information

The Company’s common stock is listed on The NASDAQ Stock Market® under the symbol “ANNB.” The Company’s stock began trading on October 1, 1997. At December 31, 2005 the closing price was $8.98 per share.

As of March 1, 2006 the Company has outstanding 4,081,630 shares of common stock held by approximately 227 shareholders of record and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. During 2004 a four-for-three stock split in the form of a stock dividend was paid on December 3, 2004. The 2004 split added 746,740 shares to those previously outstanding.

The Company has no current plans to resume payments of cash dividends. Management believes it is in the best interest of the Company to retain capital to support the growth of the Company.

Quarterly Average Stock Information*:

	2005			2004
	Stock Price Range		Per Share Dividend	Stock Price Range		Per Share Dividend
Quarter	High	Low		High	Low
1st	$11.49	$9.03	$0.0000	$8.14	$6.53	$0.0000
2nd	10.36	8.80	0.0000	7.71	6.95	0.0000
3rd	10.00	8.95	0.0000	7.65	6.83	0.0000
4th	9.48	8.88	0.0000	9.83	7.15	0.0000

*	Gives effect to a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

ANNAPOLIS BANCORP, INC.

Report of Independent Registered Public Accounting Firm

Audit Committee of the

Board of Directors and Stockholders

Annapolis Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ending December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

February 15, 2006

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000)

December 31,	2005	2004
Assets
Cash and due from banks	$9,603	$7,455
Federal funds sold	3,400	7,213
Investment securities available for sale	73,902	54,440
Loans, less allowance for credit losses of $2,012 and $1,832	202,568	202,296
Premises and equipment, net	8,550	6,998
Accrued interest receivable	1,423	1,061
Deferred income taxes	1,128	490
Investment in bank owned life insurance	3,638	3,510
Other assets	704	732

Total assets	$304,916	$284,195

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$43,448	$39,473
Interest bearing	206,501	187,361
Securities sold under agreements to repurchase	12,986	7,901
Long-term borrowings	15,000	25,000
Guaranteed preferred beneficial interests in junior subordinated debentures	5,000	5,000
Accrued interest payable and other liabilities	1,022	798

Total liabilities	283,957	265,533

Stockholders’ Equity
Common stock, par value $0.01 per share; authorized 10,000,000 shares; issued and outstanding 4,072,800 shares in 2005 and 4,050,480 shares in 2004	41	41
Paid in capital	13,171	12,986
Retained earnings	8,858	5,877
Accumulated other comprehensive (loss)	(1,111)	(242)

Total stockholders’ equity	20,959	18,662

Total liabilities and stockholders’ equity	$304,916	$284,195

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income ($000 except per share data)

Years Ended December 31,	2005	2004	2003
Interest Income
Loans, including fees	$14,086	$11,596	$10,051
Federal funds sold	572	157	191
Mortgage-backed securities	899	401	331
U.S. Treasury securities and obligations of other U.S. Government agencies	1,547	1,106	904

Total interest income	17,104	13,260	11,477

Interest Expense
Certificates of deposit, $100,000 or more	1,215	780	689
Other deposits	3,007	1,849	1,868
Securities sold under agreements to repurchase	290	159	188
Interest on long term borrowings	1,121	853	623

Total interest expense	5,633	3,641	3,368

Net interest income	11,471	9,619	8,109
Provision for Credit Losses	442	294	50

Net interest income after provision for credit losses	11,029	9,325	8,059

Noninterest Income
Service charges and fees on deposits	1,207	1,309	1,195
Mortgage banking fees	329	239	448
Rental income	178	174	170
Other income	496	312	271
Net loss on sale of securities available for sale	—	(9)	—

Total noninterest income	2,210	2,025	2,084

Noninterest Expense
Personnel	4,807	4,586	4,217
Occupancy and equipment	1,105	962	984
Data processing	903	874	836
Marketing and advertising	398	220	265
Other operating	1,409	1,304	1,231

Total noninterest expense	8,622	7,946	7,533

Income Before Income Taxes	4,617	3,404	2,610
Income Tax Expense	1,636	1,231	936

Net Income	$2,981	$2,173	$1,674

Basic Earnings per Share	$0.73	$0.54	$0.42
Diluted Earnings per Share	$0.71	$0.52	$0.41

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity ($000)

For the years ended December 31, 2005, 2004 and 2003

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income
	Shares	Par Value
BALANCE January 1, 2003	3,010,393	$30	$12,859	$2,030	$159	$15,078
Net income	—	—	—	1,674	—	1,674	1,674
Stock options exercised	6,784	—	26	—	—	26
Issuance of restricted stock	2,201	—	13	—	—	13
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(343)	(343)	(343)

BALANCE DECEMBER 31, 2003	3,019,378	30	12,898	3,704	(184)	16,448	1,331

Net income	—	—	—	2,173	—	2,173	2,173
Four-for-three stock split in the form of a stock dividend	1,012,554	10	(10)	—	—	—
Stock-based compensation	—	—	18	—	—	18
Stock options exercised	16,347	1	65	—	—	66
Issuance of restricted stock	2,201	—	15	—	—	15
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(58)	(58)	(58)

BALANCE DECEMBER 31, 2004	4,050,480	41	12,986	5,877	(242)	18,662	2,115

Net income	—	—	—	2,981	—	2,981	2,981
Stock-based compensation	—	—	123	—	—	123
Stock options exercised	19,387	—	55	—	—	55
Issuance of restricted stock	2,933	—	7	—	—	7
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(869)	(869)	(869)

BALANCE DECEMBER 31, 2005	4,072,800	$41	$13,171	$8,858	($1,111)	$20,959	$2,112

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows ($000)

Years Ended December 31,	2005	2004	2003
Cash Flows from Operating Activities
Net income	$2,981	$2,173	$1,674
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	454	425	467
Provision for credit losses	442	294	50
Proceeds from stock options exercised	55	66	26
Issuance of restricted stock	7	15	13
Stock-based compensation	123	18	—
Deferred income taxes	(190)	17	63
Earnings on life insurance policies	(128)	(154)	(133)
Amortization of premiums and accretion of discounts, net	47	14	9
Loss on sale of securities	—	(9)	—
Increase in:
Accrued interest receivable	(362)	(192)	(137)
Other assets	(2)	(218)	(100)
Increase (decrease) in
Accrued interest payable	(44)	71	(3)
Accrued income taxes, net of taxes refundable	352	(61)	(31)
Deferred loan origination fees	92	(144)	(117)
Other liabilities	(84)	220	54

Net cash provided from operations	3,743	2,535	1,835

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	5,763	10,358	26,817
Purchase of securities available for sale	(26,589)	(26,922)	(45,108)
Net decrease (increase) in federal funds sold	3,813	801	7,515
Net increase in loans receivable	(806)	(35,323)	(21,321)
Purchases of premises and equipment	(1,976)	(440)	(262)

Net cash used by investing activities	(19,795)	(51,526)	(32,359)

Cash Flows from Financing Activities
Net increase (decrease) in
Time deposits	705	18,102	8,434
Other deposits	22,410	18,155	18,153
Securities sold under agreements to repurchase	5,085	(844)	(1,755)
Long term borrowings	(10,000)	15,000	5,000

Net cash provided by financing activities	18,200	50,413	29,832

Net increase (decrease) in cash and cash equivalents	2,148	1,422	(692)
Cash and cash equivalents at beginning of year	7,455	6,033	6,725

Cash and cash equivalents at end of year	$9,603	$7,455	$6,033

Supplemental Cash Flow Information
Interest paid, including interest credited to accounts	$5,675	$3,569	$3,368
Income taxes paid	1,624	1,356	874

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Notes to Consolidated Financial Statements ($000 except share data)

For the years ended December 31, 2005, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform with the 2005 presentation.

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

The weighted average fair value of options granted during 2005, 2004, and 2003 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	0.00%	0.00%	0.00%
Risk free interest rate	3.86	3.94%	3.77%
Expected volatility	35.39%	33.04%	19.70%
Expected life in years	7	7	7

Had compensation been determined in accordance with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2005	2004	2003
Net income as reported	$2,981	$2,173	$1,674
Add: Stock option employee compensation expense included in reported net income, net of related tax effect	81	18	—
Deduct: Total stock option employee compensation expense determined under the fair value method for all awards vested during the period, net of related tax effects	(107)	(55)	(75)

Proforma income	$2,955	$2,136	$1,599

Basic earnings per share
As reported	$0.73	$0.54	$0.42
Proforma	$0.72	$0.52	$0.40
Diluted earnings per share
As reported	$0.71	$0.53	$0.41
Proforma	$0.70	$0.51	$0.39

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

New Accounting Pronouncements

SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

SFAS No. 123, “Share-Based Payment (Revised 2004).” SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Corporation on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Corporation will transition to fair-value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application, as it is applicable to the Corporation, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

Based on the stock-based compensation awards outstanding as of December 31, 2005 for which the requisite service is not expected to be fully rendered prior to January 1, 2006, the Corporation expects to recognize total pre-tax, quarterly compensation cost of approximately $40 thousand beginning in the first quarter of 2006, in accordance with the accounting requirements of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption SFAS 123R.

Financial Accounting Standards Board Staff Positions

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Corporation does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

2. CASH AND DUE FROM BANKS

Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank’s normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

The Bank normally maintains balances with other banks that exceed the federally insured limit. The average balance maintained in excess of the limit, including federal funds sold to the same bank, was approximately $7.9 million.

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2005
Available for sale
U.S. Government agency	$45,342	$—	$1,027	$44,315
Mortgage-backed securities	28,497	1	658	27,840
Federal Home Loan Bank stock	1,243	—	—	1,243
Federal Reserve Bank stock	504	—	—	504

	$75,586	$1	$1,685	$73,902

December 31, 2004
Available for sale
U.S. Government agency	$33,340	$36	$237	$33,139
Mortgage-backed securities	19,375	26	192	19,209
Federal Home Loan Bank stock	1,588	—	—	1,588
Federal Reserve Bank stock	504	—	—	504

	$54,807	$62	$429	$54,440

No securities were sold during 2005. Proceeds from the sale of securities during 2004 were $1.9 million compared to zero proceeds in 2003. No losses were recognized in 2005. Net losses of $9 thousand and zero were recognized in 2004 and 2003 respectively. Gains and losses are determined using the specific identification method.

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2005 are as follows:

		Continuous unrealized losses existing for
	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
December 31, 2005
Available for sale
U.S. Government agency	$44,315	$367	$660	$1,027
Mortgage-backed securities	27,840	296	362	658

	$72,155	$663	$1,022	$1,685

The available-for-sale investment portfolio has a fair value of approximately $72.2 million of which all but $192 thousand show an unrealized loss from the purchase price. Of these securities, $44.3 million, or 61.4%, are government agency bonds and $27.8 million, or 38.6% are mortgage-backed securities. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The amortized cost and estimated fair value of securities by contractual maturities are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Fair Value
December 31, 2005
Due within one year	$1,000	$996
Due after one through five years	43,191	42,230
Due after five years	29,648	28,929
Equity securities	1,747	1,747

	75,586	73,902

At December 31, 2005, 2004 and 2003, investments available for sale with a carrying value of $14.5 million, $13.2 million and $10.3 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major classifications of loans are as follows:

	2005	2004
Real estate
Commercial	$74,288	$71,830
Residential	70,989	69,567
Commercial	40,260	42,248
Consumer	18,977	20,325

	204,514	203,970
Deferred loan origination costs (fees)	66	158
Allowance for credit losses	(2,012)	(1,832)

	(1,946)	(1,674)

Loans, net	$202,568	$202,296

The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year	$95,930	$107,973
Maturing over one to five years	61,504	48,337
Maturing over five years	47,080	47,660

	$204,514	$203,970

Transactions in the allowance for credit losses are as follows:

	2005	2004	2003
Balance, beginning of the year	$1,832	$1,632	$1,578
Provision charged to operations	442	294	50
Recoveries	38	11	30
Charge-offs	300	105	26

Balance, end of year	$2,012	$1,832	$1,632

The balance of nonaccrual and impaired loans is as follows:

	2005	2004	2003
Total guaranteed by the Small Business Administration	$65	$—	$—
Other nonaccrual loans	1,245	599	27
Total nonaccrual loans and impaired loans	2,007	599	27
Average impaired loans	1,144	141	86
Related allowance for credit losses	108	90	4
Interest collected	69	44	25
Balance of accrued interest not recorded	119	8	—

The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Loans that were 90 days or more past due, including nonaccrual loans were $698 thousand at December 31, 2005 and zero at December 31, 2004.

Certain officers and directors (and directors’ companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

A summary of the activity of these loans follows:

	2005	2004
Beginning balance	$5,107	$1,966
Advances	2,527	2,626
Repayments	(200)	(182)
Change in officers and directors, net	1	697

Ending balance	$7,435	$5,107

5. CREDIT COMMITMENTS

Loan commitments outstanding, unused lines of credit and letters of credit are as follows:

Dollars in thousands	2005	2004
Loan commitments and lines of credit
Construction	$23,848	$17,556
Other	39,780	42,192

	$63,628	$59,748

Letter of credit
Deposit secured	$382	$363
Other	854	709

	$1,236	$1,072

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

6. INVESTMENT IN BANK OWNED LIFE INSURANCE

In 2002, the Bank purchased single premium policies of Bank Owned Life Insurance (BOLI) amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $128,000 in BOLI income for 2005, $154,000 in 2004 and $133,000 in 2003.

7. PREMISES AND EQUIPMENT

A summary of premises and equipment and the related depreciation is as follows:

	2005	2004
Land, land improvements and building	$6,309	$6,079
Leasehold improvements	678	657
Furniture, fixtures, and equipment	1,962	1,897
Construction in progress	1,716	127

	10,665	8,760
Accumulated depreciation	2,115	1,762

Net premises and equipment	$8,550	$6,998

Depreciation and amortization expense was $454 thousand for 2005, $425 thousand for 2004 and $467 thousand for 2003. For the year ended December 31, 2005 $13 thousand of interest was capitalized in association with the construction in progress. No interest was capitalized for the years ended December 31, 2004 and 2003.

9. LEASE COMMITMENTS

Lease obligations will require rent payments as follows:

Period	Minimum Rentals $(000)
2006	$162
2007	130
2008	121
2009	120
2010	104
Remaining years	871

$1,508

The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $180 thousand, $178 thousand and $168 thousand for 2005, 2004 and 2003, respectively.

10. DEPOSITS

Major classifications of deposits are as follows:

	2005	2004
Demand, noninterest bearing	$43,448	$39,473
NOW accounts	38,162	32,844
Savings and Money Market accounts	75,941	62,824
Time deposits, $100,000 and over	33,132	35,711
Other time	59,266	55,982

	$249,949	$226,834

Time deposits mature as follows:

Repricing or maturing within one year	$40,263	$38,800
Maturing over one to three years	47,372	44,466
Maturing over three to five years	4,763	8,427

	$92,398	$91,693

At December 31, 2005 and 2004 there were no time deposits with maturities in excess of five years.

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

The following table presents certain information for repurchase agreements:

	2005	2004	2003
Balance outstanding, at year end	$12,986	$7,901	$8,745
Average balance during the year	10,494	8,730	9,870
Average interest rate during the year	2.76%	1.82%	1.79%
Maximum month-end balance	$13,164	$10,538	$14,141

12. LONG TERM BORROWINGS

The Company had other long term borrowings at December 31, 2005 and 2004 as follows:

	2005	2004
FHLB 4.25% Advance due May 2007, Callable May 2005	$5,000	$5,000
FHLB 4.75% Advance due May 2012, Callable May 2007	5,000	5,000
FHLB 2.85% Advance due March 2014, Callable March 2009	5,000	5,000
FHLB 2.37% Advance due October 2014, Callable October 2006	—	10,000

Total	$15,000	$25,000

Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

13. GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors in a private pooled transaction. The variable rate on these securities adjusts quarterly based on the 90-day LIBOR rate plus 3.15%. The current rate is 7.67%. The proceeds were up-streamed to the Company as junior subordinated debt under the same terms and conditions. The Company then down-streamed $4,875,000 to the Bank in the form of additional capital. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I’s obligations with respect to the capital securities. These capital securities currently qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry a variable interest rate of 3.15% over the 90 day LIBOR, payable semiannually, with a non-call provision over the first five year period. Both the capital securities of Statutory Trust I and the junior subordinated debentures are scheduled to mature on March 26, 2033, unless called by the Company not earlier than March 26, 2008. Interest expense on the trust preferred securities for the years ended December 31, 2005 and 2004 totaled $327 thousand and $236 thousand, respectively.

Costs associated with the issuance of the trust preferred securities totaling $125,000 were capitalized and are being amortized through 2008. Amortization for the years ended December 31, 2005, 2004 and 2003 was $21 thousand.

14. PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants’ contributions. The Company’s contributions to the plan were $107 thousand in 2005, $111 thousand in 2004 and $95 thousand in 2003.

The Company has entered into individual Supplemental Executive Retirement Agreements (SERAs) with certain of its executives. The SERAs are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives’ retirement dates. Benefit accruals included in noninterest expense for 2005, 2004, and 2003 were $52 thousand, $41 thousand and $49 thousand, respectively.

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

A summary of the status of the Company’s performance-based stock option plans follows:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding, beginning of year	276,588	$3.75	294,160	$3.36	275,873	$3.08
Granted	66,664	9.30	29,996	7.77	27,330	6.05
Exercised	(19,387)	2.87	(21,794)	2.93	(9,043)	2.91
Forfeited	(16,353)	7.37	(25,774)	4.66	—	—

Outstanding, end of year	307,512	$5.75	276,588	$3.75	294,160	$3.36

Weighted fair value of options granted during the year		$3.86		$4.88		$2.51

These options expire as follows:

Expiration Date	Weighted Average Exercise Price	Options Vested	Nonvested
2007	$3.86	12,108	—
2008	6.13	6,221	—
2009	2.72	26,666	—
2010	2.42	53,328	—
2011	2.74	55,200	17,774
2012	4.12	26,000	17,333
2013	7.23	3,821	5,733
2014	7.62	3,332	13,332
2015	9.30	—	66,664

		186,676	120,836

A summary of the status of the Company’s restricted share awards follows:

	2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Restricted Shares
Outstanding, beginning of year	2,933	$2.42	5,866	$2.42
Granted	—	—	—	—
Exercised	(2,933)	2.42	(2,933)	2.42
Forfeited	—	—	—	—

Outstanding, end of year	—	$2.42	2,933	$2.42

16. LINES OF CREDIT

The Bank is a member of the Federal Home Loan Bank system and may borrow up to $122.0 million. If funded, this line is secured by one- to four-family residential and commercial mortgage loans held in the Bank’s portfolio. In addition, the Bank has available secured and unsecured lines of credit of $12.5 million.

17. PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding at December 31, 2005 or 2004.

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

	December 31,	September 30,	June 30,	March 31,
2005
Interest income	$4,498	$4,440	$4,222	$3,944
Interest expense	1,565	1,535	1,376	1,157
Net interest income	2,933	2,905	2,846	2,787
Provision for credit losses	149	73	75	145
Net income	1,011	678	672	620
Comprehensive income (loss)	646	287	1,081	98
Earnings per share - basic	0.25	0.17	0.16	0.15
Earnings per share - diluted	0.24	0.16	0.16	0.15

2004
Interest income	$3,685	$3,364	$3,196	$3,015
Interest expense	1,082	903	858	798
Net interest income	2,603	2,461	2,338	2,217
Provision for credit losses	106	63	50	75
Net income	755	548	457	413
Comprehensive income	638	1,000	(183)	660
Earnings per share - basic	0.19	0.14	0.11	0.10
Earnings per share - diluted	0.18	0.13	0.11	0.10

2003
Interest income	$2,947	$2,867	$2,894	$2,769
Interest expense	821	848	880	819
Net interest income	2,126	2,019	2,014	1,950
Provision for credit losses	25	—	—	25
Net income	510	438	402	324
Comprehensive income	424	48	564	295
Earnings per share - basic	0.13	0.11	0.10	0.08
Earnings per share - diluted	0.12	0.11	0.10	0.08

19. INCOME TAXES

The components of income tax expense are as follows:

	2005	2004	2003
Current
Federal	$1,559	$1,040	$715
State	267	174	158

	1,826	1,214	873
Deferred	(190)	17	63

	$1,636	$1,231	$936

The components of the deferred taxes are as follows:

	2005	2004	2003
Provision for credit losses	($133)	($70)	($17)
Deferred compensation	(26)	(14)	(22)
Depreciation expense	(22)	55	37
Other	(27)	46	65

Deferred tax expense	($190)	$17	$63

The components of the net deferred tax assets are as follows:

	2005	2004	2003
Deferred tax assets
Allowance for credit losses	$630	$494	$424
Deferred compensation	62	36	22
Unrealized loss on securities available for sale	573	125	95
Other	—	23	23

Total deferred tax assets	1,265	678	564
Deferred tax liabilities
Depreciation	115	137	82
Other	22	51	5

Total deferred tax liabilities	137	188	87

Net deferred tax asset	$1,128	$490	$477

The differences between federal income taxes and the amount reported by the Company follow:

	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Income before income taxes	$4,617		$3,404		$2,610

Taxes computed at the federal income tax rate	$1,570	34.0%	$1,157	34.0%	$887	34.0%
Increases (decreases) resulting from
State income taxes, net of federal benefit	226	4.9%	122	3.6%	90	3.4%
Nondeductible expenses	8	0.1%	4	0.1%	4	0.2%
Nontaxable income	(168)	(3.6)%	(52)	(1.5)%	(45)	(1.7)%

Income tax expense	$1,636	35.4%	$1,231	36.2%	$936	35.9%

20. CAPITAL STANDARDS

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements of the Company and the Bank as of December 31, 2005 and 2004 are as follows:

	Actual Amount	Ratio	Minimum Capital Adequacy Amount	Ratio	To be Well Capitalized Amount	Ratio
December 31, 2005
Total capital (to risk-weighted assets)
Company	$29,082	13.2%	$17,589	8.0%
Bank	$28,966	13.2%	$17,572	8.0%	$21,965	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$27,070	12.3%	$8,794	4.0%
Bank	$26,954	12.3%	$8,786	4.0%	$13,179	6.0%
Tier 1 capital (to average assets)
Company	$27,070	8.8%	$12,364	4.0%
Bank	$26,954	8.7%	$12,360	4.0%	$15,450	5.0%

December 31, 2004
Total capital (to risk-weighted assets)
Company	$25,736	12.0%	$17,162	8.0%
Bank	$25,576	11.9%	$17,142	8.0%	$21,427	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$23,904	11.1%	$8,581	4.0%
Bank	$23,743	11.1%	$8,571	4.0%	$12,856	6.0%
Tier 1 capital (to average assets)
Company	$23,904	8.4%	$10,351	4.0%
Bank	$23,743	8.4%	$10,347	4.0%	$12,933	5.0%

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

	2005		2004
December 31,	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	$9,603	$9,603	$7,455	$7,455
Federal funds sold	3,400	3,400	7,213	7,213
Investment securities (total)	73,902	73,902	54,440	54,440
Loans, net	202,568	202,225	202,296	201,937
Accrued interest receivable	1,423	1,423	1,061	1,061
Bank owned life insurance	3,658	3,658	3,510	3,510
Financial liabilities
Noninterest-bearing deposits	$43,448	$43,448	$39,473	$39,473
Interest-bearing deposits	206,501	206,549	187,361	187,521
Securities sold under agreements to repurchase	12,986	12,986	7,901	7,901
Long term borrowings	15,000	14,814	25,000	24,906
Junior subordinated debt	5,000	5,000	5,000	5,000
Accrued interest payable	125	125	162	162

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

22. EARNINGS PER SHARE

A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

In thousands(000)	2005	2004	2003
Weighted average shares outstanding, basic	4,063	4,050	4,028
Common stock equivalents	124	96	79

Average common shares and equivalents, fully diluted	4,187	4,146	4,107

Stock options outstanding that were antidilutive at December 31,	—	—	—

23. PARENT COMPANY FINANCIAL INFORMATION

The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

Balance Sheets

December 31,	2005	2004
Assets
Cash and due from banks	$43	$68
Due from subsidiaries	—	—
Investment in subsidiaries	25,999	23,657
Deferred income taxes and other assets	82	97

Total assets	$26,124	$23,822

Liabilities and Stockholders’ Equity
Junior subordinated debt	$5,155	$5,155
Due to subsidiaries	3	—
Other liabilities	7	5
Stockholders’ Equity
Common stock	41	41
Paid in capital	13,171	12,986
Retained earnings	8,858	5,877
Accumulated other comprehensive (loss)	(1,111)	(242)

Total liabilities and stockholders’ equity	$26,124	$23,822

Statement of Income

Years Ended December 31,	2005	2004	2003
Interest income	$—	$—	$—
Interest expense	327	236	166

Net interest income	(327)	(236)	(166)
Equity in undistributed income of subsidiaries	3,211	2,234	1,741
Dividends from subsidiary	170	205	145

Total income	3,054	2,203	1,720

Noninterest expense
Compensation	130	34	13
Legal	26	14	28
Shareholder communications	123	119	114

Total expense	279	167	155

Income before income tax benefit	2,775	2,036	1,565
Income tax benefit	(206)	(137)	(109)

Net income	$2,981	$2,173	$1,674

Statements of Cash Flows

Years Ended December 31,	2005	2004	2003
Cash flows from operating activities
Net income	$2,981	$2,173	$1,674
Due from subsidiaries	3	(2)	13
Tax benefit received	(3)	(15)	(7)
Undistributed net income of subsidiary	(3,381)	(2,440)	(1,886)
Net Increase in other assets and liabilities	20	31	(99)

Net cash used for operations	(380)	(253)	(305)

Cash flows from financing activities
Proceeds from issuance of junior subordinated debentures	—	—	5,155
Downstream of capital to subsidiary	—	—	(4,875)
Investment in trust subsidiary	—	—	(155)
Dividends paid	—	—	—
Dividends received from Bank	170	205	145
Proceeds from stock options exercised and restricted stock issued	62	81	39
Options expensed	123	18	—

Net cash provided by financing activities	355	304	309

Net (decrease) increase in cash	(25)	51	4
Cash and equivalents at beginning of year	68	17	13

Cash and equivalents at end of year	$43	$68	$17