Form 10KSB, Exhibit 13
period 2006-12-31
ANNAPOLIS BANCORP INC
filed 2007-03-26
CIK 1041429

Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc. (the “Company”), formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the “Bank”) (formerly Annapolis National Bank), a federally insured community-oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, its seven branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne’s County, Maryland. The Bank’s principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity loans and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

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

The Bank employed 81 full time and 10 part time individuals at December 31, 2006.

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

The Company reported net income for 2006 of $3.0 million, a decrease of $30 thousand or 1.0% from 2005 net income of $3.0 million. The decrease in 2006 earnings was primarily due to higher interest expense and a higher effective tax rate. Earnings per diluted share were $0.70 compared to $0.71 per share in 2005.

The primary source of income of the Bank is interest on its loan and investment portfolios, while one of the principal expenses of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $11.8 million for 2006, an increase of $341 thousand or 3.0% compared to $11.5 million in 2005. Total assets were $351.9 million as of December 31, 2006, a $47.0 million or 15.4% increase over December 31, 2005 total assets of $304.9 million. The Company’s return on average assets was 0.93% and 0.97% for the years ending December 31, 2006, and 2005, respectively. The Company’s return on average equity was 13.21% and 15.04% for the years ending December 31, 2006, and 2005, respectively.

At December 31, 2006 the Bank’s gross loan portfolio totaled $221.7 million. Of this amount, $40.5 million or 18.3% were commercial loans, $61.0 million or 27.5% were commercial real estate loans, $23.3 million or 10.5% were construction loans, $57.3 million or 25.8% were one- to four-family residential mortgage loans, $22.6 million or 10.2% were home equity loans, and $17.0 million or 7.7% were consumer and other loans.

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

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements which can be found on page 23 and continuing to page 28. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

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

Financial Condition as of December 31, 2006 and 2005 and Results of Operations for the Years then Ended

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

Total assets increased by $47.0 million or 15.4% during 2006 to $351.9 million from $304.9 million at December 31, 2006. Total deposits and securities sold under agreements to repurchase, the Company’s primary sources of funds, increased $29.0 million or 11.0% to $291.9 million from $262.9 million at December 31, 2006. Time deposits comprise the largest portion of the Bank’s total deposits, totaling $102.5 million or 37.4% of the Bank’s total deposits at December 31, 2006, compared to $92.4 million or 36.9% in 2005. Savings and money market accounts totaled $85.7 million or 31.2% of the Bank’s total deposits at December 31, 2006, compared to $75.9 million or 30.4% in 2005. NOW accounts totaled $43.8 million or 16.0% and $38.2 million or 15.3% of total deposits at December 31, 2006 and 2005, respectively. Demand, noninterest bearing accounts totaled $42.2 million or 15.4% of total deposits at December 31, 2006 and $43.4 million or 17.4% at December 31, 2005. Securities sold under agreements to repurchase increased $4.7 million or 36.2% to $17.7 million at December 31, 2006 compared to $13.0 million at December 31, 2005. Long-term borrowings were $30.0 million at December 31, 2006 compared to $15.0 million at December 31, 2005.

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors. The proceeds of the securities were used to provide funding for future growth and to improve the Company’s capital ratios. The current cost of these securities is 8.52%.

The Company’s primary uses of funds are for loans and investments. Loans, excluding deferred fees/costs and discounts and the allowance for credit losses, increased by $17.2 million or 8.4% to $221.7 million at December 31, 2006 from $204.5 million a year earlier. Real estate loan balances increased by $21.2 million or 17.8% and commercial loans increased by $0.3 million or 1.3%, offset by decreases in construction loans of $2.4 million or 9.4%, and; installment and other consumer loans of $1.9 million or 9.8%.

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

Net interest income for the year ended December 31, 2006, was $11.8 million, representing an increase of $341 thousand or 3.0% from net interest income of $11.5 million for the year ended December 31, 2005. The increase in net interest income is due primarily to increased average loan and investment balances. The net interest margin was 3.96% for the year ended December 31, 2006 and 4.00% for the year ended December 31, 2005. Net interest income for 2006 includes $58 thousand of interest collected on a cash basis related to loans on nonaccrual status, compared to $69 thousand of interest collected on nonaccrual loans in 2005.

Interest Income

The Company’s interest income increased $2.7 million or 16.0% for the year ended December 31, 2006. The increase in interest income can be attributed to an increase in earning assets and asset yields as average loans increased $5.4 million or 2.6%, and loan yield improved to 7.49% for the year ended December 31, 2006 from 6.76% for the year ended December 31, 2005. Contributing to the increase in interest income is an increase in the investment volume and an improvement in the overall portfolio yield. Average investment securities increased $10.3 million or 16.8%, while the yield on federal funds sold, other investments and investment securities increased to 4.52% for the year ended December 31, 2006 from 3.85% for the year ended December 31, 2005.

Interest Expense

The Company’s interest expense increased $2.4 million or 42.6% to $8.0 million for 2006, compared to $5.6 million for 2005. The increase in interest expense for the year ended December 31, 2006 can be attributed to higher deposit costs and an increase in the cost of Federal Home Loan Bank borrowings rising to 4.19% from 3.40% for the year ended December 31, 2005. Also contributing to the increase in interest expense is an increase in the cost of long term borrowings and junior subordinated debentures. Long term borrowings in the form of junior subordinated debentures had an average balance of $5.0 million for the years ended December 31, 2006 and 2005 with a cost of 8.25% for the year ended December 31, 2006 compared to 6.45% for the year ended December 31, 2005.

Provision for Credit Losses

The Company recorded a provision for credit losses of $12 thousand for the year ended December 31, 2006 compared to $442 thousand for the year ended December 31, 2005. The decrease in provision was the result of a drop of $865 thousand in nonperforming loans. Net charge-offs of loans deemed uncollectible totaled $48 thousand for the year ended December 31, 2006 compared to net charge-offs of $262 thousand for the year ended December 31, 2005. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company’s primary sources of noninterest income are fees charged on deposit products, fees generated by the Bank’s VISA check card program, fees recognized on the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building. Included in noninterest income for the year ended December 31, 2006 is a gain received of $23 thousand on the prepayment of a Federal Home Loan Bank convertible advance of $5.0 million compared to $201 thousand in similar gains on the prepayment of $10.0 million in Federal Home Loan convertible advances in 2005. Including this gain, noninterest income decreased $360 thousand or 16.3% to $1.8 million from $2.2 million in 2005. Fees charged on deposit products decreased $31 thousand or 2.6%, while mortgage banking fees totaled $166 thousand for the year ended December 31, 2006, a 49.5% decrease from fees of $329 thousand for the year ended December 31, 2005. The Company does not fund mortgage loans sold in the secondary market, but receives commissions from investors who fund the loans. Rental income on the headquarters building totaled $180 thousand for year ended December 31, 2006 compared to $178 thousand for the year ended December 31, 2005.

Noninterest Expense

Noninterest expense increased $337 thousand or 3.9% to $8.9 million at December 31, 2006, compared to $8.6 million at December 31, 2005. The increase in noninterest expense was primarily due to increases in personnel expense and higher occupancy costs associated with the new Kent Island and Market House branches.

Personnel expense increased $323 thousand or 6.7% to $5.1 million from $4.8 million, with $351 thousand related to additional business development and branch staff and annual salary increases, $65 thousand related to higher payroll tax and benefit costs and a reduction in the cost of expensing options of $93 thousand.

Occupancy and equipment expense increased $55 thousand or 5.0% due to annual rent increases and costs associated with the new branches located on Kent Island and in downtown Annapolis.

Marketing expense increased $50 thousand or 12.6% as the Company promoted its new branches, while data processing expense decreased $91 thousand or 10.1% due to renewing processing contracts at favorable terms.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $1.7 million and $1.6 million in income tax expense for the years ended December 31, 2006 and 2005, respectively, for an effective tax rate of 37.1% in 2006 and 35.4% in 2005.

Results of Operations for the Years Ended December 31, 2005 and 2004

Net Income

Net income for the year ended December 31, 2005 totaled $3.0 million, an increase of $809 thousand or 37.2% increase from 2004 earnings of $2.2 million. Earnings per diluted share were $0.71 for the year ended December 31, 2005 compared to $0.52 per diluted share for the year ended December 31, 2004.

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

Interest Income

Interest income increased $3.8 million or 29.0% in 2005 compared to 2004, primarily due to an increase in loan volume as average loans increased $19.2 million or 10.1% in 2005 and an increase in loan yields, with the yield increasing to 6.76% for the year ended December 31, 2005 from 6.13% for the year ended December 31, 2004. Average federal funds sold, other overnight investments and investment securities increased $27.1 million or 52.8% with the yield on investment securities increasing to 3.85% for the year ended December 31, 2005 from 3.24% for the year ended December 31, 2004.

Interest Expense

Interest expense increased $2.0 million or 54.7% to $5.6 million in 2005 compared to $3.6 million in 2004. The increase can be attributed to increased cost of interest bearing deposits, additional Federal Home Loan Bank borrowings and an increase in the cost of long term borrowings in the form of junior subordinate debentures.

Provision for Credit Losses

The Company recorded a provision for credit losses of $442 thousand for the year ended December 31, 2005 compared to $294 thousand for the year ended December 31, 2004. See the discussion under the heading “Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income increased $185 thousand or 9.1% during 2005 to $2.2 million from $2.0 million compared to 2004. Included in noninterest income for the year ended December 31, 2005 is a gain received of $201 thousand on the prepayment of a Federal Home Loan Bank convertible advance of $10.0 million compared to zero gains in 2004. Mortgage broker fees increased $90 thousand for the year ended December 31, 2005. Offsetting the increases from the one-time gain and mortgage broker fees was a decrease in fees collected on deposit products of $102 thousand.

Noninterest Expense

Noninterest expense increased $676 thousand or 8.5% to $8.6 million in 2005 from $7.9 million in 2004. The increase in noninterest expense was primarily due to increases in compensation expense, higher occupancy costs and higher data processing expenses.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31,

(Dollars in thousands, except per share data)

	2006	2005	2004	2003	2002
Selected Financial Data
Total assets	$351,861	$304,916	$284,188	$231,338	$200,116
Total loans, net	219,794	202,568	202,296	167,123	145,735
Total deposits	274,175	249,949	226,834	190,577	163,989
Securities sold under agreement to repurchase	17,734	12,986	7,901	8,745	10,500
Long-term debt	35,000	20,000	30,000	15,000	10,000
Stockholders’ equity	24,121	20,959	18,662	16,448	15,078

Selected Operating Data
Interest income	$19,846	$17,104	$13,260	$11,477	$10,858
Interest expense	8,034	5,633	3,641	3,368	3,514

Net interest income	11,812	11,471	9,619	8,109	7,344
Provision for credit losses	12	442	294	50	25

Net interest income after provision for credit losses	11,800	11,029	9,325	8,059	7,319
Noninterest income	1,850	2,210	2,025	2,084	1,640
Noninterest expense	8,959	8,622	7,946	7,533	7,088

Income before income taxes	4,691	4,617	3,404	2,610	1,871
Income tax expense	1,740	1,636	1,231	936	644

Net income	$2,951	$2,981	$2,173	$1,674	$1,227

Key Financial Ratios and Other Data
Return on average assets
Net income divided by average assets	0.93%	0.97%	0.84%	0.75%	0.66%
Return on average equity
Net income divided by average equity	13.21%	15.04%	12.48%	10.60%	8.57%
Equity to asset ratio
Average equity divided by average assets	6.96%	6.46%	6.73%	7.11%	7.69%
Diluted earnings per share (1)	$0.70	$0.71	$0.52	$0.41	$0.30
Book value per share (1)	$5.88	$5.15	$4.61	$4.08	$3.75
Tangible book value per share (1)	$5.88	$5.15	$4.61	$4.08	$3.75
Number of shares outstanding (1)	4,101,893	4,072,800	4,050,480	4,031,932	4,022,947
Efficiency ratio	65.58%	63.02%	68.24%	73.90%	78.90%
Interest rate spread	3.47%	3.65%	3.71%	3.67%	3.92%
Net interest margin	3.96%	4.00%	4.00%	3.95%	4.30%
Risk based capital ratio – Tier 1	12.74%	12.31%	11.14%	12.17%	9.72%
Risk based capital ratio – Total	13.58%	13.23%	12.00%	13.09%	10.74%

(1)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2006, 2005 and 2004. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 3.47% for the year ended December 31, 2006 from 3.65% at December 31, 2005.

Consolidated Average Balances, Yields and Rates

(Balances in thousands)

	Years Ended
	December 31, 2006			December 31, 2005			December 31, 2004
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest Earning Assets
Federal funds sold and other overnight investments	$13,648	$709	5.19%	$17,449	$572	3.28%	$10,606	$157	1.48%
Investment securities	71,273	3,128	4.39%	60,997	2,446	4.01%	40,735	1,507	3.70%
Loans	213,640	16,009	7.49%	208,280	14,086	6.76%	189,130	11,596	6.13%

Total interest earning assets	298,561	19,846	6.65%	286,726	17,104	5.97%	240,471	13,260	5.51%
Noninterest Earning Assets
Cash and due from banks	6,205			8,586			7,607
Other assets	13,856			11,379			10,693

Total Assets	$318,622			$306,691			$258,771

Liabilities and Stockholders’ Equity
Interest Bearing Deposits
NOW accounts	$37,789	$76	0.20%	$36,251	$82	0.23%	$33,776	$78	0.23%
Money market accounts	63,270	2,293	3.62%	49,534	958	1.93%	36,392	354	0.97%
Savings accounts	16,750	66	0.39%	20,213	77	0.38%	22,395	87	0.39%
Certificates of deposit	95,935	3,821	3.98%	98,390	3,105	3.16%	79,523	2,110	2.65%
Repurchase agreements	14,084	522	3.71%	10,494	290	2.76%	8,730	159	1.82%
Long term borrowing	19,718	838	4.19%	23,027	794	3.40%	15,907	617	3.82%
Junior subordinated debt	5,000	418	8.25%	5,000	327	6.45%	5,000	236	4.64%

Total interest bearing liabilities	252,546	8,034	3.18%	242,909	5,633	2.32%	201,723	3,641	1.80%

Noninterest Bearing Liabilities
Demand deposit accounts	42,714			42,933			38,705
Other liabilities	1,172			1,029			937
Stockholders’ Equity	22,190			19,820			17,406

Total Liabilities and Stockholders’ Equity	$318,622			$306,691			$258,771

Interest rate spread			3.47%			3.65%			3.71%
Ratio of interest earning assets to interest bearing liabilities			118.22%			118.04%			119.21%
Net interest income and net interest margin		$11,812	3.96%		$11,471	4.00%		$9,619	4.00%

Rate/Volume Analysis

(Dollars in thousands)

	2006 vs. 2005				2005 vs. 2004
		Due to Change in				Due to Change in
	Increase or (Decrease)	Volume	Rate	Rate/ Volume	Increase or (Decrease)	Volume	Rate	Rate/ Volume
Interest income on:
Loans	$1,923	$363	$1,521	$39	$2,490	$1,174	$1,195	$121
Investment securities	683	412	232	39	939	749	127	63
Federal funds sold and other overnight investments	136	(124)	333	(73)	415	102	190	123

Total interest income	2,742	651	2,086	5	3,844	2,025	1,512	307
Interest expense on:
NOW accounts	(6)	3	(9)	—	4	6	(2)	—
Money market accounts	1,335	266	837	232	603	128	349	126
Savings accounts	(11)	(13)	2	—	(9)	(8)	(1)	—
Certificates of deposit	716	(78)	814	(20)	995	501	399	95
Repurchase agreements	232	99	99	34	132	32	83	17
Long term-borrowings	44	(114)	184	(26)	176	276	(69)	(31)
Junior subordinated debt	91	—	91	—	91	—	91	—

Total interest expense	2,401	163	2,018	220	1,992	935	850	207

Net interest income	$341	$488	$68	($215)	$1,852	$1,090	$662	$100

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

Deposits, commercial reverse repurchase agreements, and lines of credit are the primary sources of the Bank’s funds for lending and investing activities. During 2006 the Company repaid an unfavorably priced $5.0 million convertible advance from the Federal Home Loan Bank of Atlanta and took additional advances of $15.0 million. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank’s deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 37.4% of the deposit portfolio at December 31, 2006. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts, accounted for 62.6% of the deposit portfolio at December 31, 2006. This represents a 6.3% decrease in the percentage of core deposits to total deposits. Core deposits accounted for 63.0% of the deposit portfolio at December 31, 2005.

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

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $38.1 million at December 31, 2006 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2006:

(Dollars in thousands)

Three Months or Less	Greater than Three Months to Six Months	Greater than Six Months to One Year	Greater than One Year	Total
$6,988	$9,713	$10,490	$10,955	$38,146

Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company’s control. For the years ended December 31, 2006 and 2005, the average cost of these borrowings was 3.71% and 2.76%, respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank (FHLB) with the ability to draw up to $111.0 million, and may borrow up to $15.5 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2006, the Bank had advances outstanding of $30.0 million under the Federal Home Loan Bank’s convertible advance program.

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

The following table summarizes the anticipated maturities or repricing of the Company’s interest earning assets and interest bearing liabilities as of December 31, 2006, and the Company’s interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company’s goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results.

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2006, and does not give effect to prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis

December 31, 2006

($000)

	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets
Federal funds sold and other overnight investments	$30,878	$—	$—	$—	$30,878
Investment securities (1)	38,983	8,852	4,683	24,164	76,682
Loans (2) (3)	63,381	22,773	89,042	45,720	220,916

	$133,242	$31,625	$93,725	$69,884	$328,476

Liabilities
Interest bearing liabilities
NOW accounts (5)	$2,198	$5,841	$35,759	$—	$43,798
Money market accounts (5)	62,933	2,760	5,520	—	71,213
Savings accounts (5)	778	2,063	11,630	—	14,471
Certificates of deposit (4)	19,359	58,957	24,159	—	102,475
Commercial repurchase agreements	17,734	—	—	—	17,734
Long-term borrowings	—	25,000	5,000	—	30,000
Junior subordinated debt	—	—	5,000	—	5,000

	$103,002	$94,621	$87,068	$—	$284,691

Interest sensitivity gap	$30,240	($62,996)	$6,657	$69,884	$43,785
Cumulative interest sensitivity gap	$30,240	($32,756)	($26,099)	$43,785
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	9.21%	(9.97%)	(7.95%)	13.33%

(1)	Net of Federal Reserve Bank, Federal Home Loan Bank stock and other equity investments by call date.
(2)	Loans scheduled by contractual maturities.
(3)	Net of non-accrual loans of $854 thousand.
(4)	Certificates of deposits scheduled by contractual maturities.
(5)	NOW, savings and money market accounts are presented using decay rates and historical repricing patterns.

Investment Portfolio

At December 31, 2006, the Bank’s investment portfolio, which totaled $79.7 million, consisted primarily of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $504,200 in stock of the Federal Reserve Bank of Richmond, $1,959,500 in stock of the Federal Home Loan Bank of Atlanta (FHLB) and a $511 thousand investment in a community development activity qualified mutual fund. Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2006, approximately 53.3% of the securities had contractual maturities of five years or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank’s policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of “B” or better to be held in the portfolio. The Bank’s investment policy designates the investment portfolio to be classified as “available-for-sale,” unless otherwise designated. At December 31, 2006, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

(Dollars in thousands)

	2006	2005	2004	2003	2002
Available for Sale
U.S. Agency	$51,127	$44,315	$33,139	$28,167	$14,657
State and Municipal	1,029	—	—	—	—
Mortgage-backed	24,526	27,840	19,209	8,798	4,692
Equity Securities	2,975	1,747	2,092	1,004	858

Total Securities	$79,657	$73,902	$54,440	$37,969	$20,207

The following table presents maturities and weighted average yields for investments in available-for-sale securities net of Federal Reserve Bank and Federal Home Loan Bank stock and other equity securities.

December 31, 2006

(Dollars in thousands)

	Years to Maturity
	Within One Year		Within One Year to Five Years		Within Five to Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Agency	$6,969	3.68%	$32,648	3.89%	$8,528	5.65%
State and Municipal	—	0.00%	260	4.14%	484	4.43%
Mortgage-backed	—	0.00%	1,246	4.77%	—	0.00%

Total Debt Securities	$6,969	3.68%	$34,154	3.92%	$9,012	5.62%

	Greater than Ten Years
	Amount	Yield	Total
Available for Sale
U.S. Agency	$2,982	6.00%	$51,127
State and Municipal	285	4.45%	1,029
Mortgage-backed	23,280	4.89%	24,526

Total Debt Securities	$26,547	5.01%	$76,682

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

As of December 31,

(Dollars in thousands)

	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$40,545	18.3%	$40,260	19.7%	$42,248	20.7%	$41,173	24.4%	$32,445	22.0%
Real estate loans
Commercial	60,995	27.5%	55,479	27.1%	48,628	23.8%	44,214	26.2%	41,219	28.0%
Construction	23,304	10.5%	25,646	12.5%	32,004	15.7%	24,713	14.6%	25,060	17.0%
One-to four-family	57,251	25.8%	39,018	19.1%	32,571	16.0%	18,869	11.2%	20,233	13.7%
Home equity	22,567	10.2%	25,134	12.3%	28,194	13.8%	20,341	12.1%	14,319	9.7%
Consumer loans	17,063	7.7%	18,977	9.3%	20,325	10.0%	19,431	11.5%	14,140	9.6%

Total loans	221,725	100.0%	204,514	100.0%	203,970	100.0%	168,741	100.0%	147,416	100.0%

Less:
Deferred costs, (unearned income)	45		66		158		14		(103)
Allowance for credit losses	(1,976)		(2,012)		(1,832)		(1,632)		(1,578)

Net loans receivable	$219,794		$202,568		$202,296		$167,123		$145,735

The Bank’s loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2006 the Bank’s loan portfolio totaled $221.7 million, of which $40.5 million, or 18.3%, was commercial loans; $61.0 million, or 27.5%, was commercial real estate loans; $23.3 million, or 10.5%, was construction loans; $57.2 million, or 25.8%, was one- to four-family residential mortgage loans; $22.6 million, or 10.2%, was home equity loans, and; $17.1 million, or 7.7%, was consumer and other loans. All of the loans in the Bank’s portfolio are either adjustable-rate with terms to maturity of 30 days to 30 years or short- to intermediate-term fixed-rate loans.

The following table presents the maturity distribution of the loan portfolio:

As of December 31,

(Dollars in thousands)

	Due in One Year or Less	Due after One Year but before Five Years	Due after Five Years	Nonaccrual Loans	90 Days Past Due	Total
Real estate loans
Construction	$22,545	$725	$—	$—	$34	$23,304
Mortgage	7,940	30,304	19,008	—	—	57,251
Commercial	12,425	38,555	9,682	332	—	60,995
Commercial loans	19,912	16,503	3,669	332	129	40,545
Home equity loans	21,891	280	396	—	—	22,567
Consumer loans	1,189	2,675	13,009	190	—	17,063

Total loans	$85,902	$89,042	$45,764	$854	$163	$221,725

	Due After One Year
	Fixed Rate	Variable Rate	Total
Real estate loans
Construction	$725	$—	$725
Mortgage	23,874	25,438	49,312
Commercial	22,955	25,282	48,237
Commercial loans	12,056	8,116	20,172
Home equity loans	676	—	676
Consumer loans	6,384	9,300	15,684

Total loans	$66,670	$68,136	$134,806

Commercial Lending. The Bank offers commercial business loans to businesses operating in the Bank’s primary market area. These loans consist of lines of credit, which may require an annual repayment, adjustable-rate loans with terms of five to seven years, and fixed-rate loans with terms of up to five years. Such loans are generally secured by receivables, inventories, equipment and other assets of the business. The Bank generally requires personal guarantees on its commercial loans. The Bank also offers unsecured commercial loans to businesses on a selective basis. These types of loans are made to existing customers and are of a short duration, generally one year or less. The Bank also originates commercial loans which are guaranteed by the Small Business Administration. The Bank has been a participant in a variety of SBA loan programs.

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings and retail facilities located in the Bank’s primary market area. The Bank’s underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank’s current loans-to-one-borrower limit, which at December 31, 2006, was $4.6 million. These loans may be made with terms up to 30 years if owner occupied and are generally offered at interest rates which adjust annually or annually after an initial three-, five- or seven-year period in accordance with the prime rate, or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

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

At December 31, 2006, the Bank had construction loans, including land acquisition and development loans, totaling $23.3 million, or 10.5% of the Bank’s total loan portfolio, of which $7.2 million consisted of one- to four-family residential construction loans, $9.0 million consisted of commercial real estate construction loans and $7.1 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers’ ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be faced with a project which, when completed, has a value that is insufficient to assure full repayment.

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

At December 31, 2006, one- to four-family residential mortgage loans totaled $57.2 million, or 25.8% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $27.3 million were fixed-rate loans with terms of up to five years with a balloon payment at the end of the term, and $29.9 million were adjustable-rate loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 3 or 5 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank’s adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate increases on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

Home Equity Lending. As of December 31, 2006, home equity loans totaled $22.6 million, or 10.2% of the Bank’s total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 90% of the market value of the security property. Home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank’s home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank’s portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. At December 31, 2006, consumer loans totaled $17.1 million or 7.7% of total loans outstanding. Consumer loans are generally originated in the Bank’s primary market area.

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

Management believes this approach effectively measures the risk associated with any particular loan or group of loans. The Board of Directors engages an independent loan review consultant to evaluate the adequacy of the Bank’s allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated credit losses based upon judgments different from those of management. The Bank recorded a total provision for credit losses of $12 thousand for the year ended December 31, 2006 and $442 thousand in 2005. The aggregate provision was based upon the results of quarterly evaluations using a combination of factors including the ratio of the allowance for credit losses to total gross loans, the Bank’s growth in total gross loans and the Bank’s net loan loss experience. Total gross loans increased by $17.2 million for the year ended December 31, 2006. The Bank recorded charge-offs of $119 thousand on loans deemed uncollectible and recovered $71 thousand of previously charged-off loans. As of December 31, 2006, the Bank’s allowance for credit losses was $2.0 million or 0.89% of total loans and 183.2% of nonperforming loans as compared to $2.0 million, or 0.98% of total loans and 100.3% of nonperforming loans as of December 31, 2005. The Bank had total nonperforming loans of $1.1 and $2.0 million at December 31, 2006 and December 31, 2005, respectively, and nonperforming loans to total loans of 0.49% and 0.98% at December 31, 2006, and December 31, 2005, respectively. The decrease in nonperforming assets from December 31, 2005 is attributable the payoff of two commercial real estate loans to a single borrower.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2006 the Bank had approximately $6.9 million in watch list loans compared to $7.2 million at December 31, 2005.

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

At December 31,

(Dollars in thousands)

	2006		2005		2004
	Amount	Loan Mix	Amount	Loan Mix	Amount	Loan Mix
Amount applicable to:
Commercial	$505	19.7%	$586	19.7%	$597	20.7%
Real estate
Commercial	679	27.1%	698	27.1%	623	23.8%
Residential	147	31.6%	81	31.6%	79	29.8%
Construction	233	12.3%	248	12.3%	320	15.7%
Consumer	412	9.3%	399	9.3%	213	10.0%
Non specific	—	—	—	—	—	—

Total allowance	$1,976	100.0%	$2,012	100.0%	$1,832	100.0%

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

(Dollars in thousands)

	2006	2005	2004
Total loans outstanding - at December 31	$221,770	$204,580	$204,128
Average loans outstanding for the year	213,640	208,280	189,130

Allowance for credit losses at beginning of period	$2,012	$1,832	$1,632

Provision charged to expense	12	442	294

Chargeoffs:
Commercial loans	—	26	5
Consumer and other loans	119	274	100

Total	119	300	105

Recoveries:
Residential/commercial real estate loans	—	—	—
Commercial loans	—	5	1
Consumer and other loans	71	33	10

Total	71	38	11

Net chargeoffs	48	262	94

Allowance for credit losses at end of year	$1,976	$2,012	$1,832

Allowance for credit losses as a percent of total loans	0.89%	0.98%	0.90%
Net chargeoffs (recoveries) as a percent of average loans	0.02%	0.13%	0.05%

Contractual Obligations

The Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)

Payments due by Period	Total	Less than one year	One to three years	Three to five years	More than five years
Deposits with a stated maturity	$102,475	$78,316	$20,824	$3,335	$—
Long-term borrowings	30,000	5,000	—	—	25,000
Junior subordinated debentures	5,000	—	—	—	5,000
Operating lease obligations	1,718	232	376	294	816
Data processing contracts	1,268	292	584	378	14

	$140,461	$83,840	$21,784	$4,007	$30,830

Off-Balance Sheet Arrangements

As of December 31, 2006, the Company had a wholly-owned statutory trust formed for the purpose of issuing junior subordinated debentures in the form of trust preferred securities. The statutory trust has not been consolidated with the holding company.

The Company does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk is discussed further in Note 5 to the consolidated financial statements.

Capital Management

During 2006, Stockholders’ Equity increased by $3.2 million or 15.4% to $24.1 million from $21.0 million at December 31, 2005. The increase was primarily due to net income of $3.0 million and an increase in paid in capital of $138 thousand due to options exercised and expensed, and improvement in accumulated other comprehensive income of $73 thousand.

On March 16, 2007 the Board of Directors approved a new Employee Stock Purchase Plan subject to shareholder approval. Under the plan, which will be effective July 1, 2007, eligible employees will be able to purchase shares of the Company’s common stock through payroll deductions. Shares will have a price initially equal to 95% of the fair market value on the purchase date (and could be as low as 85% per Code Section 423 rules).

In April 1997, the Company’s employee incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 177,777 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. Incentive stock options vest over a five year period. During April 2000, a new Company incentive stock option plan was approved by shareholders at the annual meeting. Under the plan, up to 355,554 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. Incentive stock options and grants vest over a five-year period. During 2006 no shares of common stock were granted under the 2000 Stock Incentive Plan. During 2006, 24,954 shares granted in prior years were forfeited, 29,093 shares were exercised. At December 31, 2006, the Company had a total of 253,465 options granted and outstanding.

In May 2006, a new Company stock incentive plan was approved by shareholders at the annual meeting. Under the plan, up to 200,000 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. The Compensation Committee may in its discretion grant the following types of awards: options, share appreciation rights, restricted shares, deferred shares and performance awards. During 2006 no awards were granted under the terms of the plan. See Note 15 to the Consolidated Financial Statements for more information on the Company’s stock option plans.

A table of the Equity Compensation Plan Information is shown below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	253,465	$4.65	200,000
Equity compensation plans not approved by security holders	—	—	—

Total	253,465	$4.65	200,000

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

At December 31, 2006, both the Company’s and the Bank’s Tier 1 and Total Risk-based capital ratios were 12.7% and 13.6%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 20 of the Consolidated Financial Statements for more information on the Bank’s risk-based capital ratios.

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

Market Value and Dividend Information

The Company’s common stock is listed on The NASDAQ Stock Market® under the symbol “ANNB.” The Company’s stock began trading on October 1, 1997. At December 31, 2006 the closing price was $9.50 per share.

As of March 1, 2007 the Company has outstanding 4,101,893 shares of common stock held by approximately 227 shareholders of record and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999. During 2004 a four-for-three stock split in the form of a stock dividend was paid on December 3, 2004. The 2004 split added 746,740 shares to those previously outstanding.

The Company has no current plans to resume payments of cash dividends. Management believes it is in the best interest of the Company to retain capital to support the growth of the Company.

Quarterly Average Stock Information*:

	2006			2005
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	High	Low	Dividend	High	Low	Dividend
1st	$10.00	$8.98	$0.0000	$11.49	$9.03	$0.0000
2nd	9.86	8.65	0.0000	10.36	8.80	0.0000
3rd	9.50	8.95	0.0000	10.00	8.95	0.0000
4th	9.52	9.00	0.0000	9.48	8.88	0.0000

*	Gives effect to a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

ANNAPOLIS BANCORP, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Annapolis Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ending December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 20, 2007

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000)

December 31,	2006	2005
Assets
Cash and due from banks	$5,705	$9,603
Federal funds sold	30,367	3,400
Investment securities available for sale	79,657	73,902
Loans, less allowance for credit losses of $1,976 and $2,012	219,794	202,568
Premises and equipment, net	9,173	8,550
Accrued interest receivable	1,660	1,423
Deferred income taxes	1,201	1,128
Investment in bank owned life insurance	3,775	3,638
Other assets	529	704

Total assets	$351,861	$304,916

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$42,218	$43,448
Interest bearing	231,957	206,501
Securities sold under agreements to repurchase	17,734	12,986
Long-term borrowings	30,000	15,000
Guaranteed preferred beneficial interests in junior subordinated debentures	5,000	5,000
Accrued interest payable and other liabilities	831	1,022

Total liabilities	327,740	283,957

Stockholders’ Equity
Common stock, par value $0.01 per share; authorized 10,000,000 shares; issued and outstanding 4,101,893 shares in 2006 and 4,072,800 shares in 2005	41	41
Paid in capital	13,309	13,171
Retained earnings	11,809	8,858
Accumulated other comprehensive (loss)	(1,038)	(1,111)

Total stockholders’ equity	24,121	20,959

Total liabilities and stockholders’ equity	$351,861	$304,916

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income ($000 except per share data)

Years Ended December 31,	2006	2005	2004
Interest Income
Loans, including fees	$16,009	$14,086	$11,596
Federal funds sold	708	572	157
Mortgage-backed securities	1,211	899	401
U.S. Treasury securities and obligations of other U.S. Government agencies	1,781	1,452	1,047
State and Municipal Securities	13	—	—
Equity Securities	124	95	59

Total interest income	19,846	17,104	13,260

Interest Expense
Certificates of deposit, $100,000 or more	1,480	1,215	780
Other deposits	4,776	3,007	1,849
Securities sold under agreements to repurchase	522	290	159
Interest on long term borrowings	1,256	1,121	853

Total interest expense	8,034	5,633	3,641

Net interest income	11,812	11,471	9,619
Provision for Credit Losses	12	442	294

Net interest income after provision for credit losses	11,800	11,029	9,325

Noninterest Income
Service charges and fees on deposits	1,176	1,207	1,309
Mortgage banking fees	166	329	239
Rental income	180	178	174
Other income	351	496	312
Net loss on sale of securities available for sale	(23)	—	(9)

Total noninterest income	1,850	2,210	2,025

Noninterest Expense
Personnel	5,130	4,807	4,586
Occupancy and equipment	1,160	1,105	962
Data processing	812	903	874
Marketing and advertising	448	398	220
Other operating	1,410	1,409	1,304

Total noninterest expense	8,959	8,622	7,946

Income Before Income Taxes	4,691	4,617	3,404
Income Tax Expense	1,740	1,636	1,231

Net Income	$2,951	$2,981	$2,173

Basic Earnings per Share	$0.72	$0.73	$0.54
Diluted Earnings per Share	$0.70	$0.71	$0.52

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity ($000)

For the years ended December 31, 2006, 2005 and 2004

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
	Shares	Par Value
BALANCE JANUARY 1, 2004	3,019,378	$30	$12,898	$3,704	($184)	$16,448
Net income	—	—	—	2,173	—	2,173	$2,173
Four-for-three stock split in the form of a stock dividend	1,012,554	10	(10)	—	—	—
Stock-based compensation	—	—	18	—	—	18
Stock options exercised	16,347	1	65	—	—	66
Issuance of restricted stock	2,201	—	15	—	—	15
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(58)	(58)	(58)

BALANCE DECEMBER 31, 2004	4,050,480	41	12,986	5,877	(242)	18,662	$2,115

Net income	—	—	—	2,981	—	2,981	2,981
Stock-based compensation	—	—	123	—	—	123
Stock options exercised	19,387	—	55	—	—	55
Issuance of restricted stock	2,933	—	7	—	—	7
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(869)	(869)	(869)

BALANCE DECEMBER 31, 2005	4,072,800	41	13,171	8,858	(1,111)	20,959	$2,112

Net income	—	—	—	2,951	—	2,951	2,951
Stock-based compensation	—	—	37	—	—	37
Stock options exercised	29,093	—	101	—	—	101
Unrealized gain on investment securities available for sale net of income taxes	—	—	—	—	73	73	73

BALANCE DECEMBER 31, 2006	4,101,893	$41	$13,309	$11,809	($1,038)	$24,121	$3,024

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows ($000)

Years Ended December 31,	2006	2005	2004
Cash Flows from Operating Activities
Net income	$2,951	$2,981	$2,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	477	454	425
Provision for credit losses	12	442	294
Proceeds from stock options exercised	101	55	66
Issuance of restricted stock	—	7	15
Stock-based compensation	37	123	18
Deferred income taxes	1	(190)	17
Earnings on life insurance policies	(137)	(128)	(154)
Amortization of premiums and accretion of discounts, net	19	47	14
Loss on sale of securities	23	—	9
(Increase) decrease in:
Accrued interest receivable	(237)	(362)	(192)
Other assets	35	(2)	(218)
Increase (decrease) in
Accrued interest payable	116	(44)	71
Accrued income taxes, net of taxes refundable	(271)	352	(61)
Deferred loan origination fees	(21)	92	(144)
Other liabilities	(36)	(84)	220

Net cash provided by operations	3,070	3,743	2,553

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	2,977	5,763	10,358
Purchase of securities available for sale	(8,663)	(26,589)	(26,922)
Net (increase) decrease in federal funds sold	(26,967)	3,813	801
Net increase in loans receivable	(17,217)	(806)	(35,323)
Purchases of premises and equipment	(1,072)	(1,976)	(440)

Net cash used in investing activities	(50,942)	(19,795)	(51,526)

Cash Flows from Financing Activities
Net increase (decrease) in:
Time deposits	10,077	705	18,102
Other deposits	14,149	22,410	18,155
Securities sold under agreements to repurchase	4,748	5,085	(844)
Long term borrowings (repayments)	15,000	(10,000)	15,000

Net cash provided by financing activities	43,974	18,200	50,413

Net (decrease) increase in cash and cash equivalents	(3,898)	2,148	1,422
Cash and cash equivalents at beginning of year	9,603	7,455	6,033

Cash and cash equivalents at end of year	$5,705	$9,603	$7,455

Supplemental Cash Flow Information
Interest paid, including interest credited to accounts	$7,918	$5,675	$3,569
Income taxes paid	2,131	1,624	1,356

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Notes to Consolidated Financial Statements ($000 except share data)

For the years ended December 31, 2006, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2005 and 2004 consolidated financial statements to conform with the 2006 presentation.

Business

Annapolis Bancorp, Inc. (the “Company”) was incorporated on May 26, 1988, under the laws of the State of Maryland to serve as a bank holding company. The Company, registered as a bank holding company, formed Annapolis National Bank (the “Bank”), a nationally chartered financial institution. Effective June 1, 2001 the Company changed its name to Annapolis Bancorp, Inc. Effective November 1, 2000 the Bank changed its charter from a national charter to a state charter and joined the State of Maryland and the Federal Reserve banking systems. Also effective November 1, 2000 the Bank changed its name from Annapolis National Bank to BankAnnapolis. The Company (as a bank holding company) and the Bank are subject to governmental supervision, regulation, and control.

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

Stock based compensation

Prior to 2004 the Company accounted for stock based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied, in accordance with SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.”

During 2004 the Company adopted the prospective method of recognizing stock-based compensation provided by SFAS No. 148. Accordingly, expense is recognized for all employee awards granted, modified or settled after the beginning of 2004. Option awards granted in 2004 did not vest until 2005.

During 2006 the Company adopted the provisions of SFAS 123R which required the recognition of stock-based compensation expense and did not have a material impact on the Company’s financial statements.

The Company recognized $37,000 in stock-based compensation expense for the year ended December 31, 2006, $130,000 in 2005 and $34,000 in 2004.

The following table illustrates the effect on net income and earnings per share if the Company had applied all of the fair value recognition provisions of SFAS 123R in the twelve months ended December 31, 2005 and 2004:

	2005	2004
Net income as reported	$2,981	$2,173
Add: Stock option employee compensation expense included in reported net income, net of related tax effect	81	18
Deduct: Total stock option employee compensation expense determined under the fair value method for all awards vested during the period, net of related tax effects	(107)	(55)

Proforma income	$2,955	$2,136

Basic earnings per share
As reported	$0.73	$0.54
Proforma	$0.72	$0.52
Diluted earnings per share
As reported	$0.71	$0.53
Proforma	$0.70	$0.51

This standard defines a fair value-based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

The weighted average fair value of options granted during 2006, 2005, and 2004 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006*	2005	2004
Dividend yield	—	0.00%	0.00%
Risk free interest rate	—	3.86%	3.94%
Expected volatility	—	35.39%	33.04%
Expected life in years	—	7	7

*	There were no options granted during 2006.

Stock-based compensation expense recognized in the consolidated statement of income for the years ended December 31, 2006, 2005 and 2004 reflects estimated forfeitures.

Net cash proceeds from the exercise of stock options were approximately $101,000, $55,000 and $66,000 for the years ending December 31, 2006, 2005 and 2004, respectively.

Stock option activity for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	307,512	$4.82
Grants	—	—
Exercised	(29,093)	3.47
Forfeitures	(24,954)	8.10

Outstanding as of December 31, 2006	253,465	$4.65

Exercisable at December 31, 2006	194,449	$3.55	4.99	$1,157,000

Outstanding at December 31, 2004	276,588	$3.75
Grants	66,664	9.30
Exercised	(19,387)	2.87
Forfeitures	(16,353)	7.58

Outstanding as of December 31, 2005	307,512	$4.82

Exercisable at December 31, 2005	186,685	$3.20	6.14	$1,103,000

Outstanding at December 31, 2003	294,160	$3.36
Grants	29,996	7.77
Exercised	(21,794)	2.93
Forfeitures	(25,774)	4.66

Outstanding as of December 31, 2004	276,588	$3.75

Exercisable at December 31, 2004	164,254	$3.13	6.33	$994,000

The aggregate intrinsic value in the table above represents the total pre-tax value (that is, the difference between the closing stock price on the last trading day in the year and the exercise price for those options in the money multiplied by the number of shares) that would have been received by the option holders had all options holders exercised their options on the last trading day of the year. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised is approximately $175,000, $118,000 and $136,000 for years ended December 31, 2006, 2005 and 2004, respectively. Total fair value of options outstanding at December 31, 2006, 2005, and 2004 was $1,615,000, $1,846,000 and $1,830,000.

As of December 31, 2006, $104,000 of total unrecognized compensation costs related to unvested options is expected to be recognized over a weighted average period of 2.90 years.

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

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on financial condition, results of operations, or liquidity of the Company.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This statement amends Statements No. 133 and 140 by: permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifying which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishing a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifying that concentrations of credit risk in the form of subordination are not embedded derivatives; and amending Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not anticipated to have a material impact on the financial condition, results of operations or liquidity of the Company.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement amends Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. It requires an entity to recognize a servicing asset or servicing liability each time an obligation is undertaken to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable. The statement permits the choice between the “amortization method” and the “fair value measurement method” for the subsequent measurement of the servicing assets or liabilities and allows for a one-time reclassification of available-for-sale securities to trading securities at initial adoption. The statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not anticipated to have a material impact on our financial condition, results of operations or liquidity of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”, which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact, if any, that the adoption of this Interpretation may have on its financial statements.

In September 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods as defined in SFAS No. 106, “ Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The EITF reached a consensus that Bank Owned Life Insurance policies purchased for this purpose do not effectively settle the entity’s obligation to the employee in this regard and thus the entity must record compensation cost and a related liability. Entities should recognize the effects of applying this Issue through either, (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the balance sheet as of the beginning of the year of adoption, or (b) a change in accounting principle through retrospective application to all prior periods. Management is currently evaluating the impact of adopting this Issue on the Company’s financial statements. This Issue is effective for fiscal years beginning after December 15, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this Statement to have a material impact on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108 (“SAB 108”), which provides detail in the quantification and correction of financial statement misstatements. SAB 108 specifies that companies should apply a combination of the “rollover” and “iron curtain” methodologies when making determinations of materiality. The rollover method quantifies a misstatement based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, regardless of the year(s) of origination. SAB 108 instructs companies to quantify the misstatement under both methodologies and if either method results in the determination of a material error, then the company must adjust its financial statements to correct the error. SAB 108 also reminds preparers that a change from an accounting principle that is not generally accepted to a principle that is generally accepted is a correction of an error. The Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Management does not expect the adoption of this Bulletin to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Company does not sponsor a defined benefit pension plan and, accordingly, this standard will not have any effect on the Company’s financial condition, results of operations or liquidity.

Financial Accounting Standards Board Staff Positions

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1 which were adopted in 2004. FSP 115-1 is effective for reporting periods beginning after December 15, 2006. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2007.

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

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2006
Available for sale
U.S. Government agency	$51,944	$3	$820	$51,127
State and Municipal	1,012	17	—	1,029
Mortgage-backed securities	25,301	35	810	24,526
Federal Home Loan Bank stock	1,960	—	—	1,960
Federal Reserve Bank stock	504	—	—	504
Other equity securities	509	2		511

	$81,230	$57	$1,630	$79,657

December 31, 2005
Available for sale
U.S. Government agency	$45,342	$—	$1,027	$44,315
Mortgage-backed securities	28,497	1	658	27,840
Federal Home Loan Bank stock	1,243	—	—	1,243
Federal Reserve Bank stock	504	—	—	504

	$75,586	$1	$1,685	$73,902

Proceeds from the sale of securities during 2006 were $2.9 million compared to $1.9 million in 2005. Net losses of $23 thousand, zero, and $9 thousand were recognized in 2006, 2005 and 2004 respectively. Gains and losses are determined using the specific identification method.

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2006 are as follows:

		Continuous unrealized losses existing for
	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
December 31, 2006
Available for sale
U.S. Government agency	$51,127	$21	$799	$820
Mortgage-backed securities	24,526	53	757	810

	$75,653	$74	$1,556	$1,630

The available-for-sale investment portfolio has a fair value of approximately $79.7 million of which $70.5 million show an unrealized loss from the purchase price. Of these securities, $47.0 million, or 66.7%, are government agency bonds and $24.5 million, or 33.3% are mortgage-backed securities. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The amortized cost and estimated fair value of securities by contractual maturities at December 31, 2006 are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Fair Value
December 31, 2006
Due within one year	$7,000	$6,969
Due after one through five years	34,876	34,154
Due after five years	36,381	35,559
Equity securities	2,973	2,975

	$81,230	$79,657

At December 31, 2006, 2005 and 2004, investments available for sale with a carrying value of $23.9 million, $14.5 million and $13.2 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major classifications of loans are as follows:

	2006	2005
Real estate
Commercial	$68,215	$74,288
Residential	95,902	70,989
Commercial	40,545	40,260
Consumer	17,063	18,977

	221,725	204,514

Deferred loan origination costs	45	66
Allowance for credit losses	(1,976)	(2,012)

	(1,931)	(1,946)

Loans, net	$219,794	$202,568

The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year	$86,214	$95,930
Maturing over one to five years	89,309	61,504
Maturing over five years	46,202	47,080

	$221,725	$204,514

Transactions in the allowance for credit losses are as follows:

	2006	2005	2004
Balance, beginning of the year	$2,012	$1,832	$1,632
Provision charged to operations	12	442	294
Recoveries	71	38	11
Charge-offs	119	300	105

Balance, end of year	$1,976	$2,012	$1,832

The balance of nonaccrual and impaired loans is as follows:

	2006	2005	2004
Total guaranteed by the Small Business Administration	$—	$65	$—
Other nonaccrual loans	854	1,245	599
Total nonaccrual loans and impaired loans	1,078	2,007	599
Average impaired loans	924	1,144	141
Related allowance for credit losses	112	108	90
Interest collected	58	69	44
Balance of accrued interest not recorded	141	119	8

The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Loans that were 90 days or more past due, including nonaccrual loans were $163 thousand at December 31, 2006 and zero at December 31, 2005.

Certain officers and directors (and directors’ companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

A summary of the activity of these loans follows:

	2006	2005
Beginning balance	$7,435	$5,107
Advances	3,191	2,527
Repayments	(613)	(200)
Change in officers and directors, net	19	1

Ending balance	$10,032	$7,435

5. CREDIT COMMITMENTS

Loan commitments outstanding, unused lines of credit and letters of credit are as follows:

Dollars in thousands	2006	2005
Loan commitments and lines of credit
Construction	$23,036	$23,848
Other	42,811	39,780

	$65,947	$63,628

Letter of credit
Deposit secured	$1,068	$382
Other	717	854

	$1,785	$1,236

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

6. INVESTMENT IN BANK OWNED LIFE INSURANCE

In 2002, the Bank purchased single premium policies of Bank Owned Life Insurance (BOLI) amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $137,000 in BOLI income for 2006, $128,000 in 2005 and $154,000 in 2004.

7. PREMISES AND EQUIPMENT

A summary of premises and equipment and the related depreciation is as follows:

	2006	2005
Land, land improvements and building	$6,816	$6,309
Leasehold improvements	2,388	678
Furniture, fixtures, and equipment	2,408	1,962
Construction in progress	24	1,716

	11,636	10,665
Accumulated depreciation	2,463	2,115

Net premises and equipment	$9,173	$8,550

Depreciation and amortization expense was $477 thousand for 2006, $454 thousand for 2005 and $425 thousand for 2004. For the year ended December 31, 2006 $34 thousand of interest was capitalized in association with the construction in progress while $13 thousand in interest was capitalized in 2005 and no interest capitalized in 2004.

In 2006, the Bank completed construction of a new structure to replace a branch on Kent Island and opened a new branch in downtown Annapolis in the historical Market House building.

9. LEASE COMMITMENTS

Lease obligations will require minimum rent payments as follows:

Period	Minimum Rentals $(000)
2007	$232
2008	206
2009	170
2010	170
2011	124
Remaining years	816

$1,718

The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $212 thousand, $180 thousand and $178 thousand for 2006, 2005 and 2004, respectively.

10. DEPOSITS

Major classifications of deposits are as follows:

	2006	2005
Demand, noninterest bearing	$42,218	$43,448
NOW accounts	43,798	38,162
Savings and Money Market accounts	85,684	75,941
Time deposits, $100,000 and over	38,146	33,132
Other time	64,329	59,266

	$274,175	$249,949

Time deposits mature as follows:

Repricing or maturing within one year	$78,316	$40,263
Maturing over one to three years	20,824	47,372
Maturing over three to five years	3,335	4,763

	$102,475	$92,398

At December 31, 2006 and 2005 there were no time deposits with maturities in excess of five years.

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

The following table presents certain information for repurchase agreements:

	2006	2005	2004
Balance outstanding, at year end	$17,734	$12,986	$7,901
Average balance during the year	14,084	10,494	8,730
Average interest rate during the year	3.71%	2.76%	1.82%
Maximum month-end balance	$19,886	$13,164	$10,538

12. LONG TERM BORROWINGS

The Company had other long term borrowings at December 31, 2006 and 2005 as follows:

	2006	2005
FHLB 4.25% Advance due May 2007, Callable May 2006	$—	$5,000
FHLB 4.75% Advance due May 2012, Callable May 2007	5,000	5,000
FHLB 2.85% Advance due March 2014, Callable March 2009	5,000	5,000
FHLB 2.37% Advance due October 2014, Callable October 2006	—	5,000
FHLB Floating Rate Advance due May 2007 priced at 281 bp below Prime	5,000	—
FHLB 4.01% Advance due November 2016, Callable May 2007	15,000	—

Total	$30,000	$15,000

Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

13. GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On March 26, 2004, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors in a private pooled transaction. The variable rate on these securities adjusts quarterly based on the 90-day LIBOR rate plus 3.15%. The current rate is 8.52%. The proceeds were up-streamed to the Company as junior subordinated debt under the same terms and conditions. The Company then down-streamed $4,875,000 to the Bank in the form of additional capital. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I’s obligations with respect to the capital securities. These capital securities currently qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry a variable interest rate of 3.15% over the 90 day LIBOR, payable semiannually, with a non-call provision over the first five year period. Both the capital securities of Statutory Trust I and the junior subordinated debentures are scheduled to mature on March 26, 2033, unless called by the Company not earlier than March 26, 2008. Interest expense on the trust preferred securities for the years ended December 31, 2006 and 2005 totaled $418 thousand and $327 thousand, respectively.

Costs associated with the issuance of the trust preferred securities totaling $125,000 were capitalized and are being amortized through 2008. Amortization for the years ended December 31, 2006, 2005 and 2004 was $21 thousand.

14. PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants’ contributions. The Company’s contributions to the plan were $122 thousand in 2006, $107 thousand in 2005 and $111 thousand in 2004.

The Company has entered into individual Supplemental Executive Retirement Agreements (SERAs) with certain of its executives. The SERAs are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives’ retirement dates. Benefit accruals included in noninterest expense for 2006, 2005, and 2004 were $39 thousand, $52 thousand and $41 thousand, respectively.

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

In April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan, the Company’s compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to employees and directors, including members of the committee. Under this plan, up to 355,554 shares of Company stock, as adjusted for the August 24, 2001 and December 3, 2004 four-for-three stock splits in the form of stock dividends, may be awarded under the direction of the committee. The plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period. After April 2006 no additional options could be granted under this plan.

In May 2006, a new Company stock incentive plan was approved by shareholders at the annual meeting. Under the plan, up to 200,000 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. The Compensation Committee may in its discretion grant the following types of awards: options, share appreciation rights, restricted shares, deferred shares and performance awards. During 2006 no awards were granted under the terms of the plan.

A summary of the status of the Company’s performance-based stock option plans follows:

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding, beginning of year	307,512	$5.75	276,588	$3.75	294,160	$3.36
Granted	—	—	66,664	9.30	29,996	7.77
Exercised	(29,093)	3.49	(19,387)	2.87	(21,794)	2.93
Forfeited	(24,954)	8.1	(16,353)	7.37	(25,774)	4.66

Outstanding, end of year	253,465	$4.65	307,512	$5.75	276,588	$3.75

Weighted fair value of options granted during the year	na	na		$3.86		$4.88

These options expire as follows:

Expiration Date	Weighted Average Exercise Price	Options Vested	Nonvested
2007	$3.94	10,331	—
2008	6.19	4,444	—
2009	2.72	26,666	—
2010	2.42	53,328	—
2011	2.70	53,481	—
2012	4.14	26,666	8,667
2013	7.23	5,733	3,821
2014	7.25	3,466	5,198
2015	9.29	10,334	41,330

		194,449	59,016

16. LINES OF CREDIT

The Bank is a member of the Federal Home Loan Bank system and may borrow up to $111.0 million. If funded, this line is secured by one- to four-family residential and commercial mortgage loans held in the Bank’s portfolio. In addition, the Bank has available secured and unsecured lines of credit of $15.5 million.

17. PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding at December 31, 2006 or 2005.

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

	December 31,	September 30,	June 30,	March 31,
2006
Interest income	$5,362	$5,187	$4,795	$4,502
Interest expense	2,346	2,200	1,858	1,630
Net interest income	3,016	2,987	2,937	2,872
Provision for credit losses	—	—	—	12
Net income	827	740	694	690
Comprehensive income (loss)	883	1,429	370	342
Earnings per share - basic	0.20	0.18	0.17	0.17
Earnings per share - diluted	0.20	0.18	0.17	0.16

2005
Interest income	$4,498	$4,440	$4,222	$3,944
Interest expense	1,565	1,535	1,376	1,157
Net interest income	2,933	2,905	2,846	2,787
Provision for credit losses	149	73	75	145
Net income	1,011	678	672	620
Comprehensive income	646	287	1,081	98
Earnings per share - basic	0.25	0.17	0.16	0.15
Earnings per share - diluted	0.24	0.16	0.16	0.15

2004
Interest income	$3,685	$3,364	$3,196	$3,015
Interest expense	1,082	903	858	798
Net interest income	2,603	2,461	2,338	2,217
Provision for credit losses	106	63	50	75
Net income	755	548	457	413
Comprehensive income	638	1,000	(183)	660
Earnings per share - basic	0.19	0.14	0.11	0.10
Earnings per share - diluted	0.18	0.13	0.11	0.10

19. INCOME TAXES

The components of income tax expense are as follows:

	2006	2005	2004
Current
Federal	$1,512	$1,559	$1,040
State	227	267	174

	1,739	1,826	1,214
Deferred	1	(190)	17

	$1,740	$1,636	$1,231

The components of the deferred taxes are as follows:

	2006	2005	2004
Provision for credit losses	($71)	($133)	($70)
Deferred compensation	15	(26)	(14)
Depreciation expense	21	(22)	55
Other	36	(27)	46

Deferred tax expense	$1	($190)	$17

The components of the net deferred tax assets are as follows:

	2006	2005	2004
Deferred tax assets
Allowance for credit losses	$559	$630	$494
Deferred compensation	77	62	36
Unrealized loss on securities available for sale	535	573	125
Other	30	—	23

Total deferred tax assets	1,201	1,265	678
Deferred tax liabilities
Depreciation	94	115	137
Other	16	22	51

Total deferred tax liabilities	110	137	188

Net deferred tax asset	$1,091	$1,128	$490

The differences between federal income taxes and the amount reported by the Company follow:

	2006		2005		2004
	Amount	%	Amount	%	Amount	%
Income before income taxes	$4,691		$4,617		$3,404

Taxes computed at the federal income tax rate	$1,595	34.0%	$1,570	34.0%	$1,157	34.0%
Increases (decreases) resulting from
State income taxes, net of federal benefit	154	3.1%	226	4.9%	122	3.6%
Nondeductible expenses	38	0.1%	8	0.1%	4	0.1%
Nontaxable income	(47)	(0.1%)	(168)	(3.6%)	(52)	(1.5%)

Income tax expense	$1,740	37.1%	$1,636	35.4%	$1,231	36.2%

20. CAPITAL STANDARDS

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements of the Company and the Bank as of December 31, 2006 and 2005 are as follows:

	Actual Amount	Ratio	Minimum Capital Adequacy Amount	Ratio	To be Well Capitalized Amount	Ratio
December 31, 2006
Total capital (to risk-weighted assets)
Company	$32,134	13.6%	$18,935	8.0%
Bank	$32,074	13.6%	$18,932	8.0%	$23,665	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$30,159	12.7%	$9,468	4.0%
Bank	$30,098	12.7%	$9,466	4.0%	$14,199	6.0%
Tier 1 capital (to average assets)
Company	$30,159	8.9%	$13,476	4.0%
Bank	$30,098	8.9%	$13,473	4.0%	$16,841	5.0%

December 31, 2005
Total capital (to risk-weighted assets)
Company	$29,082	13.2%	$17,589	8.0%
Bank	$28,966	13.2%	$17,572	8.0%	$21,965	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$27,070	12.3%	$8,794	4.0%
Bank	$26,954	12.3%	$8,786	4.0%	$13,179	6.0%
Tier 1 capital (to average assets)
Company	$27,070	8.8%	$12,364	4.0%
Bank	$26,954	8.7%	$12,360	4.0%	$15,450	5.0%

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

	2006		2005
December 31,	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	$5,705	$5,705	$9,603	$9,603
Federal funds sold	30,367	30,367	3,400	3,400
Investment securities (total)	79,657	79,657	73,902	73,902
Loans, net	219,794	218,518	202,568	202,225
Accrued interest receivable	1,660	1,660	1,423	1,423
Bank owned life insurance	3,775	3,775	3,658	3,658
Financial liabilities
Noninterest-bearing deposits	$42,218	$42,218	$43,448	$43,448
Interest-bearing deposits	231,957	231,387	206,501	206,549
Securities sold under agreements to repurchase	17,734	17,734	12,986	12,986
Long term borrowings	30,000	29,841	15,000	14,814
Junior subordinated debt	5,000	5,000	5,000	5,000
Accrued interest payable	234	234	125	125

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

22. EARNINGS PER SHARE

A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

In thousands (000)	2006	2005	2004
Weighted average shares outstanding, basic	4,086	4,063	4,050
Common stock equivalents	127	124	96

Average common shares and equivalents, fully diluted	4,213	4,187	4,146

Stock options outstanding that were antidilutive at December 31,	—	—	—

23. PARENT COMPANY FINANCIAL INFORMATION

The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

Balance Sheets

December 31,	2006	2005
Assets
Cash and due from banks	$19	$43
Due from subsidiaries	—	—
Investment in subsidiaries	29,215	25,999
Deferred income taxes and other assets	49	82

Total assets	$29,283	$26,124

Liabilities and Stockholders’ Equity
Junior subordinated debt	$5,155	$5,155
Due to subsidiaries	—	3
Other liabilities	7	7
Stockholders’ Equity
Common stock	41	41
Paid in capital	13,309	13,171
Retained earnings	11,809	8,858
Accumulated other comprehensive (loss)	(1,038)	(1,111)

Total liabilities and stockholders’ equity	$29,283	$26,124

Statement of Income

Years Ended December 31,	2006	2005	2004
Interest income	$—	$—	$—
Interest expense	418	327	236

Net interest income	(418)	(327)	(236)

Equity in undistributed income of subsidiaries	3,144	3,211	2,234
Dividends from subsidiary	200	170	205

Total income	3,344	3,054	2,203

Noninterest expense
Compensation	37	130	34
Legal	32	26	14
Shareholder communications	109	123	119

Total expense	178	279	167

Income before income tax benefit	2,748	2,775	2,036
Income tax benefit	(203)	(206)	(137)

Net income	$2,951	$2,981	$2,173

Statements of Cash Flows

Years Ended December 31,	2006	2005	2004
Cash flows from operating activities
Net income	$2,951	$2,981	$2,173
Due from subsidiaries	(3)	3	(2)
Tax benefit received	8	(3)	(15)
Options expensed	37	123	18
Undistributed net income of subsidiary	(3,344)	(3,381)	(2,440)
Net Increase in other assets and liabilities	26	20	31

Net cash used in operations	(325)	(257)	(235)

Cash flows from financing activities
Dividends received from Bank	200	170	205
Proceeds from stock options exercised and restricted stock issued	101	62	81

Net cash provided by financing activities	301	232	286

Net (decrease) increase in cash	(24)	(25)	51
Cash and equivalents at beginning of year	43	68	17

Cash and equivalents at end of year	$19	$43	$68