Form 10KSB, Exhibit 13
period 2007-12-31
ANNAPOLIS BANCORP INC
filed 2008-03-27
CIK 1041429

Exhibit 13.0

ANNAPOLIS BANCORP, INC.

Corporate Profile

Annapolis Bancorp, Inc. (the “Company”), formerly Annapolis National Bancorp, Inc. and Maryland Publick Banks, Inc., is a bank holding company, incorporated in May 1988 for the purpose of acquiring and holding all of the outstanding stock of BankAnnapolis (the “Bank”) (formerly Annapolis National Bank), a federally insured community-oriented bank and one of two independent commercial banks headquartered in Annapolis, Maryland. The Bank currently operates as a full service commercial bank from its headquarters in Annapolis, its five other branches located in Anne Arundel County, Maryland and one branch located on Kent Island in Queen Anne’s County, Maryland. The Bank’s principal business consists of originating loans and attracting deposits. The Bank originates commercial loans, commercial real estate loans, construction loans, one- to four-family real estate loans, home equity loans and consumer loans. The Bank also invests in U.S. Treasury and U.S. Government agency securities and other securities including mortgage backed securities issued by or guaranteed by the federal government.

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

The Bank employed 80 full time and 10 part time individuals at December 31, 2007.

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

The Company reported net income for 2007 of $2.4 million, a decrease of $527 thousand or 17.9% from 2006 net income of $3.0 million. The decrease in 2007 earnings was primarily due to higher interest and noninterest expense, and an increase in the provision for credit losses. Earnings per diluted share were $0.58 compared to $0.70 per share in 2006.

The primary source of income of the Bank is interest on its loan and investment portfolios, while one of the principal expenses of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $11.8 million for 2007, an increase of $38 thousand or 0.3% compared to $11.8 million in 2006. Total assets were $361.9 million as of December 31, 2007, a $10.0 million or a 2.8% increase over December 31, 2006 total assets of $351.9 million. The Company’s return on average assets was 0.69% and 0.93% for the years ending December 31, 2007, and 2006, respectively. The Company’s return on average equity was 9.51% and 13.21% for the years ending December 31, 2007, and 2006, respectively.

At December 31, 2007 the Bank’s gross loan portfolio totaled $246.3 million. Of this amount, $46.0 million or 18.7% were commercial loans, $71.5 million or 29.0% were commercial real estate loans, $24.5 million or 10.0% were construction loans, $64.8 million or 26.3% were one- to four-family residential mortgage loans, $21.4 million or 8.7% were home equity loans, and $18.1 million or 7.3% were consumer and other loans.

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

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements which can be found on page 25 and continuing to page 29. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management’s estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements found on page 26 describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial analysis.

Financial Condition as of December 31, 2007 and 2006 and Results of Operations for the Years then Ended

The Company, through its Bank subsidiary, functions as a financial intermediary, and as such its financial condition and results of operations can be examined in terms of developing trends in its sources and uses of funds. These trends are the result of both external environmental factors, such as changing economic conditions, regulatory changes and competition, and also internal environmental factors such as management’s evaluation as to the best use of funds in these changing conditions.

Total assets increased by $10.0 million or 2.8% during 2007 to $361.8 million from $351.9 million at December 31, 2006. Total deposits and securities sold under agreements to repurchase, the Company’s primary sources of funds, increased $13.0 million or 4.5% to $304.9 million from $291.9 million at December 31, 2006. Time deposits totaled $95.1 million or 32.6% of the Bank’s total deposits at December 31, 2007, compared to $102.5 million or 37.4% in 2006. Savings and money market accounts, the largest portion of the Bank’s total deposits, totaled $130.1 million or 44.6% of the Bank’s total deposits at December 31, 2007, compared to $85.7 million or 31.2% in 2006. The increase in savings and money market deposits was due to the introduction of a premium rate savings account in April 2007. NOW accounts totaled $28.3 million or 9.7% and $43.8 million or 16.0% of total deposits at December 31, 2007 and 2006, respectively. The decrease in NOW accounts is the result of a large withdrawal upon distribution of an estate account. Demand, noninterest bearing accounts totaled $38.1 million or 13.1% of total deposits at December 31, 2007 and $42.2 million or 15.4% at December 31, 2006. Securities sold under agreements to repurchase decreased $4.4 million or 24.8% to $13.3 million at December 31, 2007 compared to $17.7 million at December 31, 2006. Overnight borrowings at December 31, 2007 totaled $4.2 million compared to zero at December 31, 2006 while long-term borrowings were $20.0 million at December 31, 2007 compared to $30.0 million at December 31, 2006.

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors. The proceeds of the securities were used to provide funding for future growth and to improve the Company’s capital ratios. The current cost of these securities is 8.01%.

The Company’s primary uses of funds are for loans and investments. Loans, excluding deferred fees/costs and discounts and the allowance for credit losses, increased by $24.6 million or 11.1% to $246.3 million at December 31, 2007 from $221.7 million a year earlier. Real estate loan balances increased by $17.0 million or 12.1% and commercial loans increased by $5.4 million or 13.3%, construction loans by $1.3 million or 5.6%, and; installment and other consumer loans of $810 thousand or 4.0%.

Operating Results

The following discussion outlines some of the more important factors and trends affecting the earnings of the Company as presented in its consolidated statements of income.

Net Interest Income

Net interest income is the difference between interest income and interest expense and is generally affected by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income in any given period. The table on page 8 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change in volume multiplied by the old rate); (2) changes in rates (change in rate multiplied by the old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

Net interest income for the year ended December 31, 2007, was $11.8 million, representing an increase of $38 thousand or 0.3% from net interest income of $11.8 million for the year ended December 31, 2006. The increase in net interest income is due primarily to increased average loan and investment balances. The net interest margin was 3.59% for the year ended December 31, 2007 and 3.96% for the year ended December 31, 2006. Net interest income for 2007 includes $147 thousand of interest collected on a cash basis related to loans on nonaccrual status, compared to $58 thousand of interest collected on nonaccrual loans in 2006.

Interest Income

The Company’s interest income increased $2.6 million or 13.2% for the year ended December 31, 2007. The increase in interest income can be attributed to an increase in earning assets and asset yields as average loans increased $19.2 million or 9.0%, and loan yield improved to 7.63% for the year ended December 31, 2007 from 7.49% for the year ended December 31, 2006. Contributing to the increase in interest income is an increase in the investment volume and an improvement in the overall portfolio yield. Average investment securities, federal funds sold and interest bearing balances with banks increased in total by $12.6 million or 14.9%, while the yield on federal funds sold, other investments and investment securities increased to 4.81% for the year ended December 31, 2007 from 4.52% for the year ended December 31, 2006.

Interest Expense

The Company’s interest expense increased $2.6 million or 32.1% to $10.6 million for 2007, compared to $8.0 million for 2006. The increase in interest expense for the year ended December 31, 2007 can be attributed to higher deposit costs, primarily from the Bank’s new Superior Savings Product and the Bank’s indexed money market account. Offsetting these increases was a decrease in the cost of Federal Home Loan Bank borrowings, decreasing $235 thousand with the overall cost falling to 3.84% from 4.19% for the year ended December 31, 2006.

Provision for Credit Losses

The Company recorded a provision for credit losses of $448 thousand for the year ended December 31, 2007 compared to $12 thousand for the year ended December 31, 2006. The increase in provision was primarily the result of an increase in gross loans of $24.6 million and the need to replenish the reserve for net charge-offs of $141 thousand. Non performing loans at year end equaled $1.1 million for the years ending December 31, 2007 and 2006. Net charge-offs of loans deemed uncollectible totaled $141 thousand for the year ended December 31, 2007 compared to net charge-offs of $48 thousand for the year ended December 31, 2006. See the discussion under the heading “Provision for Credit Losses and Credit Risk Management” for greater analysis regarding the Allowance for Credit Losses and related provision.

Noninterest Income

The Company’s primary sources of noninterest income are fees charged on deposit products, fees generated by the Bank’s VISA check card program, fees recognized on the origination of brokered residential mortgage loans and rental income from leasing space at the Bank’s headquarters building. Included in noninterest income for the year ended December 31, 2006 is a gain received of $23 thousand on the prepayment of a Federal Home Loan Bank convertible advance of $5.0 million with no similar gain recorded in 2007. Noninterest income decreased $19 thousand or 1.0% remaining at $1.8 million for the years ended December 31, 2007. Fees charged on deposit products increased $81 thousand or 6.9%, while mortgage banking fees totaled $54 thousand for the year ended December 31, 2007, a 67.5% decrease from fees of $166 thousand for the year ended December 31, 2006. The Company does not fund mortgage loans sold in the secondary market, but receives commissions from investors who fund the loans. Rental income on the headquarters building totaled $186 thousand for year ended December 31, 2007 compared to $180 thousand for the year ended December 31, 2006.

Noninterest Expense

Noninterest expense increased $531 thousand or 5.9% to $9.5 million at December 31, 2007, compared to $9.0 million at December 31, 2006. The increase in noninterest expense was primarily due to increases in personnel expense related to the expansion of the Bank’s Business Development Department and higher occupancy costs associated with a full year of expense for the new Kent Island and Market House branches.

Personnel expense increased $384 thousand or 7.5% to $5.5 million from $5.1 million, with $280 thousand related to additional business development and branch staff, annual salary increases, $87 thousand related to higher payroll tax and benefit costs and a reduction in the cost of expensing options of $73 thousand.

Occupancy and equipment expense increased $73 thousand or 6.3% due to annual rent increases and costs associated with the new branches located on Kent Island and in downtown Annapolis.

Marketing expense decreased $66 thousand or 14.7% as the Company reduced the number of cable advertisements. Data processing expense decreased $20 thousand or 2.5% due to favorable contract terms.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $1.3 million and $1.7 million in income tax expense for the years ended December 31, 2007 and 2006, respectively, for an effective tax rate of 35.2% in 2007 and 37.1% in 2006.

Results of Operations for the Years Ended December 31, 2006 and 2005

Net Income

Net income for the year ended December 31, 2006 totaled $3.0 million, a decrease of $30 thousand or 1.0% increase from 2005 earnings of $3.0 million. Earnings per diluted share were $0.70 for the year ended December 31, 2006 compared to $0.71 per diluted share for the year ended December 31, 2005.

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

Interest Income

Interest income increased $2.7 million or 16.0% in 2006 compared to 2005, primarily due to an earning assets and asset yields as average loans increased $5.4 million or 2.6% in 2006 and an increase in loan yields, with the yield increasing to 7.49% for the year ended December 31, 2006 from 6.76% for the year ended December 31, 2005. Average investment securities increased $10.3 million or 16.8%, while the yield on federal funds sold, other investments and investment securities increased to 4.52% for the year ended December 31, 2006 from 3.85% for the year ended December 31, 2005.

Interest Expense

Interest expense increased $2.4 million or 42.6% to $8.0 million in 2006 compared to $5.6 million in 2005. The increase in interest expense for the year ended December 31, 2006 can be attributed to higher deposit costs and an increase in the cost of Federal Home Loan Bank borrowings rising to 4.19% from 3.40% for the year ended December 31, 2005.

Provision for Credit Losses

The Company recorded a provision for credit losses of $12 thousand for the year ended December 31, 2006 compared to $442 thousand for the year ended December 31, 2005. See the discussion under the heading “Provision for Credit Losses and Credit Risk Management” for greater analysis and the methodology used regarding the Allowance for Credit Losses and related provision.

Noninterest Income

Noninterest income decreased $360 thousand or 16.3% during 2006 to $1.8 million from $2.2 million compared to 2005. Included in noninterest income for the year ended December 31, 2005 is a gain received of $23 thousand on the prepayment of a Federal Home Loan Bank convertible advance of $5.0 million compared to $201 thousand in similar gains on $10.0 million in Federal Home Loan convertible advances in 2005. Mortgage broker fees decreased $163 thousand for the year ended December 31, 2006. Fees charged on deposit products decreased $31 thousand or 2.6%.

Noninterest Expense

Noninterest expense increased $337 thousand or 3.9% to $8.9 million in 2006 from $8.6 million in 2005. The increase in noninterest expense was primarily due to increases in personnel expense and higher occupancy costs associated with the new Kent Island and Market House branches.

Provision for Income Taxes

The Company and the Bank file consolidated federal income tax returns and separate Maryland income tax returns. The Company recognized $1.7 million and $1.6 million in income tax expense for the years ended December 31, 2006 and 2005, respectively, for an effective tax rate of 37.1% in 2006 and 35.4% in 2005.

Selected Consolidated Financial Highlights

Selected Consolidated Financial Data at and for years ended December 31,

(Dollars in thousands, except per share data)

Selected Financial Data	2007	2006	2005	2004	2003
Total assets	$361,879	$351,861	$304,916	$284,188	$231,338
Total loans, net	243,905	219,794	202,568	202,296	167,123
Total deposits	291,589	274,175	249,949	226,834	190,577
Securities sold under agreement to repurchase	13,337	17,734	12,986	7,901	8,745
Short-term debt	4,170	—	—	—	—
Long-term debt	25,000	35,000	20,000	30,000	15,000
Stockholders’ equity	26,852	24,121	20,959	18,662	16,448

Selected Operating Data
Interest income	$22,466	$19,846	$17,104	$13,260	$11,477
Interest expense	10,616	8,034	5,633	3,641	3,368

Net interest income	11,850	11,812	11,471	9,619	8,109
Provision for credit losses	448	12	442	294	50

Net interest income after provision for credit losses	11,402	11,800	11,029	9,325	8,059
Noninterest income	1,831	1,850	2,210	2,025	2,084
Noninterest expense	9,490	8,959	8,622	7,946	7,533

Income before income taxes	3,743	4,691	4,617	3,404	2,610
Income tax expense	1,319	1,740	1,636	1,231	936

Net income	$2,424	$2,951	$2,981	$2,173	$1,674

Key Financial Ratios and Other Data	2007	2006	2005	2004	2003
Return on average assets
Net income divided by average assets	0.69%	0.93%	0.97%	0.84%	0.75%
Return on average equity
Net income divided by average equity	9.51%	13.21%	15.04%	12.48%	10.60%
Equity to asset ratio
Average equity divided by average assets	7.28%	6.96%	6.46%	6.73%	7.11%
Diluted earnings per share (1)	$0.58	$0.70	$0.71	$0.52	$0.41
Book value per share (1)	$6.69	$5.88	$5.15	$4.61	$4.08
Tangible book value per share (1)	$6.69	$5.88	$5.15	$4.61	$4.08
Number of shares outstanding (1)	4,014,928	4,101,893	4,072,800	4,050,480	4,031,932
Efficiency ratio	69.37%	65.58%	63.02%	68.24%	73.90%
Interest rate spread	3.06%	3.47%	3.65%	3.71%	3.67%
Net interest margin	3.59%	3.96%	4.00%	4.00%	3.95%
Risk based capital ratio – Tier 1	12.49%	12.74%	12.31%	11.14%	12.17%
Risk based capital ratio – Total	13.39%	13.58%	13.23%	12.00%	13.09%

(1)	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.

The following table presents a condensed average balance sheet as well as income/expense and yields/costs of funds thereon for the years ended December 31, 2007, 2006 and 2005. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average daily balances. The yields and costs include loan fees that are considered adjustments to yields. Net interest spread, the difference between the average rate on interest bearing assets and the average rate on interest bearing liabilities, decreased to 3.06% for the year ended December 31, 2007 from 3.47% at December 31, 2006.

Consolidated Average Balances, Yields and Rates

(Balances in thousands)

	Years Ended
	December 31, 2007			December 31, 2006			December 31, 2005
	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Assets
Interest Earning Assets
Federal funds sold and other overnight investments	$17,531	$879	5.01%	$13,648	$709	5.19%	$17,449	$572	3.28%
Interest bearing balances in other banks	627	29	4.63%	—	—	—	—	—	—
Investment securities	79,403	3,785	4.77%	71,273	3,128	4.39%	60,997	2,446	4.01%
Loans	232,819	17,773	7.63%	213,640	16,009	7.49%	208,280	14,086	6.76%

Total interest earning assets	330,380	22,466	6.80%	298,561	19,846	6.65%	286,726	17,104	5.97%
Noninterest Earning Assets
Cash and due from banks	5,636			6,205			8,586
Other assets	14,061			13,856			11,379

Total Assets	$350,077			$318,622			$306,691

Liabilities and Stockholders’ Equity
Interest Bearing Deposits
NOW accounts	$31,699	$65	0.21%	$37,789	$76	0.20%	$36,251	$82	0.23%
Money market accounts	80,262	3,262	4.06%	63,270	2,293	3.62%	49,534	958	1.93%
Savings accounts	33,842	951	2.81%	16,750	66	0.39%	20,213	77	0.38%
Certificates of deposit	101,743	4,692	4.61%	95,935	3,821	3.98%	98,390	3,105	3.16%
Repurchase agreements	15,590	613	3.93%	14,084	522	3.71%	10,494	290	2.76%
Short-term borrowings	13	1	3.87%	—	—	0.00%	—	—	0.00%
Long-term borrowings	15,493	603	3.89%	19,718	838	4.19%	23,027	794	3.40%
Junior subordinated debt	5,000	429	8.46%	5,000	418	8.25%	5,000	327	6.45%

Total interest bearing liabilities	283,642	10,616	3.74%	252,546	8,034	3.18%	242,909	5,633	2.32%

Noninterest Bearing Liabilities
Demand deposit accounts	39,794			42,714			42,933
Other liabilities	1,153			1,172			1,029
Stockholders’ Equity	25,488			22,190			19,820

Total Liabilities and Stockholders’ Equity	$350,077			$318,622			$306,691

Interest rate spread			3.06%			3.47%			3.65%
Ratio of interest earning assets to interest bearing liabilities			116.48%			118.22%			118.04%
Net interest income and net interest margin		$11,850	3.59%		$11,812	3.96%		$11,471	4.00%

(1)	No tax-equivalent adjustments are made, as the effect would not be material.

Rate/Volume Analysis

(Dollars in thousands)

	2007 vs. 2006				2006 vs. 2005
		Due to Change in				Due to Change in
	Increase or (Decrease)	Volume	Rate	Rate/ Volume	Increase or (Decrease)	Volume	Rate	Rate/ Volume
Interest income on:
Loans	$1,764	$1,437	$300	$27	$1,923	$363	$1,521	$39
Investment securities	657	384	243	30	683	412	232	39
Interest bearing deposits in other banks	29	—	—	29
Federal funds sold and other overnight investments	170	169	1	—	136	(124)	333	(73)

Total interest income	2,620	1,990	544	86	2,742	651	2,086	5

Interest expense on:
NOW accounts	(11)	(13)	2	—	(6)	3	(9)	—
Money market accounts	969	616	278	75	1,335	266	837	232
Savings accounts	885	68	404	413	(11)	(13)	2	—
Certificates of deposit	871	231	603	37	716	(78)	814	(20)
Repurchase agreements	91	56	32	3	232	99	99	34
Short-term borrowing	1	—	—	1
Long-term borrowing	(235)	(179)	(70)	14	44	(114)	184	(26)
Junior subordinated debt	11	—	11	—	91	—	91	—

Total interest expense	2,582	779	1,260	543	2,401	163	2,018	220

Net interest income	$38	$1,211	$(716)	$(457)	$341	$488	$68	$(215)

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

Deposits, commercial reverse repurchase agreements, and lines of credit are the primary sources of the Bank’s funds for lending and investing activities. During 2007 the Company repaid unfavorably priced advances that were matured or called totaling $25.0 million. The advances had an average cost of 4.44%. The Company replaced those advances with $15.0 million in new Federal Home Loan Bank advances at an average cost of 3.22%. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments and investment maturities can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates, general market conditions and competition.

The Bank offers a variety of retail deposit account products to both consumer and commercial deposit customers. The Bank’s deposit accounts consist of savings, NOW accounts, checking accounts, money market accounts and certificate of deposit accounts. The Bank also offers individual retirement accounts. Time deposits comprised 32.6% of the deposit portfolio at December 31, 2007. Core deposits, considered to be noninterest bearing and interest bearing demand deposit accounts, savings deposits and money market accounts, accounted for 67.4% of the deposit portfolio at December 31, 2007. This represents a 7.6% increase in the percentage of core deposits to total deposits. Core deposits accounted for 62.6% of the deposit portfolio at December 31, 2006.

The Bank intends to continue to emphasize retail deposit accounts as its primary source of liquidity. In April 2007 the Bank introduced the Superior Savings account offering a promotional interest rate from April 2007 until June 10, 2007 for new money deposited with the Bank. At December 31, 2007 the balance of superior savings accounts totaled $33.6 million. Deposit products are promoted in periodic newspaper advertisements, along with notices provided in customer account statements. The Bank’s market strategy is based on its reputation as a community bank providing quality products and personal customer service.

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

Jumbo certificates of deposit are accounts of $100,000 or more. These accounts totaled $41.3 million at December 31, 2007 and consisted principally of time certificates of deposit. The following table sets forth the amount and maturity of jumbo certificates of deposit at December 31, 2007:

(Dollars in thousands)

Three Months or Less	Greater than Three Months to Six Months	Greater than Six Months to One Year	Greater than One Year	Total
$16,393	$6,936	$9,721	$8,262	$41,312

Securities sold under agreements to repurchase represent transactions with customers for correspondent or commercial account cash management services. These are overnight borrowing arrangements with interest rates discounted from the federal funds sold rate. Securities underlying the repurchase agreements are maintained in the Company’s control. For the years ended December 31, 2007 and 2006, the average cost of these borrowings was 3.93% and 3.71%, respectively.

The Bank maintains a secured borrowing line with the Federal Home Loan Bank (FHLB) with the potential to draw up to $144.8 million, and may borrow up to $15.5 million under secured and unsecured lines established with correspondent commercial banks. In addition, the Bank has the ability to borrow directly from the Federal Reserve Bank discount window. At December 31, 2007, the Bank had advances outstanding of $20.0 million under the Federal Home Loan Bank’s convertible advance program and had borrowed $4.2 million overnight utilizing one of its $5.0 million unsecured lines of credit.

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

The Bank attempts to manage fluctuations in interest rates by matching the maturities of its interest earning assets and interest bearing liabilities. The Bank’s current strategy to manage its sensitivity to interest rate fluctuations is to emphasize adjustable rate loans and to invest in short-term U.S. Government agency securities with maturities or call dates of five years or less. Prior to the most recent Federal Reserve rate changes the Bank increased its activity in fixed rate loans to stabilize the net interest margin. To reduce the negative impact of engaging in excessive fixed rate lending in a volatile rate environment, the Bank uses a third party for settlement of the majority of long-term fixed rate loans.

The following table summarizes the anticipated maturities or repricing of the Company’s interest earning assets and interest bearing liabilities as of December 31, 2007, and the Company’s interest sensitivity gap (i.e., interest earning assets less interest bearing liabilities). A positive gap for any time period indicates that more interest earning assets will mature or reprice during that period than interest bearing liabilities. The Company’s goal is to maintain a cumulative gap position for the period of one year or less of plus or minus fifteen percent in order to mitigate the impact of changes in interest rates on liquidity, interest margins and operating results. The actual results show the Bank to be more negatively gapped in the short-term than the fifteen percent plus or minus goal. This is not seen as an issue at this time based on the current interest rate environment. As interest rates fall the negatively gapped scenario presented below will proved adequate cash flow while allowing for repayment of numerous deposit accounts

The analysis presented below represents a static gap position for interest sensitive assets and liabilities at December 31, 2007, and does not give effect to call features of investment securities and prepayment or extension of loans as a result of changes in general market rates.

Interest Sensitivity Gap Analysis

December 31, 2007

(Dollars in thousands)

	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets
Federal funds sold and other overnight investments	$1,588	$—	$—	$—	$1,588
Interest bearing balances with banks	11,500	—	—	—	11,500
Investment securities (1)	2,996	14,341	14,932	48,276	80,545
Loans (2) (3)	64,760	14,656	113,224	52,758	245,398

	$80,844	$28,997	$128,156	$101,034	$339,031

Liabilities
Interest bearing liabilities
NOW accounts (5)	$2,825	$5,651	$19,778	$—	$28,254
Money market accounts (5)	79,370	1,982	3,965	—	85,317
Savings accounts (5)	34,694	2,250	7,876	—	44,820
Certificates of deposit (4)	27,340	47,499	20,285	—	95,124
Commercial repurchase agreements	13,337	—	—	—	13,337
Short-term borrowings	4,170	—	—	—	4,170
Long-term borrowings	—	5,000	15,000	—	20,000
Junior subordinated debt	—	—	—	5,000	5,000

	$161,736	$62,382	$66,904	$5,000	$296,022

Interest sensitivity gap	$(80,892)	$(33,385)	$61,252	$96,034	$43,009
Cumulative interest sensitivity gap	$(80,892)	$(114,277)	$(53,025)	$43,009
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(23.86)%	(33.71)%	(15.64)%	12.69%

(1)	Net of Federal Reserve Bank, Federal Home Loan Bank stock and other equity investments by call date.
(2)	Loans scheduled by contractual maturities.
(3)	Net of non-accrual loans of $787 thousand and deferred fees of $161 thousand.
(4)	Certificates of deposits scheduled by contractual maturities.
(5)	NOW, savings and money market accounts are presented using decay rates and historical repricing patterns.

Investment Portfolio

At December 31, 2007, the Bank’s investment portfolio, which totaled $83.1 million, consisted primarily of U.S. Government Agency securities and mortgage-backed securities. The Company invests primarily in state tax exempt U.S. Government Agency securities in order to minimize its state income tax liability. Additionally, the Company owns $504,200 in stock of the Federal Reserve Bank of Richmond, $1,533,300 in stock of the Federal Home Loan Bank of Atlanta (FHLB) and a $541 thousand investment in a community development activity qualified mutual fund. Management generally maintains an investment portfolio with relatively short maturities to minimize overall interest rate risk. At December 31, 2007, approximately 40.1% of the securities had contractual maturities of five years or less.

Investment decisions are made within policy guidelines established by the Board of Directors. It is the Bank’s policy to invest in non-speculative debt instruments, particularly debt instruments that are guaranteed by the U.S. Government or an agency thereof, to maintain a diversified investment portfolio which complements the overall asset/liability and liquidity objectives of the Bank, while limiting the related credit risk to an acceptable level. To meet the credit risk objectives, non-government debt instruments must have a rating of “B” or better to be held in the portfolio. The Bank’s investment policy designates the investment portfolio to be classified as “available-for-sale,” unless otherwise designated. At December 31, 2007, 100% of the investment portfolio was classified available-for-sale. The composition of securities at December 31, for each of the past five fiscal years was:

(Dollars in thousands)

	2007	2006	2005	2004	2003
Available for Sale
U.S. Agency	$55,496	$51,127	$44,315	$33,139	$28,167
State and Municipal	868	1,029	—	—	—
Mortgage-backed	24,181	24,526	27,840	19,209	8,798
Equity Securities	2,578	2,975	1,747	2,092	1,004

Total Securities	$83,123	$79,657	$73,902	$54,440	$37,969

The following table presents maturities and weighted average yields for investments in available-for-sale securities net of Federal Reserve Bank and Federal Home Loan Bank stock and other equity securities.

December 31, 2007

(Dollars in thousands)

	Years to Maturity
	Within One Year		Within One Year to Five Years		Within Five to Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Agency	$17,248	3.76%	$14,364	4.17%	$20,884	5.73%
State and Municipal	—	0.00%	116	4.20%	752	4.41%
Mortgage-backed	89	5.50%	452	4.00%	—	0.00%

Total Debt Securities	$17,337	3.77%	$14,932	4.16%	$21,636	5.56%

	Greater than Ten Years
	Amount	Yield	Total
Available for Sale
U.S. Agency	$3,000	5.60%	$55,496
State and Municipal	—	0.00%	868
Mortgage-backed	23,640	5.17%	24,181

Total Debt Securities	$26,640	5.22%	$80,545

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

Analysis of Loans

The following table presents the composition of the loan portfolio over the previous five years:

As of December 31,

(Dollars in thousands)

	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial loans	$46,007	18.7%	$40,545	18.3%	$40,260	19.7%	$42,248	20.7%	$41,173	24.4%
Real estate loans
Commercial	71,537	29.0%	60,995	27.5%	55,479	27.1%	48,628	23.8%	44,214	26.2%
Construction	24,563	10.0%	23,304	10.5%	25,646	12.5%	32,004	15.7%	24,713	14.6%
One-to four-family	64,796	26.3%	57,251	25.8%	39,018	19.1%	32,571	16.0%	18,869	11.2%
Home equity	21,376	8.7%	22,567	10.2%	25,134	12.3%	28,194	13.8%	20,341	12.1%
Consumer loans	18,070	7.3%	17,063	7.7%	18,977	9.3%	20,325	10.0%	19,431	11.5%

Total loans	246,349	100.0%	221,725	100.0%	204,514	100.0%	203,970	100.0%	168,741	100.0%

Less:
(Unearned income), deferred costs	(161)		45		66		158		14
Allowance for credit losses	(2,283)		(1,976)		(2,012)		(1,832)		(1,632)

Net loans receivable	$243,905		$219,794		$202,568		$202,296		$167,123

The Bank’s loan portfolio consists of commercial, commercial real estate, residential construction, one- to four-family residential mortgage, home equity and consumer loans. At December 31, 2007 the Bank’s loan portfolio totaled $246.3 million, of which $46.0 million, or 18.7%, was commercial loans; $71.5 million, or 29.0%, was commercial real estate loans; $24.6 million, or 10.0%, was construction loans; $64.8 million, or 26.3%, was one- to four-family residential mortgage loans; $21.4 million, or 8.7%, was home equity loans, and; $18.1 million, or 7.3%, was consumer and other loans. All of the loans in the Bank’s portfolio are either adjustable-rate with terms to maturity of 30 days to 30 years or short- to intermediate-term fixed-rate loans.

The following table presents the maturity distribution of the loan portfolio:

As of December 31,

(Dollars in thousands)

	Due in One Year or Less	Due after One Year but before Five Years	Due after Five Years	Nonaccrual Loans	90 Days Past Due	Total
Real estate loans
Construction	$21,573	$2,458	$—	$532	$—	$24,563
Mortgage	7,846	35,787	20,992	—	171	64,796
Commercial	7,985	51,934	11,618	—	—	71,537
Commercial loans	20,250	19,006	6,635	116	—	46,007
Home equity loans	20,891	235	250	—	—	21,376
Consumer loans	1,033	3,804	13,092	139	—	18,070

Total loans	$79,580	$113,224	$52,587	$787	$171	$246,349

	Due After One Year
	Fixed Rate	Variable Rate	Total
Real estate loans
Construction	$2,458	$—	$2,458
Mortgage	28,772	28,007	56,779
Commercial	22,870	40,682	63,552
Commercial loans	15,300	10,341	25,641
Home equity loans	485	—	485
Consumer loans	5,620	11,276	16,896

Total loans	$75,505	$90,306	$165,811

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

Commercial Real Estate Lending. The Bank originates adjustable-rate commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings and retail facilities located in the Bank’s primary market area. The Bank’s underwriting procedures provide that commercial real estate loans may generally be made in amounts up to 80-85% of the lower of the appraised value or sales price of the property, subject to the Bank’s current loans-to-one-borrower limit, which at December 31, 2007, was $5.0 million. These loans may be made with terms up to 30 years if owner occupied and are generally offered at interest rates which adjust annually or annually after an initial three-, five- or seven-year period in accordance with the prime rate, or the 3 and 5 year U.S. Constant Maturity Indices as reported in the Wall Street Journal. In reaching a decision whether to make a commercial real estate loan, the Bank considers the value of the real estate to be financed and the credit strength of the borrower and/or the lessee of the real estate project. The Bank has generally required that properties securing commercial real estate loans have debt service coverage ratios of at least 1.2:1.

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

At December 31, 2007, the Bank had construction loans, including land acquisition and development loans, totaling $24.6 million, or 10.0% of the Bank’s total loan portfolio, of which $4.6 million consisted of one- to four-family residential construction loans, $11.9 million consisted of commercial real estate construction loans and $8.1 million consisted of land acquisition and development loans. Construction loans are generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest. Also, the Bank assumes certain risks associated with the borrowers’ ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Bank may be faced with a project which, when completed, has a value that is insufficient to assure full repayment.

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

At December 31, 2007, one- to four-family residential mortgage loans totaled $64.8 million, or 26.3% of total loans. Of the one-to four-family mortgage loans outstanding at that date, $29.0 million were fixed-rate loans with terms of up to fifteen years with a balloon payment at the end of the term, and $35.8 million were adjustable-rate loans with terms of up to 30 years and interest rates which adjust annually from the outset of the loan or which adjust annually after a 3 or 5 year initial period in which the loan has a fixed rate. The interest rates for the majority of the Bank’s adjustable-rate mortgage loans are indexed to the one-year Treasury Constant Maturity Index. Interest rate increases on such loans are limited to a 2% annual adjustment cap with a maximum adjustment of 6% over the life of the loan.

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

Home Equity Lending. As of December 31, 2007, home equity loans totaled $21.4 million, or 8.7% of the Bank’s total loan portfolio. Fixed-rate, fixed-term home equity loans and adjustable rate home equity lines of credit are generally offered in amounts up to 90% of the market value of the security property. Home equity lines of credit are offered with terms up to twenty years. Substantially all of the Bank’s home equity loans are adjustable rate and reprice with changes in the Wall Street Journal prime rate.

Consumer Lending. The Bank’s portfolio of consumer loans primarily consists of adjustable rate, personal lines of credit and installment loans secured by new or used automobiles, new or used boats, and loans secured by deposit accounts. At December 31, 2007, consumer loans totaled $18.1 million or 7.3% of total loans outstanding. Consumer loans are generally originated in the Bank’s primary market area.

Provision for Credit Losses and Credit Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions.

The Bank’s allowance for credit losses is established through a provision for loan losses based on management’s evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable based on information currently known to management. The Bank estimates an acceptable allowance for credit loss based upon loan risk ratings, prior periods’ charge-offs and specific loss reserves. This methodology is appropriate as the Bank has at least ten years of loan loss history, has a sufficient number of loans for broader base estimation processes to be meaningful and has a risk rating review system established for the purpose of maintaining accurate risk ratings on individual loans. The calculation of the allowance is based, in part, upon historical loss factors, as adjusted, for the major loan categories over the prior eight quarters. The factors used to adjust the historical loss experience address various risk characteristics of the Bank’s loan portfolio including (1) trends in delinquencies and other nonperforming loans, (2) results of independent loan reviews, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in the Bank’s credit administration and loan portfolio management processes, (7) changes in the experience, ability and depth of lending management and staff, (8) the effect of the recent decline in local real estate values on the level of potential credit losses in the Bank’s portfolio and (9) the impact of unresolved collateral and documentation exceptions on the potential credit losses in the Bank’s portfolio.

Management believes this approach effectively measures the risk associated with any particular loan or group of loans. The Board of Directors engages an independent loan review consultant to evaluate the adequacy of the Bank’s allowance for credit losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. Such agencies may require the Bank to make additional provisions for estimated credit losses based upon judgments different from those of management. The Bank recorded a total provision for credit losses of $448 thousand for the year ended December 31, 2007 and $12 thousand in 2006. The aggregate provision was based upon the results of quarterly evaluations using a combination of factors including the ratio of the allowance for credit losses to total gross loans, the Bank’s growth in total gross loans and the Bank’s net credit loss experience. Total gross loans increased by $24.6 million for the year ended December 31, 2007. The Bank recorded charge-offs of $184 thousand on loans deemed uncollectible and recovered $43 thousand on previously charged-off loans. As of December 31, 2007, the Bank’s allowance for credit losses was $2.3 million or 0.93% of total loans and 208.4% of nonperforming loans as compared to $2.0 million, or 0.89% of total loans and 183.2% of nonperforming loans as of December 31, 2006. The Bank had total nonperforming loans of $1.1 at December 31, 2007 and December 31, 2006, and nonperforming loans to total loans of 0.44% and 0.49% at December 31, 2007, and December 31, 2006, respectively.

The Bank places loans on a nonaccrual status after 90 days of not having received contractual principal or interest payments unless the loan is well secured and in the process of collection. In addition the Bank maintains a watch list of loans on a monthly basis that warrant more than the normal level of management supervision. At December 31, 2007 the Bank had approximately $20.1 million in watch list loans compared to $6.9 million at December 31, 2006.

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

At December 31,

(Dollars in thousands)

	2007		2006		2005
	Amount	Loan Mix	Amount	Loan Mix	Amount	Loan Mix
Amount applicable to:
Commercial	$526	18.7%	$505	18.3%	$586	19.7%
Real estate
Commercial	736	29.0%	679	27.5%	698	27.1%
Residential	162	35.0%	147	36.0%	81	31.6%
Construction	364	10.0%	233	10.5%	248	12.3%
Consumer	495	7.3%	412	7.7%	399	9.3%
Non specific	—	—	—	—	—	—

Total allowance	$2,283	100.0%	$1,976	100.0%	$2,012	100.0%

Analysis of Credit Risk

Activity in the allowance for credit losses for the preceding three years ended December 31 is shown below:

(Dollars in thousands)

	2007	2006	2005
Total loans outstanding—at December 31	$246,188	$221,770	$204,580
Average loans outstanding for the year	232,819	213,640	208,280
Allowance for credit losses at beginning of period	$1,976	$2,012	$1,832

Provision charged to expense	448	12	442

Chargeoffs:
Commercial loans	—	—	26
Consumer and other loans	184	119	274

Total	184	119	300

Recoveries:
Commercial loans	—	—	5
Consumer and other loans	43	71	33

Total	43	71	38

Net chargeoffs	141	48	262

Allowance for credit losses at end of year	$2,283	$1,976	$2,012

Allowance for credit losses as a percent of total loans	0.93%	0.89%	0.98%
Net chargeoffs (recoveries) as a percent of average loans	0.06%	0.02%	0.13%

Contractual Obligations

The Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)

Payments due by Period	Total	Less than one year	One to three years	Three to five years	More than five years
Deposits with a stated maturity	$95,124	$74,839	$17,739	$2,546	$—
Short-term borrowings	4,170	4,170
Long-term borrowings	20,000	5,000	—	—	15,000
Junior subordinated debentures	5,000	—	—	—	5,000
Operating lease obligations	2,977	264	698	601	1,414
Data processing contracts	1,387	427	691	269	—

	$128,658	$84,700	$19,128	$3,416	$21,414

Off-Balance Sheet Arrangements

As of December 31, 2007, the Company had a wholly-owned statutory trust formed for the purpose of issuing junior subordinated debentures in the form of trust preferred securities. The statutory trust has not been consolidated with the holding company.

The Company does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk is discussed further in Note 5 to the consolidated financial statements.

Capital Management

During 2007, Stockholders’ Equity increased by $2.7 million or 11.3% to $26.9 million from $24.1 million at December 31, 2006. The increase was primarily due to net income of $2.4 million and an increase in paid in capital of $96 thousand due to options exercised and expensed, and improvement in accumulated other comprehensive income of $1.0 million offset by the repurchase of 99,172 common shares for a total of $817 thousand.

On March 16, 2007 the Board of Directors approved a new Employee Stock Purchase Plan subject to shareholder approval. Under the plan, which was effective July 1, 2007, eligible employees are able to purchase shares of the Company’s common stock through payroll deductions. Shares have a price equal to 95% of the fair market value on the purchase date (and could be as low as 85% per Code Section 423 rules). During 2007 708 shares of common stock were purchased through the Employee Stock Purchase Plan.

The Company currently has three stock incentive plans. In April 1997, the Company’s 1997 Employee Incentive Stock Option Plan was approved by shareholders at the annual meeting. Under the 1997 plan, up to 177,777 shares of the Company’s common stock could be awarded under the direction of the Company’s Compensation Committee. Incentive stock options vest over a five year period. No additional awards may be made from this plan. During April 2000, the Company’s 2000 stock incentive plan was approved by shareholders at the annual meeting. Under the plan, up to 355,554 shares of the Company’s common stock could be awarded under the direction of the Company’s Compensation Committee. Incentive stock options and grants vest over a five-year period. No additional awards may be made from this plan. In May 2006, a new Company stock incentive plan was approved by shareholders at the annual meeting. Under the plan, up to 200,000 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. The Compensation Committee may in its discretion grant the following types of awards: options, share appreciation rights, restricted shares, deferred shares and performance awards. During 2007 34,704 shares of which 15,862 shares were in the form options that vest over a period of five years, 5,842 restricted shares that vested on December 31, 2007 and 13,000 restricted shares that vest over a period of two to five years, were granted under the terms of the plan. During 2007 14,419 shares granted in prior years were forfeited and 11,499 shares were exercised. At December 31, 2007, the Company had a total of 258,108 options granted and outstanding. See Note 14 to the Consolidated Financial Statements for more information on the Company’s stock option plans.

A table of the Equity Compensation Plan Information is shown below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	258,108	$4.89	165,827
Equity compensation plans not approved by security holders	—	—	—

Total	258,108	$4.89	165,827

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

At December 31, 2007, both the Company’s and the Bank’s Tier 1 and Total Risk-based capital ratios were 12.5% and 13.4%, respectively. The Bank was considered well capitalized for regulatory purposes. See Note 19 of the Consolidated Financial Statements for more information on the Bank’s risk-based capital ratios.

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

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Sarbanes-Oxley represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. It is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. The provisions of Sarbanes-Oxley took effect upon passage and are subject to rulemaking by the Securities and Exchange Commission and the self-regulatory organizations. The regulation:

•	Require CEOs and CFOs to certify their company’s financial reports, filings and control systems;

•	Require increased disclosure and reporting obligations for the company, its officers and directors, and its affiliates;

•	Require that the company comply with new audit committee independence and auditor independence requirements; and

•	Implement new corporate responsibility requirements and provide additional corporate and criminal fraud accountability.

The Company is continuing to monitor the passage of the new and amended regulations and is taking appropriate measures to comply with them. Although the Company has incurred additional expense in complying with the various provisions of Sarbanes-Oxley and the new and amended regulations, such compliance has not had a material impact on the Company’s results of operations or financial condition.

Market Value and Dividend Information

The Company’s common stock is listed on The NASDAQ Stock Market® under the symbol “ANNB.” The Company’s stock began trading on October 1, 1997. At December 31, 2007 the closing price was $7.63 per share.

As of March 1, 2008 the Company has outstanding 4,015,254 shares of common stock held by approximately 207 shareholders of record and no preferred stock issued or outstanding. The Company paid dividends for the first time to its stockholders during 1999.

The Company has no current plans to resume payments of cash dividends. Management believes it is in the best interest of the Company to retain capital to support the growth of the Company.

	2007			2006
	Stock Price Range		Per Share Dividend	Stock Price Range		Per Share Dividend
Quarter	High	Low		High	Low
1st	$10.00	$9.05	$0.0000	$10.00	$8.98	$0.0000
2nd	9.75	8.63	0.0000	9.86	8.65	0.0000
3rd	9.41	7.60	0.0000	9.50	8.95	0.0000
4th	8.27	6.85	0.0000	9.52	9.00	0.0000

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report

We prepared and are responsible for the financial statements that appear in our 2007 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s reporting in this annual report.

/s/ Richard M. Lerner
Richard M. Lerner
Chairman and Chief Executive Officer

/s/ Margaret Theiss Faison
Margaret Theiss Faison
Principal Financial and Accounting Officer

March 19, 2008

ANNAPOLIS BANCORP, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Annapolis Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Annapolis Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ending December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancorp, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 19, 2008

ANNAPOLIS BANCORP, INC.

Consolidated Balance Sheets ($000)

December 31,	2007	2006
Assets
Cash and due from banks	$5,411	$5,705
Interest bearing balances with banks	11,500	—
Federal funds sold	1,588	30,367
Investment securities available for sale	83,123	79,657
Loans, less allowance for credit losses of $2,283 and $1,976	243,905	219,794
Premises and equipment, net	9,179	9,173
Accrued interest receivable	1,794	1,660
Deferred income taxes	836	1,201
Investment in bank owned life insurance	3,927	3,775
Other assets	616	529

Total assets	$361,879	$351,861

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$38,075	$42,218
Interest bearing	253,514	231,957
Securities sold under agreements to repurchase	13,337	17,734
Short-term borrowings	4,170	—
Long-term borrowings	20,000	30,000
Guaranteed preferred beneficial interests in junior subordinated debentures	5,000	5,000
Accrued interest payable and other liabilities	931	831

Total liabilities	335,027	327,740

Stockholders’ Equity
Common stock, par value $0.01 per share; authorized 10,000,000 shares; issued and outstanding 4,014,928 shares in 2007 and 4,101,893 shares in 2006	40	41
Paid in capital	12,589	13,309
Retained earnings	14,233	11,809
Accumulated other comprehensive (loss)	(10)	(1,038)

Total stockholders’ equity	26,852	24,121

Total liabilities and stockholders’ equity	$361,879	$351,861

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Income ($000 except per share data)

Years Ended December 31,	2007	2006	2005
Interest Income
Loans, including fees	$17,773	$16,009	$14,086
Interest bearing balances with banks	29	—	—
Federal funds sold	879	708	572
Mortgage-backed securities	1,191	1,211	899
U.S. Treasury securities and obligations of other U.S. Government agencies	2,426	1,781	1,452
State and Municipal Securities	36	13	—
Equity Securities	132	124	95

Total interest income	22,466	19,846	17,104

Interest Expense
Certificates of deposit, $100,000 or more	2,079	1,480	1,215
Other deposits	6,891	4,776	3,007
Securities sold under agreements to repurchase	613	522	290
Interest on short-term borrowings	1	—	—
Interest on long-term borrowings	1,032	1,256	1,121

Total interest expense	10,616	8,034	5,633

Net interest income	11,850	11,812	11,471
Provision for Credit Losses	448	12	442

Net interest income after provision for credit losses	11,402	11,800	11,029

Noninterest Income
Service charges and fees on deposits	1,257	1,176	1,207
Mortgage banking fees	54	166	329
Rental income	186	180	178
Other income	334	351	496
Net loss on sale of securities available for sale	—	(23)	—

Total noninterest income	1,831	1,850	2,210

Noninterest Expense
Personnel	5,514	5,130	4,807
Occupancy and equipment	1,233	1,160	1,105
Data processing	792	812	903
Marketing and advertising	382	448	398
Professional Fees	280	195	265
Other operating	1,289	1,214	1,144

Total noninterest expense	9,490	8,959	8,622

Income Before Income Taxes	3,743	4,691	4,617
Income Tax Expense	1,319	1,740	1,636

Net Income	$2,424	$2,951	$2,981

Basic Earnings per Share	$0.60	$0.72	$0.73
Diluted Earnings per Share	$0.58	$0.70	$0.71

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income ($000)

For the years ended December 31, 2007, 2006 and 2005

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
	Shares	Par Value
BALANCE JANUARY 1, 2005	4,050,480	$41	$12,986	$5,877	$(242)	$18,662
Net income	—	—	—	2,981	—	2,981	$2,981
Stock-based compensation	—	—	123	—	—	123
Stock options exercised	19,387	—	55	—	—	55
Issuance of restricted stock	2,933	—	7	—	—	7
Unrealized loss on investment securities available for sale net of income taxes	—	—	—	—	(869)	(869)	(869)

BALANCE DECEMBER 31, 2005	4,072,800	41	13,171	8,858	(1,111)	20,959	$2,112

Net income	—	—	—	2,951	—	2,951	2,951
Stock-based compensation	—	—	37	—	—	37
Stock options exercised	29,093	—	101	—	—	101
Unrealized gain on investment securities available for sale net of income taxes	—	—	—	—	73	73	73

BALANCE DECEMBER 31, 2006	4,101,893	41	13,309	11,809	(1,038)	24,121	$3,024

Net income	—	—	—	2,424	—	2,424	2,424
Stock-based compensation	—	—	70	—	—	70
Stock options exercised	6,188	—	21	—	—	21
Issuance of restricted stock	5,311	—	—	—	—	—
Employee stock purchase plan	708	—	5	—	—	5
Stock repurchased	(99,172)	(1)	(816)	—	—	(817)
Unrealized gain on investment securities available for sale net of income taxes	—	—	—	—	1,028	1,028	1,028

BALANCE DECEMBER 31, 2007	4,014,928	$40	$12,589	$14,233	$(10)	$26,852	$3,452

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Consolidated Statements of Cash Flows ($000)

Years Ended December 31,	2007	2006	2005
Cash Flows from Operating Activities
Net income	$2,424	$2,951	$2,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	508	477	454
Provision for credit losses	448	12	442
Stock-based compensation	70	37	123
Deferred income taxes	(268)	1	(190)
Earnings on life insurance policies	(152)	(137)	(128)
Amortization of premiums and accretion of discounts, net	32	19	47
Loss on sale of securities	—	23	—
(Increase) decrease in:
Accrued interest receivable	(134)	(237)	(362)
Repossessed assets	(77)	(60)	—
Other assets	(14)	95	(2)
Increase (decrease) in
Accrued interest payable	47	116	(44)
Accrued income taxes, net of taxes refundable	(125)	(271)	352
Deferred loan origination fees	(161)	(21)	92
Other liabilities	283	(36)	(84)

Net cash provided by operations	2,881	2,969	3,681

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	17,339	2,977	5,763
Purchase of securities available for sale	(19,281)	(8,663)	(26,589)
Net decrease (increase) in federal funds sold	28,779	(26,967)	3,813
Purchase of interest bearing certificates of deposit	(11,500)	—	—
Net increase in loans receivable	(24,398)	(17,217)	(806)
Purchases of premises and equipment	(510)	(1,072)	(1,976)

Net cash used in investing activities	(9,571)	(50,942)	(19,795)

Cash Flows from Financing Activities
Net increase (decrease) in:
Time deposits	(7,351)	10,077	705
Other deposits	24,765	14,149	22,410
Securities sold under agreements to repurchase	(4,397)	4,748	5,085
Short-term borrowings	4,170	—	—
Proceeds from long-term borrowings	15,000	20,000
Maturities or repayment of long-term borrowings	(25,000)	(5,000)	(10,000)
Proceeds from stock options exercised	21	101	62
Proceeds from issuance of common stock	5	—	—
Stock repurchased	(817)	—	—

Net cash provided by financing activities	6,396	44,075	18,262

Net (decrease) increase in cash and cash equivalents	(294)	(3,898)	2,148
Cash and cash equivalents at beginning of year	5,705	9,603	7,455

Cash and cash equivalents at end of year	$5,411	$5,705	$9,603

Supplemental Cash Flow Information
Interest paid, including interest credited to accounts	$10,569	$7,918	$5,675
Income taxes paid	1,724	2,131	1,624

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC.

Notes to Consolidated Financial Statements ($000 except share data)

For the years ended December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the consolidated financial statements conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 2006 and 2005 consolidated financial statements to conform with the 2007 presentation.

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

The allowance for credit losses consists of a specific component and a nonspecific component. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (“SFAS”) No. 5 “Accounting for Contingencies,” or SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The calculation of the allowance is based, in part, upon historical loss factors, as adjusted, for the major loan categories based upon adjusted historical loss experience over the prior eight quarters. The factors used to adjust the historical loss experience address various risk characteristics of the Bank’s loan portfolio including (1) trends in delinquencies and other nonperforming loans, (2) results of independent loan reviews, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in the Bank’s credit administration and loan portfolio management processes, (7) changes in the experience, ability and depth of lending management and staff, (8) the effect of the recent decline in local real estate values on the level of potential credit losses in the Bank’s portfolio and (9) the impact of unresolved collateral and documentation exceptions on the potential credit losses in the Bank’s portfolio.

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

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income taxes is based upon income in the financial statements adjusted for permanent differences, rather than amounts reported on the Company’s income tax return. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

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

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“Fin 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, presuming that a tax examination will occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no benefit is recorded. The adoption did not have a material effect on the Company’s consolidated financial statements.

Earnings per Share

Basic earnings per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share is calculated by including the average dilutive common stock equivalents outstanding during the period.

Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Stock-Based Compensation

During 2005 the Company adopted the prospective method of recognizing stock-based compensation provided by SFAS No. 148. Accordingly, expense is recognized for all employee awards granted, modified or settled after the beginning of 2005. Option awards granted in 2005 did not vest until 2006.

During 2006 the Company adopted the provisions of SFAS 123R which required the recognition of stock-based compensation expense equal to the amortization (over the remaining service period) of the fair value (computed at the date of award grant) of any outstanding stock award grants which vest subsequent to December 31, 2005. Refer to Note 14 for a description of stock-based compensation expense for the years ended December 31, 2007 and 2006.

New Accounting Pronouncements

Statements of Financial Accounting Standards

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of SFAS 155 on January 1, 2007 did not significantly impact the Company’s consolidated financial statements.

SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,” by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. Adoption of SFAS 156 on January 1, 2007 did not have a significant impact on the Company’s consolidated financial statements.

SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial statements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial statements.

SFAS 141(R), “Business Combinations (Revised.) SFAS 141R replaces SFAS 141, “Business Combinations,” and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later dater when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition –related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 121. Under SFAS 141R, the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal contingencies are to be recognized at fair value unless it is a non-contractual contingency that is likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, “Accounting for Contingencies.” SFAS 141R is expected to have a significant impact on the Company’s accounting for business combinations closing on or after January 1, 2009.

SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51.” SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109.” Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of Interpretation 48 on January 1, 2007 did not significantly impact on the Company’s financial statements.

FSP No. 48-1 “Definition of Settlement in FASB Interpretation No. 48.” FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Company’s financial statements.

Emerging Issues Task Force Issues

Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.” EITF 06-4 requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Under EITF 06-4, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity’s obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee’s active service period based on the future cost of insurance to be incurred during the employee’s retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions.” The Company expects to adopt EITF 06-4 effective as of January 1, 2008 as a change in accounting principle through a cumulative-effect adjustment to retained earnings. The amount of the adjustment is not expected to be significant.

SEC Staff Accounting Bulletins

SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB No. 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments,” and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 is not expected to have a material impact on the Company’s financial statements.

2. CASH AND DUE FROM BANKS

Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank’s normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.

The Bank normally maintains balances with other banks that exceed the federally insured limit. The average balance maintained in excess of the limit, including federal funds sold to the same bank, was approximately $16.9 million. At December 31, 2007 the Bank had invested $11.5 million in the Certificate of Deposit Account Registry Service® (CDARS), which allows a financial institution or Bank customer to invest in federally insured deposits in excess of the then applicable FDIC insurance limits.

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2007
Available for sale
U.S. Government agency	$55,245	$342	$91	$55,496
State and Municipal	868	2	2	868
Mortgage-backed securities	24,457	88	364	24,181
Federal Home Loan Bank stock	1,533	—	—	1,533
Federal Reserve Bank stock	504	—	—	504
Other equity securities	532	9		541

	$83,139	$441	$457	$83,123

December 31, 2006
Available for sale
U.S. Government agency	$51,944	$3	$820	$51,127
State and Municipal	1,012	17	—	1,029
Mortgage-backed securities	25,301	35	810	24,526
Federal Home Loan Bank stock	1,960	—	—	1,960
Federal Reserve Bank stock	504	—	—	504
Other equity securities	509	2		511

	$81,230	$57	$1,630	$79,657

There were no proceeds from the sale of securities during 2007 and 2005 compared to $2.9 million in 2006. No losses on the sale of securities were recognized in 2007 compared to $23 thousand in 2006 and zero in 2005. Gains and losses are determined using the specific identification method.

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2007 are as follows:

	Fair Value	Continuous unrealized losses existing for		Total Unrealized Losses
		Less than 12 Months	More than 12 Months
December 31, 2007
Available for sale
U.S. Government agency	$30,254	$—	$91	$91
State and Municipal	479	2	—	2
Mortgage-backed securities	17,159	39	325	364

	$47,892	$41	$416	$457

The available-for-sale investment portfolio has a fair value of approximately $3.1 million of which $47.9 million or 59.5% show an unrealized loss from the purchase price. Of these securities, $30.2 million, or 63.2%, are government agency bonds, $479 thousand or 1.0% are state and municipal bonds and $17.2 million, or 35.8% are mortgage-backed securities. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The amortized cost and estimated fair value of securities by contractual maturities at December 31, 2007 are shown below. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Fair Value
December 31, 2007
Due within one year	$17,389	$17,337
Due after one through five years	14,921	14,932
Due after five years	48,259	48,276
Equity securities	2,570	2,578

	$83,139	$83,123

At December 31, 2007, 2006 and 2005, investments available for sale with a carrying value of $18.6 million, $23.9 million and $14.5 million, respectively, were pledged as collateral for certain government deposits and for other purposes as required by law.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major classifications of loans are as follows:

	2007	2006
Real estate
Commercial	$91,548	$68,215
Residential	90,724	95,902
Commercial	46,007	40,545
Consumer	18,070	17,063

	246,349	221,725

(Unearned income) Deferred loan origination costs	(161)	45
Allowance for credit losses	(2,283)	(1,976)

	(2,444)	(1,931)

Loans, net	$243,905	$219,794

The maturity and rate repricing distribution of the loan portfolio is as follows:

Repricing or maturing within one year	$80,111	$86,214
Maturing over one to five years	113,227	89,309
Maturing over five years	53,011	46,202

	$246,349	$221,725

Transactions in the allowance for credit losses are as follows:

	2007	2006	2005
Balance, beginning of the year	$1,976	$2,012	$1,832
Provision charged to operations	448	12	442
Recoveries	43	71	38
Charge-offs	184	119	300

Balance, end of year	$2,283	$1,976	$2,012

The balance of nonaccrual and impaired loans is as follows:

	2005	2006	2007
Total guaranteed by the Small Business Administration	$—	$—	$65
Other nonaccrual loans	787	854	1,245
Total nonaccrual loans and impaired loans	1,096	1,078	2,007
Average impaired loans	563	924	1,144
Related allowance for credit losses	151	112	108
Interest collected	147	58	69
Balance of accrued interest not recorded	129	141	119

The Bank lends to customers located primarily in Anne Arundel County and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Loans that were 90 days or more past due, including nonaccrual loans were $171 thousand at December 31, 2007 and $163 thousand at December 31, 2006.

Certain officers and directors (and directors’ companies which have a 10% or more beneficial ownership) have loans with the Bank. Such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and are being repaid as agreed.

A summary of the activity of these loans follows:

	2007	2006
Beginning balance	$10,032	$7,435
Advances	831	3,191
Repayments	(350)	(613)
Change in officers and directors, net	(3,546)	19

Ending balance	$6,967	$10,032

5. CREDIT COMMITMENTS

Loan commitments outstanding, unused lines of credit and letters of credit are as follows:

Dollars in thousands	2007	2006
Loan commitments and lines of credit
Construction	$3,057	$23,036
Other	59,102	42,911

	$62,159	$65,947

Letter of credit
Deposit secured	$796	$1,068
Other	758	717

	$1,554	$1,785

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

6. INVESTMENT IN BANK OWNED LIFE INSURANCE

In 2002, the Bank purchased single premium policies of Bank Owned Life Insurance (BOLI) amounting to $3,110,000. The increase in cash surrender value is recorded as other noninterest income. The Bank recorded $152,000 in BOLI income for 2007, $137,000 in 2006 and $128,000 in 2005.

7. PREMISES AND EQUIPMENT

A summary of premises and equipment and the related depreciation is as follows:

	2007	2006
Land, land improvements and building	$6,855	$6,816
Leasehold improvements	2,567	2,388
Furniture, fixtures, and equipment	2,666	2,408
Construction in progress	45	24

	12,133	11,636
Accumulated depreciation	2,954	2,463

Net premises and equipment	$9,179	$9,173

Depreciation and amortization expense was $508 thousand for 2007, $477 thousand for 2006 and $454 thousand for 2005. No interest was capitalized for the year ended December 31, 2007 while $34 thousand of interest was capitalized in association with the construction in progress in 2006 and $13 thousand in interest was capitalized in 2005.

8. LEASE COMMITMENTS

Lease obligations will require minimum rent payments as follows:

Period	Minimum Rentals $(000)
2008	$264
2009	355
2010	343
2011	310
2012	291
Remaining years	1,414

$2,977

The leases generally provide for payment of property taxes, insurance, and maintenance costs by the Company. The total rental expense for all real property leases was $234 thousand, $212 thousand and $180 thousand for 2007, 2006 and 2005, respectively.

9. DEPOSITS

Major classifications of deposits are as follows:

	2007	2006
Demand, noninterest bearing	$38,075	$42,218
NOW accounts	28,254	43,798
Savings and Money Market accounts	130,136	85,684
Time deposits, $100,000 and over	41,312	38,146
Other time	53,812	64,329

	$291,589	$274,175

Time deposits mature as follows:

Repricing or maturing within one year	$74,839	$78,316
Maturing over one to three years	17,739	20,824
Maturing over three to five years	2,546	3,335

	$95,124	$102,475

At December 31, 2007 and 2006 there were no time deposits with maturities in excess of five years.

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are securities sold to the Bank’s customers, at the customer’s request, under a continuing “roll-over” contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies that are segregated in the Bank’s correspondent safekeeping account from the Bank’s other investment securities.

The following table presents certain information for repurchase agreements:

	2007	2006	2005
Balance outstanding, at year end	$13,337	$17,734	$12,986
Average balance during the year	15,589	14,084	10,494
Average interest rate during the year	3.93%	3.71%	2.76%
Maximum month-end balance	$24,920	$19,886	$13,164

11. BORROWINGS

The Company had other long-term borrowings at December 31, 2007 and 2006 as follows:

	2007	2006
FHLB 4.75% Advance due May 2012, Callable May 2007	$—	$5,000
FHLB 2.85% Advance due March 2014, Callable March 2009	5,000	5,000
FHLB Floating Rate Advance due May 2007 priced at 281 bp below Prime	—	5,000
FHLB 4.01% Advance due November 2016, Callable May 2007	—	15,000
FHLB 3.04% Advance due November 2017, Callable November 2008	5,000	—
FHLB 3.19% Advance due November 2017, Callable December 2009	5,000	—
FHLB 3.42% Advance due November 2017, Callable December 2010	5,000	—

Total	$20,000	$30,000

Interest on these instruments is paid quarterly. FHLB advances are fully collateralized by pledges of loans. The Company has pledged under a blanket lien all qualifying residential and commercial mortgage loans under the borrowing agreement with the FHLB.

At December 31, 2007 the Company had a short-term borrowing of $4.2 million at an interest rate of 3.65% that was repayable within a period of one to fourteen days. The Company had no short-term borrowings at December 31, 2006.

12. GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On March 26, 2003, Annapolis Bancorp Statutory Trust I (“Statutory Trust I”), a Connecticut business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities to institutional investors in a private pooled transaction. The variable rate on these securities adjusts quarterly based on the 90-day LIBOR rate plus 3.15%. The current rate is 8.01%. The proceeds were up-streamed to the Company as junior subordinated debt under the same terms and conditions. The Company then down-streamed $4,875,000 to the Bank in the form of additional capital. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I’s obligations with respect to the capital securities. These capital securities currently qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry a variable interest rate of 3.15% over the 90 day LIBOR, payable semiannually, with a non-call provision over the first five year period. Both the capital securities of Statutory Trust I and the junior subordinated debentures are scheduled to mature on March 26, 2033, unless called by the Company not earlier than March 26, 2008. Interest expense on the trust preferred securities for the years ended December 31, 2007 and 2006 totaled $429 thousand and $418 thousand, respectively.

Costs associated with the issuance of the trust preferred securities totaling $125,000 were capitalized and are being amortized through 2008. Amortization for the years ended December 31, 2007, 2006 and 2005 was $21 thousand.

13. PROFIT SHARING AND OTHER EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code, for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Company to match the participants’ contributions. The Company’s contributions to the plan were $127 thousand in 2007, $122 thousand in 2006 and $107 thousand in 2005.

The Company has entered into individual Supplemental Executive Retirement Agreements (SERAs) with certain of its executives. The SERAs are designed to provide certain post-retirement benefits to enable a targeted level of covered retirement income to be met and to provide certain death benefits. The Company is accruing the present value of these benefits over the remaining number of years to the executives’ retirement dates. Benefit accruals included in noninterest expense for 2007, 2006, and 2005 were $166 thousand, $39 thousand and $52 thousand, respectively.

In 2006 the Company created an Employee Stock Purchase Plan (“ESPP”) whereby under the terms of the ESPP an employee may purchase Annapolis Bancorp, Inc. common stock at a 5% discount of the market price at the end of a purchase period. During 2007 employees purchased 708 shares of common stock under the ESPP.

14. STOCK-BASED COMPENSATION

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

In April 2000, a new incentive stock option plan was approved by the shareholders at the annual meeting. Under this plan, the Company’s compensation committee has discretionary authority to grant stock options, restricted stock awards, and deferred share awards to employees and directors, including members of the committee. Under this plan, up to 355,554 shares of Company stock, as adjusted for the August 24, 2001 and December 3, 2005 four-for-three stock splits in the form of stock dividends, may be awarded under the direction of the committee. The plan provides for the awards to vest over a five-year period of time. Options have a ten-year expiration period. After April 2006 no additional options could be granted under this plan.

In May 2006, a new Company stock incentive plan was approved by shareholders at the annual meeting. Under the plan, up to 200,000 shares of the Company’s common stock may be awarded under the direction of the Company’s Compensation Committee. The Compensation Committee may in its discretion grant the following types of awards: options, share appreciation rights, restricted shares, deferred shares and performance awards. During 2007 34,704 shares of which 15,862 were options and 18,842 shares were restricted shares were granted under the terms of the plan. Prior to 2005 the Company accounted for stock-based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method has been applied, in accordance with SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.”

During 2005 the Company adopted the prospective method of recognizing stock-based compensation provided by SFAS No. 148. Accordingly, expense is recognized for all employee awards granted, modified or settled after the beginning of 2005. Option awards granted in 2005 did not vest until 2006.

During 2006 the Company adopted the provisions of SFAS 123R which required the recognition of stock-based compensation expense and did not have a material impact on the Company’s financial statements.

The Company recognized $70,000 in stock-based compensation expense for the year ended December 31, 2007, $37,000 in 2006 and $130,000 in 2005. Stock-based compensation expense recognized in the consolidated statement of income for the years ended December 31, 2007, 2006 and 2005 reflects estimated forfeitures.

The following table illustrates the effect on net income and earnings per share if the Company had applied all of the fair value recognition provisions of SFAS 123R in the twelve months ended December 31, 2005:

2005
Net income as reported	$2,981
Add: Stock option employee compensation expense included in reported net income, net of related tax effect	81
Deduct: Total stock option employee compensation expense determined under the fair value method for all awards vested during the period, net of related tax effects	(107)

Proforma income	$2,955

Basic earnings per share
As reported	$0.73
Proforma	$0.72

Diluted earnings per share
As reported	$0.71
Proforma	$0.70

This standard defines a fair value-based method for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements.

The weighted average fair value of options granted during 2007, 2006, and 2005 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006*	2005
Dividend yield	—	—	0.00%
Risk free interest rate	4.46%	—	3.86%
Expected volatility	24.21%	—	35.39%
Expected life in years	6	—	7

*	There were no options granted during 2006.

Net cash proceeds from the exercise of stock options were approximately $21,000, $101,000 and $55,000 for the years ending December 31, 2007, 2006 and 2005, respectively.

Stock option activity for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding, beginning of year	253,465	$4.65	307,512	$4.82	276,588	$3.75
Granted	15,862	8.77	—	—	66,664	9.30
Exercised	(6,188)	3.38	(29,093)	3.47	(19,387)	2.87
Forfeited	(13,888)	9.31	(24,954)	8.10	(16,353)	7.58
Expired	(4,143)	4.78	—	—	—	—

Outstanding, end of year	245,108	$4.68	253,465	$4.65	307,512	$4.82

Vested	205,083	$3.86	194,447	$3.55	186,677	$3.20
Nonvested	40,025	8.89	59,018	8.27	120,835	7.31

Outstanding, end of year	245,108	$4.68	253,465	$4.65	307,512	$4.82

Weighted average remaining contractual term in years		4.25		4.99		6.14
Weighted fair value of options granted during the year		$2.93		na		$3.86
Total fair value of options outstanding, end of year	$742,000		$1,615,000		$1,846,000

Total intrinsic value of options vested, end of year	$806,000		$1,157,000		$1,103,000

The remaining options expire as follows:

Expiration Date	Weighted Average Exercise Price	Options Vested	Nonvested
2008	$6.19	4,444	—
2009	2.72	26,666	—
2010	2.42	53,328	—
2011	2.70	53,481	—
2012	4.14	35,333	—
2013	7.23	7,643	1,911
2014	8.06	6,478	4,318
2015	9.24	16,502	24,754
2016	8.77	1,208	4,832
2017	8.77	—	4,210

		205,083	40,025

A summary of the status of the Company’s restricted share awards follows:

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Restricted Shares
Outstanding, beginning of year	—	$—	—	$—	2,933	$2.42
Granted	18,842	9.09	—	—	—	—
Vested	(5,311)	9.40	—	—	(2,933)	2.42
Forfeited	(531)	9.40	—	—	—	—

Outstanding, end of year	13,000	$8.95	—	$—	—	$—

The aggregate intrinsic value in the table above represents the total pre-tax value (that is, the difference between the closing stock price on the last trading day in the year and the exercise price for those options in the money multiplied by the number of shares) that would have been received by the option holders had all options holders exercised their options on the last trading day of the year. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised is approximately $26,000, $175,000 and $118,000 for years ended December 31, 2007, 2006 and 2005, respectively. Total fair value of options outstanding at December 31, 2007, 2006, and 2005 was $742,000, $1,615,000 and $1,846,000.

As of December 31, 2007, $126,000 of total unrecognized compensation costs related to unvested options is expected to be recognized over a weighted average period of 4.25 years, while $110,000 of total unrecognized compensation costs related to restricted share units is expected to be recognized over a weighted average period of 4.69 years.

15. LINES OF CREDIT

The Bank is a member of the Federal Home Loan Bank system and may borrow up to an additional $124.7 million. If funded, this line is secured by one- to four-family residential and commercial mortgage loans held in the Bank’s portfolio. In addition, the Bank has available secured and unsecured lines of credit of $15.5 million.

16. PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock with a par value of $.01 per share. There were no preferred shares outstanding at December 31, 2007 or 2006.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED

	December 31,	September 30,	June 30,	March 31,
2007
Interest income	$5,681	$5,794	$5,632	$5,359
Interest expense	2,679	2,792	2,715	2,430
Net interest income	3,002	3,002	2,917	2,929
Provision for credit losses	295	133	10	10
Net income	531	662	628	603
Comprehensive income	801	1,518	269	864
Earnings per share—basic	0.13	0.16	0.15	0.15
Earnings per share—diluted	0.13	0.16	0.15	0.14

2006
Interest income	$5,362	$5,187	$4,795	$4,502
Interest expense	2,346	2,200	1,858	1,630
Net interest income	3,016	2,987	2,937	2,872
Provision for credit losses	—	—	—	12
Net income	827	740	694	690
Comprehensive income	883	1,429	370	342
Earnings per share—basic	0.20	0.18	0.17	0.17
Earnings per share—diluted	0.20	0.18	0.17	0.16

2005
Interest income	$4,498	$4,440	$4,222	$3,944
Interest expense	1,565	1,535	1,376	1,157
Net interest income	2,933	2,905	2,846	2,787
Provision for credit losses	149	73	75	145
Net income	1,011	678	672	620
Comprehensive income	646	287	1,081	98
Earnings per share—basic	0.25	0.17	0.16	0.15
Earnings per share—diluted	0.24	0.16	0.16	0.15

18. INCOME TAXES

The components of income tax expense are as follows:

	2007	2006	2005
Current
Federal	$1,451	$1,512	$1,559
State	136	227	267

	1,587	1,739	1,826
Deferred	(268)	1	(190)

	$1,319	$1,740	$1,636

The components of the deferred tax expense (benefit) are as follows:

	2007	2006	2005
Provision for credit losses	$(146)	$(71)	$(115)
Deferred compensation	(67)	15	(26)
Depreciation expense	77	21	(22)
Deferred loan fees	(79)	(6)	(29)
Other	(53)	42	(2)

Deferred tax expense	$(268)	$1	$(190)

The components of the net deferred tax assets are as follows:

	2007	2006	2005
Deferred tax assets
Allowance for credit losses	$705	$559	$630
Deferred compensation	144	77	62
Deferred Loan Fees	63	—	—
Unrealized loss on securities available for sale	6	535	573
Other	89	30	—

Total deferred tax assets	1,007	1,201	1,265

Deferred tax liabilities
Depreciation	171	94	115
Deferred Loan Fees	—	16	22

Total deferred tax liabilities	171	110	137

Net deferred tax asset	$836	$1,091	$1,128

The differences between federal income taxes and the amount reported by the Company follow:

	2007		2006		2005
	Amount	%	Amount	%	Amount	%
Income before income taxes	$3,743		$4,691		$4,617

Taxes computed at the federal income tax rate	$1,273	34.0%	$1,595	34.0%	$1,570	34.0%
Increases (decreases) resulting from
State income taxes, net of federal benefit	90	2.4%	154	3.1%	226	4.9%
Nondeductible expenses	18	0.5%	38	0.1%	8	0.1%
Nontaxable income	(62)	(1.7)%	(47)	(0.1)%	(168)	(3.6)%

Income tax expense	$1,319	35.2%	$1,740	37.1%	$1,636	35.4%

19. CAPITAL STANDARDS

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements of the Company and the Bank as of December 31, 2007 and 2006 are as follows:

	Actual Amount	Ratio	Minimum Capital Adequacy Amount	Ratio	To be Well Capitalized Amount	Ratio
December 31, 2007
Total capital (to risk-weighted assets)
Company	$34,145	13.4%	$20,402	8.0%
Bank	$34,094	13.4%	$20,400	8.0%	$25,500	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$31,862	12.5%	$10,201	4.0%
Bank	$31,811	12.5%	$10,200	4.0%	$15,300	6.0%
Tier 1 capital (to average assets)
Company	$31,862	9.0%	$14,141	4.0%
Bank	$31,811	9.0%	$14,140	4.0%	$17,674	5.0%

December 31, 2006
Total capital (to risk-weighted assets)
Company	$32,134	13.6%	$18,935	8.0%
Bank	$32,074	13.6%	$18,932	8.0%	$23,665	10.0%
Tier 1 capital (to risk-weighted assets)
Company	$30,159	12.7%	$9,468	4.0%
Bank	$30,098	12.7%	$9,466	4.0%	$14,199	6.0%
Tier 1 capital (to average assets)
Company	$30,159	8.9%	$13,476	4.0%
Bank	$30,098	8.9%	$13,473	4.0%	$16,841	5.0%

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

	2007		2006
December 31,	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	$5,411	$5,411	$5,705	$5,705
Federal funds sold	1,588	1,588	30,367	30,367
Interest bearing balances with banks	11,500	11,500	—	—
Investment securities (total)	83,123	83,123	79,657	79,657
Loans, net	243,841	243,550	219,794	218,518
Accrued interest receivable	1,794	1,794	1,660	1,660
Bank owned life insurance	3,927	3,927	3,775	3,775

Financial liabilities
Noninterest-bearing deposits	$38,075	$38,075	$42,218	$42,218
Interest-bearing deposits	253,514	253,757	231,957	231,387
Securities sold under agreements to repurchase	13,337	13,337	17,734	17,734
Short-term borrowings	4,170	4,170	—	—
Long-term borrowings	20,000	20,042	30,000	29,841
Junior subordinated debt	5,000	5,000	5,000	5,000
Accrued interest payable	288	288	234	234

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

21. EARNINGS PER SHARE

A summary of shares outstanding for basic and fully diluted earnings per share is as follows:

In thousands(000)	2007	2006	2005
Weighted average shares outstanding, basic	4,073	4,086	4,063
Common stock equivalents	114	127	124

Average common shares and equivalents, fully diluted	4,188	4,213	4,187

Options outstanding excluded from above as they were Antidilutive at December 31,	53	—	—

22. PARENT COMPANY FINANCIAL INFORMATION

The balance sheet and statements of income and cash flows for ANNAPOLIS BANCORP, INC. (Parent Company only) follow:

Balance Sheets

December 31,	2007	2006
Assets
Cash and due from banks	$33	$19
Due from subsidiaries	—	—
Investment in subsidiaries	31,956	29,215
Deferred income taxes and other assets	25	49

Total assets	$32,014	$29,283

Liabilities and Stockholders’ Equity
Junior subordinated debt	$5,155	$5,155
Due to subsidiaries	—	—
Other liabilities	7	7

Stockholders’ Equity
Common stock	40	41
Paid in capital	12,589	13,309
Retained earnings	14,233	11,809
Accumulated other comprehensive (loss)	(10)	(1,038)

Total liabilities and stockholders’ equity	$32,014	$29,283

Statement of Income

Years Ended December 31,	2007	2006	2005
Interest income	$—	$—	$—
Interest expense	429	418	327

Net interest income	(429)	(418)	(327)

Equity in undistributed income of subsidiaries	1,713	3,144	3,211
Dividends from subsidiary	1,140	200	170

Total income	2,424	2,926	3,054

Noninterest expense
Compensation	20	37	130
Legal	84	32	26
Shareholder communications	117	109	123

Total expense	221	178	279

Income before income tax benefit	2,203	2,748	2,775
Income tax benefit	(221)	(203)	(206)

Net income	$2,424	$2,951	$2,981

Statements of Cash Flows

Years Ended December 31,	2007	2006	2005
Cash flows from operating activities
Net income	$2,424	$2,951	$2,981
Due from subsidiaries	(1)	(3)	3
Tax benefit received	25	8	(3)
Stock-based compensation	70	37	123
Shares repurchased	(817)
Undistributed net income of subsidiary	(2,853)	(3,344)	(3,381)
Net Increase in other assets and liabilities	—	26	20

Net cash used in operations	(1,152)	(325)	(257)

Cash flows from financing activities
Dividends received from Bank	1,140	200	170
Proceeds from stock options exercised and Employee Stock Purchase Plan	26	101	62

Net cash provided by financing activities	1,166	301	232

Net (decrease) increase in cash	14	(24)	(25)
Cash and equivalents at beginning of year	19	43	68

Cash and equivalents at end of year	$33	$19	$43